      As filed with the Securities and Exchange Commission on July 11, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 53                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY
                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Nine for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9325.

                   VINTAGE II(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    33
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    36
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    37
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    37
THE ANNUITY PERIOD......................................................    43
Maturity Date...........................................................    43
Allocation of Annuity...................................................    43
Variable Annuity........................................................    44
Fixed Annuity...........................................................    44
PAYMENTS OPTIONS........................................................    44
Election of Options.....................................................    44
Annuity Options.........................................................    45
Variable Liquidity Benefit..............................................    45
MISCELLANEOUS CONTRACT PROVISIONS.......................................    45
Right to Return.........................................................    45
Termination.............................................................    46
Required Reports........................................................    46
Suspension of Payments..................................................    46
THE SEPARATE ACCOUNTS...................................................    46
Performance Information.................................................    47
FEDERAL TAX CONSIDERATIONS..............................................    47
General Taxation of Annuities...........................................    48
Types of Contracts: Qualified and Non-qualified.........................    48
Qualified Annuity Contracts.............................................    48
Taxation of Qualified Annuity Contracts.................................    49
Mandatory Distributions for Qualified Plans.............................    49
Individual Retirement Annuities.........................................    50
Roth IRAs...............................................................    50
TSAs (ERISA and Non-ERISA)..............................................    50
Non-qualified Annuity Contracts.........................................    52
Diversification Requirements for Variable Annuities.....................    53
Ownership of the Investments............................................    54
Taxation of Death Benefit Proceeds......................................    54
Other Tax Considerations................................................    54
Treatment of Charges for Optional Benefits..............................    54
Guaranteed Minimum Withdrawal Benefits..................................    54
Puerto Rico Tax Considerations..........................................    55
Non-Resident Aliens.....................................................    55
Tax Credits and Deductions..............................................    55
OTHER INFORMATION.......................................................    55
The Insurance Company...................................................    55
Financial Statements....................................................    56
Distribution of Variable Annuity Contracts..............................    56
Conformity with State and Federal Laws..................................    57
Voting Rights...........................................................    57
Restrictions on Financial Transactions..................................    57
Legal Proceedings.......................................................    57
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE II VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.15% for the Standard Death Benefit, 1.25% for the Step-Up Death Benefit, and 1.40% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain Contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the

          Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT ADMINISTRATIVE CHARGE

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)


VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


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(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.15% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.15%(5)                  1.25%(5)                 1.40%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.30%                     1.40%                    1.55%
Optional E.S.P. Charge....................           0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.50%                     1.60%                    1.75%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.30%                     2.40%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.55%                     1.65%                    1.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.50%                     2.60%                    2.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.75%                     1.85%                    2.00%


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(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


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* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5YEARS     10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,033      $1,814      $2,609      $4,420       $433       $1,304      $2,184      $4,420
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $933      $1,521      $2,129      $3,513       $333       $1,011      $1,704      $3,513


                         CONDENSED FINANCIAL INFORMATION

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See Appendices A and B.

                              THE ANNUITY CONTRACT

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Vintage II Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                           80
Step-Up Benefit                                                                  75
Roll-up Benefit                                                                  75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase

Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. In addition, if you have enrolled in our systematic withdrawal program, you may withdraw up to 15% of the Contract Value in the first Contract Year without incurring a withdrawal charge. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.15% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.40% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance (Death Report Date).

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions.

NOTE: IF THE OWNER DIES BEFORE THE ANNUITANT, THE DEATH BENEFIT IS RECALCULATED, REPLACING ALL REFERENCES TO "ANNUITANT" WITH "OWNER." ALL DEATH BENEFITS WILL BE REDUCED BY ANY PREMIUM TAX AND OUTSTANDING LOANS NOT PREVIOUSLY DEDUCTED.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
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If Annuitant was younger than
age 76 on the Contract Date,
the death benefit will be the
greatest of                         -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If Annuitant was age 76 through
80 on the Contract Date, the
death benefit will be the
greater of                          -  the Contract Value on Death Report Date; or
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals
-------------------------------------------------------------------------------------
If Annuitant was age 81 or
older on the Contract Date, the
death benefit will be               -  the Contract Value on Death Report Date
-------------------------------------------------------------------------------------


STEP-UP VALUE (STANDARD DEATH BENEFIT)

The Step-Up Value for the standard death benefit depends on the Annuitant's age on the Contract Date as follows:

IF ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is on or before the Death Report Date). The initial Step-Up Value equals the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 76th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day).

The only changes made to the Step-Up Value on or after the Annuitant's 76th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

IF ANNUITANT WAS AGE 68 THROUGH 75 ON THE CONTRACT DATE

We will establish a Step-Up Value on the seventh Contract Date anniversary (provided it is before the Death Report Date). The Step-Up Value will equal the Contract Value on that anniversary. Whenever a Purchase Payment is made, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the seventh Contract Date anniversary will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the seventh Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the Step-Up Value in effect immediately before the reduction for partial surrender, multiplied by (2) the amount of the partial surrender, divided by (3) the Contract Value before the surrender. See the example of the partial surrender reduction below.

ANNUAL STEP-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
The death benefit will be the
greatest of:                        -  the Contract Value on Death Report Date;
                                    -  the total Purchase Payments made under the
                                       Contract less any prior withdrawals; or
                                    -  the Step-Up Value, if any, as described below.
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ROLL-UP DEATH BENEFIT

      AGE AT TIME OF DEATH                            DEATH BENEFIT
-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value;
                                    -  the Roll-Up Death Benefit Value (as described
                                       below); or
                                    -  the Step-Up Value, if any, as described below.
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value; or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday; or
                                    -  the Contract Value
-------------------------------------------------------------------------------------


STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will be established on each Contract Date anniversary which occurs prior to the Death Report Date. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS). The partial surrender reduction equals (1) the death benefit value (step-up or roll-up value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000-9,090 = $40,910

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary (ies), or,    The spouse elects to           Yes
  if none, to the surviving   continue the Contract.
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

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                                           GMWB I                    GMWB II                  GMWB III
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AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
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ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
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RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
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                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                --
                                                       2006      1.000          1.082            66,173

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                --
                                                       2005      0.786          0.820            95,823
                                                       2004      0.753          0.786            95,819
                                                       2003      0.610          0.753            94,245
                                                       2002      0.886          0.610            57,411
                                                       2001      1.000          0.886            58,685

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                --
                                                       2005      1.130          1.166           181,062
                                                       2004      1.029          1.130           182,993
                                                       2003      0.788          1.029           178,669
                                                       2002      1.000          0.788             9,718

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.761          0.746                --
                                                       2005      0.671          0.761           379,064
                                                       2004      0.628          0.671           413,899
                                                       2003      0.515          0.628           437,056
                                                       2002      0.755          0.515           443,875
                                                       2001      0.926          0.755           502,272
                                                       2000      1.127          0.926           298,973
                                                       1999      1.000          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.385          1.570           568,901
                                                       2006      1.165          1.385           587,837
                                                       2005      1.035          1.165           644,446
                                                       2004      0.924          1.035           635,480
                                                       2003      0.692          0.924           564,989
                                                       2002      0.821          0.692           525,945
                                                       2001      0.970          0.821           396,132
                                                       2000      1.211          0.970           219,232
                                                       1999      1.000          1.211                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.357          1.505           948,206
                                                       2006      1.247          1.357         1,024,855
                                                       2005      1.087          1.247         1,095,817
                                                       2004      0.979          1.087         1,147,016
                                                       2003      0.725          0.979         1,151,521
                                                       2002      0.972          0.725           941,090
                                                       2001      1.204          0.972           610,536
                                                       2000      1.167          1.204           139,836
                                                       1999      1.000          1.167                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.529          1.585         1,573,173
                                                       2006      1.344          1.529         1,644,925
                                                       2005      1.287          1.344         1,774,707
                                                       2004      1.181          1.287         1,852,914
                                                       2003      0.904          1.181         1,853,357
                                                       2002      1.121          0.904         1,609,213
                                                       2001      1.107          1.121         1,049,824
                                                       2000      1.039          1.107           197,664
                                                       1999      1.000          1.039                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.324          1.311                --
                                                       2005      1.135          1.324            31,202
                                                       2004      0.962          1.135                --
                                                       2003      0.780          0.962                --
                                                       2002      1.000          0.780                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.738          2.276                --
                                                       2005      1.643          1.738                --
                                                       2004      1.267          1.643                --
                                                       2003      0.958          1.267                --
                                                       2002      1.000          0.958                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                --
                                                       2005      1.211          1.318             4,100
                                                       2004      1.075          1.211                --
                                                       2003      1.000          1.075             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                --
                                                       2005      1.210          1.315                --
                                                       2004      1.068          1.210                --
                                                       2003      1.000          1.068             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.486          1.723           183,544
                                                       2006      1.349          1.486           172,664
                                                       2005      1.169          1.349           223,984
                                                       2004      1.027          1.169           168,972
                                                       2003      0.811          1.027           163,339
                                                       2002      0.907          0.811            81,354
                                                       2001      1.048          0.907            53,627
                                                       2000      1.138          1.048            22,930
                                                       1999      1.000          1.138                --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      1.861          2.119           203,972
                                                       2006      1.678          1.861           209,253
                                                       2005      1.440          1.678           232,128
                                                       2004      1.170          1.440           220,808
                                                       2003      0.857          1.170           236,967
                                                       2002      1.000          0.857            62,979

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            95,020
                                                       2006      1.036          1.209            72,127
                                                       2005      1.000          1.036                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.975          1.071           205,510
                                                       2006      0.909          0.975           212,091
                                                       2005      0.879          0.909           228,339
                                                       2004      0.799          0.879           252,130
                                                       2003      0.589          0.799           244,209
                                                       2002      0.837          0.589           143,673
                                                       2001      1.001          0.837           116,704
                                                       2000      1.215          1.001            64,153
                                                       1999      1.000          1.215                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.267          1.481                --
                                                       2005      1.161          1.267           311,425
                                                       2004      1.044          1.161           334,972
                                                       2003      0.845          1.044           325,337
                                                       2002      1.000          0.845           100,137

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606           144,978
                                                       2006      2.244          2.837            30,004
                                                       2005      1.784          2.244            27,318
                                                       2004      1.449          1.784            10,263
                                                       2003      1.000          1.449               449

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.426          1.625           287,823
                                                       2006      1.189          1.426           315,599
                                                       2005      1.093          1.189           348,784
                                                       2004      0.935          1.093           376,754
                                                       2003      0.716          0.935           331,478
                                                       2002      0.891          0.716           272,558
                                                       2001      1.074          0.891           228,595
                                                       2000      1.115          1.074            33,594
                                                       1999      1.000          1.115                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.272          1.529                --
                                                       2005      1.183          1.272            41,732
                                                       2004      1.033          1.183                --
                                                       2003      0.792          1.033                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671           164,547
                                                       2006      0.499          0.558           184,379
                                                       2005      0.451          0.499           188,975
                                                       2004      0.379          0.451           190,981
                                                       2003      0.285          0.379           214,606
                                                       2002      0.402          0.285           119,873
                                                       2001      0.674          0.402           127,433
                                                       2000      1.000          0.674            57,556

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                --
                                                       2005      1.516          1.556             7,078
                                                       2004      1.337          1.516             7,078
                                                       2003      1.000          1.337             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                --
                                                       2006      0.914          0.968             7,293
                                                       2005      0.871          0.914             7,293
                                                       2004      0.857          0.871             7,448
                                                       2003      0.647          0.857             9,623
                                                       2002      0.895          0.647             2,490
                                                       2001      1.000          0.895                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.487           769,740
                                                       2006      1.382          1.484         1,117,081
                                                       2005      1.254          1.382         1,278,473
                                                       2004      1.155          1.254         1,310,672
                                                       2003      0.870          1.155         1,273,855
                                                       2002      1.309          0.870           573,856
                                                       2001      1.382          1.309           452,646
                                                       2000      1.210          1.382           164,358
                                                       1999      1.000          1.210                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.220          1.306           701,720
                                                       2006      1.077          1.220           756,603
                                                       2005      1.046          1.077           812,511
                                                       2004      0.974          1.046           838,578
                                                       2003      0.792          0.974           789,381
                                                       2002      0.973          0.792           811,466
                                                       2001      1.026          0.973           386,946
                                                       2000      1.044          1.026           190,206
                                                       1999      1.000          1.044                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683            37,937

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513           296,280
                                                       2006      1.333          1.455           652,746
                                                       2005      1.296          1.333           615,622
                                                       2004      1.250          1.296           658,255
                                                       2003      1.039          1.250           650,307
                                                       2002      1.000          1.039           369,328

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698           290,746
                                                       2006      1.506          1.690           293,128
                                                       2005      1.450          1.506           350,815
                                                       2004      1.377          1.450           407,875
                                                       2003      1.062          1.377           355,766
                                                       2002      1.000          1.062             2,136

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            61,358
                                                       2006      0.800          0.932            60,406
                                                       2005      0.812          0.800            74,091
                                                       2004      0.796          0.812            73,621
                                                       2003      0.653          0.796            63,083
                                                       2002      0.894          0.653            17,665
                                                       2001      1.000          0.894             1,370

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.016          1.052           132,911
                                                       2006      0.894          1.016           162,206
                                                       2005      0.869          0.894           182,821
                                                       2004      0.798          0.869           188,261
                                                       2003      0.633          0.798           182,850
                                                       2002      0.826          0.633           114,890
                                                       2001      0.955          0.826           111,598
                                                       2000      1.067          0.955            27,831
                                                       1999      1.000          1.067                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.562          1.561         1,090,648
                                                       2006      1.355          1.562           887,114
                                                       2005      1.310          1.355         1,029,480
                                                       2004      1.226          1.310         1,097,780
                                                       2003      0.896          1.226         1,158,025
                                                       2002      1.153          0.896           758,878
                                                       2001      1.234          1.153           588,600
                                                       2000      1.037          1.234           146,610
                                                       1999      1.000          1.037                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            37,512
                                                       2006      1.597          1.816            37,513
                                                       2005      1.519          1.597            36,910
                                                       2004      1.395          1.519            36,823
                                                       2003      1.075          1.395            24,561
                                                       2002      1.000          1.075             1,000

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      0.907          0.952            69,364
                                                       2006      0.730          0.907            81,057
                                                       2005      0.662          0.730           104,915
                                                       2004      0.569          0.662           109,830
                                                       2003      0.452          0.569           119,997
                                                       2002      0.617          0.452            87,057
                                                       2001      0.908          0.617            83,173
                                                       2000      1.207          0.908            47,399
                                                       1999      1.000          1.207                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.470          1.508           301,933
                                                       2006      1.259          1.470           105,032
                                                       2005      1.198          1.259           118,640
                                                       2004      1.099          1.198           122,214
                                                       2003      0.841          1.099           161,257
                                                       2002      1.108          0.841           122,448
                                                       2001      1.171          1.108            51,941
                                                       2000      1.029          1.171                --
                                                       1999      1.000          1.029                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.993          1.033           450,319
                                                       2006      0.962          0.993           482,968
                                                       2005      0.926          0.962           597,379
                                                       2004      0.935          0.926           607,137
                                                       2003      0.642          0.935           629,393
                                                       2002      0.865          0.642           599,697
                                                       2001      1.001          0.865           517,862
                                                       2000      1.090          1.001           282,561
                                                       1999      1.000          1.090                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.636          1.731           318,906
                                                       2006      1.444          1.636           325,170
                                                       2005      1.351          1.444           375,043
                                                       2004      1.239          1.351           381,702
                                                       2003      0.967          1.239           366,913
                                                       2002      1.211          0.967           225,995
                                                       2001      1.364          1.211           191,467
                                                       2000      1.172          1.364            64,859
                                                       1999      1.000          1.172                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                --
                                                       2006      1.467          1.626            38,190
                                                       2005      1.435          1.467            38,539
                                                       2004      1.362          1.435            33,075
                                                       2003      1.070          1.362            30,342
                                                       2002      1.000          1.070             1,174

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.494          1.623           185,201
                                                       2006      1.342          1.494            82,328
                                                       2005      1.296          1.342            87,264
                                                       2004      1.141          1.296            87,420
                                                       2003      0.776          1.141            87,852
                                                       2002      1.204          0.776             3,000
                                                       2001      1.315          1.204             1,034
                                                       2000      1.141          1.315                --
                                                       1999      1.000          1.141                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037                --
                                                       2006      1.009          1.036            21,702
                                                       2005      0.998          1.009             7,944
                                                       2004      1.000          0.998            40,362
                                                       2003      1.000          1.000                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.308          1.316           500,385
                                                       2006      1.257          1.308           532,260
                                                       2005      1.242          1.257           621,062
                                                       2004      1.178          1.242           656,373
                                                       2003      1.068          1.178           698,235
                                                       2002      1.032          1.068           474,374
                                                       2001      1.014          1.032           306,470
                                                       2000      0.999          1.014            17,824
                                                       1999      1.000          0.999                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.274          1.262           436,724
                                                       2006      1.163          1.274           467,238
                                                       2005      1.148          1.163           575,995
                                                       2004      1.053          1.148           716,412
                                                       2003      0.837          1.053           875,823
                                                       2002      0.876          0.837           672,340
                                                       2001      0.922          0.876           489,304
                                                       2000      1.016          0.922             1,807
                                                       1999      1.000          1.016                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.117          1.157         1,647,892
                                                       2006      1.082          1.117         1,908,317
                                                       2005      1.066          1.082         1,619,770
                                                       2004      1.070          1.066         1,994,070
                                                       2003      1.077          1.070         1,821,759
                                                       2002      1.078          1.077           524,727
                                                       2001      1.053          1.078           148,566
                                                       2000      1.006          1.053            64,613
                                                       1999      1.000          1.006                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                --
                                                       2006      1.149          1.281           127,017
                                                       2005      1.110          1.149           126,348
                                                       2004      0.973          1.110           127,107
                                                       2003      0.694          0.973           101,651
                                                       2002      0.946          0.694            46,293
                                                       2001      1.000          0.946                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.576          1.655                --
                                                       2006      1.352          1.576           368,931
                                                       2005      1.316          1.352           419,329
                                                       2004      1.231          1.316           444,091
                                                       2003      0.897          1.231           388,411
                                                       2002      1.212          0.897           238,858
                                                       2001      1.205          1.212           196,939
                                                       2000      1.033          1.205            56,658
                                                       1999      1.000          1.033                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.212          1.275                --
                                                       2006      1.038          1.212           266,342
                                                       2005      0.988          1.038           390,097
                                                       2004      0.904          0.988           393,882
                                                       2003      0.718          0.904           402,191
                                                       2002      0.975          0.718           432,542
                                                       2001      1.076          0.975           384,096
                                                       2000      0.964          1.076           314,048
                                                       1999      1.000          0.964                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                --
                                                       2006      1.411          1.634            39,405
                                                       2005      1.385          1.411                --
                                                       2004      1.245          1.385                --
                                                       2003      1.000          1.245             3,478

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                --
                                                       2006      1.649          1.827            21,468
                                                       2005      1.543          1.649            21,664
                                                       2004      1.260          1.543             3,301
                                                       2003      1.000          1.260             3,651

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                --
                                                       2006      0.899          0.954           164,638

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003           162,245

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             4,685
                                                       2006      1.278          1.365             4,685

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            25,504
                                                       2006      1.526          1.685            22,163

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734            14,998
                                                       2006      1.311          1.347            14,199

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104           595,454
                                                       2006      1.001          1.078           545,385

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            41,758
                                                       2006      1.002          1.074                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090             7,502
                                                       2006      0.997          0.987             7,511

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                --
                                                       2006      1.287          1.280                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607           152,190

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            30,091
                                                       2006      1.276          1.413            38,294

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028                --
                                                       2006      1.003          1.223                --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228             9,790

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657                --
                                                       2006      1.484          1.599                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                --
                                                       2006      1.097          1.157                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            34,392
                                                       2006      1.134          1.177            17,289

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987           175,208
                                                       2006      1.003          1.031            12,283

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052            67,759
                                                       2006      0.905          0.885            71,815

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321           405,226
                                                       2006      1.213          1.261           528,129

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746           115,015
                                                       2006      0.735          0.757            23,000

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835           386,722
                                                       2006      0.801          0.814           440,658

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375           397,970
                                                       2006      1.302          1.338           400,648

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                --
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             3,405
                                                       2006      1.001          1.045             3,410

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088                --
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            27,012
                                                       2006      1.002          1.057            29,327

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             2,047
                                                       2006      1.002          1.062             2,050

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554         1,025,617
                                                       2006      1.411          1.511         1,056,515

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            28,498
                                                       2006      0.996          1.053            28,501

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154           211,779
                                                       2006      0.998          1.071           247,951

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                --
                                                       2006      1.136          1.129             9,796
                                                       2005      1.127          1.136             9,803
                                                       2004      1.049          1.127             6,233
                                                       2003      1.000          1.049                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355         1,578,442
                                                       2006      1.231          1.262         1,676,995
                                                       2005      1.218          1.231         1,836,453
                                                       2004      1.176          1.218         1,938,032
                                                       2003      1.134          1.176         2,391,763
                                                       2002      1.054          1.134         1,135,768
                                                       2001      1.000          1.054           142,080

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.900          0.980            13,688
                                                       2006      0.821          0.900            13,664
                                                       2005      0.775          0.821            13,730
                                                       2004      0.730          0.775            13,055
                                                       2003      0.560          0.730             8,771
                                                       2002      0.806          0.560             3,766
                                                       2001      1.000          0.806             1,568

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                --
                                                       2006      1.124          1.417           153,750
                                                       2005      1.014          1.124           139,183
                                                       2004      0.884          1.014           126,825
                                                       2003      0.697          0.884           118,813
                                                       2002      0.858          0.697            32,066
                                                       2001      1.000          0.858             4,131

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                --
                                                       2006      1.709          1.978            85,454
                                                       2005      1.617          1.709            92,613
                                                       2004      1.298          1.617            91,173
                                                       2003      0.879          1.298           125,042
                                                       2002      1.089          0.879           119,022
                                                       2001      1.000          1.089            27,156

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.936          0.997                --
                                                       2005      0.872          0.936             7,520
                                                       2004      0.829          0.872             7,530
                                                       2003      0.650          0.829             7,540
                                                       2002      0.865          0.650             5,245
                                                       2001      1.000          0.865             1,154

  Travelers Equity Income Subaccount (10/00).........  2006      1.238          1.302                --
                                                       2005      1.200          1.238           499,998
                                                       2004      1.107          1.200           518,850
                                                       2003      0.855          1.107           419,770
                                                       2002      1.006          0.855           151,748
                                                       2001      1.092          1.006           137,176
                                                       2000      1.013          1.092            16,525
                                                       1999      1.000          1.013                --

  Travelers Large Cap Subaccount (6/00)..............  2006      0.776          0.801                --
                                                       2005      0.724          0.776           359,523
                                                       2004      0.688          0.724           362,622
                                                       2003      0.559          0.688           354,540
                                                       2002      0.734          0.559           172,587
                                                       2001      0.900          0.734           165,937
                                                       2000      1.066          0.900            60,766
                                                       1999      1.000          1.066                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.112          1.183                --
                                                       2005      1.000          1.112                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.027                --
                                                       2005      1.008          1.022             4,136

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.095                --
                                                       2005      1.008          1.056            21,813

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                --
                                                       2005      1.000          1.090                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.054                --
                                                       2005      1.000          1.033                --

  Travelers Managed Income Subaccount (7/00).........  2006      1.223          1.213                --
                                                       2005      1.222          1.223           801,572
                                                       2004      1.204          1.222           981,921
                                                       2003      1.125          1.204         1,070,557
                                                       2002      1.115          1.125           510,149
                                                       2001      1.059          1.115           188,214
                                                       2000      0.994          1.059            29,625
                                                       1999      1.000          0.994                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.846          0.899                --
                                                       2005      0.765          0.846           191,863
                                                       2004      0.669          0.765           193,486
                                                       2003      0.559          0.669           224,873
                                                       2002      0.757          0.559           182,592
                                                       2001      0.989          0.757           161,626
                                                       2000      1.061          0.989           101,243
                                                       1999      1.000          1.061                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.854          0.905                --
                                                       2005      0.840          0.854            71,846
                                                       2004      0.745          0.840                --
                                                       2003      0.551          0.745                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.365          1.411                --
                                                       2005      1.343          1.365         1,107,966
                                                       2004      1.221          1.343         1,174,241
                                                       2003      1.061          1.221         1,110,848
                                                       2002      1.135          1.061           695,684
                                                       2001      1.150          1.135           445,508
                                                       2000      0.999          1.150           202,359
                                                       1999      1.000          0.999                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                --
                                                       2005      1.123          1.180                --
                                                       2004      1.000          1.123                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.327          1.526                --
                                                       2005      1.228          1.327            14,654
                                                       2004      1.074          1.228            16,556
                                                       2003      0.846          1.074                --
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                --
                                                       2005      1.336          1.397                --
                                                       2004      1.218          1.336                --
                                                       2003      1.000          1.218                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.097                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                --
                                                       2005      1.096          1.122             7,550
                                                       2004      1.000          1.096                --

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.735          0.767                --
                                                       2005      0.729          0.735           167,702
                                                       2004      0.670          0.729           193,465
                                                       2003      0.512          0.670           216,950
                                                       2002      0.782          0.512           255,773
                                                       2001      0.914          0.782           284,839
                                                       2000      1.132          0.914           202,439
                                                       1999      1.000          1.132                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.117          1.287                --
                                                       2005      1.027          1.117                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                --
                                                       2005      1.000          1.113                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.707          0.735                --
                                                       2005      0.664          0.707            35,382
                                                       2004      0.648          0.664            38,094
                                                       2003      0.523          0.648            39,159
                                                       2002      0.750          0.523            37,188
                                                       2001      0.964          0.750            49,390
                                                       2000      1.145          0.964            39,955
                                                       1999      1.000          1.145                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.772          0.891           173,622
                                                       2006      0.760          0.772           185,469
                                                       2005      0.714          0.760           196,567
                                                       2004      0.675          0.714           221,492
                                                       2003      0.537          0.675           216,713
                                                       2002      0.806          0.537           196,991
                                                       2001      1.193          0.806           196,978
                                                       2000      1.345          1.193           115,899
                                                       1999      1.000          1.345                --




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075                 --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258              7,238
                                                       2004      1.178          1.218              7,578
                                                       2003      0.963          1.178             10,027
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380            863,304
                                                       2004      1.241          1.349            671,346
                                                       2003      0.960          1.241            324,534
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            551,459
                                                       2004      1.143          1.211            216,941
                                                       2003      0.948          1.143             66,077
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.898          2.131          5,750,415
                                                       2006      1.612          1.898          5,865,325
                                                       2005      1.445          1.612          5,479,126
                                                       2004      1.302          1.445          3,301,874
                                                       2003      0.984          1.302            560,403
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.730          1.901         13,652,536
                                                       2006      1.606          1.730         14,897,001
                                                       2005      1.413          1.606         15,362,612
                                                       2004      1.285          1.413          9,273,858
                                                       2003      0.960          1.285          2,482,245
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.582          1.625         16,274,773
                                                       2006      1.404          1.582         18,131,781
                                                       2005      1.357          1.404         18,636,981
                                                       2004      1.257          1.357         12,269,497
                                                       2003      0.971          1.257          2,985,394
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            144,490
                                                       2004      1.183          1.382             85,167
                                                       2003      0.968          1.183             62,369
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            621,716
                                                       2004      1.317          1.692            363,487
                                                       2003      1.005          1.317            141,660
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            491,266
                                                       2004      1.073          1.199            200,346
                                                       2003      1.000          1.073                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            558,937
                                                       2004      1.067          1.197            213,448
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.749          2.010          5,644,514
                                                       2006      1.603          1.749          6,450,192
                                                       2005      1.403          1.603          6,370,669
                                                       2004      1.244          1.403          3,260,531
                                                       2003      0.991          1.244          1,112,778
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (7/02)....  2007      2.061          2.324          3,519,694
                                                       2006      1.875          2.061          4,235,804
                                                       2005      1.625          1.875          4,190,757
                                                       2004      1.333          1.625          2,561,023
                                                       2003      0.986          1.333            731,326
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          2,206,495
                                                       2006      1.030          1.190          1,855,434
                                                       2005      1.000          1.030            473,972

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.543          1.678          1,184,848
                                                       2006      1.452          1.543          1,284,037
                                                       2005      1.417          1.452          1,496,822
                                                       2004      1.300          1.417          1,111,279
                                                       2003      0.969          1.300            297,552
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          3,992,826
                                                       2004      1.217          1.340          2,095,459
                                                       2003      0.994          1.217            723,595
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450          1,491,164
                                                       2006      2.188          2.740          1,654,953
                                                       2005      1.756          2.188          1,505,095
                                                       2004      1.440          1.756            466,250
                                                       2003      1.000          1.440             91,391

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.895          2.139          4,492,483
                                                       2006      1.596          1.895          4,708,415
                                                       2005      1.481          1.596          4,568,600
                                                       2004      1.278          1.481          2,330,211
                                                       2003      0.989          1.278            519,279
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524          2,064,621
                                                       2004      1.262          1.431            594,562
                                                       2003      0.976          1.262            206,659
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            112,413
                                                       2006      1.671          1.851             72,150
                                                       2005      1.525          1.671             71,823
                                                       2004      1.295          1.525             17,001
                                                       2003      0.983          1.295              9,106
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            896,870
                                                       2004      1.328          1.492            512,682
                                                       2003      1.000          1.328             58,521

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            129,733
                                                       2005      1.268          1.318             64,976
                                                       2004      1.260          1.268             30,641
                                                       2003      0.960          1.260             15,353
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.561          1.549          8,906,242
                                                       2006      1.467          1.561         10,359,253
                                                       2005      1.344          1.467         11,136,013
                                                       2004      1.250          1.344          8,924,780
                                                       2003      0.951          1.250          2,994,791
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.448          1.535          3,969,301
                                                       2006      1.290          1.448          4,321,712
                                                       2005      1.265          1.290          5,012,226
                                                       2004      1.190          1.265          4,141,171
                                                       2003      0.977          1.190          1,561,246
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,128,546

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         15,401,474
                                                       2006      1.222          1.320         17,342,699
                                                       2005      1.199          1.222         19,350,145
                                                       2004      1.168          1.199         13,207,492
                                                       2003      0.979          1.168          2,672,484
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         17,312,994
                                                       2006      1.337          1.485         19,863,305
                                                       2005      1.299          1.337         21,918,724
                                                       2004      1.245          1.299         14,950,399
                                                       2003      0.969          1.245          3,309,858
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            556,926
                                                       2006      1.147          1.323            646,905
                                                       2005      1.175          1.147            663,758
                                                       2004      1.163          1.175            499,442
                                                       2003      0.963          1.163            171,776
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.493          1.532          1,945,549
                                                       2006      1.327          1.493          2,451,798
                                                       2005      1.302          1.327          2,839,502
                                                       2004      1.208          1.302          2,252,137
                                                       2003      0.967          1.208          1,148,700
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.621          1.605          9,355,548
                                                       2006      1.419          1.621          8,782,807
                                                       2005      1.385          1.419          9,239,878
                                                       2004      1.309          1.385          8,216,033
                                                       2003      0.966          1.309          2,834,488
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,087,307
                                                       2006      1.390          1.566          4,543,622
                                                       2005      1.335          1.390          4,997,367
                                                       2004      1.238          1.335          2,387,094
                                                       2003      0.962          1.238            490,264
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (3/00).............................................  2007      1.903          1.978              5,370
                                                       2006      1.546          1.903             26,594
                                                       2005      1.416          1.546             26,594
                                                       2004      1.228          1.416             20,659
                                                       2003      0.986          1.228             16,617
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.612          1.637          1,382,632
                                                       2006      1.394          1.612          1,610,692
                                                       2005      1.338          1.394          1,852,362
                                                       2004      1.240          1.338          1,547,557
                                                       2003      0.958          1.240            657,293
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.409          1.451          2,507,800
                                                       2006      1.378          1.409          3,160,788
                                                       2005      1.339          1.378          3,424,059
                                                       2004      1.365          1.339          3,125,256
                                                       2003      0.946          1.365          1,176,777
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.591          1.666          1,353,426
                                                       2006      1.417          1.591          1,737,713
                                                       2005      1.338          1.417          1,933,083
                                                       2004      1.239          1.338          1,628,496
                                                       2003      0.977          1.239            733,971
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,777,247
                                                       2005      1.266          1.282          3,120,861
                                                       2004      1.213          1.266          1,741,885
                                                       2003      0.961          1.213            576,357
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.797          1.933          1,002,073
                                                       2006      1.630          1.797            707,497
                                                       2005      1.589          1.630            758,509
                                                       2004      1.412          1.589            681,109
                                                       2003      0.970          1.412            195,339
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995          2,218,606
                                                       2006      0.987          1.005          2,330,493
                                                       2005      0.986          0.987          2,390,703
                                                       2004      0.997          0.986          1,892,813
                                                       2003      1.000          0.997             14,435

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.190          1.187          2,414,317
                                                       2006      1.155          1.190          2,807,755
                                                       2005      1.152          1.155          3,581,641
                                                       2004      1.103          1.152          2,920,201
                                                       2003      1.010          1.103            887,819
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.476          1.448          3,775,352
                                                       2006      1.361          1.476          4,201,814
                                                       2005      1.356          1.361          5,049,829
                                                       2004      1.256          1.356          3,993,608
                                                       2003      1.007          1.256          1,647,756
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (2/00)..............  2007      0.998          1.023          4,806,963
                                                       2006      0.975          0.998          3,098,109
                                                       2005      0.970          0.975          3,019,588
                                                       2004      0.984          0.970          2,251,784
                                                       2003      0.999          0.984            888,448
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            465,300
                                                       2005      1.529          1.568            449,352
                                                       2004      1.353          1.529            361,221
                                                       2003      0.974          1.353            162,355
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          2,877,618
                                                       2005      1.382          1.406          3,274,732
                                                       2004      1.305          1.382          2,835,223
                                                       2003      0.960          1.305          1,303,133
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (6/00).........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             23,078
                                                       2005      1.308          1.362             57,391
                                                       2004      1.209          1.308             58,386
                                                       2003      0.969          1.209             36,575
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          2,148,289
                                                       2005      1.363          1.376          2,139,915
                                                       2004      1.237          1.363          1,226,122
                                                       2003      1.000          1.237            154,434

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 --
                                                       2006      1.608          1.764          2,597,442
                                                       2005      1.519          1.608          2,921,421
                                                       2004      1.252          1.519          1,430,939
                                                       2003      1.000          1.252            131,586

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            288,998

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            275,264

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            141,573
                                                       2006      1.266          1.344             56,705

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,183,921
                                                       2006      1.749          1.919          1,285,532

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            335,365
                                                       2006      1.577          1.610            167,521

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             29,184

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          7,894,276
                                                       2006      1.001          1.071          6,479,999

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          3,907,281
                                                       2006      1.002          1.067             53,483

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            388,142
                                                       2006      1.438          1.414            530,563

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             14,747
                                                       2006      1.276          1.261             20,057

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            399,355

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            881,632
                                                       2006      1.252          1.378            940,120

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,041,987
                                                       2006      1.003          1.215          1,328,851

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          4,219,764

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            386,132
                                                       2006      1.443          1.544            413,816

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140                 --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197          3,342,022
                                                       2006      1.113          1.148          3,470,815

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          4,117,977
                                                       2006      1.003          1.024          2,422,847

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            512,690
                                                       2006      1.549          1.506            636,005

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          4,080,265
                                                       2006      1.059          1.095          4,842,617

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315             95,375
                                                       2006      1.316          1.347            118,219

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            931,502
                                                       2006      1.341          1.353          1,120,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          2,728,713
                                                       2006      1.414          1.445          3,166,062

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066             71,005
                                                       2006      1.002          1.056                553

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071          1,250,777
                                                       2006      1.001          1.038            408,562

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070          1,307,227
                                                       2006      1.002          1.045            229,794

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071            360,610
                                                       2006      1.002          1.050            164,786

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071            307,212
                                                       2006      1.002          1.055            214,580

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376         10,182,581
                                                       2006      1.269          1.351         11,196,229

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          4,042,587
                                                       2006      0.996          1.046          4,363,967

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            625,232
                                                       2006      0.998          1.064            747,985

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          4,183,557
                                                       2005      1.110          1.108          4,183,574
                                                       2004      1.042          1.110          2,075,669
                                                       2003      1.000          1.042            364,430

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         15,269,678
                                                       2006      1.067          1.084         15,751,561
                                                       2005      1.066          1.067         16,295,872
                                                       2004      1.039          1.066         11,030,522
                                                       2003      1.012          1.039          4,444,217
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.481          1.598                 --
                                                       2006      1.364          1.481                 --
                                                       2005      1.301          1.364                 --
                                                       2004      1.237          1.301                 --
                                                       2003      0.958          1.237                 --
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            502,297
                                                       2005      1.420          1.557            503,884
                                                       2004      1.249          1.420            507,731
                                                       2003      0.994          1.249            378,045
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117          1,084,311
                                                       2005      1.764          1.846          1,127,527
                                                       2004      1.429          1.764            802,610
                                                       2003      0.977          1.429            446,380
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            533,485
                                                       2004      1.222          1.273            433,213
                                                       2003      0.967          1.222            173,834
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (10/00).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,470,760
                                                       2004      1.229          1.320          2,356,302
                                                       2003      0.958          1.229            933,491
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            761,388
                                                       2004      1.178          1.227            638,667
                                                       2003      0.966          1.178            246,621
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.000          1.105                474

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.007          1.017                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.008          1.050            113,761

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.000          1.083            238,769

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.028          1.045                 --
                                                       2005      1.000          1.028              8,861

  Travelers Managed Income Subaccount (7/00).........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          5,358,347
                                                       2004      1.075          1.081          4,415,032
                                                       2003      1.014          1.075          1,389,623
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            360,257
                                                       2004      1.153          1.306            236,555
                                                       2003      0.973          1.153            123,529
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            662,001
                                                       2004      1.305          1.456            183,666
                                                       2003      0.974          1.305            138,108
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         12,161,644
                                                       2004      1.123          1.224          8,449,630
                                                       2003      0.986          1.123          3,040,252
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            692,556
                                                       2004      1.000          1.116            152,817

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,407,512
                                                       2004      1.259          1.425            820,537
                                                       2003      1.001          1.259             85,856
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            524,811
                                                       2004      1.210          1.315            202,670
                                                       2003      1.000          1.210              4,367

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.036          1.088                 --
                                                       2005      1.036          1.036                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104          3,120,622
                                                       2004      1.000          1.089            438,335

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            459,855
                                                       2004      1.256          1.354            421,151
                                                       2003      0.969          1.256            331,406
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.026          1.111              8,175

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.000          1.106                 --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            242,757
                                                       2004      1.186          1.205            112,094
                                                       2003      0.966          1.186            157,881
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.327          1.517            146,672
                                                       2006      1.319          1.327            162,826
                                                       2005      1.250          1.319            148,862
                                                       2004      1.195          1.250            104,386
                                                       2003      0.959          1.195             55,188
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 1.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.082          1.160                 --
                                                       2006      1.000          1.082            158,278

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.820          0.862                 --
                                                       2005      0.786          0.820            186,959
                                                       2004      0.753          0.786            193,397
                                                       2003      0.610          0.753            224,709
                                                       2002      0.886          0.610            273,880
                                                       2001      1.000          0.886             44,481

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.220                 --
                                                       2005      1.130          1.166            154,124
                                                       2004      1.029          1.130            205,133
                                                       2003      0.788          1.029            202,171
                                                       2002      1.000          0.788            105,186

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.761          0.746                 --
                                                       2005      0.671          0.761          3,542,749
                                                       2004      0.628          0.671          3,980,042
                                                       2003      0.515          0.628          4,417,255
                                                       2002      0.755          0.515          4,996,672
                                                       2001      0.926          0.755          5,706,327
                                                       2000      1.127          0.926          4,292,514
                                                       1999      1.000          1.127             98,377

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.385          1.570          3,802,201
                                                       2006      1.165          1.385          4,868,437
                                                       2005      1.035          1.165          4,027,212
                                                       2004      0.924          1.035          4,044,618
                                                       2003      0.692          0.924          4,013,956
                                                       2002      0.821          0.692          3,794,165
                                                       2001      0.970          0.821          3,848,239
                                                       2000      1.211          0.970          3,249,643
                                                       1999      1.000          1.211            123,540

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.357          1.505          6,495,665
                                                       2006      1.247          1.357          9,070,220
                                                       2005      1.087          1.247          9,929,724
                                                       2004      0.979          1.087         10,072,367
                                                       2003      0.725          0.979          9,674,784
                                                       2002      0.972          0.725          9,051,297
                                                       2001      1.204          0.972          8,538,251
                                                       2000      1.167          1.204          6,160,677
                                                       1999      1.000          1.167          1,134,441

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.529          1.585          6,918,621
                                                       2006      1.344          1.529          8,781,366
                                                       2005      1.287          1.344          9,174,263
                                                       2004      1.181          1.287          9,487,143
                                                       2003      0.904          1.181          9,723,750
                                                       2002      1.121          0.904          8,678,386
                                                       2001      1.107          1.121          7,396,792
                                                       2000      1.039          1.107          4,257,325
                                                       1999      1.000          1.039             46,596

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.324          1.311                 --
                                                       2005      1.135          1.324             11,611
                                                       2004      0.962          1.135                 --
                                                       2003      0.780          0.962                 --
                                                       2002      0.878          0.780                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.738          2.276                 --
                                                       2005      1.643          1.738                972
                                                       2004      1.267          1.643                 --
                                                       2003      0.958          1.267                 --
                                                       2002      1.048          0.958                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.318          1.434                 --
                                                       2005      1.211          1.318             41,122
                                                       2004      1.075          1.211                 --
                                                       2003      1.000          1.075                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.467                 --
                                                       2005      1.210          1.315            135,076
                                                       2004      1.068          1.210              8,884
                                                       2003      1.000          1.068                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.486          1.723          1,281,354
                                                       2006      1.349          1.486          1,625,120
                                                       2005      1.169          1.349          1,434,113
                                                       2004      1.027          1.169          1,360,757
                                                       2003      0.811          1.027          1,395,025
                                                       2002      0.907          0.811          1,251,130
                                                       2001      1.048          0.907          1,396,683
                                                       2000      1.138          1.048            866,413
                                                       1999      1.000          1.138             68,187

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.861          2.119            843,154
                                                       2006      1.678          1.861            933,812
                                                       2005      1.440          1.678            847,801
                                                       2004      1.170          1.440            775,423
                                                       2003      0.857          1.170            533,777
                                                       2002      1.000          0.857             89,941

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.238            446,425
                                                       2006      1.036          1.209            244,588
                                                       2005      0.984          1.036            128,213

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.975          1.071          1,085,066
                                                       2006      0.909          0.975          1,543,858
                                                       2005      0.879          0.909          2,195,571
                                                       2004      0.799          0.879          2,438,278
                                                       2003      0.589          0.799          2,521,774
                                                       2002      0.837          0.589          2,338,805
                                                       2001      1.001          0.837          2,212,536
                                                       2000      1.215          1.001          1,777,941
                                                       1999      1.000          1.215            549,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.267          1.481                 --
                                                       2005      1.161          1.267            439,692
                                                       2004      1.044          1.161            382,679
                                                       2003      0.845          1.044            329,118
                                                       2002      1.000          0.845             24,581

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606            368,582
                                                       2006      2.244          2.837            505,566
                                                       2005      1.784          2.244            393,288
                                                       2004      1.449          1.784             64,080
                                                       2003      1.000          1.449             82,956

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.426          1.625          1,945,947
                                                       2006      1.189          1.426          2,829,485
                                                       2005      1.093          1.189          2,760,034
                                                       2004      0.935          1.093          2,498,119
                                                       2003      0.716          0.935          2,404,709
                                                       2002      0.891          0.716          2,323,461
                                                       2001      1.074          0.891          2,087,896
                                                       2000      1.115          1.074          1,545,765
                                                       1999      1.000          1.115             53,095

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.272          1.529                 --
                                                       2005      1.183          1.272            165,606
                                                       2004      1.033          1.183             14,706
                                                       2003      0.792          1.033                 --
                                                       2002      0.832          0.792                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671          1,129,996
                                                       2006      0.499          0.558          1,739,888
                                                       2005      0.451          0.499          2,024,904
                                                       2004      0.379          0.451          2,131,311
                                                       2003      0.285          0.379          2,307,386
                                                       2002      0.402          0.285          2,481,234
                                                       2001      0.674          0.402          2,683,031
                                                       2000      1.000          0.674          1,701,726

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556             79,133
                                                       2004      1.337          1.516            113,342
                                                       2003      1.000          1.337             60,086

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.032                 --
                                                       2006      0.914          0.968            278,729
                                                       2005      0.871          0.914            319,085
                                                       2004      0.857          0.871            362,894
                                                       2003      0.647          0.857            277,969
                                                       2002      0.895          0.647            213,889
                                                       2001      1.000          0.895             98,459

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.487          4,391,436
                                                       2006      1.382          1.484          6,197,738
                                                       2005      1.254          1.382          6,511,100
                                                       2004      1.155          1.254          6,703,487
                                                       2003      0.870          1.155          6,716,858
                                                       2002      1.309          0.870          6,378,946
                                                       2001      1.382          1.309          6,108,454
                                                       2000      1.210          1.382          3,182,829
                                                       1999      1.000          1.210             74,420

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.220          1.306          2,279,816
                                                       2006      1.077          1.220          2,574,408
                                                       2005      1.046          1.077          2,967,218
                                                       2004      0.974          1.046          3,402,889
                                                       2003      0.792          0.974          3,621,952
                                                       2002      0.973          0.792          3,234,469
                                                       2001      1.026          0.973          2,172,270
                                                       2000      1.044          1.026            941,763
                                                       1999      1.000          1.044             84,121

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.686          1.683             35,620

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.455          1.513            766,219
                                                       2006      1.333          1.455            816,381
                                                       2005      1.296          1.333          1,031,980
                                                       2004      1.250          1.296          1,808,241
                                                       2003      1.039          1.250          2,075,139
                                                       2002      1.000          1.039            107,743

  LMPVET Capital Subaccount (10/02)..................  2007      1.690          1.698            953,408
                                                       2006      1.506          1.690          1,119,146
                                                       2005      1.450          1.506          1,204,224
                                                       2004      1.377          1.450          1,865,334
                                                       2003      1.062          1.377          1,260,241
                                                       2002      1.000          1.062            146,807

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.932          0.979            127,355
                                                       2006      0.800          0.932            133,339
                                                       2005      0.812          0.800            149,840
                                                       2004      0.796          0.812            154,400
                                                       2003      0.653          0.796            148,027
                                                       2002      0.894          0.653             62,178
                                                       2001      1.000          0.894              8,386

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.016          1.052          1,608,505
                                                       2006      0.894          1.016          2,214,083
                                                       2005      0.869          0.894          2,423,854
                                                       2004      0.798          0.869          3,117,027
                                                       2003      0.633          0.798          2,780,248
                                                       2002      0.826          0.633          2,776,130
                                                       2001      0.955          0.826          2,792,764
                                                       2000      1.067          0.955          1,086,755
                                                       1999      1.000          1.067            348,286

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.562          1.561          3,882,875
                                                       2006      1.355          1.562          4,194,887
                                                       2005      1.310          1.355          4,338,359
                                                       2004      1.226          1.310          5,046,949
                                                       2003      0.896          1.226          5,064,535
                                                       2002      1.153          0.896          5,190,545
                                                       2001      1.234          1.153          4,341,451
                                                       2000      1.037          1.234            948,161
                                                       1999      1.000          1.037             12,938

  LMPVET Global Equity Subaccount (10/02)............  2007      1.816          1.881            209,527
                                                       2006      1.597          1.816            241,965
                                                       2005      1.519          1.597            316,339
                                                       2004      1.395          1.519            417,889
                                                       2003      1.075          1.395            183,455
                                                       2002      1.000          1.075             11,968

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.907          0.952            973,828
                                                       2006      0.730          0.907          1,292,084
                                                       2005      0.662          0.730          1,639,709
                                                       2004      0.569          0.662          1,842,648
                                                       2003      0.452          0.569          1,815,361
                                                       2002      0.617          0.452          3,924,462
                                                       2001      0.908          0.617          2,412,874
                                                       2000      1.207          0.908          1,959,090
                                                       1999      1.000          1.207             69,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.470          1.508          2,232,226
                                                       2006      1.259          1.470          1,054,263
                                                       2005      1.198          1.259          1,343,258
                                                       2004      1.099          1.198          1,393,345
                                                       2003      0.841          1.099          1,393,911
                                                       2002      1.108          0.841          1,267,791
                                                       2001      1.171          1.108          1,112,073
                                                       2000      1.029          1.171            217,211
                                                       1999      1.000          1.029             10,159

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.993          1.033          3,393,067
                                                       2006      0.962          0.993          4,264,465
                                                       2005      0.926          0.962          5,416,358
                                                       2004      0.935          0.926          5,908,117
                                                       2003      0.642          0.935          6,283,234
                                                       2002      0.865          0.642          6,310,650
                                                       2001      1.001          0.865          7,117,413
                                                       2000      1.090          1.001          4,125,697
                                                       1999      1.000          1.090            241,754

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.636          1.731          1,151,896
                                                       2006      1.444          1.636          1,828,573
                                                       2005      1.351          1.444          2,332,375
                                                       2004      1.239          1.351          2,541,200
                                                       2003      0.967          1.239          2,871,249
                                                       2002      1.211          0.967          2,868,310
                                                       2001      1.364          1.211          2,654,148
                                                       2000      1.172          1.364          1,154,540
                                                       1999      1.000          1.172             26,517

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.626          1.660                 --
                                                       2006      1.467          1.626             87,249
                                                       2005      1.435          1.467             84,904
                                                       2004      1.362          1.435             90,870
                                                       2003      1.070          1.362             54,011
                                                       2002      1.000          1.070                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.494          1.623            440,780
                                                       2006      1.342          1.494            434,718
                                                       2005      1.296          1.342            541,401
                                                       2004      1.141          1.296            534,246
                                                       2003      0.776          1.141            502,581
                                                       2002      1.204          0.776            405,274
                                                       2001      1.315          1.204            370,805
                                                       2000      1.141          1.315            266,300
                                                       1999      1.000          1.141             35,132

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037             45,833
                                                       2006      1.009          1.036            176,532
                                                       2005      0.998          1.009            211,063
                                                       2004      1.000          0.998            208,879
                                                       2003      1.000          1.000            151,638

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.308          1.316          1,898,211
                                                       2006      1.257          1.308          2,316,859
                                                       2005      1.242          1.257          2,495,941
                                                       2004      1.178          1.242          2,888,035
                                                       2003      1.068          1.178          3,034,833
                                                       2002      1.032          1.068          2,969,507
                                                       2001      1.014          1.032          2,434,690
                                                       2000      0.999          1.014          1,438,172
                                                       1999      1.000          0.999            341,104

  LMPVIT High Income Subaccount (11/99)..............  2007      1.274          1.262          1,111,114
                                                       2006      1.163          1.274          1,624,826
                                                       2005      1.148          1.163          2,132,932
                                                       2004      1.053          1.148          2,334,370
                                                       2003      0.837          1.053          2,428,714
                                                       2002      0.876          0.837          1,743,696
                                                       2001      0.922          0.876          1,352,081
                                                       2000      1.016          0.922            746,254
                                                       1999      1.000          1.016             83,518

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.117          1.157          2,533,097
                                                       2006      1.082          1.117          2,945,674
                                                       2005      1.066          1.082          2,938,244
                                                       2004      1.070          1.066          4,027,153
                                                       2003      1.077          1.070          5,977,716
                                                       2002      1.078          1.077          7,333,450
                                                       2001      1.053          1.078         10,629,210
                                                       2000      1.006          1.053          2,727,512
                                                       1999      1.000          1.006             25,456

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.281          1.368                 --
                                                       2006      1.149          1.281             89,430
                                                       2005      1.110          1.149            115,688
                                                       2004      0.973          1.110             80,250
                                                       2003      0.694          0.973            151,572
                                                       2002      0.946          0.694             60,515
                                                       2001      1.000          0.946             10,542

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.576          1.655                 --
                                                       2006      1.352          1.576          1,419,291
                                                       2005      1.316          1.352          1,677,286
                                                       2004      1.231          1.316          1,873,002
                                                       2003      0.897          1.231          1,888,455
                                                       2002      1.212          0.897          1,976,967
                                                       2001      1.205          1.212          1,598,744
                                                       2000      1.033          1.205            507,525
                                                       1999      1.000          1.033             20,279

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.212          1.275                 --
                                                       2006      1.038          1.212          1,929,103
                                                       2005      0.988          1.038          2,394,785
                                                       2004      0.904          0.988          2,741,825
                                                       2003      0.718          0.904          3,144,755
                                                       2002      0.975          0.718          3,249,278
                                                       2001      1.076          0.975          3,409,971
                                                       2000      0.964          1.076          1,620,470
                                                       1999      1.000          0.964             99,981

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.634          1.699                 --
                                                       2006      1.411          1.634            292,771
                                                       2005      1.385          1.411            289,711
                                                       2004      1.245          1.385            191,146
                                                       2003      1.000          1.245             52,729

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.827          2.015                 --
                                                       2006      1.649          1.827            499,076
                                                       2005      1.543          1.649            571,572
                                                       2004      1.260          1.543            316,299
                                                       2003      1.000          1.260            163,255

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.954          1.002                 --
                                                       2006      0.899          0.954            802,858

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.993          1.003            599,053

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.365          1.334             50,920
                                                       2006      1.278          1.365                 63

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.685          1.649            603,326
                                                       2006      1.526          1.685            578,961

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.734             90,916
                                                       2006      1.311          1.347             32,297

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.264          1.122             23,552

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.078          1.104            909,880
                                                       2006      1.001          1.078            731,139

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.074          1.067            721,376
                                                       2006      1.002          1.074             12,046

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.987          1.090            482,819
                                                       2006      0.997          0.987            537,393

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.280          1.408                 --
                                                       2006      1.287          1.280                 --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.527          1.607            338,658

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501            345,974
                                                       2006      1.276          1.413            169,499

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028             97,503
                                                       2006      1.003          1.223             46,038

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.158          1.228          1,098,283

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657             93,415
                                                       2006      1.484          1.599            100,661

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.278                 --
                                                       2006      1.097          1.157                966

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.177          1.239            331,174
                                                       2006      1.134          1.177            410,556

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.031          0.987          1,128,085
                                                       2006      1.003          1.031            364,618

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.885          1.052          1,131,685
                                                       2006      0.905          0.885          1,675,827

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.261          1.321          1,301,985
                                                       2006      1.213          1.261          1,648,925

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.757          0.746            982,078
                                                       2006      0.735          0.757            980,032

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.814          0.835          3,287,016
                                                       2006      0.801          0.814          4,320,504

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.338          1.375            857,807
                                                       2006      1.302          1.338          1,021,876

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.083                 79
                                                       2006      1.002          1.062                 80

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.089             15,452
                                                       2006      1.001          1.045                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.088             98,428
                                                       2006      1.002          1.051                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.088            450,043
                                                       2006      1.002          1.057            417,597

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.088             97,444
                                                       2006      1.002          1.062             97,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.511          1.554          4,106,408
                                                       2006      1.411          1.511          4,820,119

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.053          1.105            225,738
                                                       2006      0.996          1.053            270,023

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154          1,557,121
                                                       2006      0.998          1.071          2,480,732

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.129          1.153                 --
                                                       2006      1.136          1.129          1,200,644
                                                       2005      1.127          1.136          1,179,052
                                                       2004      1.049          1.127            715,250
                                                       2003      1.000          1.049            202,392

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355          3,640,730
                                                       2006      1.231          1.262          3,931,019
                                                       2005      1.218          1.231          4,017,299
                                                       2004      1.176          1.218          4,403,863
                                                       2003      1.134          1.176          5,407,443
                                                       2002      1.054          1.134          3,419,880
                                                       2001      1.000          1.054            434,773

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      0.900          0.980              9,593
                                                       2006      0.821          0.900             18,500
                                                       2005      0.775          0.821             50,122
                                                       2004      0.730          0.775             54,534
                                                       2003      0.560          0.730             84,884
                                                       2002      0.806          0.560             56,378
                                                       2001      1.000          0.806             22,514

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.417          1.535                 --
                                                       2006      1.124          1.417            275,784
                                                       2005      1.014          1.124            175,115
                                                       2004      0.884          1.014            151,194
                                                       2003      0.697          0.884            181,635
                                                       2002      0.858          0.697             86,812
                                                       2001      1.000          0.858             14,691

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                 --
                                                       2006      1.709          1.978            509,238
                                                       2005      1.617          1.709            649,038
                                                       2004      1.298          1.617            556,757
                                                       2003      0.879          1.298            531,891
                                                       2002      1.089          0.879            332,783
                                                       2001      1.000          1.089             71,890

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.936          0.997                 --
                                                       2005      0.872          0.936            572,111
                                                       2004      0.829          0.872            576,619
                                                       2003      0.650          0.829            515,789
                                                       2002      0.865          0.650            381,876
                                                       2001      1.000          0.865            136,035

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.302                 --
                                                       2005      1.200          1.238          1,150,485
                                                       2004      1.107          1.200          1,302,083
                                                       2003      0.855          1.107          1,414,340
                                                       2002      1.006          0.855          1,406,171
                                                       2001      1.092          1.006          1,135,718
                                                       2000      1.013          1.092            562,016
                                                       1999      1.000          1.013             19,805

  Travelers Large Cap Subaccount (11/99).............  2006      0.776          0.801                 --
                                                       2005      0.724          0.776          2,475,830
                                                       2004      0.688          0.724          2,686,679
                                                       2003      0.559          0.688          2,365,088
                                                       2002      0.734          0.559          1,889,763
                                                       2001      0.900          0.734          1,809,999
                                                       2000      1.066          0.900          1,406,663
                                                       1999      1.000          1.066            559,758

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.112          1.183                 --
                                                       2005      1.046          1.112                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.027                 --
                                                       2005      1.000          1.022                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.095                 --
                                                       2005      1.000          1.056            374,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.090          1.138                 --
                                                       2005      1.017          1.090              1,676

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.033          1.054                 --
                                                       2005      1.012          1.033                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.223          1.213                 --
                                                       2005      1.222          1.223          1,837,264
                                                       2004      1.204          1.222          2,064,785
                                                       2003      1.125          1.204          2,671,175
                                                       2002      1.115          1.125          2,210,799
                                                       2001      1.059          1.115          1,539,696
                                                       2000      0.994          1.059            598,018
                                                       1999      1.000          0.994              2,445

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.846          0.899                 --
                                                       2005      0.765          0.846            832,892
                                                       2004      0.669          0.765            902,689
                                                       2003      0.559          0.669          1,037,347
                                                       2002      0.757          0.559          1,151,010
                                                       2001      0.989          0.757          1,231,361
                                                       2000      1.061          0.989            745,993
                                                       1999      1.000          1.061             54,286

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.854          0.905                 --
                                                       2005      0.840          0.854          2,149,152
                                                       2004      0.745          0.840                 --
                                                       2003      0.551          0.745                 --
                                                       2002      0.627          0.551                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.365          1.411                 --
                                                       2005      1.343          1.365          5,950,051
                                                       2004      1.221          1.343          6,935,849
                                                       2003      1.061          1.221          7,058,378
                                                       2002      1.135          1.061          6,681,829
                                                       2001      1.150          1.135          5,208,923
                                                       2000      0.999          1.150          1,871,925
                                                       1999      1.000          0.999            340,973

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            111,233
                                                       2004      0.973          1.123                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.327          1.526                 --
                                                       2005      1.228          1.327            487,540
                                                       2004      1.074          1.228            213,304
                                                       2003      0.846          1.074            132,493
                                                       2002      0.846          0.846                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397             80,615
                                                       2004      1.218          1.336             29,247
                                                       2003      1.000          1.218              1,217

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.097                 --
                                                       2005      1.000          1.041                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.122          1.134                 --
                                                       2005      1.096          1.122            178,366
                                                       2004      0.983          1.096              4,688

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.735          0.767                 --
                                                       2005      0.729          0.735          3,959,355
                                                       2004      0.670          0.729          4,739,501
                                                       2003      0.512          0.670          5,209,330
                                                       2002      0.782          0.512          5,951,879
                                                       2001      0.914          0.782          6,226,561
                                                       2000      1.132          0.914          5,313,349
                                                       1999      1.000          1.132            774,589

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.117          1.287                 --
                                                       2005      1.000          1.117                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.113          1.278                 --
                                                       2005      1.005          1.113                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.707          0.735                 --
                                                       2005      0.664          0.707          1,132,758
                                                       2004      0.648          0.664          1,374,668
                                                       2003      0.523          0.648          1,519,148
                                                       2002      0.750          0.523          1,585,903
                                                       2001      0.964          0.750          1,863,264
                                                       2000      1.145          0.964          1,841,630
                                                       1999      1.000          1.145            168,261

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.772          0.891          1,559,046
                                                       2006      0.760          0.772          2,338,320
                                                       2005      0.714          0.760          2,558,794
                                                       2004      0.675          0.714          3,451,906
                                                       2003      0.537          0.675          3,851,217
                                                       2002      0.806          0.537          4,114,292
                                                       2001      1.193          0.806          4,788,151
                                                       2000      1.345          1.193          4,177,551
                                                       1999      1.000          1.345            148,853




                  VINTAGE II -- SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258             27,570
                                                       2004      1.178          1.218             33,748
                                                       2003      0.963          1.178             26,411
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      0.996          1.073             14,159

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.016          1.067             10,036

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.749          2.010          2,049,441
                                                       2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          1,543,101
                                                       2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            231,509
                                                       2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.018          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.561          1.549          7,883,916
                                                       2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.448          1.535          3,101,689
                                                       2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,311,268

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         16,154,435
                                                       2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         23,798,075
                                                       2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            685,333
                                                       2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.621          1.605          5,380,875
                                                       2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,649,611
                                                       2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.903          1.978             75,716
                                                       2006      1.546          1.903             96,922
                                                       2005      1.416          1.546            147,388
                                                       2004      1.228          1.416            135,869
                                                       2003      0.986          1.228             94,348
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.409          1.451          3,430,766
                                                       2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.591          1.666          1,535,792
                                                       2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.190          1.187          1,675,206
                                                       2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.476          1.448          2,817,833
                                                       2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (11/99).............  2007      0.998          1.023          5,540,023
                                                       2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             80,692
                                                       2005      1.308          1.362            175,335
                                                       2004      1.209          1.308            191,036
                                                       2003      0.969          1.209            190,901
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.021          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.012          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          8,790,620
                                                       2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          2,591,963
                                                       2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315            112,072
                                                       2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.002          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (6/01).............................................  2007      1.481          1.598              8,129
                                                       2006      1.364          1.481             23,399
                                                       2005      1.301          1.364             23,720
                                                       2004      1.237          1.301             24,067
                                                       2003      0.958          1.237              4,520
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.022          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.327          1.517            340,550
                                                       2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

             VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE II (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    34
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    37
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    38
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    38
THE ANNUITY PERIOD......................................................    49
Maturity Date...........................................................    49
Allocation of Annuity...................................................    49
Variable Annuity........................................................    50
Fixed Annuity...........................................................    50
PAYMENTS OPTIONS........................................................    50
Election of Options.....................................................    50
Annuity Options.........................................................    51
Variable Liquidity Benefit..............................................    51
MISCELLANEOUS CONTRACT PROVISIONS.......................................    51
Right to Return.........................................................    51
Termination.............................................................    52
Required Reports........................................................    52
Suspension of Payments..................................................    52
THE SEPARATE ACCOUNTS...................................................    52
Performance Information.................................................    53
FEDERAL TAX CONSIDERATIONS..............................................    53
General Taxation of Annuities...........................................    54
Types of Contracts: Qualified and Non-qualified.........................    54
Qualified Annuity Contracts.............................................    54
Taxation of Qualified Annuity Contracts.................................    55
Mandatory Distributions for Qualified Plans.............................    55
Individual Retirement Annuities.........................................    56
Roth IRAs...............................................................    56
TSAs (ERISA and Non-ERISA)..............................................    56
Non-qualified Annuity Contracts.........................................    58
Diversification Requirements for Variable Annuities.....................    59
Ownership of the Investments............................................    60
Taxation of Death Benefit Proceeds......................................    60
Other Tax Considerations................................................    60
Treatment of Charges for Optional Benefits..............................    60
Guaranteed Minimum Withdrawal Benefits..................................    60
Puerto Rico Tax Considerations..........................................    61
Non-Resident Aliens.....................................................    61
Tax Credits and Deductions..............................................    61
OTHER INFORMATION.......................................................    61
The Insurance Company...................................................    61
Financial Statements....................................................    62
Distribution of Variable Annuity Contracts..............................    62
Conformity with State and Federal Laws..................................    63
Voting Rights...........................................................    63
Restrictions on Financial Transactions..................................    63
Legal Proceedings.......................................................    63
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     VINTAGE II (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit, 1.35% for the Step-Up Death Benefit, and 1.55% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after seven full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or (3) the election of spousal contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND FEES AND EXPENSES.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II , and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.25%(5)                  1.35%(5)                 1.55%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.40%                     1.50%                    1.70%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.55%                     1.65%                    1.85%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           1.90%                     2.00%                    2.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED((6))...........           2.05%                     2.15%                    2.35%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.40%                     2.50%                    2.70%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.65%                     1.75%                    1.95%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.80%                     1.90%                    2.10%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio and amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been Restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,043      $1,873      $2,680      $4,505       $443       $1,330      $2,230      $4,505
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $943      $1,581      $2,203      $3,608       $343       $1,041      $1,753      $3,608


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage II (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit                                            80
Step Up Death Benefit                                                            75
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P)                                            75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

           YEARS SINCE PURCHASE
------------------------------------------
      PAYMENT MADE
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL
------------------------     -------------      CHARGE
         0 years                3 years           6%
         3 years                5 years           5%
         5 years                6 years           4%
         6 years                7 years           3%
        7+ years                   --             0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Step-Up Death Benefit, the M&E charge is equal to 1.35% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.55% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               6%
         3 years                5 years               5%
         5 years                6 years               4%
         6 years                7 years               3%
        7 + years                  --                 0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions and there are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner." All death benefits will be reduced by any premium tax and outstanding loans not previously deducted.

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below)* or

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described below
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described
                                       below** or
                                    -  the Roll-Up Death Benefit Value**(as described
                                       below) on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday.
-------------------------------------------------------------------------------------


---------
* If you have elected a GMWB rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the adjusted Purchase Payment is reduced by a partial surrender reduction, described below.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the seventh Contract Date Anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the seventh Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any partial surrender reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any partial surrender reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION

ADJUSTED PURCHASE PAYMENT: The partial surrender reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The partial surrender reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT) (WITH NO JOINT OWNER)
The beneficiary (ies), or if  The beneficiary elects to      Yes
  none, to the Contract       continue the Contract rather
  Owner's estate.             than receive a lump sum
                              distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)

--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). For Qualified Contracts, the Maturity Date will be the Annuitant's 70(th) birthday unless you elect an earlier date. (In certain states, the Maturity Date elected may not be later than the Annuitant's 90(th) birthday; refer to your Contract.) (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage II Series II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           136,682
                                                       2004      1.027          1.127           136,752
                                                       2003      0.788          1.027            81,410
                                                       2002      1.000          0.788             2,908

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756           567,636
                                                       2004      0.625          0.668           645,133
                                                       2003      0.514          0.625           796,770
                                                       2002      0.753          0.514           854,624
                                                       2001      0.925          0.753           762,941
                                                       2000      1.055          0.925           366,949

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.375          1.557         1,670,641
                                                       2006      1.158          1.375         1,762,892
                                                       2005      1.029          1.158         1,626,394
                                                       2004      0.920          1.029         1,462,978
                                                       2003      0.690          0.920           773,140
                                                       2002      0.819          0.690           565,608
                                                       2001      0.969          0.819           391,475
                                                       2000      1.335          0.969           200,090

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.347          1.493         4,045,792
                                                       2006      1.240          1.347         4,164,801
                                                       2005      1.082          1.240         4,049,767
                                                       2004      0.975          1.082         3,262,722
                                                       2003      0.723          0.975         1,755,241
                                                       2002      0.970          0.723         1,153,248
                                                       2001      1.202          0.970           842,658
                                                       2000      1.248          1.202           256,201

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.518          1.572         2,882,704
                                                       2006      1.336          1.518         3,207,886
                                                       2005      1.280          1.336         3,340,715
                                                       2004      1.176          1.280         2,860,876
                                                       2003      0.901          1.176         1,840,178
                                                       2002      1.119          0.901         1,264,688
                                                       2001      1.106          1.119           986,465
                                                       2000      0.994          1.106           137,847

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            74,640
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      1.000          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732             4,769
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.000          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            16,485
                                                       2004      1.074          1.210             2,589
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           587,511
                                                       2004      1.068          1.208           370,878
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.475          1.709           940,806
                                                       2006      1.341          1.475           941,418
                                                       2005      1.163          1.341           803,715
                                                       2004      1.023          1.163           572,293
                                                       2003      0.808          1.023           497,526
                                                       2002      0.905          0.808           426,526
                                                       2001      1.047          0.905           339,996
                                                       2000      1.113          1.047           169,553

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.853          2.107         1,082,486
                                                       2006      1.671          1.853         1,220,646
                                                       2005      1.436          1.671         1,280,825
                                                       2004      1.168          1.436           960,282
                                                       2003      0.857          1.168           305,214
                                                       2002      1.000          0.857           195,105

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235         1,275,970
                                                       2006      1.035          1.207           885,239
                                                       2005      1.000          1.035           542,915

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.968          1.062           401,564
                                                       2006      0.903          0.968           467,408
                                                       2005      0.874          0.903           494,285
                                                       2004      0.795          0.874           488,023
                                                       2003      0.588          0.795           304,147
                                                       2002      0.836          0.588           219,236
                                                       2001      1.000          0.836           176,530
                                                       2000      1.355          1.000           121,667

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           630,429
                                                       2004      1.043          1.158           411,617
                                                       2003      0.845          1.043            85,928
                                                       2002      1.000          0.845             7,064

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           361,811
                                                       2006      2.238          2.827           528,518
                                                       2005      1.781          2.238           393,578
                                                       2004      1.448          1.781            34,731
                                                       2003      1.000          1.448                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.415          1.611         1,217,433
                                                       2006      1.182          1.415         1,109,619
                                                       2005      1.088          1.182         1,015,038
                                                       2004      0.931          1.088           725,699
                                                       2003      0.714          0.931           378,732
                                                       2002      0.889          0.714           340,465
                                                       2001      1.073          0.889           227,440
                                                       2000      1.057          1.073            95,658

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267           432,583
                                                       2004      1.032          1.180            70,754
                                                       2003      0.792          1.032                --
                                                       2002      1.000          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666           298,752
                                                       2006      0.496          0.554           451,523
                                                       2005      0.449          0.496           551,020
                                                       2004      0.378          0.449           568,049
                                                       2003      0.284          0.378           604,302
                                                       2002      0.401          0.284           537,900
                                                       2001      0.674          0.401           485,683
                                                       2000      1.000          0.674           369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            92,359
                                                       2004      1.336          1.513            84,632
                                                       2003      1.000          1.336                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963            39,745
                                                       2005      0.868          0.909            40,629
                                                       2004      0.855          0.868            41,158
                                                       2003      0.646          0.855            33,923
                                                       2002      0.894          0.646            15,493
                                                       2001      1.000          0.894            36,621

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.473          1.475         3,254,025
                                                       2006      1.373          1.473         3,931,751
                                                       2005      1.247          1.373         4,206,682
                                                       2004      1.150          1.247         4,218,706
                                                       2003      0.867          1.150         2,909,479
                                                       2002      1.306          0.867         2,105,680
                                                       2001      1.381          1.306         1,814,521
                                                       2000      1.491          1.381           863,349

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.211          1.295         1,463,513
                                                       2006      1.070          1.211         1,821,637
                                                       2005      1.040          1.070         2,063,937
                                                       2004      0.970          1.040         1,924,055
                                                       2003      0.789          0.970         1,210,775
                                                       2002      0.971          0.789           610,129
                                                       2001      1.025          0.971           440,930
                                                       2000      1.036          1.025            51,606

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           275,641

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         2,123,621
                                                       2006      1.329          1.448         2,282,065
                                                       2005      1.293          1.329         2,636,569
                                                       2004      1.249          1.293         1,943,130
                                                       2003      1.038          1.249           783,127
                                                       2002      1.000          1.038            97,394

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         3,506,597
                                                       2006      1.502          1.682         3,626,651
                                                       2005      1.447          1.502         4,018,612
                                                       2004      1.376          1.447         2,881,219
                                                       2003      1.061          1.376           230,701
                                                       2002      1.000          1.061            17,879

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972           247,223
                                                       2006      0.797          0.926           254,128
                                                       2005      0.809          0.797           231,230
                                                       2004      0.794          0.809           274,091
                                                       2003      0.652          0.794             1,257
                                                       2002      0.894          0.652             2,000
                                                       2001      1.000          0.894             2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.008          1.043           632,708
                                                       2006      0.888          1.008           597,401
                                                       2005      0.864          0.888           885,880
                                                       2004      0.795          0.864           504,425
                                                       2003      0.631          0.795           383,086
                                                       2002      0.824          0.631           299,142
                                                       2001      0.954          0.824           174,860
                                                       2000      1.076          0.954            51,515

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.551          1.549         2,275,608
                                                       2006      1.347          1.551         1,713,030
                                                       2005      1.303          1.347         1,830,903
                                                       2004      1.221          1.303         1,896,436
                                                       2003      0.893          1.221         1,209,183
                                                       2002      1.151          0.893           446,779
                                                       2001      1.232          1.151           369,495
                                                       2000      1.100          1.232            85,114

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871         1,026,535
                                                       2006      1.592          1.808         1,039,542
                                                       2005      1.515          1.592         1,075,476
                                                       2004      1.394          1.515           734,070
                                                       2003      1.074          1.394            22,689
                                                       2002      1.000          1.074                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.460          1.495           564,211
                                                       2006      1.252          1.460           364,184
                                                       2005      1.191          1.252           410,875
                                                       2004      1.095          1.191           475,738
                                                       2003      0.839          1.095           356,707
                                                       2002      1.106          0.839           178,397
                                                       2001      1.195          1.106            94,552

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      0.986          1.024         1,394,937
                                                       2006      0.956          0.986         1,748,488
                                                       2005      0.922          0.956         1,766,449
                                                       2004      0.931          0.922         1,720,065
                                                       2003      0.640          0.931         1,141,574
                                                       2002      0.863          0.640           771,377
                                                       2001      1.000          0.863           730,193
                                                       2000      1.083          1.000           309,116

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.625          1.716           417,417
                                                       2006      1.435          1.625           507,353
                                                       2005      1.344          1.435           560,103
                                                       2004      1.234          1.344           587,236
                                                       2003      0.964          1.234           507,824
                                                       2002      1.209          0.964           385,791
                                                       2001      1.362          1.209           307,340
                                                       2000      1.225          1.362           110,509

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           356,616
                                                       2005      1.432          1.462           343,377
                                                       2004      1.360          1.432           254,701
                                                       2003      1.069          1.360            27,171
                                                       2002      1.000          1.069                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.484          1.609           321,522
                                                       2006      1.334          1.484            88,971
                                                       2005      1.290          1.334            93,848
                                                       2004      1.136          1.290           224,325
                                                       2003      0.774          1.136           210,996
                                                       2002      1.202          0.774           131,378
                                                       2001      1.314          1.202            89,647
                                                       2000      1.482          1.314             6,517

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           617,987
                                                       2006      1.006          1.033           677,225
                                                       2005      0.997          1.006           717,561
                                                       2004      0.999          0.997           211,555
                                                       2003      1.000          0.999            46,771

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.298          1.306           764,781
                                                       2006      1.249          1.298         1,018,152
                                                       2005      1.235          1.249         1,110,076
                                                       2004      1.174          1.235         1,037,004
                                                       2003      1.065          1.174           759,502
                                                       2002      1.030          1.065           471,209
                                                       2001      1.013          1.030           439,990
                                                       2000      1.011          1.013           114,166

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (8/00)...............  2007      1.265          1.251           771,861
                                                       2006      1.156          1.265         1,082,095
                                                       2005      1.143          1.156         1,298,401
                                                       2004      1.049          1.143         1,342,536
                                                       2003      0.834          1.049         1,155,100
                                                       2002      0.874          0.834           277,042
                                                       2001      0.921          0.874           295,957
                                                       2000      0.994          0.921           208,981

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.109          1.148           847,696
                                                       2006      1.075          1.109           874,513
                                                       2005      1.060          1.075           692,217
                                                       2004      1.066          1.060           933,637
                                                       2003      1.074          1.066         1,098,028
                                                       2002      1.075          1.074         1,940,157
                                                       2001      1.052          1.075           707,397
                                                       2000      1.012          1.052           511,377

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           310,018
                                                       2005      1.106          1.144           337,568
                                                       2004      0.970          1.106           254,741
                                                       2003      0.693          0.970            41,992
                                                       2002      0.945          0.693            20,468
                                                       2001      1.000          0.945            25,867

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.565          1.643                --
                                                       2006      1.343          1.565           740,738
                                                       2005      1.309          1.343           833,595
                                                       2004      1.226          1.309           820,427
                                                       2003      0.894          1.226           578,309
                                                       2002      1.210          0.894           411,710
                                                       2001      1.204          1.210           220,176
                                                       2000      1.195          1.204            22,319

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           114,977
                                                       2005      1.382          1.408            90,708
                                                       2004      1.244          1.382            89,045
                                                       2003      1.000          1.244            12,715

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           482,018
                                                       2005      1.541          1.644           481,239
                                                       2004      1.260          1.541            90,506
                                                       2003      1.000          1.260                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           258,146

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           251,301

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331           264,113
                                                       2006      1.277          1.363            64,350

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           233,099
                                                       2006      1.520          1.677           124,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724            14,807
                                                       2006      1.306          1.341            18,274

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120             2,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,235,650
                                                       2006      1.001          1.077         1,145,511

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           818,191
                                                       2006      1.002          1.073           103,334

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            59,186
                                                       2006      0.992          0.982            68,933

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404             3,344
                                                       2006      1.286          1.278             3,394

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           146,550

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           404,755
                                                       2006      1.274          1.410           471,181

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026            90,491
                                                       2006      1.003          1.222            78,649

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223         2,043,340

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            11,916
                                                       2006      1.480          1.593           159,101

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           587,593
                                                       2006      1.132          1.174           581,362

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985         1,275,900
                                                       2006      1.003          1.030         1,181,582

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           216,755
                                                       2006      0.901          0.881           232,754

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311           917,565
                                                       2006      1.205          1.252           761,321

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740            70,405
                                                       2006      0.730          0.751            61,614

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828           292,646
                                                       2006      0.796          0.808           318,381

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364           706,012
                                                       2006      1.294          1.329           952,572

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081             8,068
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            48,510
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086             7,160
                                                       2006      1.002          1.051             7,166

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            90,491
                                                       2006      1.002          1.056            11,578

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086           291,713
                                                       2006      1.002          1.061           286,989

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         2,850,882
                                                       2006      1.402          1.500         3,001,552

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           684,020
                                                       2006      0.996          1.052           800,694

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152           430,529
                                                       2006      0.998          1.070           409,545

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125         2,120,472
                                                       2005      1.125          1.133         2,134,660
                                                       2004      1.048          1.125         1,580,273
                                                       2003      1.000          1.048            12,559

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         5,340,761
                                                       2006      1.226          1.255         5,145,922
                                                       2005      1.213          1.226         5,227,537
                                                       2004      1.173          1.213         4,462,676
                                                       2003      1.132          1.173         2,636,608
                                                       2002      1.053          1.132         1,693,413
                                                       2001      1.000          1.053           469,808

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           163,630
                                                       2005      1.011          1.118           149,539
                                                       2004      0.882          1.011           169,047
                                                       2003      0.696          0.882           119,463
                                                       2002      0.857          0.696            92,071
                                                       2001      1.000          0.857            11,070

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           160,571
                                                       2005      1.611          1.701           193,425
                                                       2004      1.294          1.611           143,446
                                                       2003      0.877          1.294           125,086
                                                       2002      1.088          0.877           177,419
                                                       2001      1.000          1.088             4,610

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931            68,633
                                                       2004      0.827          0.869            80,474
                                                       2003      0.649          0.827            69,737
                                                       2002      0.864          0.649            48,694
                                                       2001      1.000          0.864            19,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (10/00).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230           984,532
                                                       2004      1.102          1.194           851,522
                                                       2003      0.852          1.102           701,195
                                                       2002      1.004          0.852           466,236
                                                       2001      1.090          1.004           287,549
                                                       2000      1.059          1.090            54,202

  Travelers Large Cap Subaccount (6/00)..............  2006      0.772          0.796                --
                                                       2005      0.720          0.772           230,033
                                                       2004      0.686          0.720           229,272
                                                       2003      0.558          0.686           178,744
                                                       2002      0.732          0.558           116,833
                                                       2001      0.899          0.732           125,941
                                                       2000      1.049          0.899            77,498

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.111          1.182                --
                                                       2005      1.000          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.022          1.026                --
                                                       2005      1.007          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.056          1.094                --
                                                       2005      1.008          1.056                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.000          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.053                --
                                                       2005      1.000          1.032             6,823

  Travelers Managed Income Subaccount (7/00).........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,012,341
                                                       2004      1.199          1.216           982,241
                                                       2003      1.121          1.199           801,296
                                                       2002      1.113          1.121           566,904
                                                       2001      1.057          1.113           434,221
                                                       2000      1.019          1.057           137,038

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           298,475
                                                       2004      0.666          0.761           339,737
                                                       2003      0.558          0.666           285,682
                                                       2002      0.755          0.558           234,601
                                                       2001      0.988          0.755           230,322
                                                       2000      1.107          0.988            93,590

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851           253,376
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      1.000          0.551                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.357          1.402                --
                                                       2005      1.337          1.357         3,763,631
                                                       2004      1.216          1.337         3,458,131
                                                       2003      1.058          1.216         2,567,975
                                                       2002      1.133          1.058         1,701,434
                                                       2001      1.149          1.133         1,309,212
                                                       2000      1.026          1.149           147,036

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           433,995
                                                       2004      1.000          1.122            20,871

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           110,310
                                                       2004      1.073          1.224            85,883
                                                       2003      0.846          1.073               377
                                                       2002      1.000          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394           154,125
                                                       2004      1.217          1.333            84,799
                                                       2003      1.000          1.217             3,245

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.041          1.096                --
                                                       2005      1.037          1.041                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           484,044
                                                       2004      1.000          1.096           242,440

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.730          0.762                --
                                                       2005      0.726          0.730           122,543
                                                       2004      0.668          0.726           128,507
                                                       2003      0.511          0.668           180,708
                                                       2002      0.780          0.511           223,164
                                                       2001      0.913          0.780           233,026
                                                       2000      1.108          0.913           501,860

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.116          1.286                --
                                                       2005      1.027          1.116               401

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.000          1.112                --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      0.703          0.730                --
                                                       2005      0.661          0.703            97,201
                                                       2004      0.645          0.661            98,488
                                                       2003      0.521          0.645            99,873
                                                       2002      0.748          0.521            87,650
                                                       2001      0.963          0.748            73,520
                                                       2000      1.196          0.963            76,229

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      0.766          0.884           225,028
                                                       2006      0.756          0.766           238,367
                                                       2005      0.710          0.756           255,754
                                                       2004      0.673          0.710           350,995
                                                       2003      0.536          0.673           382,732
                                                       2002      0.805          0.536           348,750
                                                       2001      1.191          0.805           409,824
                                                       2000      1.700          1.191           272,783




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295                --
                                                       2005      1.215          1.242           111,636
                                                       2004      1.119          1.215                --
                                                       2003      1.000          1.119                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.296          1.258                --
                                                       2005      1.155          1.296            26,995
                                                       2004      1.092          1.155                --
                                                       2003      1.000          1.092                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.724          1.933         1,700,960
                                                       2006      1.465          1.724         1,666,157
                                                       2005      1.315          1.465         1,016,509
                                                       2004      1.186          1.315            12,546
                                                       2003      1.000          1.186                --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.541          1.691         5,693,274
                                                       2006      1.432          1.541         5,630,680
                                                       2005      1.261          1.432         3,527,301
                                                       2004      1.148          1.261           176,039
                                                       2003      1.000          1.148                --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.437          1.474         5,370,891
                                                       2006      1.277          1.437         5,169,568
                                                       2005      1.235          1.277         3,353,279
                                                       2004      1.145          1.235           116,974
                                                       2003      1.000          1.145                --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.541          1.522                --
                                                       2005      1.335          1.541            68,905
                                                       2004      1.143          1.335                --
                                                       2003      1.000          1.143                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.534          1.987                --
                                                       2005      1.465          1.534           178,945
                                                       2004      1.142          1.465                --
                                                       2003      1.000          1.142                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398                --
                                                       2005      1.197          1.289           105,878
                                                       2004      1.073          1.197             2,361
                                                       2003      1.000          1.073                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430                --
                                                       2005      1.195          1.286           364,009
                                                       2004      1.066          1.195             4,323
                                                       2003      1.000          1.066                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.598          1.834         3,038,416
                                                       2006      1.466          1.598         3,204,130
                                                       2005      1.284          1.466         1,643,270
                                                       2004      1.140          1.284                --
                                                       2003      1.000          1.140                --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.844          2.078         1,524,858
                                                       2006      1.680          1.844         1,729,473
                                                       2005      1.457          1.680           916,237
                                                       2004      1.197          1.457             7,282
                                                       2003      1.000          1.197                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204         3,407,218
                                                       2006      1.029          1.188         3,115,165
                                                       2005      1.000          1.029         1,574,335

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.410          1.531            89,549
                                                       2006      1.328          1.410            66,994
                                                       2005      1.297          1.328            35,814
                                                       2004      1.191          1.297             7,965
                                                       2003      1.000          1.191                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534                --
                                                       2005      1.228          1.326         1,018,600
                                                       2004      1.116          1.228             8,874
                                                       2003      1.000          1.116                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010         1,112,320
                                                       2006      1.913          2.393         1,165,243
                                                       2005      1.537          1.913           605,698
                                                       2004      1.261          1.537                --
                                                       2003      1.000          1.261                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.736          1.957         1,685,764
                                                       2006      1.463          1.736         1,664,516
                                                       2005      1.359          1.463           831,353
                                                       2004      1.174          1.359                --
                                                       2003      1.000          1.174                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.398          1.663                --
                                                       2005      1.315          1.398           740,845
                                                       2004      1.160          1.315            13,918
                                                       2003      1.000          1.160                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933           219,810
                                                       2006      1.469          1.626            15,653
                                                       2005      1.342          1.469            13,248
                                                       2004      1.140          1.342                --
                                                       2003      1.000          1.140                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490                --
                                                       2005      1.315          1.336           212,912
                                                       2004      1.172          1.315                --
                                                       2003      1.000          1.172                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336                --
                                                       2006      1.200          1.258                --
                                                       2005      1.156          1.200                --
                                                       2004      1.150          1.156                --
                                                       2003      1.000          1.150                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.412          1.400         1,690,122
                                                       2006      1.329          1.412         1,717,595
                                                       2005      1.219          1.329           999,469
                                                       2004      1.135          1.219           115,318
                                                       2003      1.000          1.135                --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.358          1.438           750,790
                                                       2006      1.211          1.358           803,043
                                                       2005      1.188          1.211           713,566
                                                       2004      1.118          1.188            76,543
                                                       2003      1.000          1.118                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           529,481

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262         5,673,888
                                                       2006      1.136          1.227         6,727,026
                                                       2005      1.116          1.136         4,734,449
                                                       2004      1.088          1.116           405,533
                                                       2003      1.000          1.088                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333         3,225,774
                                                       2006      1.208          1.340         3,329,829
                                                       2005      1.174          1.208         2,300,292
                                                       2004      1.128          1.174            33,414
                                                       2003      1.000          1.128                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297            58,801
                                                       2006      1.083          1.248            59,250
                                                       2005      1.111          1.083            59,581
                                                       2004      1.100          1.111                --
                                                       2003      1.000          1.100                --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.392          1.426           761,039
                                                       2006      1.237          1.392           771,088
                                                       2005      1.215          1.237           779,368
                                                       2004      1.129          1.215            76,132
                                                       2003      1.000          1.129                --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.441          1.425           901,568
                                                       2006      1.263          1.441           806,411
                                                       2005      1.234          1.263           585,496
                                                       2004      1.167          1.234            44,212
                                                       2003      1.000          1.167                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472         2,457,195
                                                       2006      1.276          1.436         2,605,918
                                                       2005      1.226          1.276         1,206,797
                                                       2004      1.139          1.226            15,706
                                                       2003      1.000          1.139                --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.485          1.507            61,312
                                                       2006      1.285          1.485            61,338
                                                       2005      1.235          1.285            45,577
                                                       2004      1.146          1.235                --
                                                       2003      1.000          1.146                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.202          1.236           408,457
                                                       2006      1.176          1.202           421,840
                                                       2005      1.144          1.176           409,917
                                                       2004      1.167          1.144                --
                                                       2003      1.000          1.167                --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.481          1.550           483,633
                                                       2006      1.321          1.481           511,464
                                                       2005      1.248          1.321           621,784
                                                       2004      1.157          1.248           250,879
                                                       2003      1.000          1.157                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313                --
                                                       2006      1.182          1.297           607,583
                                                       2005      1.169          1.182           536,248
                                                       2004      1.121          1.169            26,484
                                                       2003      1.000          1.121                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.568          1.684           125,683
                                                       2006      1.423          1.568            16,353
                                                       2005      1.389          1.423            24,636
                                                       2004      1.235          1.389             4,834
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           561,560
                                                       2006      0.985          1.001           625,082
                                                       2005      0.985          0.985           488,307
                                                       2004      0.997          0.985           103,512
                                                       2003      1.000          0.997                --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.136          1.131            69,170
                                                       2006      1.103          1.136            66,409
                                                       2005      1.101          1.103            64,928
                                                       2004      1.056          1.101            19,932
                                                       2003      1.000          1.056                --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.290          1.263         1,326,437
                                                       2006      1.190          1.290         1,263,399
                                                       2005      1.187          1.190           843,903
                                                       2004      1.100          1.187            71,552
                                                       2003      1.000          1.100                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.004          1.029           743,548
                                                       2006      0.983          1.004           266,863
                                                       2005      0.978          0.983            42,742
                                                       2004      0.993          0.978           131,110
                                                       2003      1.000          0.993                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675                --
                                                       2006      1.427          1.574           113,559
                                                       2005      1.393          1.427            93,979
                                                       2004      1.233          1.393                --
                                                       2003      1.000          1.233                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.450          1.517                --
                                                       2006      1.257          1.450                --
                                                       2005      1.236          1.257                --
                                                       2004      1.169          1.236                --
                                                       2003      1.000          1.169                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501                --
                                                       2006      1.264          1.448           433,634
                                                       2005      1.253          1.264           394,021
                                                       2004      1.139          1.253            23,251
                                                       2003      1.000          1.139                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783                --
                                                       2006      1.479          1.621           877,639
                                                       2005      1.399          1.479           780,376
                                                       2004      1.155          1.399            29,210
                                                       2003      1.000          1.155                --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574                --
                                                       2006      1.428          1.505            13,156

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565            16,304

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           107,461
                                                       2006      1.265          1.342            50,885

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703           302,392
                                                       2006      1.604          1.759           501,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           117,641
                                                       2006      1.522          1.552            88,498

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092            18,766

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084         2,855,504
                                                       2006      1.001          1.070         2,451,953

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048         1,305,651
                                                       2006      1.002          1.067                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432            55,303
                                                       2006      1.333          1.310            67,191

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            35,685
                                                       2006      1.275          1.259            26,785

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           483,577
                                                       2006      1.250          1.374           575,613

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           672,708
                                                       2006      1.003          1.214           756,100

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174         1,328,069

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469           182,216
                                                       2006      1.339          1.433           184,963

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253                --
                                                       2006      1.087          1.138            14,204

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192         1,525,393
                                                       2006      1.111          1.145         1,395,968

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970         1,537,653
                                                       2006      1.003          1.024         1,096,829

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           306,490
                                                       2006      1.339          1.301            52,352

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082           930,557
                                                       2006      1.010          1.043           907,859

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245            18,764
                                                       2006      1.247          1.276            18,513

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305           218,554
                                                       2006      1.274          1.285           187,688

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           663,576
                                                       2006      1.299          1.326           708,097

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064            74,475
                                                       2006      1.002          1.055           363,846

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070            27,446
                                                       2006      1.001          1.037            31,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           121,918
                                                       2006      1.002          1.044           116,217

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           567,070
                                                       2006      1.002          1.049           507,430

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069           351,687
                                                       2006      1.002          1.054           359,886

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315         1,537,627
                                                       2006      1.215          1.292         1,548,544

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085         1,902,487
                                                       2006      0.996          1.046         1,959,165

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134            28,624
                                                       2006      0.998          1.063            28,624

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109                --
                                                       2006      1.108          1.090         1,230,469
                                                       2005      1.111          1.108           971,586
                                                       2004      1.045          1.111            87,192
                                                       2003      1.000          1.045                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130         3,604,618
                                                       2006      1.049          1.064         3,118,644
                                                       2005      1.048          1.049         2,187,620
                                                       2004      1.023          1.048            92,831
                                                       2003      1.000          1.023                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976                --
                                                       2006      1.467          1.830                --
                                                       2005      1.338          1.467                --
                                                       2004      1.179          1.338                --
                                                       2003      1.000          1.179                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943                --
                                                       2006      1.592          1.824           252,629
                                                       2005      1.523          1.592           237,163
                                                       2004      1.235          1.523                --
                                                       2003      1.000          1.235                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.255          1.333                --
                                                       2005      1.181          1.255            49,939
                                                       2004      1.135          1.181             9,847
                                                       2003      1.000          1.135                --

  Travelers Equity Income Subaccount (10/00).........  2006      1.239          1.299                --
                                                       2005      1.214          1.239           623,080
                                                       2004      1.131          1.214            38,632
                                                       2003      1.000          1.131                --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.240          1.274                --
                                                       2005      1.168          1.240            60,974
                                                       2004      1.122          1.168                --
                                                       2003      1.000          1.122                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.104          1.171                --
                                                       2005      1.000          1.104           295,809

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.016          1.017                --
                                                       2005      1.006          1.016            31,450

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.050          1.085                --
                                                       2005      1.007          1.050           292,696

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126                --
                                                       2005      1.000          1.083           132,397

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.027          1.045                --
                                                       2005      1.000          1.027                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (7/00).........  2006      1.023          1.010                --
                                                       2005      1.033          1.023           746,775
                                                       2004      1.028          1.033            53,765
                                                       2003      1.000          1.028                --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.349          1.428                --
                                                       2005      1.232          1.349            10,886
                                                       2004      1.088          1.232             6,671
                                                       2003      1.000          1.088                --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.269          1.339                --
                                                       2005      1.260          1.269            38,726
                                                       2004      1.131          1.260                --
                                                       2003      1.000          1.131                --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.180          1.215                --
                                                       2005      1.173          1.180         1,039,277
                                                       2004      1.077          1.173            63,089
                                                       2003      1.000          1.077                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250                --
                                                       2005      1.115          1.160           365,164
                                                       2004      1.000          1.115                --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.400          1.604                --
                                                       2005      1.308          1.400           248,371
                                                       2004      1.157          1.308             2,184
                                                       2003      1.000          1.157                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339                --
                                                       2005      1.222          1.265           121,433
                                                       2004      1.126          1.222                --
                                                       2003      1.000          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.035          1.087                --
                                                       2005      1.036          1.035             3,792

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111                --
                                                       2005      1.089          1.102           897,033
                                                       2004      1.000          1.089             8,613

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.197          1.246                --
                                                       2005      1.201          1.197            26,075
                                                       2004      1.115          1.201                --
                                                       2003      1.000          1.115                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.110          1.275                --
                                                       2005      1.026          1.110            18,294

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265                --
                                                       2005      1.000          1.106            23,495

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.205          1.247                --
                                                       2005      1.144          1.205             8,031
                                                       2004      1.127          1.144                --
                                                       2003      1.000          1.127                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.234          1.410             3,613
                                                       2006      1.228          1.234             3,432
                                                       2005      1.165          1.228             3,556
                                                       2004      1.114          1.165                --
                                                       2003      1.000          1.114                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           325,190
                                                       2004      1.027          1.127           334,798
                                                       2003      0.788          1.027           354,635
                                                       2002      0.980          0.788            25,560

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756         2,516,526
                                                       2004      0.625          0.668         2,897,980
                                                       2003      0.514          0.625         3,382,923
                                                       2002      0.753          0.514         3,883,375
                                                       2001      0.925          0.753         4,716,899
                                                       2000      1.127          0.925         4,449,229
                                                       1999      1.000          1.127           314,797

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.375          1.557         5,689,089
                                                       2006      1.158          1.375         6,303,145
                                                       2005      1.029          1.158         6,380,373
                                                       2004      0.920          1.029         6,322,143
                                                       2003      0.690          0.920         6,679,967
                                                       2002      0.819          0.690         6,862,959
                                                       2001      0.969          0.819         6,260,916
                                                       2000      1.211          0.969         3,140,876
                                                       1999      1.000          1.211           316,138

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.347          1.493         6,990,176
                                                       2006      1.240          1.347         8,829,783
                                                       2005      1.082          1.240         8,889,797
                                                       2004      0.975          1.082         8,773,906
                                                       2003      0.723          0.975         8,937,082
                                                       2002      0.970          0.723         7,986,225
                                                       2001      1.202          0.970         6,922,537
                                                       2000      1.167          1.202         4,692,324
                                                       1999      1.000          1.167           477,335

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.518          1.572         7,936,906
                                                       2006      1.336          1.518         9,298,377
                                                       2005      1.280          1.336         9,710,858
                                                       2004      1.176          1.280         9,428,394
                                                       2003      0.901          1.176         9,670,875
                                                       2002      1.119          0.901         8,550,110
                                                       2001      1.106          1.119         6,852,257
                                                       2000      1.039          1.106         2,375,658
                                                       1999      1.000          1.039           174,106

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.319          1.306                --
                                                       2005      1.131          1.319            38,185
                                                       2004      0.960          1.131                --
                                                       2003      0.779          0.960                --
                                                       2002      0.878          0.779                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.732          2.265                --
                                                       2005      1.638          1.732            16,019
                                                       2004      1.265          1.638                --
                                                       2003      0.957          1.265                --
                                                       2002      1.048          0.957                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            27,109
                                                       2004      1.074          1.210                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312           112,133
                                                       2004      1.068          1.208            46,761
                                                       2003      1.000          1.068                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.475          1.709         1,184,015
                                                       2006      1.341          1.475         1,708,006
                                                       2005      1.163          1.341         1,796,773
                                                       2004      1.023          1.163         1,928,848
                                                       2003      0.808          1.023         1,831,279
                                                       2002      0.905          0.808         1,717,820
                                                       2001      1.047          0.905         2,140,528
                                                       2000      1.138          1.047         1,784,874
                                                       1999      1.000          1.138           151,914

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.853          2.107           568,903
                                                       2006      1.671          1.853           663,168
                                                       2005      1.436          1.671           538,882
                                                       2004      1.168          1.436           526,081
                                                       2003      0.857          1.168           246,983
                                                       2002      0.993          0.857            58,437

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.207          1.235           646,287
                                                       2006      1.035          1.207           462,080
                                                       2005      0.984          1.035           130,062

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.968          1.062           730,864
                                                       2006      0.903          0.968         1,054,124
                                                       2005      0.874          0.903         1,374,673
                                                       2004      0.795          0.874         1,611,705
                                                       2003      0.588          0.795         1,673,524
                                                       2002      0.836          0.588         1,690,406
                                                       2001      1.000          0.836         1,766,010
                                                       2000      1.215          1.000         1,131,242
                                                       1999      1.000          1.215           167,294

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           718,462
                                                       2004      1.043          1.158           818,408
                                                       2003      0.845          1.043           528,951
                                                       2002      0.999          0.845           109,286

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.827          3.589           130,257
                                                       2006      2.238          2.827           149,309
                                                       2005      1.781          2.238           131,258
                                                       2004      1.448          1.781           108,300
                                                       2003      1.000          1.448            27,124

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.415          1.611         1,123,233
                                                       2006      1.182          1.415         1,501,504
                                                       2005      1.088          1.182         1,505,091
                                                       2004      0.931          1.088         1,356,406
                                                       2003      0.714          0.931         1,285,352
                                                       2002      0.889          0.714         1,344,931
                                                       2001      1.073          0.889         1,396,919
                                                       2000      1.115          1.073           720,928
                                                       1999      1.000          1.115           121,036

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267            79,625
                                                       2004      1.032          1.180             3,125
                                                       2003      0.792          1.032                --
                                                       2002      0.832          0.792                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666         1,367,001
                                                       2006      0.496          0.554         1,468,206
                                                       2005      0.449          0.496         1,582,499
                                                       2004      0.378          0.449         1,891,222
                                                       2003      0.284          0.378         1,971,237
                                                       2002      0.401          0.284         2,193,877
                                                       2001      0.674          0.401         2,395,484
                                                       2000      1.000          0.674         2,007,540

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            62,226
                                                       2004      1.336          1.513            69,839
                                                       2003      1.000          1.336            32,469

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.909          0.963           271,661
                                                       2005      0.868          0.909           277,845
                                                       2004      0.855          0.868           294,476
                                                       2003      0.646          0.855           304,336
                                                       2002      0.894          0.646           305,879
                                                       2001      1.011          0.894            37,100

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.475         6,089,267
                                                       2006      1.373          1.473         6,985,734
                                                       2005      1.247          1.373         7,607,140
                                                       2004      1.150          1.247         8,349,729
                                                       2003      0.867          1.150         8,530,069
                                                       2002      1.306          0.867         8,140,330
                                                       2001      1.381          1.306         7,173,627
                                                       2000      1.210          1.381         3,423,105
                                                       1999      1.000          1.210           302,417

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.211          1.295         4,105,677
                                                       2006      1.070          1.211         4,571,250
                                                       2005      1.040          1.070         5,790,079
                                                       2004      0.970          1.040         6,040,306
                                                       2003      0.789          0.970         5,893,048
                                                       2002      0.971          0.789         5,264,273
                                                       2001      1.025          0.971         3,668,702
                                                       2000      1.044          1.025           917,508
                                                       1999      1.000          1.044            31,957

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674           209,584

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505         1,189,795
                                                       2006      1.329          1.448         1,249,186
                                                       2005      1.293          1.329         1,293,344
                                                       2004      1.249          1.293         1,551,664
                                                       2003      1.038          1.249           764,994
                                                       2002      1.000          1.038           157,954

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690         2,119,760
                                                       2006      1.502          1.682         2,513,478
                                                       2005      1.447          1.502         2,741,921
                                                       2004      1.376          1.447         2,624,019
                                                       2003      1.061          1.376           995,800
                                                       2002      1.000          1.061            13,385

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.926          0.972            96,020
                                                       2006      0.797          0.926           101,037
                                                       2005      0.809          0.797           117,286
                                                       2004      0.794          0.809           240,763
                                                       2003      0.652          0.794           159,849
                                                       2002      0.894          0.652            87,290
                                                       2001      1.033          0.894            66,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.008          1.043         1,580,949
                                                       2006      0.888          1.008         1,921,140
                                                       2005      0.864          0.888         2,002,346
                                                       2004      0.795          0.864         2,010,098
                                                       2003      0.631          0.795         1,910,575
                                                       2002      0.824          0.631         1,955,313
                                                       2001      0.954          0.824         1,824,680
                                                       2000      1.067          0.954           613,674
                                                       1999      1.000          1.067            55,283

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.551          1.549         5,907,713
                                                       2006      1.347          1.551         4,984,117
                                                       2005      1.303          1.347         5,951,617
                                                       2004      1.221          1.303         6,397,421
                                                       2003      0.893          1.221         6,391,317
                                                       2002      1.151          0.893         6,360,281
                                                       2001      1.232          1.151         5,155,358
                                                       2000      1.037          1.232         1,579,098
                                                       1999      1.000          1.037             2,425

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871           335,131
                                                       2006      1.592          1.808           330,021
                                                       2005      1.515          1.592           430,807
                                                       2004      1.394          1.515           414,942
                                                       2003      1.074          1.394            51,838
                                                       2002      1.000          1.074            17,608

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.460          1.495         2,054,693
                                                       2006      1.252          1.460         1,100,296
                                                       2005      1.191          1.252         1,250,767
                                                       2004      1.095          1.191         1,637,036
                                                       2003      0.839          1.095         1,478,433
                                                       2002      1.106          0.839         1,401,267
                                                       2001      1.170          1.106         1,346,259
                                                       2000      1.029          1.170           428,890
                                                       1999      1.000          1.029            19,926

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024         2,920,857
                                                       2006      0.956          0.986         3,772,197
                                                       2005      0.922          0.956         4,245,781
                                                       2004      0.931          0.922         4,779,482
                                                       2003      0.640          0.931         4,986,323
                                                       2002      0.863          0.640         4,867,338
                                                       2001      1.000          0.863         5,072,444
                                                       2000      1.090          1.000         3,224,751
                                                       1999      1.000          1.090           175,985

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.625          1.716         1,017,847
                                                       2006      1.435          1.625         1,448,947
                                                       2005      1.344          1.435         1,777,129
                                                       2004      1.234          1.344         1,938,516
                                                       2003      0.964          1.234         2,233,467
                                                       2002      1.209          0.964         2,303,022
                                                       2001      1.362          1.209         2,306,739
                                                       2000      1.171          1.362         1,266,016
                                                       1999      1.000          1.171            49,546

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619           263,941
                                                       2005      1.432          1.462           273,669
                                                       2004      1.360          1.432           345,792
                                                       2003      1.069          1.360           344,365
                                                       2002      1.000          1.069            33,985

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.484          1.609           486,699
                                                       2006      1.334          1.484           359,291
                                                       2005      1.290          1.334           676,973
                                                       2004      1.136          1.290           640,455
                                                       2003      0.774          1.136           629,419
                                                       2002      1.202          0.774           541,675
                                                       2001      1.314          1.202           579,887
                                                       2000      1.141          1.314           439,007
                                                       1999      1.000          1.141            61,393

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           321,825
                                                       2006      1.006          1.033           265,124
                                                       2005      0.997          1.006           502,016
                                                       2004      0.999          0.997         1,239,228
                                                       2003      1.000          0.999            17,941

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.298          1.306         1,090,187
                                                       2006      1.249          1.298         1,464,401
                                                       2005      1.235          1.249         1,620,970
                                                       2004      1.174          1.235         1,847,806
                                                       2003      1.065          1.174         1,695,778
                                                       2002      1.030          1.065         1,438,332
                                                       2001      1.013          1.030         1,382,525
                                                       2000      0.999          1.013           601,614
                                                       1999      1.000          0.999           137,491

  LMPVIT High Income Subaccount (11/99)..............  2007      1.265          1.251         1,060,615
                                                       2006      1.156          1.265         1,320,464
                                                       2005      1.143          1.156         1,741,150
                                                       2004      1.049          1.143         1,909,111
                                                       2003      0.834          1.049         1,906,382
                                                       2002      0.874          0.834         1,257,332
                                                       2001      0.921          0.874         1,256,295
                                                       2000      1.016          0.921           595,882
                                                       1999      1.000          1.016            67,445

  LMPVIT Money Market Subaccount (11/99).............  2007      1.109          1.148         2,899,968
                                                       2006      1.075          1.109         1,992,531
                                                       2005      1.060          1.075         1,894,054
                                                       2004      1.066          1.060         2,813,069
                                                       2003      1.074          1.066         3,392,033
                                                       2002      1.075          1.074         3,640,831
                                                       2001      1.052          1.075         1,956,266
                                                       2000      1.006          1.052           922,050
                                                       1999      1.000          1.006           750,776

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.273          1.360                --
                                                       2006      1.144          1.273           306,121
                                                       2005      1.106          1.144           550,052
                                                       2004      0.970          1.106           424,074
                                                       2003      0.693          0.970           209,065
                                                       2002      0.945          0.693           146,257
                                                       2001      0.987          0.945            63,380

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.565          1.643                --
                                                       2006      1.343          1.565         2,044,973
                                                       2005      1.309          1.343         2,411,960
                                                       2004      1.226          1.309         2,736,840
                                                       2003      0.894          1.226         2,762,940
                                                       2002      1.210          0.894         2,662,147
                                                       2001      1.204          1.210         2,256,368
                                                       2000      1.033          1.204         1,028,180
                                                       1999      1.000          1.033            78,169

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           374,985
                                                       2005      1.382          1.408           251,990
                                                       2004      1.244          1.382           201,079
                                                       2003      1.000          1.244            64,093

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           387,841
                                                       2005      1.541          1.644           368,902
                                                       2004      1.260          1.541           198,486
                                                       2003      1.000          1.260           149,364

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      0.948          0.994                --
                                                       2006      0.894          0.948           639,890

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      0.986          0.995           530,289

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.363          1.331            55,301
                                                       2006      1.277          1.363            43,723

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.639           266,500
                                                       2006      1.520          1.677           302,655

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.341          1.724           117,264
                                                       2006      1.306          1.341            85,871

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.120            65,425

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102         1,455,284
                                                       2006      1.001          1.077         1,223,534

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           597,716
                                                       2006      1.002          1.073            91,646

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083         2,097,416
                                                       2006      0.992          0.982         2,160,679

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.278          1.404                --
                                                       2006      1.286          1.278                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           168,082

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496           419,724
                                                       2006      1.274          1.410           505,067

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026           135,409
                                                       2006      1.003          1.222           178,469

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223           700,225

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650             8,973
                                                       2006      1.480          1.593            47,686

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.276                --
                                                       2006      1.096          1.155            13,740

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.174          1.235           165,810
                                                       2006      1.132          1.174           241,722

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985           701,884
                                                       2006      1.003          1.030           307,549

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.881          1.046           693,862
                                                       2006      0.901          0.881           835,997

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.252          1.311         1,244,832
                                                       2006      1.205          1.252         1,575,757

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.751          0.740           492,901
                                                       2006      0.730          0.751           592,317

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.808          0.828         2,914,613
                                                       2006      0.796          0.808         3,520,718

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.329          1.364         1,320,278
                                                       2006      1.294          1.329         1,679,986

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081           153,175
                                                       2006      1.002          1.062           140,088

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                --
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            16,667
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086           208,338
                                                       2006      1.002          1.056            45,967

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086            75,029
                                                       2006      1.002          1.061            76,434

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.500          1.541         4,225,200
                                                       2006      1.402          1.500         4,991,625

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.052          1.103           125,253
                                                       2006      0.996          1.052           148,198

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152         1,338,262
                                                       2006      0.998          1.070         1,559,215

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125           674,876
                                                       2005      1.125          1.133           829,709
                                                       2004      1.048          1.125           837,880
                                                       2003      1.000          1.048           245,014

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         4,237,281
                                                       2006      1.226          1.255         5,041,285
                                                       2005      1.213          1.226         5,395,697
                                                       2004      1.173          1.213         5,959,397
                                                       2003      1.132          1.173         5,042,843
                                                       2002      1.053          1.132         4,213,843
                                                       2001      1.005          1.053         2,073,098

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.409          1.526                --
                                                       2006      1.118          1.409           144,736
                                                       2005      1.011          1.118           149,808
                                                       2004      0.882          1.011           150,938
                                                       2003      0.696          0.882           153,350
                                                       2002      0.857          0.696           131,072
                                                       2001      0.995          0.857            88,059

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967           327,930
                                                       2005      1.611          1.701           343,989
                                                       2004      1.294          1.611           356,645
                                                       2003      0.877          1.294           344,427
                                                       2002      1.088          0.877           271,247
                                                       2001      1.030          1.088           126,743

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931         2,279,202
                                                       2004      0.827          0.869         2,370,045
                                                       2003      0.649          0.827         2,463,743
                                                       2002      0.864          0.649         2,441,987
                                                       2001      0.978          0.864         1,916,798

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.294                --
                                                       2005      1.194          1.230         1,783,984
                                                       2004      1.102          1.194         1,883,743
                                                       2003      0.852          1.102         1,882,544
                                                       2002      1.004          0.852         1,700,300
                                                       2001      1.090          1.004         1,354,821
                                                       2000      1.013          1.090           573,343
                                                       1999      1.000          1.013            10,535

  Travelers Large Cap Subaccount (11/99).............  2006      0.772          0.796                --
                                                       2005      0.720          0.772         1,991,083
                                                       2004      0.686          0.720         2,092,587
                                                       2003      0.558          0.686         2,172,648
                                                       2002      0.732          0.558         2,094,007
                                                       2001      0.899          0.732         2,048,435
                                                       2000      1.065          0.899           894,807
                                                       1999      1.000          1.065           157,286

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.111          1.182                --
                                                       2005      1.045          1.111                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.022          1.026                --
                                                       2005      1.000          1.022                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.056          1.094                --
                                                       2005      1.000          1.056                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.089          1.137                --
                                                       2005      1.017          1.089                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.032          1.053                --
                                                       2005      1.012          1.032                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.216          1.205                --
                                                       2005      1.216          1.216         1,904,578
                                                       2004      1.199          1.216         2,040,964
                                                       2003      1.121          1.199         2,324,626
                                                       2002      1.113          1.121         2,311,652
                                                       2001      1.057          1.113         2,069,673
                                                       2000      0.994          1.057           555,087
                                                       1999      1.000          0.994           150,289

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.841          0.894                --
                                                       2005      0.761          0.841           669,640
                                                       2004      0.666          0.761           732,906
                                                       2003      0.558          0.666           740,731
                                                       2002      0.755          0.558           909,733
                                                       2001      0.988          0.755         1,120,346
                                                       2000      1.061          0.988           758,310
                                                       1999      1.000          1.061            16,748

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.851          0.901                --
                                                       2005      0.837          0.851         1,080,647
                                                       2004      0.744          0.837                --
                                                       2003      0.551          0.744                --
                                                       2002      0.626          0.551                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.357          1.402                --
                                                       2005      1.337          1.357         5,545,750
                                                       2004      1.216          1.337         5,740,656
                                                       2003      1.058          1.216         5,765,761
                                                       2002      1.133          1.058         5,108,223
                                                       2001      1.149          1.133         3,382,902
                                                       2000      0.999          1.149         1,522,221
                                                       1999      1.000          0.999            99,074

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178           336,106
                                                       2004      0.973          1.122                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.322          1.520                --
                                                       2005      1.224          1.322           162,381
                                                       2004      1.073          1.224           123,522
                                                       2003      0.846          1.073            76,847
                                                       2002      0.846          0.846                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.333          1.394            50,014
                                                       2004      1.217          1.333            12,705
                                                       2003      1.000          1.217             1,061

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.041          1.096                --
                                                       2005      1.000          1.041               325

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.120          1.132                --
                                                       2005      1.096          1.120           148,310
                                                       2004      0.983          1.096            10,501

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.730          0.762                --
                                                       2005      0.726          0.730         2,288,680
                                                       2004      0.668          0.726         2,426,868
                                                       2003      0.511          0.668         2,656,535
                                                       2002      0.780          0.511         3,272,912
                                                       2001      0.913          0.780         3,852,391
                                                       2000      1.132          0.913         2,951,007
                                                       1999      1.000          1.132           468,390

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.116          1.286                --
                                                       2005      1.000          1.116                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.112          1.277                --
                                                       2005      1.005          1.112                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.703          0.730                --
                                                       2005      0.661          0.703           708,658
                                                       2004      0.645          0.661           790,636
                                                       2003      0.521          0.645           824,262
                                                       2002      0.748          0.521           864,932
                                                       2001      0.963          0.748         1,021,052
                                                       2000      1.145          0.963           938,728
                                                       1999      1.000          1.145             3,784

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.766          0.884         1,802,228
                                                       2006      0.756          0.766         2,127,251
                                                       2005      0.710          0.756         2,636,468
                                                       2004      0.673          0.710         2,862,877
                                                       2003      0.536          0.673         3,368,026
                                                       2002      0.805          0.536         3,542,735
                                                       2001      1.191          0.805         4,206,215
                                                       2000      1.344          1.191         3,409,800
                                                       1999      1.000          1.344           237,085




            VINTAGE II (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.35%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295               --
                                                       2005      1.215          1.242           15,481
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.598          1.834          283,744
                                                       2006      1.466          1.598          223,301
                                                       2005      1.284          1.466          226,642
                                                       2004      1.140          1.284               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204          219,247
                                                       2006      1.029          1.188           33,118
                                                       2005      0.984          1.029           10,894

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933            5,354
                                                       2006      1.469          1.626            5,354
                                                       2005      1.342          1.469            5,354
                                                       2004      1.140          1.342               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336               --
                                                       2006      1.200          1.258               --
                                                       2005      1.156          1.200               --
                                                       2004      1.150          1.156               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.400          454,778
                                                       2006      1.329          1.412          459,914
                                                       2005      1.219          1.329          495,738
                                                       2004      1.135          1.219           19,728
                                                       2003      1.000          1.135               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.358          1.438          304,880
                                                       2006      1.211          1.358          314,558
                                                       2005      1.188          1.211          327,014
                                                       2004      1.118          1.188           32,527
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           15,551

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262          230,129
                                                       2006      1.136          1.227          184,184
                                                       2005      1.116          1.136          127,298
                                                       2004      1.088          1.116               --
                                                       2003      1.000          1.088               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333          303,263
                                                       2006      1.208          1.340          309,389
                                                       2005      1.174          1.208          309,581
                                                       2004      1.128          1.174           32,596
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297           15,925
                                                       2006      1.083          1.248           16,417
                                                       2005      1.111          1.083           33,951
                                                       2004      1.100          1.111           18,420
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.441          1.425           16,977
                                                       2006      1.263          1.441           34,287
                                                       2005      1.234          1.263          101,643
                                                       2004      1.167          1.234           34,333
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472          351,744
                                                       2006      1.276          1.436          351,744
                                                       2005      1.226          1.276          339,461
                                                       2004      1.139          1.226               --
                                                       2003      1.000          1.139               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.202          1.236           74,046
                                                       2006      1.176          1.202          118,204
                                                       2005      1.144          1.176           64,894
                                                       2004      1.167          1.144           17,873
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.481          1.550          104,182
                                                       2006      1.321          1.481          110,834
                                                       2005      1.248          1.321           95,001
                                                       2004      1.157          1.248               --
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313               --
                                                       2006      1.182          1.297           15,551
                                                       2005      1.169          1.182           15,551
                                                       2004      1.121          1.169               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.136          1.131               --
                                                       2006      1.103          1.136            3,078
                                                       2005      1.101          1.103           31,859
                                                       2004      1.056          1.101            2,754
                                                       2003      1.000          1.056               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.290          1.263          174,813
                                                       2006      1.190          1.290          333,905
                                                       2005      1.187          1.190          216,001
                                                       2004      1.100          1.187               --
                                                       2003      1.000          1.100               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.004          1.029          578,684
                                                       2006      0.983          1.004          578,691
                                                       2005      0.978          0.983           19,548
                                                       2004      0.993          0.978               --
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675               --
                                                       2006      1.427          1.574            3,743
                                                       2005      1.393          1.427            9,431
                                                       2004      1.233          1.393               --
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084          454,045
                                                       2006      1.001          1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082            1,125
                                                       2006      1.010          1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245              953
                                                       2006      1.247          1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Managed Income Subaccount (11/99)........  2006      1.023          1.010               --
                                                       2005      1.033          1.023           25,576
                                                       2004      1.028          1.033           23,953
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.205          1.247               --
                                                       2005      1.144          1.205              327
                                                       2004      1.127          1.144               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.234          1.410               --
                                                       2006      1.228          1.234               --
                                                       2005      1.165          1.228               --
                                                       2004      1.114          1.165               --
                                                       2003      1.000          1.114               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
          TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2006

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Nine for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Statement of Additional Information ("SAI") to the Former Separate Account now refer to the Separate Account.

The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

If you have any questions, please contact us at 800-842-9325.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                   MAY 1, 2006

                                       FOR

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT*

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated May 1, 2006. A copy of the Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (800) 842-9325 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

THE INSURANCE COMPANY...............................       2
PRINCIPAL UNDERWRITER...............................       2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...       2
VALUATION OF ASSETS.................................       3
FEDERAL TAX CONSIDERATIONS..........................       4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......       7
CONDENSED FINANCIAL INFORMATION.....................       8
FINANCIAL STATEMENTS................................       1

* The Travelers Insurance Company has filed for approval to change its name to MetLife Insurance Company of Connecticut. The change will be effective May 1, 2006 pending regulatory approval. You will receive a contract endorsement notifying you of the name change once it has occurred.

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (formerly The Travelers Insurance Company) is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account Nine for Variable Annuities (formerly known as The Separate Account Nine for Variable Annuities) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MLI Distribution LLC ("MLIDLLC") (formerly Travelers Distribution LLC) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut.

MLIDLLC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information - Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDLLC and the Company, MLIDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC over the past three years.

                        MLIDLLC Underwriting Commissions

          UNDERWRITING COMMISSIONS PAID TO      AMOUNT OF UNDERWRITING COMMISSIONS
YEAR           MLIDLLC BY THE COMPANY                   RETAINED BY MLIDLLC
----      --------------------------------      ----------------------------------
2005                $132,588,671                              $0
2004                $132,410,000                              $0
2003                 $73,233,000                              $0

The Company and MLIDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDLLC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2005 ranged from $3,366,257 to $8,402. The amount of commissions paid to selected broker-dealer firms during 2005 ranged from $29,851,648 to $438,893. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2005 ranged from $33,217,905 to $273,717.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDLLC under which the broker-dealer firms received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.

Linsco/Private Ledger
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)
DWS Scudder Distributors, Inc.
Citigroup Global Markets Inc. (d/b/a/ Smith Barney)
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.


THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

            (a) = investment income plus capital gains and losses (whether realized or unrealized);

            (b) = any deduction for applicable taxes (presently zero); and

            (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUVChange - ContractChargeAdjustment) / PriorAUV.
AUVChange = CurrentAUV - PriorAUV.
ContractChargeAdjustment = AverageAUV x Period Charge.
Average AUV = (CurrentAUV + PriorAUV) / 2.
Period Charge = AnnualContractFee x (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUVChange / PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70-1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70-1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59-1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed
for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 -1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

            (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

            (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

            (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70-1/2 or as otherwise required by law, or

            (d)   the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Travelers Separate Account Nine for Variable Annuities as of December 31, 2005 and for the period in the year then ended and The Travelers Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of the Company by MetLife Inc. on July 1, 2005 and the application of the purchase method of accounting to the assets and liabilities of the Company as required by the U.S. Securities and Exchange Commission Staff Accounting Bulletin 5.J., Push Down Basis of Accounting Required in Certain Limited Circumstances and such assets and liabilities were measured at their fair values as of the acquisition date in conformity with Statement of Financial Accounting Standards No.141, Business Combinations) as of December 31, 2005 and the related consolidated statements of income, stockholder's equity, and cash flows for the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) and the consolidated financial statement schedules as of December 31, 2005 (SUCCESSOR), and the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, included herein, and the statement of changes in net assets of Travelers Separate Account Nine for Variable Annuities for the year or lesser periods ended December 31, 2004, and financial highlights for each of the years or lesser periods in the four-year period ended December 31, 2004, also included herein, have been included in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports on The Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004 and for variable interest entities in 2003.

                                   VINTAGE II

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.40%


                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR          YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Capital Appreciation Fund (3/02)                       2005         1.13              1.319              74,640
                                                         2004         0.96              1.131                   -
                                                         2003         0.77              0.960                   -
                                                         2002         1.00              0.779                   -

AIM Variable Insurance Funds
  AIM V.I. Premier Equity Fund - Series I (5/01)         2005         0.78              0.816               31,830
                                                         2004         0.75               0.78               37,530
                                                         2003         0.60               0.75               73,554
                                                         2002         0.88               0.60               61,766
                                                         2001         1.00               0.88               71,928

AllianceBernstein Variable Product Series Fund, Inc.
  AllianceBernstein Growth and Income Portfolio -
  Class B (5/02)                                         2005         1.12              1.162              136,682
                                                         2004         1.02               1.12              136,752
                                                         2003         0.78               1.02               81,410
                                                         2002         1.00               0.78                2,908

  AllianceBernstein Large-Cap Growth Portfolio -
  Class B (2/00)                                         2005         0.66              0.756              567,636
                                                         2004         0.62               0.66              645,133
                                                         2003         0.51               0.62              796,770
                                                         2002         0.75               0.51              854,624
                                                         2001         0.92               0.75              762,941
                                                         2000         1.12               0.92              366,949
                                                         1999         1.00              1.127                    -

American Funds Insurance Series
  Global Growth Fund - Class 2 Shares (2/00)             2005         1.02              1.158            1,626,394
                                                         2004         0.92              1.021            1,462,978
                                                         2003         0.69               0.92              773,140
                                                         2002         0.81               0.69              565,608
                                                         2001         0.96               0.81              391,475
                                                         2000         1.21               0.96              200,090
                                                         1999         1.00              1.211                    -

                        CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR          YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Growth Fund - Class 2 Shares (2/00)                    2005         1.082             1.240            4,049,767
                                                         2004         0.975             1.082            3,262,722
                                                         2003         0.723             0.975            1,755,241
                                                         2002         0.970             0.723            1,153,248
                                                         2001         1.202             0.970              842,658
                                                         2000         1.167             1.202              256,201
                                                         1999         1.000             1.167                    -

  Growth-Income Fund - Class 2 Shares (2/00)             2005         1.280             1.336            3,340,715
                                                         2004         1.176             1.280            2,860,876
                                                         2003         0.901             1.176            1,840,178
                                                         2002         1.119             0.901            1,264,688
                                                         2001         1.106             1.119              986,465
                                                         2000         1.039             1.106              137,847
                                                         1999         1.000             1.039                    -

Delaware VIP Trust
  Delaware VIP REIT Series - Standard Class (3/02)       2005         1.638             1.732                4,769
                                                         2004         1.265             1.638                    -
                                                         2003         0.957             1.265                    -
                                                         2002         1.000             0.957                    -

FAM Variable Series Funds, Inc.
  Mercury Global Allocation V.I. Fund -
  Class III (11/03)                                      2005         1.210             1.315               16,485
                                                         2004         1.074             1.210                2,589
                                                         2003         1.000             1.074                    -

  Mercury Value Opportunities V.I. Fund -
  Class III (11/03)                                      2005         1.208             1.312              587,511
                                                         2004         1.068             1.208              370,878
                                                         2003         1.000             1.068                    -

Franklin Templeton Variable Insurance Products Trust
  Franklin Income Securities Fund - Class II
  Shares (5/05)                                          2005         1.000             1.035              542,915

  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares (2/00)                                  2005         0.874             0.903              494,285
                                                         2004         0.795             0.874              488,023

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares  (continued)                            2003         0.588             0.795              304,147
                                                         2002         0.836             0.588              219,236
                                                         2001         1.000             0.836              176,530
                                                         2000         1.215             1.000              121,667
                                                         1999         1.000             1.215                    -

  Mutual Shares Securities Fund - Class 2
  Shares (5/02)                                          2005         1.158             1.262              630,429
                                                         2004         1.043             1.158              411,617
                                                         2003         0.845             1.043               85,928
                                                         2002         1.000             0.845                7,064

  Templeton Developing Markets Securities Fund -
  Class 2 Shares (5/03)                                  2005         1.781             2.238              393,578
                                                         2004         1.448             1.781               34,731
                                                         2003         1.000             1.448                    -

  Templeton Foreign Securities Fund - Class 2
  Shares (2/00)                                          2005         1.088             1.182            1,015,038
                                                         2004         0.931             1.088              725,699
                                                         2003         0.714             0.931              378,732
                                                         2002         0.889             0.714              340,465
                                                         2001         1.073             0.889              227,440
                                                         2000         1.115             1.073               95,658
                                                         1999         1.000             1.115                    -

  Templeton Growth Securities Fund - Class 2
  Shares (5/02)                                          2005         1.180             1.267              432,583
                                                         2004         1.032             1.180               70,754
                                                         2003         0.792             1.032                    -
                                                         2002         1.000             0.792                    -

Greenwich Street Series Fund
  Appreciation Portfolio (6/00)                          2005         1.040             1.070            2,063,937
                                                         2004         0.970             1.040            1,924,055
                                                         2003         0.789             0.970            1,210,775
                                                         2002         0.971             0.789              610,129
                                                         2001         1.025             0.971              440,930

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Appreciation Portfolio  (continued)                    2000         1.044             1.025               51,606
                                                         1999         1.000             1.044                    -

  Diversified Strategic Income Portfolio (7/00)          2005         1.235             1.249            1,110,076
                                                         2004         1.174             1.235            1,037,004
                                                         2003         1.065             1.174              759,502
                                                         2002         1.030             1.065              471,209
                                                         2001         1.013             1.030              439,990
                                                         2000         0.999             1.013              114,166
                                                         1999         1.000             0.999                    -

  Equity Index Portfolio - Class II Shares (6/00)        2005         0.864             0.888              885,880
                                                         2004         0.795             0.864              504,425
                                                         2003         0.631             0.795              383,086
                                                         2002         0.824             0.631              299,142
                                                         2001         0.954             0.824              174,860
                                                         2000         1.067             0.954               51,515
                                                         1999         1.000             1.067                    -

  Fundamental Value Portfolio (6/00)                     2005         1.303             1.347            1,830,903
                                                         2004         1.221             1.303            1,896,436
                                                         2003         0.893             1.221            1,209,183
                                                         2002         1.151             0.893              446,779
                                                         2001         1.232             1.151              369,495
                                                         2000         1.037             1.232               85,114
                                                         1999         1.000             1.037                    -

Janus Aspen Series
  Mid Cap Growth Portfolio - Service Shares (5/00)       2005         0.449             0.496              551,020
                                                         2004         0.378             0.449              568,049
                                                         2003         0.284             0.378              604,302
                                                         2002         0.401             0.284              537,900
                                                         2001         0.674             0.401              485,683
                                                         2000         1.000             0.674              369,120

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Portfolio (5/03)           2005         1.513             1.552               92,359
                                                         2004         1.336             1.513               84,632
                                                         2003         1.000             1.336                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Lord Abbett Series Fund, Inc.
  Growth and Income Portfolio (5/03)                     2005         1.382             1.408               90,708
                                                         2004         1.244             1.382               89,045
                                                         2003         1.000             1.244               12,715

  Mid-Cap Value Portfolio (5/03)                         2005         1.541             1.644              481,239
                                                         2004         1.260             1.541               90,506
                                                         2003         1.000             1.260                    -

PIMCO Variable Insurance Trust
  Real Return Portfolio - Administrative Class (5/03)    2005         1.125             1.133            2,134,660
                                                         2004         1.048             1.125            1,580,273
                                                         2003         1.000             1.048               12,559

  Total Return Portfolio - Administrative Class (5/01)   2005         1.213             1.226            5,227,537
                                                         2004         1.173             1.213            4,462,676
                                                         2003         1.132             1.173            2,636,608
                                                         2002         1.053             1.132            1,693,413
                                                         2001         1.000             1.053              469,808

Putnam Variable Trust
  Putnam VT Discovery Growth Fund - Class IB
  Shares (5/01)                                          2005         0.773             0.817               25,275
                                                         2004         0.728             0.773               29,717
                                                         2003         0.559             0.728               29,727
                                                         2002         0.806             0.559               23,387
                                                         2001         1.000             0.806               11,858

  Putnam VT International Equity Fund - Class IB
  Shares (5/01)                                          2005         1.011             1.118              149,539
                                                         2004         0.882             1.011              169,047
                                                         2003         0.696             0.882              119,463
                                                         2002         0.857             0.696               92,071
                                                         2001         1.000             0.857               11,070

  Putnam VT Small Cap Value Fund - Class IB
  Shares (5/01)                                          2005         1.611             1.701              193,425
                                                         2004         1.294             1.611              143,446
                                                         2003         0.877             1.294              125,086

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Putnam VT Small Cap Value Fund - Class IB Shares
  (continued)                                            2002         1.088             0.877            177,419
                                                         2001         1.000             1.088              4,610

Salomon Brothers Variable Series Funds Inc.
  All Cap Fund - Class I (6/00)                          2005         1.309             1.343            833,595
                                                         2004         1.226             1.309            820,427
                                                         2003         0.894             1.226            578,309
                                                         2002         1.210             0.894            411,710
                                                         2001         1.204             1.210            220,176
                                                         2000         1.033             1.204             22,319
                                                         1999         1.000             1.033                  -

  Investors Fund - Class I (1/01)                        2005         1.191             1.252            410,875
                                                         2004         1.095             1.191            475,738
                                                         2003         0.839             1.095            356,707
                                                         2002         1.106             0.839            178,397
                                                         2001         1.170             1.106             94,552
                                                         2000         1.029             1.170                  -
                                                         1999         1.000             1.029                  -

  Small Cap Growth Fund - Class I (3/00)                 2005         1.290             1.334             93,848
                                                         2004         1.136             1.290            224,325
                                                         2003         0.774             1.136            210,996
                                                         2002         1.202             0.774            131,378
                                                         2001         1.314             1.202             89,647
                                                         2000         1.141             1.314              6,517
                                                         1999         1.000             1.141                  -

Smith Barney Investment Series
  Smith Barney Dividend Strategy Portfolio (5/01)        2005         0.809             0.797            231,230
                                                         2004         0.794             0.809            274,091
                                                         2003         0.652             0.794              1,257
                                                         2002         0.894             0.652              2,000
                                                         2001         1.000             0.894              2,000

  Smith Barney Premier Selections All Cap Growth
  Portfolio (5/01)                                       2005         0.868             0.909             40,629
                                                         2004         0.855             0.868             41,158
                                                         2003         0.646             0.855             33,923

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Smith Barney Premier Selections All Cap Growth
  Portfolio  (continued)                                 2002         0.894             0.646               15,493
                                                         2001         1.000             0.894               36,621

Smith Barney Multiple Discipline Trust
  Multiple Discipline Portfolio - All Cap Growth and
  Value (10/02)                                          2005         1.447             1.502            4,018,612
                                                         2004         1.376             1.447            2,881,219
                                                         2003         1.061             1.376              230,701
                                                         2002         1.000             1.061               17,879

  Multiple Discipline Portfolio - Balanced All Cap
  Growth and Value (10/02)                               2005         1.293             1.329            2,636,569
                                                         2004         1.249             1.293            1,943,130
                                                         2003         1.038             1.249              783,127
                                                         2002         1.000             1.038               97,394

  Multiple Discipline Portfolio - Global All Cap
  Growth and Value (10/02)                               2005         1.515             1.592            1,075,476
                                                         2004         1.394             1.515              734,070
                                                         2003         1.074             1.394               22,689
                                                         2002         1.000             1.074                    -

  Multiple Discipline Portfolio - Large Cap Growth
  and Value (10/02)                                      2005         1.432             1.462              343,377
                                                         2004         1.360             1.432              254,701
                                                         2003         1.069             1.360               27,171
                                                         2002         1.000             1.069                    -

The Travelers Series Trust
  AIM Capital Appreciation Portfolio (5/01)              2005         0.869             0.931               68,633
                                                         2004         0.827             0.869               80,474
                                                         2003         0.649             0.827               69,737
                                                         2002         0.864             0.649               48,694
                                                         2001         1.000             0.864               19,584

  Equity Income Portfolio (10/00)                        2005         1.194             1.230              984,532
                                                         2004         1.102             1.194              851,522
                                                         2003         0.852             1.102              701,195
                                                         2002         1.004             0.852              466,236

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Equity Income Portfolio  (continued)                     2001         1.090             1.004             287,549
                                                         2000         1.013             1.090              54,202
                                                         1999         1.000             1.013                   -

Large Cap Portfolio (6/00)                               2005         0.720             0.772             230,033
                                                         2004         0.686             0.720             229,272
                                                         2003         0.558             0.686             178,744
                                                         2002         0.732             0.558             116,833
                                                         2001         0.899             0.732             125,941
                                                         2000         1.065             0.899              77,498
                                                         1999         1.000             1.065                   -

Managed Allocation Series: Aggressive
Portfolio (5/05)                                         2005         1.000             1.111                   -

Managed Allocation Series: Conservative
Portfolio (7/05)                                         2005         1.007             1.022                   -

Managed Allocation Series: Moderate
Portfolio (6/05)                                         2005         1.008             1.056                   -

Managed Allocation Series: Moderate-Aggressive
Portfolio (5/05)                                         2005         1.000             1.089                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                         2005         1.000             1.032               6,823

Mercury Large Cap Core Portfolio (6/00)                  2005         0.761             0.841             298,475
                                                         2004         0.666             0.761             339,737
                                                         2003         0.558             0.666             285,682
                                                         2002         0.755             0.558             234,601
                                                         2001         0.988             0.755             230,322
                                                         2000         1.061             0.988              93,590
                                                         1999         1.000             1.061                   -

MFS Emerging Growth Portfolio (2/00)                     2005         0.652             0.632                   -
                                                         2004         0.586             0.652             311,501
                                                         2003         0.460             0.586             308,689
                                                         2002         0.710             0.460             296,731
                                                         2001         1.128             0.710             368,642

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
MFS Emerging Growth Portfolio  (continued)               2000         1.433             1.128              187,714
                                                         1999         1.000             1.433                    -

MFS Mid Cap Growth Portfolio (3/02)                      2005         0.837             0.851              253,376
                                                         2004         0.744             0.837                    -
                                                         2003         0.551             0.744                    -
                                                         2002         1.000             0.551                    -

MFS Total Return Portfolio (7/00)                        2005         1.337             1.357            3,763,631
                                                         2004         1.216             1.337            3,458,131
                                                         2003         1.058             1.216            2,567,975
                                                         2002         1.133             1.058            1,701,434
                                                         2001         1.149             1.133            1,309,212
                                                         2000         0.999             1.149              147,036
                                                         1999         1.000             0.999                    -

MFS Value Portfolio (5/04)                               2005         1.122             1.178              433,995
                                                         2004         1.000             1.122               20,871

Mondrian International Stock Portfolio (3/02)            2005         1.224             1.322              110,310
                                                         2004         1.073             1.224               85,883
                                                         2003         0.846             1.073                  377
                                                         2002         1.000             0.846                    -

Pioneer Fund Portfolio (5/03)                            2005         1.333             1.394              154,125
                                                         2004         1.217             1.333               84,799
                                                         2003         1.000             1.217                3,245

Pioneer Mid Cap Value Portfolio (7/05)                   2005         1.037             1.041                    -

Pioneer Strategic Income Portfolio (5/04)                2005         1.096             1.120              484,044
                                                         2004         1.000             1.096              242,440

Strategic Equity Portfolio (6/00)                        2005         0.726             0.730              122,543
                                                         2004         0.668             0.726              128,507
                                                         2003         0.511             0.668              180,708
                                                         2002         0.780             0.511              223,164
                                                         2001         0.913             0.780              233,026
                                                         2000         1.132             0.913              501,860
                                                         1999         1.000             1.132                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Style Focus Series: Small Cap Growth
  Portfolio (6/05)                                       2005         1.027             1.116                  401

  Style Focus Series:Small Cap Value Portfolio (5/05)    2005         1.000             1.112                    -

  Travelers Managed Income Portfolio (7/00)              2005         1.216             1.216            1,012,341
                                                         2004         1.199             1.216              982,241
                                                         2003         1.121             1.199              801,296
                                                         2002         1.113             1.121              566,904
                                                         2001         1.057             1.113              434,221
                                                         2000         0.994             1.057              137,038
                                                         1999         1.000             0.994                    -

  Van Kampen Enterprise Portfolio (4/00)                 2005         0.661             0.703               97,201
                                                         2004         0.645             0.661               98,488
                                                         2003         0.521             0.645               99,873
                                                         2002         0.748             0.521               87,650
                                                         2001         0.963             0.748               73,520
                                                         2000         1.145             0.963               76,229
                                                         1999         1.000             1.145                    -

Travelers Series Fund Inc.
  SB Adjustable Rate Income Portfolio - Class I
  Shares (9/03)                                          2005         0.997             1.006              717,561
                                                         2004         0.999             0.997              211,555
                                                         2003         1.000             0.999               46,771

  Smith Barney Aggressive Growth Portfolio (3/00)        2005         1.247             1.373            4,206,682
                                                         2004         1.150             1.247            4,218,706
                                                         2003         0.867             1.150            2,909,479
                                                         2002         1.306             0.867            2,105,680
                                                         2001         1.381             1.306            1,814,521
                                                         2000         1.210             1.381              863,349
                                                         1999         1.000             1.210                    -

  Smith Barney High Income Portfolio (8/00)              2005         1.143             1.156            1,298,401
                                                         2004         1.049             1.143            1,342,536
                                                         2003         0.834             1.049            1,155,100
                                                         2002         0.874             0.834              277,042
                                                         2001         0.921             0.874              295,957

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
Smith Barney High Income Portfolio  (continued)          2000         1.016             0.921              208,981
                                                         1999         1.000             1.016                    -

Smith Barney International All Cap Growth

Portfolio (3/00)                                         2005         0.659             0.726              106,662
                                                         2004         0.567             0.659              125,507
                                                         2003         0.451             0.567              205,854
                                                         2002         0.615             0.451              219,618
                                                         2001         0.907             0.615              258,565
                                                         2000         1.206             0.907               95,590
                                                         1999         1.000             1.206                    -

Smith Barney Large Cap Value Portfolio (6/00)            2005         0.983             1.032              355,293
                                                         2004         0.901             0.983              369,241
                                                         2003         0.716             0.901              407,916
                                                         2002         0.973             0.716              426,697
                                                         2001         1.075             0.973              435,964
                                                         2000         0.964             1.075              185,910
                                                         1999         1.000             0.964                    -

Smith Barney Large Capitalization Growth

Portfolio (2/00)                                         2005         0.922             0.956            1,766,449
                                                         2004         0.931             0.922            1,720,065
                                                         2003         0.640             0.931            1,141,574
                                                         2002         0.863             0.640              771,377
                                                         2001         1.000             0.863              730,193
                                                         2000         1.090             1.000              309,116
                                                         1999         1.000             1.090                    -

Smith Barney Mid Cap Core Portfolio (4/00)               2005         1.344             1.435              560,103
                                                         2004         1.234             1.344              587,236
                                                         2003         0.964             1.234              507,824
                                                         2002         1.209             0.964              385,791
                                                         2001         1.362             1.209              307,340
                                                         2000         1.171             1.362              110,509
                                                         1999         1.000             1.171                    -

Smith Barney Money Market Portfolio (2/00)               2005         1.060             1.075              692,217
                                                         2004         1.066             1.060              933,637
                                                         2003         1.074             1.066            1,098,028

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Smith Barney Money Market Portfolio  (continued)       2002         1.075             1.074            1,940,157
                                                         2001         1.052             1.075              707,397
                                                         2000         1.006             1.052              511,377
                                                         1999         1.000             1.006                    -

Van Kampen Life Investment Trust
  Emerging Growth Portfolio - Class I Shares (2/00)      2005         0.710             0.756              255,754
                                                         2004         0.673             0.710              350,995
                                                         2003         0.536             0.673              382,732
                                                         2002         0.805             0.536              348,750
                                                         2001         1.191             0.805              409,824
                                                         2000         1.344             1.191              272,783
                                                         1999         1.000             1.344                    -

Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
  Portfolio (5/01)                                       2005         1.106             1.144              337,568
                                                         2004         0.970             1.106              254,741
                                                         2003         0.693             0.970               41,992
                                                         2002         0.945             0.693               20,468
                                                         2001         1.000             0.945               25,867

Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class (5/00)         2005         1.163             1.341              803,715
                                                         2004         1.023             1.163              572,293
                                                         2003         0.808             1.023              497,526
                                                         2002         0.905             0.808              426,526
                                                         2001         1.047             0.905              339,996
                                                         2000         1.138             1.047              169,553
                                                         1999         1.000             1.138                    -

  Mid Cap Portfolio - Service Class 2 (7/02)             2005         1.436             1.671            1,280,825
                                                         2004         1.168             1.436              960,282
                                                         2003         0.857             1.168              305,214
                                                         2002         1.000             0.857              195,105

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.50%

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Capital Appreciation Fund (3/02)                       2005         1.128             1.314                7,493
                                                         2004         0.958             1.128                    -
                                                         2003         0.779             0.958                    -
                                                         2002         1.000             0.779                    -

AIM Variable Insurance Funds
  AIM V.I. Premier Equity Fund - Series I (5/01)         2005         0.801             0.834                    -
                                                         2004         0.769             0.801                    -
                                                         2003         0.624             0.769                    -
                                                         2002         0.908             0.624                    -
                                                         2001         1.000             0.908                    -

AllianceBernstein Variable Product Series Fund, Inc.
  AllianceBernstein Growth and Income Portfolio -
  Class B (5/02)                                         2005         1.124             1.158               26,385
                                                         2004         1.025             1.124               25,030
                                                         2003         0.787             1.025                3,941
                                                         2002         1.000             0.787                    -

  AllianceBernstein Large-Cap Growth Portfolio -
  Class B (2/00)                                         2005         0.783             0.886               12,418
                                                         2004         0.734             0.783               12,938
                                                         2003         0.604             0.734                    -
                                                         2002         0.886             0.604                    -
                                                         2001         1.000             0.886                    -

American Funds Insurance Series
  Global Growth Fund - Class 2 Shares (2/00)             2005         1.120             1.258              599,544
                                                         2004         1.002             1.120              354,206
                                                         2003         0.752             1.002               48,343
                                                         2002         0.894             0.752                    -
                                                         2001         1.000             0.894                    -

  Growth Fund - Class 2 Shares (2/00)                    2005         0.970             1.110            1,667,796
                                                         2004         0.875             0.970            1,107,265
                                                         2003         0.649             0.875              109,171
                                                         2002         0.872             0.649                    -
                                                         2001         1.000             0.872                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Growth-Income Fund - Class 2 Shares (2/00)             2005         1.093             1.140            1,455,115
                                                         2004         1.005             1.093            1,074,777
                                                         2003         0.771             1.005              64,249
                                                         2002         0.958             0.771                   -
                                                         2001         1.000             0.958                   -

Delaware VIP Trust
  Delaware VIP REIT Series - Standard Class (3/02)       2005         1.634             1.725                   -
                                                         2004         1.262             1.634                   -
                                                         2003         0.956             1.262                   -
                                                         2002         1.000             0.956                   -

FAM Variable Series Funds, Inc.
  Mercury Global Allocation V.I. Fund -
  Class III (11/03)                                      2005         1.209             1.312                   -
                                                         2004         1.074             1.209                   -
                                                         2003         1.000             1.074                   -

  Mercury Value Opportunities V.I. Fund -
  Class III (11/03)                                      2005         1.207             1.309              87,013
                                                         2004         1.068             1.207              55,627
                                                         2003         1.000             1.068                   -

Franklin Templeton Variable Insurance Products Trust
  Franklin Income Securities Fund - Class II

  Shares (5/05)                                          2005         1.000             1.035              41,954

  Franklin Small-Mid Cap Growth Securities Fund -
  Class 2 Shares (2/00)                                  2005         0.971             1.002             196,099
                                                         2004         0.884             0.971             108,496
                                                         2003         0.654             0.884                   -
                                                         2002         0.931             0.654                   -
                                                         2001         1.000             0.931                   -

  Mutual Shares Securities Fund - Class 2
  Shares (5/02)                                          2005         1.155             1.258             257,737
                                                         2004         1.041             1.155             152,523
                                                         2003         0.844             1.041              40,328
                                                         2002         1.000             0.844                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Templeton Developing Markets Securities Fund -
  Class 2 Shares (5/03)                                  2005         1.778             2.232              125,111
                                                         2004         1.447             1.778               34,186
                                                         2003         1.000             1.447                  664

  Templeton Foreign Securities Fund - Class 2
  Shares (2/00)                                          2005         1.092             1.185              358,603
                                                         2004         0.935             1.092              206,196
                                                         2003         0.718             0.935                1,815
                                                         2002         0.895             0.718                    -
                                                         2001         1.000             0.895                    -

  Templeton Growth Securities Fund - Class 2
  Shares (5/02)                                          2005         1.177             1.263              205,466
                                                         2004         1.030             1.177               83,145
                                                         2003         0.791             1.030                    -
                                                         2002         1.000             0.791                    -

Greenwich Street Series Fund
  Appreciation Portfolio (6/00)                          2005         1.003             1.030              658,853
                                                         2004         0.936             1.003              360,370
                                                         2003         0.763             0.936               21,107
                                                         2002         0.939             0.763                    -
                                                         2001         1.000             0.939                    -

  Diversified Strategic Income Portfolio (7/00)          2005         1.191             1.203              165,382
                                                         2004         1.133             1.191              153,517
                                                         2003         1.029             1.133                1,196
                                                         2002         0.996             1.029                    -
                                                         2001         1.000             0.996                    -

  Equity Index Portfolio - Class II Shares (6/00)        2005         0.954             0.980               60,653
                                                         2004         0.878             0.954               56,171
                                                         2003         0.698             0.878                    -
                                                         2002         0.913             0.698                    -
                                                         2001         1.000             0.913                    -

  Fundamental Value Portfolio (6/00)                     2005         1.034             1.068            1,252,208
                                                         2004         0.970             1.034              815,357
                                                         2003         0.710             0.970               30,172

                         CONDENSED FINANCIAL INFORMATION

                                                                  UNIT VALUE AT                       NUMBER OF UNITS
                                                                   BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                PORTFOLIO NAME                           YEAR         YEAR           END OF YEAR        END OF YEAR
----------------------------------------------------     ----     -------------     -------------     ---------------
  Fundamental Value Portfolio  (continued)               2002         0.916             0.710                  -
                                                         2001         1.000             0.916                  -

Janus Aspen Series
  Mid Cap Growth Portfolio - Service Shares (5/00)       2005         0.877             0.968              8,092
                                                         2004         0.739             0.877              6,396
                                                         2003         0.556             0.739              2,441
                                                         2002         0.786             0.556                  -
                                                         2001         1.000             0.786                  -

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Portfolio (5/03)           2005         1.511             1.548            111,698
                                                         2004         1.335             1.511             42,908
                                                         2003         1.000             1.335              2,150

Lord Abbett Series Fund, Inc.
  Growth and Income Portfolio (5/03)                     2005         1.380             1.404            144,845
                                                         2004         1.244             1.380            142,571
                                                         2003         1.000             1.244                  -

  Mid-Cap Value Portfolio (5/03)                         2005         1.538             1.640            192,963
                                                         2004         1.259             1.538             37,271
                                                         2003         1.000             1.259                  -

PIMCO Variable Insurance Trust
  Real Return Portfolio - Administrative Class (5/03)    2005         1.124             1.130            637,239
                                                         2004         1.047             1.124            309,675
                                                         2003         1.000             1.047             19,465

  Total Return Portfolio - Administrative Class (5/01)   2005         1.197             1.208            855,028
                                                         2004         1.159             1.197            664,766
                                                         2003         1.120             1.159             57,268
                                                         2002         1.042             1.120                  -
                                                         2001         1.000             1.042                  -

Putnam Variable Trust
  Putnam VT Discovery Growth Fund - Class IB
  Shares (5/01)                                          2005         0.779             0.823                  -
                                                         2004         0.735             0.779                  -
                                                         2003         0.565             0.735                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares
   (continued)                                                 2002        0.814           0.565                       -
                                                               2001        1.000           0.814                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.055           1.167                       -
                                                               2004        0.922           1.055                       -
                                                               2003        0.728           0.922                       -
                                                               2002        0.898           0.728                       -
                                                               2001        1.000           0.898                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.520           1.603                  55,960
                                                               2004        1.223           1.520                  14,805
                                                               2003        0.829           1.223                   4,897
                                                               2002        1.030           0.829                       -
                                                               2001        1.000           1.030                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.015           1.041                 112,651
                                                               2004        0.952           1.015                  98,802
                                                               2003        0.695           0.952                       -
                                                               2002        0.941           0.695                       -
                                                               2001        1.000           0.941                       -

   Investors Fund - Class I (1/01)                             2005        1.000           1.049                  79,363
                                                               2004        0.920           1.000                  71,911
                                                               2003        0.705           0.920                  14,535
                                                               2002        0.931           0.705                       -
                                                               2001        1.000           0.931                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.999           1.032                  14,146
                                                               2004        0.881           0.999                  10,016
                                                               2003        0.601           0.881                   2,108
                                                               2002        0.934           0.601                       -
                                                               2001        1.000           0.934                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.812           0.799                  77,344
                                                               2004        0.798           0.812                  36,497

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)       2003        0.656           0.798                   3,387
                                                               2002        0.900           0.656                       -
                                                               2001        1.000           0.900                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.881           0.923                   2,029
                                                               2004        0.869           0.881                   2,029
                                                               2003        0.657           0.869                       -
                                                               2002        0.911           0.657                       -
                                                               2001        1.000           0.911                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.443           1.497                 804,209
                                                               2004        1.374           1.443                 623,494
                                                               2003        1.061           1.374                  14,867
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.290           1.325               1,353,403
                                                               2004        1.247           1.290                 915,145
                                                               2003        1.038           1.247                 102,087
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.512           1.587                 612,686
                                                               2004        1.392           1.512                 428,665
                                                               2003        1.074           1.392                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.429           1.457                  20,388
                                                               2004        1.359           1.429                  13,357
                                                               2003        1.069           1.359                     749
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.885           0.948                   4,221
                                                               2004        0.844           0.885                   2,495
                                                               2003        0.662           0.844                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
AIM Capital Appreciation Portfolio  (continued)                2002        0.883           0.662                       -
                                                               2001        1.000           0.883                       -

Equity Income Portfolio (10/00)                                2005        1.112           1.145                 144,301
                                                               2004        1.027           1.112                 106,627
                                                               2003        0.795           1.027                   1,236
                                                               2002        0.938           0.795                       -
                                                               2001        1.000           0.938                       -

Large Cap Portfolio (6/00)                                     2005        0.864           0.925                       -
                                                               2004        0.823           0.864                       -
                                                               2003        0.670           0.823                       -
                                                               2002        0.881           0.670                       -
                                                               2001        1.000           0.881                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.110                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.021                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.055                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.088                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.032                  17,473

Mercury Large Cap Core Portfolio (6/00)                        2005        0.869           0.959                 130,617
                                                               2004        0.761           0.869                  14,141
                                                               2003        0.637           0.761                     132
                                                               2002        0.864           0.637                       -
                                                               2001        1.000           0.864                       -

MFS Emerging Growth Portfolio (2/00)                           2005        0.766           0.743                       -
                                                               2004        0.689           0.766                  30,876
                                                               2003        0.542           0.689                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                                YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------                ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2002        0.836           0.542                       -
                                                               2001        1.000           0.836                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.835           0.848                  26,677
                                                               2004        0.743           0.835                       -
                                                               2003        0.550           0.743                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.147           1.163               1,651,026
                                                               2004        1.044           1.147               1,076,243
                                                               2003        0.910           1.044                 134,780
                                                               2002        0.975           0.910                       -
                                                               2001        1.000           0.975                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.176                 140,928
                                                               2004        1.000           1.121                  16,893

Mondrian International Stock Portfolio (3/02)                  2005        1.221           1.317                  33,147
                                                               2004        1.071           1.221                  36,442
                                                               2003        0.845           1.071                       -
                                                               2002        1.000           0.845                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.331           1.390                  11,626
                                                               2004        1.216           1.331                  10,551
                                                               2003        1.000           1.216                      64

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.037           1.040                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.095           1.118                 156,421
                                                               2004        1.000           1.095                  33,364

Strategic Equity Portfolio (6/00)                              2005        0.789           0.793                       -
                                                               2004        0.727           0.789                       -
                                                               2003        0.556           0.727                       -
                                                               2002        0.850           0.556                       -
                                                               2001        1.000           0.850                       -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.116                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.112                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.098           1.097                 110,157
                                                               2004        1.084           1.098                 101,718
                                                               2003        1.015           1.084                   1,150
                                                               2002        1.008           1.015                       -
                                                               2001        1.000           1.008                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.814           0.864                       -
                                                               2004        0.795           0.814                       -
                                                               2003        0.643           0.795                       -
                                                               2002        0.923           0.643                       -
                                                               2001        1.000           0.923                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.996           1.004                  21,267
                                                               2004        0.999           0.996                  44,674
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.870           0.957               1,615,870
                                                               2004        0.803           0.870               1,064,925
                                                               2003        0.606           0.803                  68,808
                                                               2002        0.913           0.606                       -
                                                               2001        1.000           0.913                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.215           1.228                 267,576
                                                               2004        1.116           1.215                 198,065
                                                               2003        0.889           1.116                  24,446
                                                               2002        0.932           0.889                       -
                                                               2001        1.000           0.932                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        0.883           0.972                       -
                                                               2004        0.761           0.883                       -
                                                               2003        0.606           0.761                       -
                                                               2002        0.828           0.606                       -
                                                               2001        1.000           0.828                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
------------------------------------------------------------   ----    -------------    -------------     ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        0.914           0.958                       -
                                                               2004        0.838           0.914                       -
                                                               2003        0.667           0.838                       -
                                                               2002        0.908           0.667                       -
                                                               2001        1.000           0.908                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.984           1.020                 106,624
                                                               2004        0.995           0.984                 100,138
                                                               2003        0.684           0.995                  16,090
                                                               2002        0.923           0.684                       -
                                                               2001        1.000           0.923                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.029           1.098                 221,381
                                                               2004        0.946           1.029                 206,573
                                                               2003        0.740           0.946                  46,991
                                                               2002        0.929           0.740                       -
                                                               2001        1.000           0.929                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.990           1.002                  20,026
                                                               2004        0.996           0.990                 143,313
                                                               2003        1.004           0.996                   4,691
                                                               2002        1.007           1.004                       -
                                                               2001        1.000           1.007                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.745           0.792                  62,111
                                                               2004        0.706           0.745                  43,996
                                                               2003        0.563           0.706                       -
                                                               2002        0.846           0.563                       -
                                                               2001        1.000           0.846                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.093           1.129                  39,861
                                                               2004        0.959           1.093                  34,142
                                                               2003        0.686           0.959                       -
                                                               2002        0.937           0.686                       -
                                                               2001        1.000           0.937                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR          END OF YEAR        END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.209           1.392                 237,522
                                                               2004        1.064           1.209                  62,969
                                                               2003        0.842           1.064                       -
                                                               2002        0.943           0.842                       -
                                                               2001        1.000           0.943                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.432           1.665                 484,446
                                                               2004        1.166           1.432                 270,065
                                                               2003        0.856           1.166                   6,840
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.55%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.127           1.311                       -
                                                               2004        0.957           1.127                       -
                                                               2003        0.778           0.957                       -
                                                               2002        1.000           0.778                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.779           0.810                       -
                                                               2004        0.748           0.779                       -
                                                               2003        0.607           0.748                       -
                                                               2002        0.884           0.607                       -
                                                               2001        1.000           0.884                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.122           1.156                       -
                                                               2004        1.025           1.122                       -
                                                               2003        0.787           1.025                       -
                                                               2002        1.000           0.787                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.663           0.749                  17,737
                                                               2004        0.621           0.663                  21,358
                                                               2003        0.511           0.621                  28,250
                                                               2002        0.751           0.511                  36,065
                                                               2001        0.924           0.751                  37,053
                                                               2000        1.127           0.924                  37,068
                                                               1999        1.000           1.127                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.022           1.147                  37,535
                                                               2004        0.914           1.022                  37,544
                                                               2003        0.686           0.914                  31,673
                                                               2002        0.817           0.686                  40,766
                                                               2001        0.967           0.817                  41,734
                                                               2000        1.210           0.967                  31,450
                                                               1999        1.000           1.210                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.073           1.228                  17,583
                                                               2004        0.969           1.073                  31,773
                                                               2003        0.719           0.969                  27,545

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        0.967           0.719                  27,113
                                                               2001        1.200           0.967                  20,474
                                                               2000        1.167           1.200                   9,891
                                                               1999        1.000           1.167                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.270           1.324                  53,549
                                                               2004        1.169           1.270                  52,842
                                                               2003        0.896           1.169                  55,704
                                                               2002        1.115           0.896                   8,489
                                                               2001        1.104           1.115                       -
                                                               2000        1.039           1.104                       -
                                                               1999        1.000           1.039                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.632           1.722                       -
                                                               2004        1.261           1.632                       -
                                                               2003        0.956           1.261                       -
                                                               2002        1.000           0.956                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.208           1.311                       -
                                                               2004        1.074           1.208                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.206           1.308                   8,787
                                                               2004        1.067           1.206                   7,889
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.868           0.895                   6,626
                                                               2004        0.790           0.868                   6,633
                                                               2003        0.585           0.790                       -
                                                               2002        0.833           0.585                       -
                                                               2001        0.998           0.833                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares  (continued)                                         2000        1.215           0.998                       -
                                                               1999        1.000           1.215                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.153           1.256                  61,444
                                                               2004        1.040           1.153                  63,631
                                                               2003        0.844           1.040                  65,759
                                                               2002        1.000           0.844                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.776           2.229                   2,076
                                                               2004        1.446           1.776                   2,082
                                                               2003        1.000           1.446                   2,084

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.079           1.171                   7,536
                                                               2004        0.925           1.079                   7,538
                                                               2003        0.710           0.925                   8,660
                                                               2002        0.886           0.710                  12,719
                                                               2001        1.071           0.886                  13,265
                                                               2000        1.114           1.071                  11,090
                                                               1999        1.000           1.114                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.176           1.260                       -
                                                               2004        1.029           1.176                       -
                                                               2003        0.791           1.029                       -
                                                               2002        1.000           0.791                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.032           1.060                  16,184
                                                               2004        0.964           1.032                  17,692
                                                               2003        0.786           0.964                       -
                                                               2002        0.968           0.786                       -
                                                               2001        1.024           0.968                       -
                                                               2000        1.044           1.024                       -
                                                               1999        1.000           1.044                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------          ----    -------------    -------------     ---------------
   Diversified Strategic Income Portfolio (7/00)               2005        1.226           1.238                       -
                                                               2004        1.166           1.226                       -
                                                               2003        1.060           1.166                       -
                                                               2002        1.027           1.060                       -
                                                               2001        1.011           1.027                       -
                                                               2000        0.999           1.011                       -
                                                               1999        1.000           0.999                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.857           0.880                       -
                                                               2004        0.790           0.857                   3,911
                                                               2003        0.628           0.790                   3,916
                                                               2002        0.822           0.628                   5,111
                                                               2001        0.952           0.822                   6,152
                                                               2000        1.067           0.952                   6,152
                                                               1999        1.000           1.067                       -

   Fundamental Value Portfolio (6/00)                          2005        1.293           1.334                  64,300
                                                               2004        1.214           1.293                  66,822
                                                               2003        0.889           1.214                  61,484
                                                               2002        1.147           0.889                  20,824
                                                               2001        1.230           1.147                  20,828
                                                               2000        1.037           1.230                  16,815
                                                               1999        1.000           1.037                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.446           0.492                       -
                                                               2004        0.376           0.446                   4,174
                                                               2003        0.283           0.376                   4,179
                                                               2002        0.400           0.283                   5,460
                                                               2001        0.673           0.400                   6,578
                                                               2000        1.000           0.673                   6,578

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.510           1.546                       -
                                                               2004        1.334           1.510                       -
                                                               2003        1.000           1.334                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.379           1.402                   1,706
                                                               2004        1.243           1.379                       -
                                                               2003        1.000           1.243                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.537           1.638                       -
                                                               2004        1.258           1.537                       -
                                                               2003        1.000           1.258                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.123           1.128                   1,679
                                                               2004        1.047           1.123                       -
                                                               2003        1.000           1.047                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.207           1.217                   8,970
                                                               2004        1.168           1.207                   8,983
                                                               2003        1.130           1.168                   8,992
                                                               2002        1.052           1.130                   3,340
                                                               2001        1.000           1.052                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.768           0.811                       -
                                                               2004        0.725           0.768                       -
                                                               2003        0.558           0.725                       -
                                                               2002        0.805           0.558                       -
                                                               2001        1.000           0.805                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.005           1.111                       -
                                                               2004        0.879           1.005                       -
                                                               2003        0.694           0.879                       -
                                                               2002        0.856           0.694                       -
                                                               2001        1.000           0.856                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.602           1.689                       -
                                                               2004        1.289           1.602                       -
                                                               2003        0.875           1.289                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2002        1.087           0.875                       -
                                                               2001        1.000           1.087                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.299           1.331                       -
                                                               2004        1.218           1.299                       -
                                                               2003        0.890           1.218                       -
                                                               2002        1.206           0.890                       -
                                                               2001        1.202           1.206                       -
                                                               2000        1.033           1.202                       -
                                                               1999        1.000           1.033                       -

   Investors Fund - Class I (1/01)                             2005        1.182           1.240                       -
                                                               2004        1.088           1.182                       -
                                                               2003        0.835           1.088                       -
                                                               2002        1.102           0.835                       -
                                                               2001        1.168           1.102                       -
                                                               2000        1.029           1.168                       -
                                                               1999        1.000           1.029                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.280           1.322                       -
                                                               2004        1.129           1.280                       -
                                                               2003        0.770           1.129                       -
                                                               2002        1.198           0.770                       -
                                                               2001        1.312           1.198                       -
                                                               2000        1.141           1.312                       -
                                                               1999        1.000           1.141                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.791                       -
                                                               2004        0.791           0.805                       -
                                                               2003        0.650           0.791                       -
                                                               2002        0.893           0.650                       -
                                                               2001        1.000           0.893                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.863           0.903                       -
                                                               2004        0.852           0.863                       -
                                                               2003        0.644           0.852                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Smith Barney Premier Selections All Cap Growth
   Portfolio  (continued)                                      2002        0.894           0.644                       -
                                                               2001        1.000           0.894                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.442           1.494                  17,662
                                                               2004        1.373           1.442                  17,683
                                                               2003        1.061           1.373                       -
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.289           1.323                       -
                                                               2004        1.246           1.289                       -
                                                               2003        1.038           1.246                       -
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.510           1.584                       -
                                                               2004        1.391           1.510                       -
                                                               2003        1.074           1.391                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.427           1.455                       -
                                                               2004        1.358           1.427                       -
                                                               2003        1.069           1.358                       -
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.864           0.925                       -
                                                               2004        0.824           0.864                       -
                                                               2003        0.647           0.824                       -
                                                               2002        0.863           0.647                       -
                                                               2001        1.000           0.863                       -

   Equity Income Portfolio (10/00)                             2005        1.185           1.219                       -
                                                               2004        1.095           1.185                       -
                                                               2003        0.848           1.095                   1,373
                                                               2002        1.001           0.848                   7,261

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
Equity Income Portfolio  (continued)                           2001        1.089           1.001                   7,274
                                                               2000        1.013           1.089                       -
                                                               1999        1.000           1.013                       -

Large Cap Portfolio (6/00)                                     2005        0.715           0.765                       -
                                                               2004        0.681           0.715                   5,924
                                                               2003        0.555           0.681                  13,468
                                                               2002        0.730           0.555                  15,294
                                                               2001        0.897           0.730                  16,878
                                                               2000        1.065           0.897                  16,886
                                                               1999        1.000           1.065                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.110                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.021                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.055                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.088                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.032                       -

Mercury Large Cap Core Portfolio (6/00)                        2005        0.755           0.833                       -
                                                               2004        0.662           0.755                       -
                                                               2003        0.555           0.662                       -
                                                               2002        0.753           0.555                       -
                                                               2001        0.986           0.753                       -
                                                               2000        1.061           0.986                       -
                                                               1999        1.000           1.061                       -

MFS Emerging Growth Portfolio (2/00)                           2005        0.647           0.627                       -
                                                               2004        0.583           0.647                   8,071
                                                               2003        0.458           0.583                  12,511
                                                               2002        0.708           0.458                  16,874
                                                               2001        1.126           0.708                  17,697

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                                YEAR        YEAR          END OF YEAR        END OF YEAR
----------------------------------------------                 ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2000        1.432           1.126                  17,705
                                                               1999        1.000           1.432                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.834           0.846                   3,956
                                                               2004        0.742           0.834                       -
                                                               2003        0.550           0.742                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.326           1.345                   9,243
                                                               2004        1.209           1.326                   7,853
                                                               2003        1.053           1.209                       -
                                                               2002        1.129           1.053                       -
                                                               2001        1.147           1.129                       -
                                                               2000        0.999           1.147                       -
                                                               1999        1.000           0.999                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.175                       -
                                                               2004        1.000           1.121                       -

Mondrian International Stock Portfolio (3/02)                  2005        1.219           1.315                       -
                                                               2004        1.070           1.219                       -
                                                               2003        0.845           1.070                       -
                                                               2002        1.000           0.845                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.330           1.388                   4,465
                                                               2004        1.216           1.330                   4,469
                                                               2003        1.000           1.216                       -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.040                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.094           1.117                       -
                                                               2004        1.000           1.094                       -

Strategic Equity Portfolio (6/00)                              2005        0.720           0.723                  22,832
                                                               2004        0.663           0.720                  22,836
                                                               2003        0.508           0.663                  24,675
                                                               2002        0.777           0.508                  39,639
                                                               2001        0.911           0.777                  48,566
                                                               2000        1.132           0.911                  37,107
                                                               1999        1.000           1.132                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.207           1.205                  11,617
                                                               2004        1.192           1.207                       -
                                                               2003        1.116           1.192                       -
                                                               2002        1.109           1.116                       -
                                                               2001        1.056           1.109                       -
                                                               2000        1.000           1.056                       -
                                                               2000        0.994           1.000                       -
                                                               1999        1.000           0.994                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.656           0.696                  16,759
                                                               2004        0.641           0.656                  16,759
                                                               2003        0.519           0.641                  16,759
                                                               2002        0.746           0.519                  16,759
                                                               2001        0.962           0.746                  16,759
                                                               2000        1.144           0.962                  16,759
                                                               1999        1.000           1.144                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
     (9/03)                                                    2005        0.995           1.003                       -
                                                               2004        0.999           0.995                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.238           1.361                  51,217
                                                               2004        1.143           1.238                  51,222
                                                               2003        0.863           1.143                  34,451
                                                               2002        1.302           0.863                  19,990
                                                               2001        1.378           1.302                   6,781
                                                               2000        1.209           1.378                   4,445
                                                               1999        1.000           1.209                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.134           1.146                   5,209
                                                               2004        1.043           1.134                   5,214
                                                               2003        0.830           1.043                       -
                                                               2002        0.872           0.830                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
Smith Barney High Income Portfolio  (continued)                2001        0.920           0.872                       -
                                                               2000        1.016           0.920                       -
                                                               1999        1.000           1.016                       -

Smith Barney International All Cap Growth Portfolio

  (3/00)                                                       2005        0.654           0.719                       -
                                                               2004        0.563           0.654                       -
                                                               2003        0.449           0.563                       -
                                                               2002        0.613           0.449                       -
                                                               2001        0.905           0.613                       -
                                                               2000        1.206           0.905                       -
                                                               1999        1.000           1.206                       -

Smith Barney Large Cap Value Portfolio (6/00)                  2005        0.975           1.023                       -
                                                               2004        0.895           0.975                       -
                                                               2003        0.713           0.895                       -
                                                               2002        0.970           0.713                   9,361
                                                               2001        1.073           0.970                   9,369
                                                               2000        0.964           1.073                       -
                                                               1999        1.000           0.964                       -

Smith Barney Large Capitalization Growth Portfolio (2/00)      2005        0.914           0.947                       -
                                                               2004        0.925           0.914                       -
                                                               2003        0.637           0.925                       -
                                                               2002        0.860           0.637                  16,919
                                                               2001        0.998           0.860                  16,933
                                                               2000        1.090           0.998                  16,933
                                                               1999        1.000           1.090                       -

Smith Barney Mid Cap Core Portfolio (4/00)                     2005        1.333           1.422                   8,689
                                                               2004        1.226           1.333                   8,689
                                                               2003        0.960           1.226                   9,354
                                                               2002        1.205           0.960                  12,931
                                                               2001        1.360           1.205                  12,948
                                                               2000        1.171           1.360                  11,658
                                                               1999        1.000           1.171                       -

Smith Barney Money Market Portfolio (2/00)                     2005        1.052           1.065                   4,914
                                                               2004        1.059           1.052                   5,375

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Smith Barney Money Market Portfolio  (continued)            2003        1.069           1.059                     490
                                                               2002        1.072           1.069                     949
                                                               2001        1.050           1.072                     952
                                                               2000        1.005           1.050                       -
                                                               1999        1.000           1.005                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.704           0.749                       -
                                                               2004        0.668           0.704                   2,675
                                                               2003        0.533           0.668                   6,938
                                                               2002        0.802           0.533                   7,766
                                                               2001        1.189           0.802                   8,488
                                                               2000        1.344           1.189                   8,492
                                                               1999        1.000           1.344                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.100           1.136                       -
                                                               2004        0.966           1.100                       -
                                                               2003        0.691           0.966                       -
                                                               2002        0.944           0.691                       -
                                                               2001        1.000           0.944                       -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.154           1.328                  10,048
                                                               2004        1.017           1.154                  10,052
                                                               2003        0.804           1.017                  10,056
                                                               2002        0.902           0.804                   4,865
                                                               2001        1.045           0.902                   5,854
                                                               2000        1.138           1.045                   5,854
                                                               1999        1.000           1.138                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.430           1.662                   8,258
                                                               2004        1.165           1.430                   5,974
                                                               2003        0.856           1.165                   5,974
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.60%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.125           1.309                       -
                                                               2004        0.957           1.125                       -
                                                               2003        0.778           0.957                       -
                                                               2002        1.000           0.778                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.798           0.830                       -
                                                               2004        0.767           0.798                       -
                                                               2003        0.623           0.767                       -
                                                               2002        0.907           0.623                       -
                                                               2001        1.000           0.907                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
     (5/02)                                                    2005        1.121           1.153                       -
                                                               2004        1.024           1.121                       -
                                                               2003        0.787           1.024                       -
                                                               2002        1.000           0.787                   3,000

   AllianceBernstein Large-Cap Growth Portfolio - Class B
     (2/00)                                                    2005        0.780           0.882                       -
                                                               2004        0.732           0.780                       -
                                                               2003        0.603           0.732                       -
                                                               2002        0.886           0.603                       -
                                                               2001        1.000           0.886                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.116           1.253                       -
                                                               2004        0.999           1.116                       -
                                                               2003        0.750           0.999                       -
                                                               2002        0.893           0.750                       -
                                                               2001        1.000           0.893                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        0.966           1.105                       -
                                                               2004        0.873           0.966                       -
                                                               2003        0.648           0.873                       -
                                                               2002        0.872           0.648                       -
                                                               2001        1.000           0.872                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.089           1.135                       -
                                                               2004        1.003           1.089                       -
                                                               2003        0.770           1.003                       -
                                                               2002        0.958           0.770                       -
                                                               2001        1.000           0.958                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.629           1.719                       -
                                                               2004        1.260           1.629                       -
                                                               2003        0.955           1.260                       -
                                                               2002        1.000           0.955                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.309                       -
                                                               2004        1.074           1.207                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.306                       -
                                                               2004        1.067           1.205                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
     Shares (2/00)                                             2005        0.967           0.998                       -
                                                               2004        0.882           0.967                       -
                                                               2003        0.653           0.882                       -
                                                               2002        0.930           0.653                       -
                                                               2001        1.000           0.930                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.152           1.253                       -
                                                               2004        1.039           1.152                       -
                                                               2003        0.844           1.039                       -
                                                               2002        1.000           0.844                   2,000

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Developing Markets Securities Fund - Class 2
     Shares (5/03)                                             2005        1.775           2.226                       -
                                                               2004        1.446           1.775                       -
                                                               2003        1.000           1.446                       -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.088           1.180                  22,614
                                                               2004        0.933           1.088                  22,614
                                                               2003        0.717           0.933                  22,614
                                                               2002        0.894           0.717                       -
                                                               2001        1.000           0.894                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.174           1.258                       -
                                                               2004        1.028           1.174                       -
                                                               2003        0.791           1.028                       -
                                                               2002        1.000           0.791                   2,000

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        0.999           1.026                       -
                                                               2004        0.933           0.999                       -
                                                               2003        0.761           0.933                       -
                                                               2002        0.938           0.761                       -
                                                               2001        1.000           0.938                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.187           1.198                       -
                                                               2004        1.130           1.187                       -
                                                               2003        1.027           1.130                       -
                                                               2002        0.996           1.027                       -
                                                               2001        1.000           0.996                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.951           0.975                       -
                                                               2004        0.876           0.951                       -
                                                               2003        0.697           0.876                       -
                                                               2002        0.912           0.697                       -
                                                               2001        1.000           0.912                       -

   Fundamental Value Portfolio (6/00)                          2005        1.031           1.063                       -
                                                               2004        0.968           1.031                       -
                                                               2003        0.709           0.968                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Fundamental Value Portfolio  (continued)                    2002        0.916           0.709                       -
                                                               2001        1.000           0.916                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.874           0.963                       -
                                                               2004        0.737           0.874                       -
                                                               2003        0.556           0.737                       -
                                                               2002        0.785           0.556                       -
                                                               2001        1.000           0.785                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.508           1.544                       -
                                                               2004        1.334           1.508                       -
                                                               2003        1.000           1.334                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.378           1.400                       -
                                                               2004        1.243           1.378                       -
                                                               2003        1.000           1.243                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.536           1.636                       -
                                                               2004        1.258           1.536                       -
                                                               2003        1.000           1.258                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127                       -
                                                               2004        1.046           1.122                       -
                                                               2003        1.000           1.046                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.193           1.203                       -
                                                               2004        1.156           1.193                       -
                                                               2003        1.118           1.156                       -
                                                               2002        1.042           1.118                       -
                                                               2001        1.000           1.042                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.776           0.819                       -
                                                               2004        0.733           0.776                       -
                                                               2003        0.564           0.733                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares
   (continued)                                                 2002        0.814           0.564                       -
                                                               2001        1.000           0.814                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.052           1.161                       -
                                                               2004        0.920           1.052                       -
                                                               2003        0.727           0.920                       -
                                                               2002        0.897           0.727                       -
                                                               2001        1.000           0.897                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.515           1.596                       -
                                                               2004        1.220           1.515                       -
                                                               2003        0.828           1.220                       -
                                                               2002        1.029           0.828                       -
                                                               2001        1.000           1.029                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.012           1.036                       -
                                                               2004        0.949           1.012                       -
                                                               2003        0.694           0.949                       -
                                                               2002        0.941           0.694                       -
                                                               2001        1.000           0.941                       -

   Investors Fund - Class I (1/01)                             2005        0.996           1.045                       -
                                                               2004        0.917           0.996                       -
                                                               2003        0.704           0.917                       -
                                                               2002        0.930           0.704                       -
                                                               2001        1.000           0.930                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.996           1.028                  49,641
                                                               2004        0.879           0.996                  49,641
                                                               2003        0.600           0.879                  49,641
                                                               2002        0.933           0.600                       -
                                                               2001        1.000           0.933                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.809           0.795                       -
                                                               2004        0.796           0.809                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)       2003        0.655           0.796                       -
                                                               2002        0.899           0.655                       -
                                                               2001        1.000           0.899                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.878           0.919                       -
                                                               2004        0.867           0.878                       -
                                                               2003        0.656           0.867                       -
                                                               2002        0.911           0.656                       -
                                                               2001        1.000           0.911                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.440           1.492                       -
                                                               2004        1.372           1.440                       -
                                                               2003        1.061           1.372                       -
                                                               2002        1.000           1.061                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.287           1.321                       -
                                                               2004        1.245           1.287                       -
                                                               2003        1.038           1.245                       -
                                                               2002        1.000           1.038                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.508           1.582                       -
                                                               2004        1.390           1.508                       -
                                                               2003        1.074           1.390                       -
                                                               2002        1.000           1.074                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.425           1.453                       -
                                                               2004        1.357           1.425                       -
                                                               2003        1.069           1.357                       -
                                                               2002        1.000           1.069                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.882           0.944                       -
                                                               2004        0.842           0.882                       -
                                                               2003        0.661           0.842                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   AIM Capital Appreciation Portfolio  (continued)             2002        0.883           0.661                       -
                                                               2001        1.000           0.883                       -

   Equity Income Portfolio (10/00)                             2005        1.108           1.139                  23,388
                                                               2004        1.025           1.108                  23,388
                                                               2003        0.794           1.025                  23,388
                                                               2002        0.937           0.794                       -
                                                               2001        1.000           0.937                       -

   Large Cap Portfolio (6/00)                                  2005        0.861           0.921                       -
                                                               2004        0.821           0.861                       -
                                                               2003        0.669           0.821                       -
                                                               2002        0.881           0.669                       -
                                                               2001        1.000           0.881                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.865           0.954                       -
                                                               2004        0.759           0.865                       -
                                                               2003        0.636           0.759                       -
                                                               2002        0.864           0.636                       -
                                                               2001        1.000           0.864                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.763           0.740                       -
                                                               2004        0.688           0.763                       -
                                                               2003        0.541           0.688                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio  (continued)                     2002        0.836           0.541                       -
                                                               2001        1.000           0.836                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        0.833           0.845                       -
                                                               2004        0.741           0.833                       -
                                                               2003        0.550           0.741                       -
                                                               2002        1.000           0.550                       -

MFS Total Return Portfolio (7/00)                              2005        1.143           1.158                       -
                                                               2004        1.042           1.143                       -
                                                               2003        0.908           1.042                       -
                                                               2002        0.974           0.908                       -
                                                               2001        1.000           0.974                       -

MFS Value Portfolio (5/04)                                     2005        1.121           1.174                       -
                                                               2004        1.000           1.121                       -

Mondrian International Stock Portfolio (3/02)                  2005        1.217           1.312                       -
                                                               2004        1.069           1.217                       -
                                                               2003        0.844           1.069                       -
                                                               2002        1.000           0.844                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.329           1.386                       -
                                                               2004        1.215           1.329                       -
                                                               2003        1.000           1.215                       -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.039                       -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.094           1.116                       -
                                                               2004        1.000           1.094                       -

Strategic Equity Portfolio (6/00)                              2005        0.786           0.789                       -
                                                               2004        0.725           0.786                       -
                                                               2003        0.556           0.725                       -
                                                               2002        0.850           0.556                       -
                                                               2001        1.000           0.850                       -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.115                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR        END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.094           1.092                       -
                                                               2004        1.081           1.094                       -
                                                               2003        1.013           1.081                       -
                                                               2002        1.007           1.013                       -
                                                               2001        1.000           1.007                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.811           0.860                       -
                                                               2004        0.793           0.811                       -
                                                               2003        0.642           0.793                       -
                                                               2002        0.923           0.642                       -
                                                               2001        1.000           0.923                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.002                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.867           0.952                       -
                                                               2004        0.801           0.867                       -
                                                               2003        0.605           0.801                       -
                                                               2002        0.913           0.605                       -
                                                               2001        1.000           0.913                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.210           1.222                       -
                                                               2004        1.114           1.210                       -
                                                               2003        0.887           1.114                       -
                                                               2002        0.932           0.887                       -
                                                               2001        1.000           0.932                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        0.880           0.968                       -
                                                               2004        0.759           0.880                       -
                                                               2003        0.605           0.759                       -
                                                               2002        0.827           0.605                       -
                                                               2001        1.000           0.827                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        0.910           0.954                       -
                                                               2004        0.836           0.910                       -
                                                               2003        0.666           0.836                       -
                                                               2002        0.907           0.666                       -
                                                               2001        1.000           0.907                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.980           1.015                  26,366
                                                               2004        0.992           0.980                  26,366
                                                               2003        0.683           0.992                  26,366
                                                               2002        0.923           0.683                       -
                                                               2001        1.000           0.923                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.025           1.093                  25,663
                                                               2004        0.943           1.025                  25,663
                                                               2003        0.739           0.943                  25,663
                                                               2002        0.928           0.739                       -
                                                               2001        1.000           0.928                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.986           0.998                       -
                                                               2004        0.993           0.986                       -
                                                               2003        1.003           0.993                       -
                                                               2002        1.006           1.003                 115,989
                                                               2001        1.000           1.006                  58,410

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.742           0.788                       -
                                                               2004        0.704           0.742                       -
                                                               2003        0.562           0.704                       -
                                                               2002        0.846           0.562                       -
                                                               2001        1.000           0.846                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.089           1.124                       -
                                                               2004        0.957           1.089                       -
                                                               2003        0.685           0.957                       -
                                                               2002        0.936           0.685                       -
                                                               2001        1.000           0.936                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR         END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.205           1.386                       -
                                                               2004        1.061           1.205                       -
                                                               2003        0.840           1.061                       -
                                                               2002        0.943           0.840                       -
                                                               2001        1.000           0.943                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.428           1.659                       -
                                                               2004        1.164           1.428                       -
                                                               2003        0.856           1.164                       -
                                                               2002        1.000           0.856                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
---------------------------------------------------------      ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.348           1.567                       -
                                                               2004        1.147           1.348                       -
                                                               2003        1.000           1.147                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.159           1.204                       -
                                                               2004        1.114           1.159                       -
                                                               2003        1.000           1.114                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.227           1.263                  12,996
                                                               2004        1.122           1.227                   4,346

                                                               2003        1.000           1.122                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.167           1.318                       -
                                                               2004        1.095           1.167                       -
                                                               2003        1.000           1.095                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.328           1.490                   6,187
                                                               2004        1.189           1.328                       -
                                                               2003        1.000           1.189                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.274           1.456                  62,804
                                                               2004        1.151           1.274                  29,296
                                                               2003        1.000           1.151                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.247           1.298                  57,744
                                                               2004        1.149           1.247                  30,166
                                                               2003        1.000           1.149                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.480           1.560                       -
                                                               2004        1.145           1.480                       -
                                                               2003        1.000           1.145                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.308                       -
                                                               2004        1.074           1.207                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.305                  23,642
                                                               2004        1.067           1.205                  18,002
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.310           1.350                   6,038
                                                               2004        1.194           1.310                   5,064
                                                               2003        1.000           1.194                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.240           1.348                   6,605
                                                               2004        1.119           1.240                       -
                                                               2003        1.000           1.119                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.552           1.945                   3,560
                                                               2004        1.265           1.552                       -
                                                               2003        1.000           1.265                       -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.373           1.488                  27,738
                                                               2004        1.177           1.373                   4,847
                                                               2003        1.000           1.177                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.327           1.422                       -
                                                               2004        1.163           1.327                       -
                                                               2003        1.000           1.163                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.200           1.231                  54,381
                                                               2004        1.121           1.200                  47,733
                                                               2003        1.000           1.121                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.112           1.122                   4,191
                                                               2004        1.059           1.112                   3,063
                                                               2003        1.000           1.059                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.227           1.258                       -
                                                               2004        1.132           1.227                       -
                                                               2003        1.000           1.132                       -

   Fundamental Value Portfolio (6/00)                          2005        1.246           1.284                  33,558
                                                               2004        1.171           1.246                  24,946
                                                               2003        1.000           1.171                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.355           1.493                       -
                                                               2004        1.144           1.355                       -
                                                               2003        1.000           1.144                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.328           1.358                       -
                                                               2004        1.175           1.328                       -
                                                               2003        1.000           1.175                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.266           1.285                   6,003
                                                               2004        1.142           1.266                       -
                                                               2003        1.000           1.142                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.413           1.504                  19,207
                                                               2004        1.158           1.413                       -
                                                               2003        1.000           1.158                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127                  22,356
                                                               2004        1.048           1.122                       -
                                                               2003        1.000           1.048                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.059           1.067                  35,033
                                                               2004        1.026           1.059                   3,258
                                                               2003        1.000           1.026                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.194           1.259                       -
                                                               2004        1.128           1.194                       -
                                                               2003        1.000           1.128                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.351           1.491                       -
                                                               2004        1.182           1.351                       -
                                                               2003        1.000           1.182                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.537           1.619                   2,121
                                                               2004        1.238           1.537                       -
                                                               2003        1.000           1.238                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.248           1.278                       -
                                                               2004        1.172           1.248                       -
                                                               2003        1.000           1.172                       -

   Investors Fund - Class I (1/01)                             2005        1.247           1.307                   5,929
                                                               2004        1.149           1.247                       -
                                                               2003        1.000           1.149                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.402           1.447                       -
                                                               2004        1.239           1.402                       -
                                                               2003        1.000           1.239                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.122           1.101                       -
                                                               2004        1.103           1.122                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.167           1.220                       -
                                                               2004        1.153           1.167                       -
                                                               2003        1.000           1.153                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.186           1.228                  98,845
                                                               2004        1.131           1.186                  84,029
                                                               2003        1.000           1.131                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.127           1.155                  81,936
                                                               2004        1.091           1.127                  38,331
                                                               2003        1.000           1.091                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.298                       -
                                                               2004        1.142           1.238                       -
                                                               2003        1.000           1.142                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.202                       -
                                                               2004        1.124           1.180                       -
                                                               2003        1.000           1.124                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.193           1.276                       -
                                                               2004        1.138           1.193                       -
                                                               2003        1.000           1.138                       -

   Equity Income Portfolio (10/00)                             2005        1.226           1.260                   1,775
                                                               2004        1.134           1.226                       -
                                                               2003        1.000           1.134                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
Large Cap Portfolio (6/00)                                     2005        1.179           1.260                   3,224
                                                               2004        1.125           1.179                       -
                                                               2003        1.000           1.125                       -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.109                       -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.020                       -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.054                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.087                  11,973

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.031                       -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.244           1.371                       -
                                                               2004        1.091           1.244                       -
                                                               2003        1.000           1.091                       -

MFS Emerging Growth Portfolio (2/00)                           2005        1.228           1.191                       -
                                                               2004        1.107           1.228                       -
                                                               2003        1.000           1.107                       -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.272           1.290                       -
                                                               2004        1.134           1.272                       -
                                                               2003        1.000           1.134                       -

MFS Total Return Portfolio (7/00)                              2005        1.185           1.200                  11,550
                                                               2004        1.080           1.185                       -
                                                               2003        1.000           1.080                       -

MFS Value Portfolio (5/04)                                     2005        1.120           1.173                   8,558
                                                               2004        1.000           1.120                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR         END OF YEAR
----------------------------------------------------------     ----    -------------    -------------     ---------------
   Mondrian International Stock Portfolio (3/02)               2005        1.321           1.423                  10,672
                                                               2004        1.160           1.321                       -
                                                               2003        1.000           1.160                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.234           1.286                       -
                                                               2004        1.129           1.234                       -
                                                               2003        1.000           1.129                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.115                   6,653
                                                               2004        1.000           1.094                       -

   Strategic Equity Portfolio (6/00)                           2005        1.213           1.217                       -
                                                               2004        1.118           1.213                       -
                                                               2003        1.000           1.118                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.043           1.040                  15,500
                                                               2004        1.031           1.043                  17,272
                                                               2003        1.000           1.031                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.155           1.225                   1,419
                                                               2004        1.130           1.155                       -
                                                               2003        1.000           1.130                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.230           1.351                  37,603
                                                               2004        1.138           1.230                  11,227
                                                               2003        1.000           1.138                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                        PORTFOLIO NAME                         YEAR        YEAR         END OF YEAR         END OF YEAR
------------------------------------------------------------   ----    -------------    -------------     ---------------
   Smith Barney High Income Portfolio (8/00)                   2005        1.198           1.210                       -
                                                               2004        1.103           1.198                       -
                                                               2003        1.000           1.103                       -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.363           1.498                       -
                                                               2004        1.176           1.363                       -
                                                               2003        1.000           1.176                       -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.250           1.310                       -
                                                               2004        1.149           1.250                       -
                                                               2003        1.000           1.149                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.156           1.196                       -
                                                               2004        1.171           1.156                       -
                                                               2003        1.000           1.171                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.260           1.343                   5,217
                                                               2004        1.160           1.260                   5,219
                                                               2003        1.000           1.160                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.988           0.999                  21,906
                                                               2004        0.996           0.988                  19,959
                                                               2003        1.000           0.996                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.176           1.249                       -
                                                               2004        1.117           1.176                       -
                                                               2003        1.000           1.117                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406           1.451                   1,274
                                                               2004        1.237           1.406                       -
                                                               2003        1.000           1.237                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR          END OF YEAR        END OF YEAR
-------------------------------------------------              ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.297           1.490                  24,118
                                                               2004        1.143           1.297                   5,023
                                                               2003        1.000           1.143                       -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.471           1.708                  14,767
                                                               2004        1.200           1.471                       -
                                                               2003        1.000           1.200                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.70%

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                      PORTFOLIO NAME                               YEAR     OF YEAR     END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (3/02)                                2005      1.398         1.624                 -
                                                                   2004      1.189         1.398                 -
                                                                   2003      0.969         1.189                 -
                                                                   2002      1.000         0.969                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)                  2005      1.232         1.279            12,254
                                                                   2004      1.184         1.232            12,254
                                                                   2003      0.963         1.184            12,254
                                                                   2002      1.000         0.963                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005      1.365         1.403            82,201
                                                                   2004      1.248         1.365            66,221
                                                                   2003      0.960         1.248            55,990
                                                                   2002      1.000         0.960                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (2/00)   2005      1.224         1.383            22,639
                                                                   2004      1.150         1.224            29,427
                                                                   2003      0.948         1.150            28,838
                                                                   2002      1.000         0.948                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                      2005      1.461         1.639           236,271
                                                                   2004      1.309         1.461           197,563
                                                                   2003      0.985         1.309           144,510
                                                                   2002      1.000         0.985                 -

   Growth Fund - Class 2 Shares (2/00)                             2005      1.429         1.633           811,971
                                                                   2004      1.292         1.429           841,707
                                                                   2003      0.961         1.292           674,663
                                                                   2002      1.000         0.961                 -

   Growth-Income Fund - Class 2 Shares (2/00)                      2005      1.372         1.428         1,334,060
                                                                   2004      1.265         1.372         1,302,700
                                                                   2003      0.971         1.265         1,117,921
                                                                   2002      1.000         0.971                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                          PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)                2005      1.711         1.803                -
                                                                   2004      1.325         1.711                -
                                                                   2003      1.005         1.325                -
                                                                   2002      1.000         1.005                -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.206         1.306           13,365
                                                                   2004      1.074         1.206            1,394
                                                                   2003      1.000         1.074                -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.204         1.304           44,116
                                                                   2004      1.067         1.204           32,153
                                                                   2003      1.000         1.067                -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.033                -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (2/00)                                                          2005      1.433         1.476          175,725
                                                                   2004      1.307         1.433          250,989
                                                                   2003      0.969         1.307          158,368
                                                                   2002      1.000         0.969                -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.355         1.473          182,584
                                                                   2004      1.223         1.355          169,564
                                                                   2003      0.994         1.223          140,562
                                                                   2002      1.000         0.994                -

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.772         2.220           17,251
                                                                   2004      1.445         1.772           10,971
                                                                   2003      1.000         1.445              688

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)       2005      1.498         1.623          404,959
                                                                   2004      1.285         1.498          410,113

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                   NUMBER OF UNITS
                                                                          AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                               YEAR    OF YEAR      END OF YEAR     END OF YEAR
------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Templeton Foreign Securities Fund - Class 2 Shares (continued)   2003     0.989          1.285          327,983
                                                                    2002     1.000          0.989                -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)         2005     1.447          1.549           36,260
                                                                    2004     1.269          1.447           13,744
                                                                    2003     0.977          1.269                -
                                                                    2002     1.000          0.977                -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                    2005     1.280          1.312          831,271
                                                                    2004     1.196          1.280          916,257
                                                                    2003     0.977          1.196          671,165
                                                                    2002     1.000          0.977                -

   Diversified Strategic Income Portfolio (7/00)                    2005     1.165          1.174          463,407
                                                                    2004     1.110          1.165          463,361
                                                                    2003     1.010          1.110          323,056
                                                                    2002     1.000          1.010                -

   Equity Index Portfolio - Class II Shares (6/00)                  2005     1.316          1.349          440,113
                                                                    2004     1.214          1.316          429,756
                                                                    2003     0.967          1.214          298,686
                                                                    2002     1.000          0.967                -

   Fundamental Value Portfolio (6/00)                               2005     1.401          1.443          718,960
                                                                    2004     1.316          1.401          762,092
                                                                    2003     0.966          1.316          544,691
                                                                    2002     1.000          0.966                -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)                 2005     1.543          1.699            4,479
                                                                    2004     1.302          1.543           29,032
                                                                    2003     0.983          1.302           27,299
                                                                    2002     1.000          0.983                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                   NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------  ----  ------------  -------------  ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                  2005     1.506          1.540                -
                                                                 2004     1.333          1.506                -
                                                                 2003     1.000          1.333                -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                            2005     1.376          1.396           24,265
                                                                 2004     1.242          1.376            2,317
                                                                 2003     1.000          1.242                -

   Mid-Cap Value Portfolio (5/03)                                2005     1.533          1.631            7,987
                                                                 2004     1.257          1.533            7,990
                                                                 2003     1.000          1.257           37,875

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)           2005     1.120          1.124          132,437
                                                                 2004     1.046          1.120           64,766
                                                                 2003     1.000          1.046           11,362

   Total Return Portfolio - Administrative Class (5/01)          2005     1.078          1.085        1,550,550
                                                                 2004     1.045          1.078        1,513,961
                                                                 2003     1.012          1.045        1,146,936
                                                                 2002     1.000          1.012                -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)      2005     1.315          1.387                -
                                                                 2004     1.244          1.315                -
                                                                 2003     0.958          1.244                -
                                                                 2002     1.000          0.958                -

   Putnam VT International Equity Fund - Class IB Shares (5/01)  2005     1.436          1.584           68,481
                                                                 2004     1.257          1.436           91,495
                                                                 2003     0.994          1.257           63,026
                                                                 2002     1.000          0.994                -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)       2005     1.783          1.877          149,542
                                                                 2004     1.437          1.783          141,908

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE                   NUMBER OF UNITS
                                                                           AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                YEAR    OF YEAR      END OF YEAR     END OF YEAR
-------------------------------------------------------------------   ----  ------------  -------------  ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares  (continued)     2003     0.977          1.437           92,122
                                                                     2002     1.000          0.977                -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                     2005     1.397          1.430          271,882
                                                                     2004     1.312          1.397          286,755
                                                                     2003     0.960          1.312          272,909
                                                                     2002     1.000          0.960                -

   Investors Fund - Class I (1/01)                                   2005     1.353          1.418          196,783
                                                                     2004     1.247          1.353          212,149
                                                                     2003     0.959          1.247          120,729
                                                                     2002     1.000          0.959                -

   Small Cap Growth Fund - Class I (3/00)                            2005     1.607          1.657           76,407
                                                                     2004     1.420          1.607          100,927
                                                                     2003     0.970          1.420           86,086
                                                                     2002     1.000          0.970                -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                   2005     1.188          1.166          104,305
                                                                     2004     1.169          1.188          109,777
                                                                     2003     0.963          1.169           95,035
                                                                     2002     1.000          0.963                -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)   2005     1.282          1.340            8,020
                                                                     2004     1.267          1.282                -
                                                                     2003     0.960          1.267                -
                                                                     2002     1.000          0.960                -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)  2005     1.313          1.359          557,730
                                                                     2004     1.253          1.313          509,181
                                                                     2003     0.969          1.253          490,637
                                                                     2002     1.000          0.969                -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE                   NUMBER OF UNITS
                                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                  YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005     1.212          1.243          769,999
                                                                       2004     1.174          1.212          841,302
                                                                       2003     0.980          1.174          306,044
                                                                       2002     1.000          0.980                -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005     1.350          1.414          245,996
                                                                       2004     1.245          1.350          197,082
                                                                       2003     0.963          1.245          151,687
                                                                       2002     1.000          0.963                -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005     1.280          1.303          105,858
                                                                       2004     1.220          1.280          102,611
                                                                       2003     0.962          1.220           62,307
                                                                       2002     1.000          0.962                -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005     1.287          1.376           57,605
                                                                       2004     1.229          1.287           59,808
                                                                       2003     0.967          1.229           36,030
                                                                       2002     1.000          0.967                -

   Equity Income Portfolio (10/00)                                     2005     1.335          1.372          666,567
                                                                       2004     1.236          1.335          788,266
                                                                       2003     0.958          1.236          636,759
                                                                       2002     1.000          0.958                -

   Large Cap Portfolio (6/00)                                          2005     1.241          1.326           47,779
                                                                       2004     1.185          1.241           47,608
                                                                       2003     0.967          1.185           43,368
                                                                       2002     1.000          0.967                -

   Managed Allocation Series: Aggressive Portfolio (5/05)              2005     1.000          1.109                -

   Managed Allocation Series: Conservative Portfolio (7/05)            2005     1.007          1.020                -

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE                   NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
Managed Allocation Series: Moderate Portfolio (6/05)               2005     1.008          1.054                -

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)    2005     1.000          1.087                -

Managed Allocation Series: Moderate-Conservative Portfolio (6/05)  2005     1.000          1.031                -

Mercury Large Cap Core Portfolio (6/00)                            2005     1.321          1.455           33,676
                                                                   2004     1.159          1.321           34,564
                                                                   2003     0.973          1.159           30,330
                                                                   2002     1.000          0.973                -

MFS Emerging Growth Portfolio (2/00)                               2005     1.367          1.326                -
                                                                   2004     1.233          1.367           50,357
                                                                   2003     0.971          1.233           40,047
                                                                   2002     1.000          0.971                -

MFS Mid Cap Growth Portfolio (3/02)                                2005     1.472          1.492           27,340
                                                                   2004     1.313          1.472                -
                                                                   2003     0.974          1.313                -
                                                                   2002     1.000          0.974                -

MFS Total Return Portfolio (7/00)                                  2005     1.238          1.253          832,099
                                                                   2004     1.130          1.238          728,909
                                                                   2003     0.986          1.130          547,413
                                                                   2002     1.000          0.986                -

MFS Value Portfolio (5/04)                                         2005     1.120          1.172                -
                                                                   2004     1.000          1.120                -

Mondrian International Stock Portfolio (3/02)                      2005     1.441          1.551           11,804
                                                                   2004     1.266          1.441            1,103
                                                                   2003     1.001          1.266                -
                                                                   2002     1.000          1.001                -

Pioneer Fund Portfolio (5/03)                                      2005     1.327          1.383                -
                                                                   2004     1.214          1.327                -
                                                                   2003     1.000          1.214                -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE                   NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                       2005     1.036          1.039                 -

   Pioneer Strategic Income Portfolio (5/04)                    2005     1.093          1.114             5,622
                                                                2004     1.000          1.093             5,622

   Strategic Equity Portfolio (6/00)                            2005     1.369          1.374             6,178
                                                                2004     1.263          1.369             6,178
                                                                2003     0.970          1.263             3,196
                                                                2002     1.000          0.970                 -

   Style Focus Series: Small Cap Growth Portfolio (6/05)        2005     1.027          1.114                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)         2005     1.000          1.110                 -

   Travelers Managed Income Portfolio (7/00)                    2005     1.093          1.090           900,220
                                                                2004     1.081          1.093           940,269
                                                                2003     1.014          1.081           742,399
                                                                2002     1.000          1.014                 -

   Van Kampen Enterprise Portfolio (4/00)                       2005     1.219          1.292             5,686
                                                                2004     1.193          1.219             5,698
                                                                2003     0.966          1.193             3,437
                                                                2002     1.000          0.966                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)  2005     0.993          0.999                 -
                                                                2004     0.998          0.993                 -
                                                                2003     1.000          0.998                 -

   Smith Barney Aggressive Growth Portfolio (3/00)              2005     1.359          1.492         1,172,756
                                                                2004     1.258          1.359         1,213,908
                                                                2003     0.951          1.258           947,548
                                                                2002     1.000          0.951                 -

   Smith Barney High Income Portfolio (8/00)                    2005     1.372          1.384           871,928
                                                                2004     1.263          1.372           938,742
                                                                2003     1.007          1.263           727,125
                                                                2002     1.000          1.007                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                   NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------  ----  ------------  -------------  ---------------
   Smith Barney International All Cap Growth Portfolio (3/00)    2005     1.432          1.572                 -
                                                                 2004     1.235          1.432                 -
                                                                 2003     0.986          1.235                 -
                                                                 2002     1.000          0.986                 -

   Smith Barney Large Cap Value Portfolio (6/00)                 2005     1.322          1.385                 -
                                                                 2004     1.216          1.322                 -
                                                                 2003     0.969          1.216                 -
                                                                 2002     1.000          0.969                 -

   Smith Barney Large Capitalization Growth Portfolio (2/00)     2005     1.354          1.401           201,200
                                                                 2004     1.373          1.354           208,788
                                                                 2003     0.946          1.373           205,485
                                                                 2002     1.000          0.946                 -

   Smith Barney Mid Cap Core Portfolio (4/00)                    2005     1.353          1.441           400,644
                                                                 2004     1.246          1.353           403,080
                                                                 2003     0.977          1.246           336,263
                                                                 2002     1.000          0.977                 -

   Smith Barney Money Market Portfolio (2/00)                    2005     0.981          0.992           873,271
                                                                 2004     0.989          0.981         1,254,797
                                                                 2003     1.000          0.989           538,435
                                                                 2002     1.000          1.000                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)             2005     1.264          1.342            96,541
                                                                 2004     1.201          1.264           107,315
                                                                 2003     0.960          1.201            90,811
                                                                 2002     1.000          0.960                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005     1.546          1.595            57,413
                                                                 2004     1.360          1.546            78,814
                                                                 2003     0.975          1.360            81,449
                                                                 2002     1.000          0.975                 -

                         CONDENSED FINANCIAL INFORMATION

                                                          UNIT VALUE                  NUMBER OF UNITS
                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                 PORTFOLIO NAME                    YEAR    OF YEAR      END OF YEAR     END OF YEAR
-------------------------------------------------  ----  ------------  -------------  ---------------
Variable Insurance Products Fund

   Contrafund(R) Portfolio - Service Class (5/00)  2005     1.419          1.630          425,379
                                                   2004     1.251          1.419          401,681
                                                   2003     0.992          1.251          360,610
                                                   2002     1.000          0.992                -

   Mid Cap Portfolio - Service Class 2 (7/02)      2005     1.643          1.907          258,487
                                                   2004     1.341          1.643          299,647
                                                   2003     0.986          1.341          213,509
                                                   2002     1.000          0.986                -

                        CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.75%

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (3/02)                                2005     1.121          1.302           36,894
                                                                   2004     0.954          1.121           20,151
                                                                   2003     0.777          0.954           14,371
                                                                   2002     1.000          0.777                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)                  2005     0.794          0.824                -
                                                                   2004     0.764          0.794                -
                                                                   2003     0.621          0.764                -
                                                                   2002     0.907          0.621                -
                                                                   2001     1.000          0.907                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005     1.116          1.147                -
                                                                   2004     1.021          1.116                -
                                                                   2003     0.786          1.021                -
                                                                   2002     1.000          0.786                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (2/00)   2005     0.776          0.876            2,359
                                                                   2004     0.729          0.776            2,370
                                                                   2003     0.601          0.729            2,374
                                                                   2002     0.885          0.601                -
                                                                   2001     1.000          0.885                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                      2005     1.110          1.244          189,172
                                                                   2004     0.995          1.110           86,407
                                                                   2003     0.749          0.995                -
                                                                   2002     0.893          0.749                -
                                                                   2001     1.000          0.893                -

   Growth Fund - Class 2 Shares (2/00)                             2005     0.961          1.097          318,044
                                                                   2004     0.869          0.961          142,633
                                                                   2003     0.647          0.869              939
                                                                   2002     0.871          0.647                -
                                                                   2001     1.000          0.871                -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Growth-Income Fund - Class 2 Shares (2/00)                      2005      1.084         1.127         484,514
                                                                   2004      0.999         1.084         471,293
                                                                   2003      0.768         0.999               -
                                                                   2002      0.957         0.768               -
                                                                   2001      1.000         0.957               -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)                2005      1.623         1.709          82,644
                                                                   2004      1.257         1.623          59,655
                                                                   2003      0.954         1.257          21,110
                                                                   2002      1.000         0.954               -

FAM Variable Series Funds, Inc.

   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.205         1.305          14,627
                                                                   2004      1.074         1.205               -
                                                                   2003      1.000         1.074               -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.203         1.302           4,729
                                                                   2004      1.067         1.203               -
                                                                   2003      1.000         1.067               -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.033               -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares

   (2/00)                                                          2005      0.962         0.991               -
                                                                   2004      0.878         0.962               -
                                                                   2003      0.651         0.878               -
                                                                   2002      0.929         0.651               -
                                                                   2001      1.000         0.929               -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.147         1.246          89,615
                                                                   2004      1.036         1.147          60,112
                                                                   2003      0.843         1.036               -
                                                                   2002      1.000         0.843               -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.770         2.217           60,250
                                                                   2004      1.444         1.770           12,110
                                                                   2003      1.000         1.444            1,599

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)       2005      1.082         1.172           17,880
                                                                   2004      0.929         1.082                -
                                                                   2003      0.715         0.929                -
                                                                   2002      0.894         0.715                -
                                                                   2001      1.000         0.894                -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)        2005      1.169         1.251          127,988
                                                                   2004      1.026         1.169           71,930
                                                                   2003      0.790         1.026                -
                                                                   2002      1.000         0.790                -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                   2005      0.994         1.019            6,064
                                                                   2004      0.930         0.994                -
                                                                   2003      0.760         0.930                -
                                                                   2002      0.937         0.760                -
                                                                   2001      1.000         0.937                -

   Diversified Strategic Income Portfolio (7/00)                   2005      1.181         1.190                -
                                                                   2004      1.126         1.181                -
                                                                   2003      1.025         1.126                -
                                                                   2002      0.995         1.025                -
                                                                   2001      1.000         0.995                -

   Equity Index Portfolio - Class II Shares (6/00)                 2005      0.946         0.969          283,227
                                                                   2004      0.873         0.946          169,018
                                                                   2003      0.695         0.873           46,366
                                                                   2002      0.912         0.695                -
                                                                   2001      1.000         0.912                -

   Fundamental Value Portfolio (6/00)                              2005      1.025         1.056            7,808
                                                                   2004      0.964         1.025                -
                                                                   2003      0.708         0.964                -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE                  NUMBER OF UNITS
                                                                   AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                        YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------  ----  ------------  -------------  ---------------
   Fundamental Value Portfolio  (continued)                  2002      0.915         0.708                -
                                                             2001      1.000         0.915                -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)          2005      0.869         0.957                -
                                                             2004      0.734         0.869                -
                                                             2003      0.554         0.734                -
                                                             2002      0.785         0.554                -
                                                             2001      1.000         0.785                -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)              2005      1.505         1.538           35,017
                                                             2004      1.333         1.505           32,700
                                                             2003      1.000         1.333            4,014

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                        2005      1.374         1.394           53,274
                                                             2004      1.242         1.374           31,692
                                                             2003      1.000         1.242            5,319

   Mid-Cap Value Portfolio (5/03)                            2005      1.532         1.629           66,229
                                                             2004      1.257         1.532           49,838
                                                             2003      1.000         1.257            5,215

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)       2005      1.119         1.122          225,080
                                                             2004      1.045         1.119          230,481
                                                             2003      1.000         1.045                -

   Total Return Portfolio - Administrative Class (5/01)      2005      1.187         1.195          160,259
                                                             2004      1.151         1.187           69,698
                                                             2003      1.115         1.151                -
                                                             2002      1.041         1.115                -
                                                             2001      1.000         1.041                -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)  2005      0.772         0.813                -
                                                             2004      0.730         0.772                -
                                                             2003      0.563         0.730                -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares  (continued)  2002      0.813         0.563               -
                                                                   2001      1.000         0.813               -

   Putnam VT International Equity Fund - Class IB Shares (5/01)    2005      1.046         1.153               -
                                                                   2004      0.916         1.046               -
                                                                   2003      0.725         0.916               -
                                                                   2002      0.897         0.725               -
                                                                   2001      1.000         0.897               -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)         2005      1.507         1.585          55,446
                                                                   2004      1.215         1.507           8,394
                                                                   2003      0.826         1.215               -
                                                                   2002      1.029         0.826               -
                                                                   2001      1.000         1.029               -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                   2005      1.006         1.029          91,691
                                                                   2004      0.946         1.006          69,554
                                                                   2003      0.692         0.946             867
                                                                   2002      0.940         0.692               -
                                                                   2001      1.000         0.940               -

   Investors Fund - Class I (1/01)                                 2005      0.991         1.038          12,123
                                                                   2004      0.914         0.991          11,028
                                                                   2003      0.703         0.914               -
                                                                   2002      0.929         0.703               -
                                                                   2001      1.000         0.929               -

   Small Cap Growth Fund - Class I (3/00)                          2005      0.990         1.021          47,768
                                                                   2004      0.875         0.990          19,847
                                                                   2003      0.598         0.875           3,414
                                                                   2002      0.933         0.598               -
                                                                   2001      1.000         0.933               -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                 2005      0.805         0.790               -
                                                                   2004      0.793         0.805               -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE                  NUMBER OF UNITS
                                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                  YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Smith Barney Dividend Strategy Portfolio  (continued)               2003      0.653         0.793               -
                                                                       2002      0.898         0.653               -
                                                                       2001      1.000         0.898               -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)     2005      0.873         0.912               -
                                                                       2004      0.864         0.873               -
                                                                       2003      0.655         0.864               -
                                                                       2002      0.910         0.655               -
                                                                       2001      1.000         0.910               -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)    2005      1.435         1.485               -
                                                                       2004      1.370         1.435               -
                                                                       2003      1.060         1.370               -
                                                                       2002      1.000         1.060               -

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005      1.283         1.314               -
                                                                       2004      1.243         1.283               -
                                                                       2003      1.037         1.243               -
                                                                       2002      1.000         1.037               -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005      1.503         1.574               -
                                                                       2004      1.388         1.503               -
                                                                       2003      1.073         1.388               -
                                                                       2002      1.000         1.073               -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005      1.421         1.446               -
                                                                       2004      1.354         1.421               -
                                                                       2003      1.068         1.354               -
                                                                       2002      1.000         1.068               -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005      0.877         0.938          19,283
                                                                       2004      0.838         0.877          12,441
                                                                       2003      0.660         0.838               -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE                  NUMBER OF UNITS
                                                                            AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                                 YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------------  ----  ------------  -------------  ---------------
   AIM Capital Appreciation Portfolio  (continued)                    2002      0.882         0.660               -
                                                                      2001      1.000         0.882               -

   Equity Income Portfolio (10/00)                                    2005      1.102         1.132         117,232
                                                                      2004      1.021         1.102         217,227
                                                                      2003      0.792         1.021           1,123
                                                                      2002      0.936         0.792               -
                                                                      2001      1.000         0.936               -

   Large Cap Portfolio (6/00)                                         2005      0.856         0.914          27,487
                                                                      2004      0.818         0.856          24,729
                                                                      2003      0.668         0.818          24,729
                                                                      2002      0.880         0.668               -
                                                                      2001      1.000         0.880               -

   Managed Allocation Series: Aggressive Portfolio (5/05)             2005      1.000         1.109               -

   Managed Allocation Series: Conservative Portfolio (7/05)           2005      1.007         1.020               -

   Managed Allocation Series: Moderate Portfolio (6/05)               2005      1.008         1.054          24,396

   Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)    2005      1.000         1.087          67,304

   Managed Allocation Series: Moderate-Conservative Portfolio (6/05)  2005      1.000         1.030           6,911

   Mercury Large Cap Core Portfolio (6/00)                            2005      0.861         0.948          24,001
                                                                      2004      0.756         0.861           4,740
                                                                      2003      0.635         0.756               -
                                                                      2002      0.863         0.635               -
                                                                      2001      1.000         0.863               -

   MFS Emerging Growth Portfolio (2/00)                               2005      0.759         0.736               -
                                                                      2004      0.685         0.759          14,735
                                                                      2003      0.540         0.685           4,808

                         CONDENSED FINANCIAL INFORMATION

                                                                 UNIT VALUE                  NUMBER OF UNITS
                                                                AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                     YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------  ----  ------------  -------------  ---------------
   MFS Emerging Growth Portfolio  (continued)             2002     0.835          0.540                -
                                                          2001     1.000          0.835                -

   MFS Mid Cap Growth Portfolio (3/02)                    2005     0.829          0.840           36,089
                                                          2004     0.740          0.829           18,766
                                                          2003     0.549          0.740            1,104
                                                          2002     1.000          0.549                -

   MFS Total Return Portfolio (7/00)                      2005     1.137          1.150          280,001
                                                          2004     1.038          1.137          366,021
                                                          2003     0.906          1.038            4,840
                                                          2002     0.973          0.906                -
                                                          2001     1.000          0.973                -

   MFS Value Portfolio (5/04)                             2005     1.120          1.171           40,963
                                                          2004     1.000          1.120           29,551

   Mondrian International Stock Portfolio (3/02)          2005     1.212          1.305           14,258
                                                          2004     1.066          1.212                -
                                                          2003     0.843          1.066                -
                                                          2002     1.000          0.843                -

   Pioneer Fund Portfolio (5/03)                          2005     1.326          1.381           18,377
                                                          2004     1.214          1.326           17,677
                                                          2003     1.000          1.214                -

   Pioneer Mid Cap Value Portfolio (7/05)                 2005     1.036          1.039            3,410

   Pioneer Strategic Income Portfolio (5/04)              2005     1.093          1.114           22,766
                                                          2004     1.000          1.093                -

   Strategic Equity Portfolio (6/00)                      2005     0.782          0.784           19,848
                                                          2004     0.722          0.782           19,856
                                                          2003     0.554          0.722            1,584
                                                          2002     0.849          0.554                -
                                                          2001     1.000          0.849                -

   Style Focus Series: Small Cap Growth Portfolio (6/05)  2005     1.027          1.114                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                  NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
   Style Focus Series: Small Cap Value Portfolio (5/05)         2005     1.000          1.110               -

   Travelers Managed Income Portfolio (7/00)                    2005     1.089          1.084               -
                                                                2004     1.077          1.089               -
                                                                2003     1.011          1.077               -
                                                                2002     1.007          1.011               -
                                                                2001     1.000          1.007               -

   Van Kampen Enterprise Portfolio (4/00)                       2005     0.807          0.854               -
                                                                2004     0.790          0.807               -
                                                                2003     0.640          0.790               -
                                                                2002     0.922          0.640               -
                                                                2001     1.000          0.922               -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)  2005     0.992          0.998          34,886
                                                                2004     0.998          0.992          12,693
                                                                2003     1.000          0.998               -

   Smith Barney Aggressive Growth Portfolio (3/00)              2005     0.862          0.946          10,956
                                                                2004     0.798          0.862               -
                                                                2003     0.604          0.798               -
                                                                2002     0.912          0.604               -
                                                                2001     1.000          0.912               -

   Smith Barney High Income Portfolio (8/00)                    2005     1.204          1.214               -
                                                                2004     1.109          1.204               -
                                                                2003     0.885          1.109               -
                                                                2002     0.931          0.885               -
                                                                2001     1.000          0.931               -

   Smith Barney International All Cap Growth Portfolio (3/00)   2005     0.876          0.961               -
                                                                2004     0.756          0.876               -
                                                                2003     0.604          0.756               -
                                                                2002     0.827          0.604               -
                                                                2001     1.000          0.827               -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE                  NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------   ----  ------------  -------------  ---------------
   Smith Barney Large Cap Value Portfolio (6/00)                 2005      0.906         0.948             -
                                                                 2004      0.833         0.906             -
                                                                 2003      0.664         0.833             -
                                                                 2002      0.906         0.664             -
                                                                 2001      1.000         0.906             -

   Smith Barney Large Capitalization Growth Portfolio (2/00)     2005      0.975         1.008             -
                                                                 2004      0.989         0.975             -
                                                                 2003      0.682         0.989             -
                                                                 2002      0.922         0.682             -
                                                                 2001      1.000         0.922             -

   Smith Barney Mid Cap Core Portfolio (4/00)                    2005      1.020         1.085             -
                                                                 2004      0.940         1.020             -
                                                                 2003      0.737         0.940             -
                                                                 2002      0.927         0.737             -
                                                                 2001      1.000         0.927             -

   Smith Barney Money Market Portfolio (2/00)                    2005      0.981         0.991             -
                                                                 2004      0.989         0.981             -
                                                                 2003      1.000         0.989             -
                                                                 2002      1.005         1.000             -
                                                                 2001      1.000         1.005             -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)             2005      0.738         0.783             -
                                                                 2004      0.702         0.738             -
                                                                 2003      0.561         0.702             -
                                                                 2002      0.845         0.561             -
                                                                 2001      1.000         0.845             -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005      1.083         1.116             -
                                                                 2004      0.953         1.083             -
                                                                 2003      0.683         0.953             -
                                                                 2002      0.935         0.683             -
                                                                 2001      1.000         0.935             -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE                  NUMBER OF UNITS
                                                                      AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR    OF YEAR      END OF YEAR     END OF YEAR
--------------------------------------------------------------  ----  ------------  -------------  ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005     1.199          1.376            6,188
                                                                2004     1.057          1.199                -
                                                                2003     0.838          1.057                -
                                                                2002     0.942          0.838                -
                                                                2001     1.000          0.942                -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005     1.422          1.650          164,487
                                                                2004     1.161          1.422          102,705
                                                                2003     0.855          1.161              710
                                                                2002     1.000          0.855                -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.80%

                                                                    UNIT VALUE AT                   NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                        YEAR       YEAR         END OF YEAR     END OF YEAR
----------------------------------------------------------   ----   -------------   -------------   ---------------
   Capital Appreciation Fund (3/02)                          2005      1.395           1.619                555
                                                             2004      1.188           1.395                  -
                                                             2003      0.968           1.188                  -
                                                             2002      1.000           0.968                  -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)            2005      1.229           1.276                  -
                                                             2004      1.183           1.229                  -
                                                             2003      0.963           1.183                  -
                                                             2002      1.000           0.963                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                    2005      1.362           1.399            544,546
                                                             2004      1.247           1.362            391,798
                                                             2003      0.960           1.247            132,792
                                                             2002      1.000           0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                    2005      1.222           1.378            118,538
                                                             2004      1.148           1.222            107,514
                                                             2003      0.948           1.148             56,579
                                                             2002      1.000           0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                2005      1.458           1.634          2,015,328
                                                             2004      1.308           1.458          1,380,219
                                                             2003      0.984           1.308            234,527
                                                             2002      1.000           0.984                  -

   Growth Fund - Class 2 Shares (2/00)                       2005      1.426           1.628          7,024,875
                                                             2004      1.291           1.426          5,178,708
                                                             2003      0.961           1.291          1,160,688
                                                             2002      1.000           0.961                  -

   Growth-Income Fund - Class 2 Shares (2/00)                2005      1.370           1.424          8,731,465
                                                             2004      1.263           1.370          6,778,127
                                                             2003      0.971           1.263          1,336,803
                                                             2002      1.000           0.971                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR     END OF YEAR
------------------------------------------------------------   ----   -------------   -------------   ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.708           1.798           20,885
                                                               2004        1.323           1.708                -
                                                               2003        1.005           1.323                -
                                                               2002        1.000           1.005                -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304          124,680
                                                               2004        1.074           1.205           31,763
                                                               2003        1.000           1.074                -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301          410,697
                                                               2004        1.067           1.203          266,973
                                                               2003        1.000           1.067                -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033           57,034

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.430           1.472          976,839
                                                               2004        1.306           1.430          808,014
                                                               2003        0.969           1.306          197,012
                                                               2002        1.000           0.969                -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352           1.468        1,104,163
                                                               2004        1.222           1.352          790,024
                                                               2003        0.994           1.222          124,736
                                                               2002        1.000           0.994                -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214          570,963
                                                               2004        1.444           1.769          330,772
                                                               2003        1.000           1.444           23,210

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.495           1.618        1,949,906
                                                               2004        1.284           1.495        1,314,117

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989            1.284             301,150
                                                               2002        1.000            0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444            1.544             296,634
                                                               2004        1.267            1.444             131,294
                                                               2003        0.977            1.267                   -
                                                               2002        1.000            0.977                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.277            1.308           2,972,829
                                                               2004        1.195            1.277           2,460,562
                                                               2003        0.977            1.195             722,211
                                                               2002        1.000            0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.162            1.171           2,762,355
                                                               2004        1.109            1.162           2,453,519
                                                               2003        1.010            1.109             528,297
                                                               2002        1.000            1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.314            1.345           1,418,018
                                                               2004        1.213            1.314           1,278,376
                                                               2003        0.967            1.213             406,638
                                                               2002        1.000            0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.398            1.439           5,197,570
                                                               2004        1.315            1.398           4,442,339
                                                               2003        0.966            1.315           1,059,002
                                                               2002        1.000            0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.540            1.694             112,445
                                                               2004        1.301            1.540             114,949
                                                               2003        0.983            1.301              44,257
                                                               2002        1.000            0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503            1.536              203,182
                                                               2004        1.332            1.503              145,543
                                                               2003        1.000            1.332                5,088

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373            1.393              389,577
                                                               2004        1.241            1.373              238,090
                                                               2003        1.000            1.241               66,009

   Mid-Cap Value Portfolio (5/03)                              2005        1.531            1.627              702,206
                                                               2004        1.256            1.531              306,285
                                                               2003        1.000            1.256               24,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118            1.121            1,993,633
                                                               2004        1.045            1.118            1,416,064
                                                               2003        1.000            1.045               74,524

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075            1.082            7,533,642
                                                               2004        1.044            1.075            6,051,109
                                                               2003        1.012            1.044            1,810,590
                                                               2002        1.000            1.012                    -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.313            1.383                    -
                                                               2004        1.242            1.313                    -
                                                               2003        0.958            1.242                    -
                                                               2002        1.000            0.958                    -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433            1.579              177,779
                                                               2004        1.255            1.433              171,189
                                                               2003        0.994            1.255               65,606
                                                               2002        1.000            0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780            1.871              582,766
                                                               2004        1.436            1.780              418,701

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977            1.436              213,538
                                                               2002        1.000            0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.395            1.425            1,554,598
                                                               2004        1.311            1.395            1,214,031
                                                               2003        0.960            1.311              481,537
                                                               2002        1.000            0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.351            1.413              595,208
                                                               2004        1.246            1.351              540,357
                                                               2003        0.959            1.246              165,806
                                                               2002        1.000            0.959                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.604            1.652              320,087
                                                               2004        1.418            1.604              277,758
                                                               2003        0.970            1.418               89,952
                                                               2002        1.000            0.970                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.186            1.163              435,580
                                                               2004        1.168            1.186              418,237
                                                               2003        0.963            1.168              148,659
                                                               2002        1.000            0.963                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.279            1.336               65,450
                                                               2004        1.266            1.279               40,772
                                                               2003        0.960            1.266                7,783
                                                               2002        1.000            0.960                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.311            1.355           11,592,316
                                                               2004        1.251            1.311            8,485,037
                                                               2003        0.969            1.251              737,993
                                                               2002        1.000            0.969                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.210            1.239           12,219,192
                                                               2004        1.173            1.210            9,675,598
                                                               2003        0.980            1.173              844,272
                                                               2002        1.000            0.980                    -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.347            1.410            4,034,650
                                                               2004        1.244            1.347            2,566,168
                                                               2003        0.963            1.244               44,526
                                                               2002        1.000            0.963                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.277            1.299            1,905,337
                                                               2004        1.218            1.277            1,615,751
                                                               2003        0.962            1.218              187,143
                                                               2002        1.000            0.962                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285            1.372              241,163
                                                               2004        1.228            1.285              239,422
                                                               2003        0.967            1.228               78,200
                                                               2002        1.000            0.967                    -

   Equity Income Portfolio (10/00)                             2005        1.333            1.367            2,251,097
                                                               2004        1.235            1.333            1,796,282
                                                               2003        0.958            1.235              304,490
                                                               2002        1.000            0.958                    -

   Large Cap Portfolio (6/00)                                  2005        1.238            1.322              392,678
                                                               2004        1.184            1.238              302,101
                                                               2003        0.967            1.184              153,454
                                                               2002        1.000            0.967                    -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.108               15,294

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.019                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008            1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000            1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000            1.030                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.318            1.451             109,359
                                                               2004        1.158            1.318             105,100
                                                               2003        0.973            1.158              32,716
                                                               2002        1.000            0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.364            1.323                   -
                                                               2004        1.232            1.364             384,779
                                                               2003        0.971            1.232             121,953
                                                               2002        1.000            0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.469            1.487             362,912
                                                               2004        1.311            1.469                   -
                                                               2003        0.974            1.311                   -
                                                               2002        1.000            0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.235            1.249           5,667,028
                                                               2004        1.128            1.235           4,150,019
                                                               2003        0.986            1.128           1,058,596
                                                               2002        1.000            0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.119            1.170             256,534
                                                               2004        1.000            1.119             172,176

Mondrian International Stock Portfolio (3/02)                  2005        1.438            1.547             557,621
                                                               2004        1.265            1.438             334,945
                                                               2003        1.001            1.265              19,795
                                                               2002        1.000            1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.325            1.379             375,239
                                                               2004        1.214            1.325             299,231
                                                               2003        1.000            1.214              27,826

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036            1.038                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093            1.113           1,101,817
                                                               2004        1.000            1.093             407,548

   Strategic Equity Portfolio (6/00)                           2005        1.366            1.369              83,666
                                                               2004        1.262            1.366              73,019
                                                               2003        0.970            1.262              35,436
                                                               2002        1.000            0.970                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027            1.114                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000            1.109                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.091            1.086           1,985,243
                                                               2004        1.080            1.091           1,728,934
                                                               2003        1.014            1.080             297,782
                                                               2002        1.000            1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.216            1.288              44,044
                                                               2004        1.192            1.216              41,436
                                                               2003        0.966            1.192              13,649
                                                               2002        1.000            0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992            0.997           1,113,589
                                                               2004        0.998            0.992             777,353
                                                               2003        1.000            0.998              16,215

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.357            1.488           7,703,478
                                                               2004        1.256            1.357           6,540,376
                                                               2003        0.951            1.256           1,914,647
                                                               2002        1.000            0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.369            1.379           3,497,691
                                                               2004        1.262            1.369           2,553,497
                                                               2003        1.007            1.262             630,255
                                                               2002        1.000            1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.429            1.568                   -
                                                               2004        1.234            1.429                   -
                                                               2003        0.986            1.234                   -
                                                               2002        1.000            0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.320            1.380                   -
                                                               2004        1.215            1.320                   -
                                                               2003        0.969            1.215                   -
                                                               2002        1.000            0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.352            1.397           1,613,404
                                                               2004        1.371            1.352           1,460,997
                                                               2003        0.946            1.371             455,784
                                                               2002        1.000            0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.350            1.436           1,845,829
                                                               2004        1.245            1.350           1,815,921
                                                               2003        0.977            1.245             752,823
                                                               2002        1.000            0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.979            0.989           1,126,678
                                                               2004        0.988            0.979           1,789,598
                                                               2003        1.000            0.988             487,386
                                                               2002        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.262            1.338             138,400
                                                               2004        1.200            1.262             113,944
                                                               2003        0.960            1.200              64,821
                                                               2002        1.000            0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.543            1.590             768,463
                                                               2004        1.359            1.543             729,454
                                                               2003        0.975            1.359             245,640
                                                               2002        1.000            0.975                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.416            1.625           2,874,374
                                                               2004        1.250            1.416           1,671,006
                                                               2003        0.992            1.250             320,164
                                                               2002        1.000            0.992                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.640            1.901           1,578,558
                                                               2004        1.339            1.640           1,219,522
                                                               2003        0.986            1.339             219,923
                                                               2002        1.000            0.986                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.117            1.297            69,464
                                                               2004        0.952            1.117            10,285
                                                               2003        0.777            0.952             5,296
                                                               2002        1.000            0.777             6,000

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.997            1.034            78,144
                                                               2004        0.960            0.997           119,229
                                                               2003        0.782            0.960           137,323
                                                               2002        1.142            0.782            12,403
                                                               2001        1.000            1.142                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.113            1.143           433,246

                                                               2004        1.019            1.113             206,918
                                                               2003        0.786            1.019             134,576
                                                               2002        1.000            0.786              70,619

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.034            1.166              95,999
                                                               2004        0.973            1.034              75,694
                                                               2003        0.803            0.973              40,191
                                                               2002        1.183            0.803               4,743
                                                               2001        1.000            1.183                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.473            1.649           1,392,866
                                                               2004        1.322            1.473             689,281
                                                               2003        0.995            1.322             338,279
                                                               2002        1.188            0.995             108,035
                                                               2001        1.000            1.188                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.362            1.553           5,108,335
                                                               2004        1.233            1.362           3,022,506
                                                               2003        0.918            1.233           1,910,413

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        1.238            0.918             519,111
                                                               2001        1.000            1.238               5,663

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.291            1.341           5,384,780
                                                               2004        1.191            1.291           3,748,375
                                                               2003        0.916            1.191           2,541,469
                                                               2002        1.143            0.916             825,826
                                                               2001        1.000            1.143               6,095

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.618            1.703             444,721
                                                               2004        1.255            1.618             282,289
                                                               2003        0.953            1.255             261,390
                                                               2002        1.000            0.953             110,495

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204            1.302             230,497
                                                               2004        1.074            1.204              45,466
                                                               2003        1.000            1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202            1.299             372,761
                                                               2004        1.067            1.202              73,290
                                                               2003        1.000            1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.032             360,823

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.267            1.303             828,548
                                                               2004        1.158            1.267             703,458
                                                               2003        0.859            1.158             247,570
                                                               2002        1.228            0.859              73,361
                                                               2001        1.000            1.228                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.144            1.242           1,920,497
                                                               2004        1.035            1.144             911,365

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Mutual Shares Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.842            1.035             482,403
                                                               2002        1.000            0.842             112,568

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.767            2.211             453,826
                                                               2004        1.444            1.767              74,045
                                                               2003        1.000            1.444               6,032

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.369            1.481           1,323,471
                                                               2004        1.177            1.369             672,403
                                                               2003        0.907            1.177             254,384
                                                               2002        1.134            0.907             136,180
                                                               2001        1.000            1.134                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.166            1.246             699,854
                                                               2004        1.024            1.166             204,395
                                                               2003        0.789            1.024              96,803
                                                               2002        1.000            0.789              58,188

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.202            1.231           2,791,436
                                                               2004        1.125            1.202           2,527,277
                                                               2003        0.920            1.125           2,308,725
                                                               2002        1.137            0.920             523,480
                                                               2001        1.000            1.137                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.197            1.205           1,763,130
                                                               2004        1.142            1.197           1,620,778
                                                               2003        1.041            1.142             729,132
                                                               2002        1.012            1.041             144,253
                                                               2001        1.000            1.012                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.180            1.208           2,001,890
                                                               2004        1.091            1.180           1,576,990
                                                               2003        0.870            1.091           1,068,257
                                                               2002        1.141            0.870             208,514
                                                               2001        1.000            1.141                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Fundamental Value Portfolio (6/00)                          2005        1.310            1.347            2,282,236
                                                               2004        1.233            1.310            2,104,693
                                                               2003        0.906            1.233            1,683,561
                                                               2002        1.173            0.906              528,533
                                                               2001        1.000            1.173                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.279            1.406              122,864
                                                               2004        1.081            1.279              131,294
                                                               2003        0.817            1.081              131,035
                                                               2002        1.158            0.817               43,642
                                                               2001        1.000            1.158                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.502            1.534              386,440
                                                               2004        1.332            1.502              112,428
                                                               2003        1.000            1.332              101,266

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.372            1.391              516,959
                                                               2004        1.241            1.372              439,996
                                                               2003        1.000            1.241                9,795

   Mid-Cap Value Portfolio (5/03)                              2005        1.529            1.625              891,248
                                                               2004        1.256            1.529              337,639
                                                               2003        1.000            1.256              171,217

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.117            1.119            2,555,183
                                                               2004        1.045            1.117              974,468
                                                               2003        1.000            1.045              233,173

   Total Return Portfolio - Administrative Class (5/01)        2005        1.140            1.146           12,289,203
                                                               2004        1.107            1.140           11,093,565
                                                               2003        1.074            1.107           10,441,947
                                                               2002        1.003            1.074            3,411,930
                                                               2001        1.000            1.003                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.167            1.228              33,342
                                                               2004        1.105            1.167             111,087
                                                               2003        0.853            1.105             111,092
                                                               2002        1.233            0.853              39,946
                                                               2001        1.000            1.233                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.323            1.458             188,294
                                                               2004        1.160            1.323             191,672
                                                               2003        0.919            1.160             186,378
                                                               2002        1.138            0.919              63,610
                                                               2001        1.000            1.138                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783            1.874             418,626
                                                               2004        1.439            1.783             396,956
                                                               2003        0.980            1.439             376,864
                                                               2002        1.221            0.980             182,271
                                                               2001        1.000            1.221                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.204            1.229           1,548,293
                                                               2004        1.132            1.204           1,643,520
                                                               2003        0.829            1.132           1,213,718
                                                               2002        1.127            0.829             482,311
                                                               2001        1.000            1.127               6,229

   Investors Fund - Class I (1/01)                             2005        1.205            1.261           1,014,142
                                                               2004        1.112            1.205           1,069,597
                                                               2003        0.856            1.112             738,841
                                                               2002        1.134            0.856             316,814
                                                               2001        1.000            1.134                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.329            1.369             467,037
                                                               2004        1.176            1.329             436,895
                                                               2003        0.805            1.176             267,896
                                                               2002        1.255            0.805              20,161
                                                               2001        1.000            1.255                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.008            0.988             274,180
                                                               2004        0.993            1.008             129,017
                                                               2003        0.819            0.993              60,101
                                                               2002        1.128            0.819              13,026
                                                               2001        1.000            1.128                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.146            1.196              44,833
                                                               2004        1.135            1.146              46,001
                                                               2003        0.861            1.135              33,703
                                                               2002        1.198            0.861              24,619
                                                               2001        1.000            1.198                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.432            1.480           2,931,737
                                                               2004        1.368            1.432           1,902,696
                                                               2003        1.060            1.368           1,000,414
                                                               2002        1.000            1.060             228,011

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.280            1.310           6,959,628
                                                               2004        1.242            1.280           4,117,282
                                                               2003        1.037            1.242           1,860,167
                                                               2002        1.000            1.037             367,255

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.500            1.569           1,001,500
                                                               2004        1.386            1.500             388,786
                                                               2003        1.073            1.386             193,380
                                                               2002        1.000            1.073              27,934

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.417            1.441             941,155
                                                               2004        1.353            1.417             596,551
                                                               2003        1.068            1.353             416,126
                                                               2002        1.000            1.068              43,322

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.196            1.277             190,318
                                                               2004        1.144            1.196             375,673
                                                               2003        0.901            1.144             277,176
                                                               2002        1.206            0.901              89,349
                                                               2001        1.000            1.206                   -

   Equity Income Portfolio (10/00)                             2005        1.326            1.360           2,433,988
                                                               2004        1.229            1.326           2,231,165
                                                               2003        0.955            1.229           1,497,940
                                                               2002        1.130            0.955             132,792
                                                               2001        1.000            1.130                   -

   Large Cap Portfolio (6/00)                                  2005        1.103            1.177             305,074
                                                               2004        1.055            1.103             587,004
                                                               2003        0.862            1.055             525,495
                                                               2002        1.138            0.862              71,115
                                                               2001        1.000            1.138                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.108               4,537

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.019              25,289

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008            1.053              49,057

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000            1.086              44,275

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000            1.030               4,434

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.145            1.259             382,840
                                                               2004        1.006            1.145             528,392
                                                               2003        0.846            1.006             438,531
                                                               2002        1.151            0.846              27,272
                                                               2001        1.000            1.151                   -

                         CONDENSED FINANCIAL INFORMATION

                                                             UNIT VALUE AT                     NUMBER OF UNITS
                                                             BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------     ----    -------------    -------------    ---------------
MFS Emerging Growth Portfolio (2/00)                 2005        1.104            1.070                  -
                                                     2004        0.997            1.104            180,941
                                                     2003        0.787            0.997            112,048
                                                     2002        1.219            0.787             33,294
                                                     2001        1.000            1.219                  -

MFS Mid Cap Growth Portfolio (3/02)                  2005        0.827            0.837            363,071
                                                     2004        0.738            0.827            197,288
                                                     2003        0.549            0.738             79,566
                                                     2002        1.000            0.549              6,056

MFS Total Return Portfolio (7/00)                    2005        1.258            1.271          5,187,440
                                                     2004        1.150            1.258          4,470,787
                                                     2003        1.005            1.150          3,403,681
                                                     2002        1.081            1.005            458,806
                                                     2001        1.000            1.081                  -

MFS Value Portfolio (5/04)                           2005        1.119            1.169            425,726
                                                     2004        1.000            1.119             22,370

Mondrian International Stock Portfolio (3/02)        2005        1.209            1.300            476,199
                                                     2004        1.064            1.209            377,856
                                                     2003        0.843            1.064             45,040
                                                     2002        1.000            0.843              7,884

Pioneer Fund Portfolio (5/03)                        2005        1.324            1.377            109,545
                                                     2004        1.213            1.324             68,258
                                                     2003        1.000            1.213             14,955

Pioneer Mid Cap Value Portfolio (7/05)               2005        1.036            1.038              2,664

Pioneer Strategic Income Portfolio (5/04)            2005        1.092            1.112          1,908,893
                                                     2004        1.000            1.092            828,053

Strategic Equity Portfolio (6/00)                    2005        1.054            1.056            229,625
                                                     2004        0.974            1.054            192,976
                                                     2003        0.749            0.974            137,627
                                                     2002        1.148            0.749             83,170
                                                     2001        1.000            1.148                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                    BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                       YEAR        YEAR          END OF YEAR      END OF YEAR
--------------------------------------------------------    ----    -------------    -------------    ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)    2005        1.027            1.113                8,406

   Style Focus Series: Small Cap Value Portfolio (5/05)     2005        1.000            1.109               15,029

   Travelers Managed Income Portfolio (7/00)                2005        1.057            1.052            3,723,014
                                                            2004        1.047            1.057            3,291,375
                                                            2003        0.984            1.047            2,134,736
                                                            2002        0.981            0.984              483,229
                                                            2001        1.000            0.981                    -

   Van Kampen Enterprise Portfolio (4/00)                   2005        1.041            1.102              258,617
                                                            2004        1.021            1.041              124,503
                                                            2003        0.828            1.021               78,814
                                                            2002        1.194            0.828                    -
                                                            2001        1.000            1.194                    -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                   2005        0.991            0.996              337,114
                                                            2004        0.998            0.991               90,836
                                                            2003        1.000            0.998                2,550

   Smith Barney Aggressive Growth Portfolio (3/00)          2005        1.143            1.253            3,688,212
                                                            2004        1.059            1.143            3,272,963
                                                            2003        0.802            1.059            2,216,985
                                                            2002        1.213            0.802              741,620
                                                            2001        1.000            1.213                5,724

   Smith Barney High Income Portfolio (8/00)                2005        1.337            1.347            1,752,598
                                                            2004        1.234            1.337            1,653,614
                                                            2003        0.985            1.234            1,341,664
                                                            2002        1.037            0.985              201,900
                                                            2001        1.000            1.037                    -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                   2005        1.234            1.354               28,486
                                                            2004        1.067            1.234               29,358
                                                            2003        0.853            1.067               29,538

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (continued)                                                  2002        1.169            0.853              11,018
                                                                2001        1.000            1.169                   -

   Smith Barney Large Cap Value Portfolio (6/00)                2005        1.097            1.147             133,892
                                                                2004        1.010            1.097             177,762
                                                                2003        0.806            1.010             188,000
                                                                2002        1.101            0.806             170,168
                                                                2001        1.000            1.101                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)    2005        1.245            1.286           1,397,017
                                                                2004        1.264            1.245           1,352,456
                                                                2003        0.872            1.264           1,110,282
                                                                2002        1.181            0.872             384,417
                                                                2001        1.000            1.181                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                   2005        1.352            1.437             576,586
                                                                2004        1.247            1.352             654,161
                                                                2003        0.979            1.247             544,924
                                                                2002        1.233            0.979             270,753
                                                                2001        1.000            1.233                   -

   Smith Barney Money Market Portfolio (2/00)                   2005        0.973            0.982           2,876,757
                                                                2004        0.983            0.973           3,211,212
                                                                2003        0.995            0.983           2,901,484
                                                                2002        1.000            0.995           2,395,570
                                                                2001        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)            2005        0.987            1.046             126,788
                                                                2004        0.940            0.987              96,939
                                                                2003        0.752            0.940              68,581
                                                                2002        1.134            0.752              28,027
                                                                2001        1.000            1.134                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                       2005        1.403            1.445             342,386
                                                                2004        1.236            1.403             292,379

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                  2003        0.887            1.236             145,645
                                                                2002        1.215            0.887              36,890
                                                                2001        1.000            1.215                   -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005        1.419            1.628           2,046,688
                                                                2004        1.254            1.419           1,366,552
                                                                2003        0.995            1.254             855,032
                                                                2002        1.119            0.995             157,173
                                                                2001        1.000            1.119                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005        1.418            1.643           1,993,749
                                                                2004        1.159            1.418           1,597,208
                                                                2003        0.854            1.159           1,203,368
                                                                2002        1.000            0.854             289,347

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                             2005        1.392            1.615               4,486
                                                                2004        1.187            1.392                   -
                                                                2003        0.968            1.187                   -
                                                                2002        1.000            0.968                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)               2005        1.227            1.272                   -
                                                                2004        1.182            1.227                   -
                                                                2003        0.963            1.182                   -
                                                                2002        1.000            0.963                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                       2005        1.359            1.395             230,939
                                                                2004        1.245            1.359             142,683
                                                                2003        0.960            1.245              17,683
                                                                2002        1.000            0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                       2005        1.220            1.374             250,328
                                                                2004        1.147            1.220             177,996
                                                                2003        0.948            1.147               2,282
                                                                2002        1.000            0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                   2005        1.455            1.629           1,319,621
                                                                2004        1.307            1.455             921,393
                                                                2003        0.984            1.307              21,601
                                                                2002        1.000            0.984                   -

   Growth Fund - Class 2 Shares (2/00)                          2005        1.423            1.623           5,346,859
                                                                2004        1.289            1.423           3,889,901
                                                                2003        0.961            1.289             197,129
                                                                2002        1.000            0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                   2005        1.367            1.419           5,705,950
                                                                2004        1.262            1.367           4,565,999
                                                                2003        0.971            1.262             218,397
                                                                2002        1.000            0.971                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)             2005        1.704            1.792             13,016
                                                                2004        1.322            1.704                  -
                                                                2003        1.005            1.322                  -
                                                                2002        1.000            1.005                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)      2005        1.203            1.301             80,130
                                                                2004        1.074            1.203             18,674
                                                                2003        1.000            1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)    2005        1.201            1.298            329,313
                                                                2004        1.067            1.201            111,046
                                                                2003        1.000            1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)     2005        1.000            1.032            148,649

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                                2005        1.427            1.467            453,034
                                                                2004        1.305            1.427            339,336
                                                                2003        0.969            1.305             21,966
                                                                2002        1.000            0.969                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)        2005        1.349            1.464            802,702
                                                                2004        1.221            1.349            435,422
                                                                2003        0.994            1.221             81,165
                                                                2002        1.000            0.994                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                                2005        1.766            2.208            673,885
                                                                2004        1.443            1.766            411,039
                                                                2003        1.000            1.443              6,116

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)    2005        1.492            1.613          1,509,203
                                                                2004        1.283            1.492            926,948

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                  2003        0.989            1.283              82,373
                                                                2002        1.000            0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)     2005        1.441            1.540             374,307
                                                                2004        1.266            1.441              96,370
                                                                2003        0.977            1.266                   -
                                                                2002        1.000            0.977                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                                2005        1.274            1.304           1,459,674
                                                                2004        1.194            1.274           1,164,526
                                                                2003        0.977            1.194             123,883
                                                                2002        1.000            0.977                   -

   Diversified Strategic Income Portfolio (7/00)                2005        1.160            1.167           1,465,999
                                                                2004        1.108            1.160           1,054,803
                                                                2003        1.010            1.108              52,594
                                                                2002        1.000            1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)              2005        1.311            1.341             537,104
                                                                2004        1.212            1.311             445,730
                                                                2003        0.967            1.212              55,919
                                                                2002        1.000            0.967                   -

   Fundamental Value Portfolio (6/00)                           2005        1.395            1.434           3,838,530
                                                                2004        1.314            1.395           3,058,014
                                                                2003        0.966            1.314             334,222
                                                                2002        1.000            0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)             2005        1.536            1.689             165,810
                                                                2004        1.300            1.536             160,198
                                                                2003        0.983            1.300               4,552
                                                                2002        1.000            0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                 2005        1.501            1.532             800,681
                                                                2004        1.331            1.501             609,594
                                                                2003        1.000            1.331              15,544

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                           2005        1.371            1.389             317,200
                                                                2004        1.240            1.371             265,274
                                                                2003        1.000            1.240              51,007

   Mid-Cap Value Portfolio (5/03)                               2005        1.528            1.623             704,796
                                                                2004        1.255            1.528             332,971
                                                                2003        1.000            1.255              75,311

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)          2005        1.116            1.118           2,083,403
                                                                2004        1.044            1.116           1,088,852
                                                                2003        1.000            1.044              52,544

   Total Return Portfolio - Administrative Class (5/01)         2005        1.073            1.079           5,404,293
                                                                2004        1.043            1.073           3,675,069
                                                                2003        1.012            1.043             267,269
                                                                2002        1.000            1.012                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)     2005        1.310            1.378                   -
                                                                2004        1.241            1.310                   -
                                                                2003        0.958            1.241                   -
                                                                2002        1.000            0.958                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                       2005        1.430            1.574              25,498
                                                                2004        1.254            1.430              23,260
                                                                2003        0.994            1.254              11,369
                                                                2002        1.000            0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)      2005        1.776            1.865             225,436
                                                                2004        1.434            1.776             137,545

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                  2003        0.977            1.434              17,932
                                                                2002        1.000            0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                                2005        1.392            1.421             596,811
                                                                2004        1.310            1.392             586,661
                                                                2003        0.960            1.310              78,881
                                                                2002        1.000            0.960                   -

   Investors Fund - Class I (1/01)                              2005        1.348            1.409             414,368
                                                                2004        1.245            1.348             297,333
                                                                2003        0.959            1.245              24,131
                                                                2002        1.000            0.959                   -

   Small Cap Growth Fund - Class I (3/00)                       2005        1.600            1.647             249,877
                                                                2004        1.417            1.600             216,754
                                                                2003        0.970            1.417              60,634
                                                                2002        1.000            0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)              2005        1.184            1.159             323,446
                                                                2004        1.167            1.184             285,896
                                                                2003        0.963            1.167              32,197
                                                                2002        1.000            0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                       2005        1.277            1.332              44,057
                                                                2004        1.265            1.277              10,160
                                                                2003        0.960            1.265                   -
                                                                2002        1.000            0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                      2005        1.308            1.351           7,129,582
                                                                2004        1.250            1.308           5,935,322
                                                                2003        0.969            1.250             958,749
                                                                2002        1.000            0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------     ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                            2005        1.207            1.235           6,346,991
                                                                2004        1.172            1.207           5,487,238
                                                                2003        0.979            1.172             616,544
                                                                2002        1.000            0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                            2005        1.344            1.405           2,502,833
                                                                2004        1.243            1.344           1,373,084
                                                                2003        0.963            1.243              33,002
                                                                2002        1.000            0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                                2005        1.275            1.295           1,443,302
                                                                2004        1.217            1.275           1,092,955
                                                                2003        0.962            1.217             162,388
                                                                2002        1.000            0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                    2005        1.282            1.368             274,059
                                                                2004        1.227            1.282             205,108
                                                                2003        0.967            1.227              24,489
                                                                2002        1.000            0.967                   -

   Equity Income Portfolio (10/00)                              2005        1.330            1.363             962,670
                                                                2004        1.234            1.330             701,393
                                                                2003        0.958            1.234              60,336
                                                                2002        1.000            0.958                   -

   Large Cap Portfolio (6/00)                                   2005        1.236            1.318             270,082
                                                                2004        1.182            1.236             193,842
                                                                2003        0.967            1.182                   -
                                                                2002        1.000            0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)       2005        1.000            1.108               9,909

   Managed Allocation Series: Conservative Portfolio (7/05)     2005        1.007            1.019             105,069

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Moderate Portfolio (6/05)            2005        1.008            1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                          2005        1.000            1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                                2005        1.000            1.030                   -

Mercury Large Cap Core Portfolio (6/00)                         2005        1.316            1.446              11,626
                                                                2004        1.157            1.316               7,738
                                                                2003        0.973            1.157                 396
                                                                2002        1.000            0.973                   -

MFS Emerging Growth Portfolio (2/00)                            2005        1.361            1.320                   -
                                                                2004        1.231            1.361             137,234
                                                                2003        0.971            1.231              70,268
                                                                2002        1.000            0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                             2005        1.466            1.483             135,843
                                                                2004        1.310            1.466                   -
                                                                2003        0.974            1.310                   -
                                                                2002        1.000            0.974                   -

MFS Total Return Portfolio (7/00)                               2005        1.233            1.245           4,028,230
                                                                2004        1.127            1.233           2,625,579
                                                                2003        0.986            1.127             154,112
                                                                2002        1.000            0.986                   -

MFS Value Portfolio (5/04)                                      2005        1.118            1.168             276,541
                                                                2004        1.000            1.118              79,566

Mondrian International Stock Portfolio (3/02)                   2005        1.435            1.542             238,939
                                                                2004        1.263            1.435             195,264
                                                                2003        1.001            1.263              49,152
                                                                2002        1.000            1.001                   -

Pioneer Fund Portfolio (5/03)                                   2005        1.322            1.375             239,006
                                                                2004        1.213            1.322             201,931
                                                                2003        1.000            1.213              72,653

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                       2005        1.036            1.038              12,269

   Pioneer Strategic Income Portfolio (5/04)                    2005        1.092            1.111             694,655
                                                                2004        1.000            1.092             320,293

   Strategic Equity Portfolio (6/00)                            2005        1.364            1.365              87,313
                                                                2004        1.261            1.364              73,485
                                                                2003        0.969            1.261                   -
                                                                2002        1.000            0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)        2005        1.027            1.113               4,564

   Style Focus Series: Small Cap Value Portfolio (5/05)         2005        1.000            1.109               4,598

   Travelers Managed Income Portfolio (7/00)                    2005        1.089            1.083           1,143,469
                                                                2004        1.079            1.089           1,119,058
                                                                2003        1.014            1.079              45,940
                                                                2002        1.000            1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                       2005        1.214            1.284             100,784
                                                                2004        1.191            1.214              95,663
                                                                2003        0.966            1.191              50,348
                                                                2002        1.000            0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                       2005        0.990            0.995             327,422
                                                                2004        0.998            0.990             202,208
                                                                2003        1.000            0.998              44,772

   Smith Barney Aggressive Growth Portfolio (3/00)              2005        1.354            1.483           4,097,054
                                                                2004        1.255            1.354           3,329,614
                                                                2003        0.951            1.255             456,033
                                                                2002        1.000            0.951                   -

   Smith Barney High Income Portfolio (8/00)                    2005        1.366            1.375           1,825,361
                                                                2004        1.260            1.366           1,428,316
                                                                2003        1.007            1.260             139,546
                                                                2002        1.000            1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                       2005        1.426            1.563                   -
                                                                2004        1.233            1.426                   -
                                                                2003        0.986            1.233                   -
                                                                2002        1.000            0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)                2005        1.317            1.376                   -
                                                                2004        1.213            1.317                   -
                                                                2003        0.969            1.213                   -
                                                                2002        1.000            0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)    2005        1.349            1.393           1,032,736
                                                                2004        1.370            1.349             877,426
                                                                2003        0.946            1.370             124,291
                                                                2002        1.000            0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                   2005        1.347            1.432             752,252
                                                                2004        1.244            1.347             725,410
                                                                2003        0.977            1.244             189,632
                                                                2002        1.000            0.977                   -

   Smith Barney Money Market Portfolio (2/00)                   2005        0.977            0.986             337,166
                                                                2004        0.987            0.977           1,014,806
                                                                2003        1.000            0.987             184,101
                                                                2002        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)            2005        1.259            1.334              44,573
                                                                2004        1.199            1.259              37,311
                                                                2003        0.960            1.199                   -
                                                                2002        1.000            0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                       2005        1.540            1.585             252,834
                                                                2004        1.358            1.540             236,806
                                                                2003        0.975            1.358               5,372
                                                                2002        1.000            0.975                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)               2005        1.413            1.620           1,924,423
                                                                2004        1.249            1.413           1,184,830
                                                                2003        0.992            1.249              36,767
                                                                2002        1.000            0.992                   -

   Mid Cap Portfolio - Service Class 2 (7/02)                   2005        1.636            1.895           1,628,696
                                                                2004        1.338            1.636           1,093,125
                                                                2003        0.986            1.338              38,544
                                                                2002        1.000            0.986                   -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.95%

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                             2005        1.391            1.612                -
                                                                2004        1.186            1.391                -
                                                                2003        0.968            1.186                -
                                                                2002        1.000            0.968                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)               2005        1.225            1.270                -
                                                                2004        1.181            1.225                -
                                                                2003        0.963            1.181                -
                                                                2002        1.000            0.963                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                       2005        1.358            1.393                -
                                                                2004        1.245            1.358                -
                                                                2003        0.960            1.245                -
                                                                2002        1.000            0.960                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                       2005        1.218            1.372                -
                                                                2004        1.147            1.218                -
                                                                2003        0.948            1.147                -
                                                                2002        1.000            0.948                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                   2005        1.454            1.626                -
                                                                2004        1.306            1.454                -
                                                                2003        0.984            1.306                -
                                                                2002        1.000            0.984                -

   Growth Fund - Class 2 Shares (2/00)                          2005        1.422            1.620            7,510
                                                                2004        1.289            1.422                -
                                                                2003        0.961            1.289                -
                                                                2002        1.000            0.961                -

   Growth-Income Fund - Class 2 Shares (2/00)                   2005        1.365            1.417                -
                                                                2004        1.261            1.365                -
                                                                2003        0.971            1.261                -
                                                                2002        1.000            0.971                -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)             2005        1.702            1.789            10,218
                                                                2004        1.321            1.702                 -
                                                                2003        1.005            1.321                 -
                                                                2002        1.000            1.005                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)      2005        1.203            1.299                 -
                                                                2004        1.074            1.203                 -
                                                                2003        1.000            1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)    2005        1.201            1.297                 -
                                                                2004        1.067            1.201                 -
                                                                2003        1.000            1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)     2005        1.000            1.032                 -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                                2005        1.425            1.465                 -
                                                                2004        1.304            1.425                 -
                                                                2003        0.969            1.304                 -
                                                                2002        1.000            0.969                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)        2005        1.348            1.462            24,185
                                                                2004        1.220            1.348                 -
                                                                2003        0.994            1.220                 -
                                                                2002        1.000            0.994                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                                2005        1.764            2.205             5,475
                                                                2004        1.443            1.764                 -
                                                                2003        1.000            1.443                 -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)    2005        1.490            1.610                 -
                                                                2004        1.282            1.490                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.282                   -
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.440           1.537               6,845
                                                               2004        1.265           1.440                   -
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.273           1.302                   -
                                                               2004        1.193           1.273                   -
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.159           1.166                   -
                                                               2004        1.107           1.159                   -
                                                               2003        1.010           1.107                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.310           1.339               8,273
                                                               2004        1.211           1.310                   -
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.394           1.432                   -
                                                               2004        1.313           1.394                   -
                                                               2003        0.966           1.313                   -
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.535           1.686                   -
                                                               2004        1.299           1.535                   -
                                                               2003        0.983           1.299                   -
                                                               2002        1.000           0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF  UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR         END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.500           1.529              6,970
                                                               2004        1.331           1.500                  -
                                                               2003        1.000           1.331                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.370           1.387                  -
                                                               2004        1.240           1.370                  -
                                                               2003        1.000           1.240                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.527           1.620                  -
                                                               2004        1.255           1.527                  -
                                                               2003        1.000           1.255                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.116                  -
                                                               2004        1.044           1.115                  -
                                                               2003        1.000           1.044                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.072           1.077              6,523
                                                               2004        1.042           1.072                  -
                                                               2003        1.012           1.042                  -
                                                               2002        1.000           1.012                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.309           1.376                  -
                                                               2004        1.240           1.309                  -
                                                               2003        0.958           1.240                  -
                                                               2002        1.000           0.958                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.428           1.572                  -
                                                               2004        1.253           1.428                  -
                                                               2003        0.994           1.253                  -
                                                               2002        1.000           0.994                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.774           1.863             11,803
                                                               2004        1.433           1.774                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.390           1.419                   -
                                                               2004        1.309           1.390                   -
                                                               2003        0.960           1.309                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.347           1.407                   -
                                                               2004        1.244           1.347                   -
                                                               2003        0.959           1.244                   -
                                                               2002        1.000           0.959                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.599           1.645              13,402
                                                               2004        1.416           1.599                   -
                                                               2003        0.970           1.416                   -
                                                               2002        1.000           0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.182           1.157                   -
                                                               2004        1.166           1.182                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.275           1.330                   -
                                                               2004        1.264           1.275                   -
                                                               2003        0.960           1.264                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.307           1.349             113,585
                                                               2004        1.249           1.307             134,665
                                                               2003        0.969           1.249                   -
                                                               2002        1.000           0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.206           1.233                -
                                                               2004        1.171           1.206                -
                                                               2003        0.979           1.171                -
                                                               2002        1.000           0.979                -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.343           1.403                -
                                                               2004        1.242           1.343                -
                                                               2003        0.963           1.242                -
                                                               2002        1.000           0.963                -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.274           1.293                -
                                                               2004        1.216           1.274                -
                                                               2003        0.962           1.216                -
                                                               2002        1.000           0.962                -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.281           1.366                -
                                                               2004        1.226           1.281                -
                                                               2003        0.967           1.226                -
                                                               2002        1.000           0.967                -

   Equity Income Portfolio (10/00)                             2005        1.329           1.361                -
                                                               2004        1.233           1.329                -
                                                               2003        0.958           1.233                -
                                                               2002        1.000           0.958                -

   Large Cap Portfolio (6/00)                                  2005        1.235           1.316                -
                                                               2004        1.182           1.235                -
                                                               2003        0.967           1.182                -
                                                               2002        1.000           0.967                -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.085                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                            2005        1.000           1.029                       -

Mercury Large Cap Core Portfolio (6/00)                     2005        1.314           1.444                       -
                                                            2004        1.156           1.314                       -
                                                            2003        0.973           1.156                       -
                                                            2002        1.000           0.973                       -

MFS Emerging Growth Portfolio (2/00)                        2005        1.360           1.318                       -
                                                            2004        1.230           1.360                       -
                                                            2003        0.971           1.230                       -
                                                            2002        1.000           0.971                       -

MFS Mid Cap Growth Portfolio (3/02)                         2005        1.465           1.481                   5,209
                                                            2004        1.309           1.465                       -
                                                            2003        0.974           1.309                       -
                                                            2002        1.000           0.974                       -

MFS Total Return Portfolio (7/00)                           2005        1.231           1.243                   2,888
                                                            2004        1.127           1.231                       -
                                                            2003        0.986           1.127                       -
                                                            2002        1.000           0.986                       -

MFS Value Portfolio (5/04)                                  2005        1.118           1.167                       -
                                                            2004        1.000           1.118                       -

Mondrian International Stock Portfolio (3/02)               2005        1.433           1.540                  16,456
                                                            2004        1.263           1.433                       -
                                                            2003        1.001           1.263                       -
                                                            2002        1.000           1.001                       -

Pioneer Fund Portfolio (5/03)                               2005        1.321           1.373                       -
                                                            2004        1.212           1.321                       -
                                                            2003        1.000           1.212                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                 -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.092           1.110                 -
                                                               2004        1.000           1.092                 -

   Strategic Equity Portfolio (6/00)                           2005        1.362           1.363                 -
                                                               2004        1.260           1.362                 -
                                                               2003        0.969           1.260                 -
                                                               2002        1.000           0.969                 -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.113                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                 -

   Travelers Managed Income Portfolio (7/00)                   2005        1.088           1.081                 -
                                                               2004        1.078           1.088                 -
                                                               2003        1.014           1.078                 -
                                                               2002        1.000           1.014                 -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.212           1.282                 -
                                                               2004        1.190           1.212                 -
                                                               2003        0.966           1.190                 -
                                                               2002        1.000           0.966                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.994                 -
                                                               2004        0.998           0.990                 -
                                                               2003        1.000           0.998                 -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.353           1.481                 -
                                                               2004        1.254           1.353                 -
                                                               2003        0.951           1.254                 -
                                                               2002        1.000           0.951                 -

   Smith Barney High Income Portfolio (8/00)                   2005        1.365           1.373                 -
                                                               2004        1.260           1.365                 -
                                                               2003        1.007           1.260                 -
                                                               2002        1.000           1.007                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.424           1.560                -
                                                               2004        1.232           1.424                -
                                                               2003        0.986           1.232                -
                                                               2002        1.000           0.986                -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.316           1.374                -
                                                               2004        1.213           1.316                -
                                                               2003        0.969           1.213                -
                                                               2002        1.000           0.969                -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.348           1.391                -
                                                               2004        1.369           1.348                -
                                                               2003        0.946           1.369                -
                                                               2002        1.000           0.946                -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.346           1.430                -
                                                               2004        1.243           1.346                -
                                                               2003        0.977           1.243                -
                                                               2002        1.000           0.977                -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.976           0.984                -
                                                               2004        0.987           0.976                -
                                                               2003        1.000           0.987                -
                                                               2002        1.000           1.000                -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.258           1.331                -
                                                               2004        1.198           1.258                -
                                                               2003        0.959           1.198                -
                                                               2002        1.000           0.959                -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.538           1.583                -
                                                               2004        1.357           1.538                -
                                                               2003        0.974           1.357                -
                                                               2002        1.000           0.974                -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.412           1.618                    -
                                                               2004        1.248           1.412                    -
                                                               2003        0.992           1.248                    -
                                                               2002        1.000           0.992                    -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.635           1.892               12,281
                                                               2004        1.337           1.635                    -
                                                               2003        0.986           1.337                    -
                                                               2002        1.000           0.986                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.00%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.389           1.610                    -
                                                               2004        1.186           1.389                    -
                                                               2003        0.968           1.186                    -
                                                               2002        1.000           0.968                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.224           1.268                    -
                                                               2004        1.181           1.224                    -
                                                               2003        0.963           1.181                    -
                                                               2002        1.000           0.963                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.356           1.391               12,305
                                                               2004        1.244           1.356                7,914
                                                               2003        0.960           1.244                    -
                                                               2002        1.000           0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.217           1.370                    -
                                                               2004        1.146           1.217                    -
                                                               2003        0.948           1.146                    -
                                                               2002        1.000           0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.452           1.624               63,624
                                                               2004        1.305           1.452               16,089
                                                               2003        0.984           1.305                    -
                                                               2002        1.000           0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.420           1.618              258,891
                                                               2004        1.288           1.420               59,168
                                                               2003        0.961           1.288                2,719
                                                               2002        1.000           0.961                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.364           1.415              229,631
                                                               2004        1.261           1.364               71,798
                                                               2003        0.971           1.261               16,467
                                                               2002        1.000           0.971                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.701           1.787                 705
                                                               2004        1.321           1.701                   -
                                                               2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.202           1.298                   -
                                                               2004        1.074           1.202                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.200           1.295              34,696
                                                               2004        1.067           1.200               9,982
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              77,214

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.424           1.463                   -
                                                               2004        1.303           1.424                   -
                                                               2003        0.969           1.303                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.347           1.459              76,699
                                                               2004        1.220           1.347              10,810
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.763           2.202              19,456
                                                               2004        1.442           1.763               1,778
                                                               2003        1.000           1.442                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.489           1.608              45,342
                                                               2004        1.281           1.489              29,054

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.281              24,859
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.438           1.535              17,765
                                                               2004        1.265           1.438               1,328
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.272           1.300              86,807
                                                               2004        1.193           1.272              21,342
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.158           1.164               2,316
                                                               2004        1.106           1.158               2,319
                                                               2003        1.010           1.106                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.308           1.337               3,148
                                                               2004        1.211           1.308               3,152
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.392           1.430              30,829
                                                               2004        1.312           1.392              15,869
                                                               2003        0.966           1.312                 832
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.533           1.684                   -
                                                               2004        1.298           1.533                   -
                                                               2003        0.983           1.298                   -
                                                               2002        1.000           0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.498           1.527               9,646
                                                               2004        1.330           1.498               2,221
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.369           1.385               4,107
                                                               2004        1.239           1.369                   -
                                                               2003        1.000           1.239                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.525           1.618              35,837
                                                               2004        1.255           1.525               6,621
                                                               2003        1.000           1.255                 574

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114           1.115             151,970
                                                               2004        1.044           1.114              61,268
                                                               2003        1.000           1.044              29,542

   Total Return Portfolio - Administrative Class (5/01)        2005        1.071           1.076             174,968
                                                               2004        1.042           1.071              31,435
                                                               2003        1.012           1.042              14,239
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.307           1.374                   -
                                                               2004        1.240           1.307                   -
                                                               2003        0.958           1.240                   -
                                                               2002        1.000           0.958                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.427           1.569                   -
                                                               2004        1.253           1.427                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773           1.860              14,298
                                                               2004        1.433           1.773                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
                       --------------                          ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.433                  -
                                                               2002        1.000           0.977                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.389           1.417                  -
                                                               2004        1.308           1.389                  -
                                                               2003        0.960           1.308                  -
                                                               2002        1.000           0.960                  -

   Investors Fund - Class I (1/01)                             2005        1.345           1.405              1,091
                                                               2004        1.243           1.345                  -
                                                               2003        0.958           1.243                  -
                                                               2002        1.000           0.958                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.597           1.642              2,886
                                                               2004        1.415           1.597              1,205
                                                               2003        0.970           1.415                  -
                                                               2002        1.000           0.970                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.181           1.156                  -
                                                               2004        1.166           1.181                  -
                                                               2003        0.963           1.166                  -
                                                               2002        1.000           0.963                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.274           1.328                  -
                                                               2004        1.263           1.274                  -
                                                               2003        0.960           1.263                  -
                                                               2002        1.000           0.960                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.305           1.347            238,315
                                                               2004        1.249           1.305            167,138
                                                               2003        0.969           1.249            152,451
                                                               2002        1.000           0.969                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.205           1.231             143,709
                                                               2004        1.171           1.205             146,527
                                                               2003        0.979           1.171              72,172
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.341           1.401             222,692
                                                               2004        1.241           1.341             202,906
                                                               2003        0.963           1.241                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.272           1.291                   -
                                                               2004        1.216           1.272                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279           1.364                   -
                                                               2004        1.226           1.279                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

   Equity Income Portfolio (10/00)                             2005        1.327           1.359                 938
                                                               2004        1.232           1.327                   -
                                                               2003        0.958           1.232                   -
                                                               2002        1.000           0.958                   -

   Large Cap Portfolio (6/00)                                  2005        1.233           1.314               3,521
                                                               2004        1.181           1.233               3,521
                                                               2003        0.967           1.181                 616
                                                               2002        1.000           0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107              23,645

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.052                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.085              11,903

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.029                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.313           1.442                   -
                                                               2004        1.156           1.313                   -
                                                               2003        0.973           1.156                   -
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.358           1.317                   -
                                                               2004        1.229           1.358               1,415
                                                               2003        0.971           1.229                   -
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.463           1.478               3,169
                                                               2004        1.308           1.463                   -
                                                               2003        0.974           1.308                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.230           1.242              54,528
                                                               2004        1.126           1.230               3,680
                                                               2003        0.986           1.126                 635
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.166              27,311
                                                               2004        1.000           1.118                   -

Mondrian International Stock Portfolio (3/02)                  2005        1.432           1.537               8,336
                                                               2004        1.262           1.432                   -
                                                               2003        1.001           1.262                   -
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.320           1.372                   -
                                                               2004        1.212           1.320                   -
                                                               2003        1.000           1.212                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.109              93,381
                                                               2004        1.000           1.091              34,210

   Strategic Equity Portfolio (6/00)                           2005        1.361           1.361                   -
                                                               2004        1.260           1.361                   -
                                                               2003        0.969           1.260                   -
                                                               2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.087           1.080              39,938
                                                               2004        1.078           1.087              22,533
                                                               2003        1.014           1.078               1,913
                                                               2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.211           1.280                   -
                                                               2004        1.190           1.211                   -
                                                               2003        0.966           1.190                   -
                                                               2002        1.000           0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.993               2,511
                                                               2004        0.998           0.989               2,514
                                                               2003        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.351           1.479              44,546
                                                               2004        1.254           1.351               2,707
                                                               2003        0.951           1.254                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.363           1.371              62,996
                                                               2004        1.259           1.363              40,792
                                                               2003        1.007           1.259                   -
                                                               2002        1.000           1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.423           1.558                   -
                                                               2004        1.231           1.423                   -
                                                               2003        0.986           1.231                   -
                                                               2002        1.000           0.986                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.314           1.372                   -
                                                               2004        1.212           1.314                   -
                                                               2003        0.969           1.212                   -
                                                               2002        1.000           0.969                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.346           1.388              10,438
                                                               2004        1.369           1.346               9,394
                                                               2003        0.946           1.369                   -
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.345           1.428              27,339
                                                               2004        1.242           1.345              14,742
                                                               2003        0.977           1.242                   -
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.975           0.983              48,266
                                                               2004        0.986           0.975              27,896
                                                               2003        1.000           0.986                   -
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.257           1.329                   -
                                                               2004        1.198           1.257                   -
                                                               2003        0.959           1.198                   -
                                                               2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.537           1.580                   -
                                                               2004        1.356           1.537                   -
                                                               2003        0.974           1.356                   -
                                                               2002        1.000           0.974                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.410           1.615             26,380
                                                               2004        1.247           1.410              2,113
                                                               2003        0.991           1.247                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.633           1.889             48,261
                                                               2004        1.336           1.633              8,965
                                                               2003        0.986           1.336                536
                                                               2002        1.000           0.986                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.111           1.287                -
                                                               2004        0.949           1.111                -
                                                               2003        0.775           0.949                -
                                                               2002        1.000           0.775                -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.991           1.025                -
                                                               2004        0.956           0.991                -
                                                               2003        0.780           0.956                -
                                                               2002        1.142           0.780                -
                                                               2001        1.000           1.142                -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.107           1.135                -
                                                               2004        1.016           1.107                -
                                                               2003        0.785           1.016                -
                                                               2002        1.000           0.785                -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.028           1.156            2,023
                                                               2004        0.968           1.028                -
                                                               2003        0.801           0.968                -
                                                               2002        1.182           0.801                -
                                                               2001        1.000           1.182                -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.463           1.635           92,526
                                                               2004        1.316           1.463           45,727
                                                               2003        0.993           1.316                -
                                                               2002        1.187           0.993                -
                                                               2001        1.000           1.187                -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.353           1.540          339,051
                                                               2004        1.227           1.353          224,757
                                                               2003        0.916           1.227           13,689

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Growth Fund - Class 2 Shares  (continued)                   2002        1.237           0.916                   -
                                                               2001        1.000           1.237                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.282           1.330             210,374
                                                               2004        1.186           1.282             141,724
                                                               2003        0.914           1.186              88,389
                                                               2002        1.143           0.914                   -
                                                               2001        1.000           1.143                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.609           1.690                   -
                                                               2004        1.250           1.609                   -
                                                               2003        0.952           1.250                   -
                                                               2002        1.000           0.952                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.297                   -
                                                               2004        1.074           1.201                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.294               6,383
                                                               2004        1.067           1.199               1,538
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.259           1.292              13,854
                                                               2004        1.153           1.259               7,904
                                                               2003        0.857           1.153                   -
                                                               2002        1.227           0.857                   -
                                                               2001        1.000           1.227                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.138           1.233             113,725
                                                               2004        1.031           1.138              62,851

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Mutual Shares Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.841           1.031                    -
                                                               2002        1.000           0.841                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.761           2.199               34,370
                                                               2004        1.442           1.761               27,878
                                                               2003        1.000           1.442                4,181

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.361           1.469               98,761
                                                               2004        1.172           1.361               66,369
                                                               2003        0.904           1.172               10,166
                                                               2002        1.134           0.904                    -
                                                               2001        1.000           1.134                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.160           1.237                5,511
                                                               2004        1.020           1.160                1,140
                                                               2003        0.788           1.020                    -
                                                               2002        1.000           0.788                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.194           1.220              119,527
                                                               2004        1.120           1.194               96,922
                                                               2003        0.918           1.120                    -
                                                               2002        1.136           0.918                    -
                                                               2001        1.000           1.136                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.189           1.195               62,261
                                                               2004        1.137           1.189               41,948
                                                               2003        1.039           1.137                    -
                                                               2002        1.011           1.039                    -
                                                               2001        1.000           1.011                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.173           1.198               32,169
                                                               2004        1.086           1.173               24,381
                                                               2003        0.867           1.086                    -
                                                               2002        1.141           0.867                    -
                                                               2001        1.000           1.141                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Fundamental Value Portfolio (6/00)                          2005        1.301           1.336             107,320
                                                               2004        1.227           1.301              78,557
                                                               2003        0.904           1.227                   -
                                                               2002        1.172           0.904                   -
                                                               2001        1.000           1.172                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.270           1.394                   -
                                                               2004        1.076           1.270                   -
                                                               2003        0.815           1.076                   -
                                                               2002        1.158           0.815                   -
                                                               2001        1.000           1.158                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.497           1.525              11,493
                                                               2004        1.330           1.497              11,540
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.368           1.383              70,546
                                                               2004        1.239           1.368              69,261
                                                               2003        1.000           1.239              71,566

   Mid-Cap Value Portfolio (5/03)                              2005        1.524           1.616              78,565
                                                               2004        1.254           1.524              66,625
                                                               2003        1.000           1.254              13,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.113           1.113             288,960
                                                               2004        1.043           1.113             171,050
                                                               2003        1.000           1.043              78,471

   Total Return Portfolio - Administrative Class (5/01)        2005        1.132           1.137             388,412
                                                               2004        1.102           1.132             164,259
                                                               2003        1.071           1.102                   -
                                                               2002        1.002           1.071                   -
                                                               2001        1.000           1.002                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.159           1.218                       -
                                                               2004        1.100           1.159                       -
                                                               2003        0.850           1.100                       -
                                                               2002        1.233           0.850                       -
                                                               2001        1.000           1.233                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.315           1.445                       -
                                                               2004        1.155           1.315                       -
                                                               2003        0.917           1.155                       -
                                                               2002        1.137           0.917                       -
                                                               2001        1.000           1.137                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.771           1.858                  34,614
                                                               2004        1.433           1.771                  15,588
                                                               2003        0.977           1.433                       -
                                                               2002        1.220           0.977                       -
                                                               2001        1.000           1.220                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.196           1.219                  30,618
                                                               2004        1.127           1.196                   9,549
                                                               2003        0.827           1.127                       -
                                                               2002        1.127           0.827                       -
                                                               2001        1.000           1.127                       -

   Investors Fund - Class I (1/01)                             2005        1.197           1.250                  18,740
                                                               2004        1.107           1.197                   9,435
                                                               2003        0.854           1.107                       -
                                                               2002        1.133           0.854                       -
                                                               2001        1.000           1.133                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.320           1.357                  57,267
                                                               2004        1.171           1.320                  56,224
                                                               2003        0.802           1.171                       -
                                                               2002        1.255           0.802                       -
                                                               2001        1.000           1.255                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.001           0.979                    -
                                                               2004        0.989           1.001                    -
                                                               2003        0.817           0.989                    -
                                                               2002        1.127           0.817                    -
                                                               2001        1.000           1.127                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.139           1.186                    -
                                                               2004        1.130           1.139                    -
                                                               2003        0.859           1.130                    -
                                                               2002        1.197           0.859                    -
                                                               2001        1.000           1.197                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.426           1.470              189,544
                                                               2004        1.365           1.426              159,891
                                                               2003        1.060           1.365               79,503
                                                               2002        1.000           1.060                    -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.274           1.301              421,372
                                                               2004        1.238           1.274              273,574
                                                               2003        1.037           1.238               34,419
                                                               2002        1.000           1.037                    -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.493           1.559              159,791
                                                               2004        1.382           1.493              130,088
                                                               2003        1.073           1.382                    -
                                                               2002        1.000           1.073                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.411           1.432               57,253
                                                               2004        1.349           1.411               24,670
                                                               2003        1.068           1.349                    -
                                                               2002        1.000           1.068                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.266                   -
                                                               2004        1.139           1.189                   -
                                                               2003        0.899           1.139                   -
                                                               2002        1.206           0.899                   -
                                                               2001        1.000           1.206                   -

   Equity Income Portfolio (10/00)                             2005        1.317           1.348              74,242
                                                               2004        1.224           1.317              52,584
                                                               2003        0.952           1.224              35,771
                                                               2002        1.129           0.952                   -
                                                               2001        1.000           1.129                   -

   Large Cap Portfolio (6/00)                                  2005        1.096           1.167                   -
                                                               2004        1.050           1.096                   -
                                                               2003        0.860           1.050                   -
                                                               2002        1.137           0.860                   -
                                                               2001        1.000           1.137                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052              14,308

   Managed Allocation Series: Moderate-Aggressive Portfolio

   (5/05)                                                      2005        1.000           1.085                   -

   Managed Allocation Series: Moderate-Conservative

   Portfolio (6/05)                                            2005        1.000           1.029                   -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.137           1.249              39,338
                                                               2004        1.002           1.137              33,831
                                                               2003        0.844           1.002                   -
                                                               2002        1.151           0.844                   -
                                                               2001        1.000           1.151                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                 --------------                             ----    -------------   ------------      ---------------
MFS Emerging Growth Portfolio (2/00)                        2005        1.096           1.063                   -
                                                            2004        0.993           1.096                   -
                                                            2003        0.785           0.993                   -
                                                            2002        1.218           0.785                   -
                                                            2001        1.000           1.218                   -

MFS Mid Cap Growth Portfolio (3/02)                         2005        0.822           0.830              10,540
                                                            2004        0.736           0.822              10,388
                                                            2003        0.548           0.736                   -
                                                            2002        1.000           0.548                   -

MFS Total Return Portfolio (7/00)                           2005        1.250           1.261              80,510
                                                            2004        1.144           1.250              46,257
                                                            2003        1.002           1.144              74,835
                                                            2002        1.080           1.002                   -
                                                            2001        1.000           1.080                   -

MFS Value Portfolio (5/04)                                  2005        1.117           1.165              19,960
                                                            2004        1.000           1.117               8,567

Mondrian International Stock Portfolio (3/02)               2005        1.202           1.290              47,848
                                                            2004        1.060           1.202              30,586
                                                            2003        0.842           1.060                   -
                                                            2002        1.000           0.842                   -

Pioneer Fund Portfolio (5/03)                               2005        1.319           1.370               2,908
                                                            2004        1.212           1.319               1,735
                                                            2003        1.000           1.212                   -

Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                   -

Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.108              52,692
                                                            2004        1.000           1.091              30,316

Strategic Equity Portfolio (6/00)                           2005        1.047           1.047                   -
                                                            2004        0.970           1.047                   -
                                                            2003        0.747           0.970                   -
                                                            2002        1.148           0.747                   -
                                                            2001        1.000           1.148                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.050           1.043             155,816
                                                               2004        1.042           1.050             117,811
                                                               2003        0.981           1.042                   -
                                                               2002        0.980           0.981                   -
                                                               2001        1.000           0.980                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.034           1.092                   -
                                                               2004        1.016           1.034                   -
                                                               2003        0.826           1.016                   -
                                                               2002        1.193           0.826                   -
                                                               2001        1.000           1.193                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.991              30,100
                                                               2004        0.997           0.989                   -
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.136           1.242             149,332
                                                               2004        1.054           1.136              92,170
                                                               2003        0.800           1.054                   -
                                                               2002        1.212           0.800                   -
                                                               2001        1.000           1.212                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.329           1.336              27,070
                                                               2004        1.228           1.329              18,983
                                                               2003        0.983           1.228                   -
                                                               2002        1.037           0.983                   -
                                                               2001        1.000           1.037                   -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.226           1.342                   -
                                                               2004        1.062           1.226                   -
                                                               2003        0.850           1.062                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney International All Cap Growth Portfolio
   (continued)                                                 2002        1.168           0.850                   -
                                                               2001        1.000           1.168                   -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.090           1.137                   -
                                                               2004        1.005           1.090                   -
                                                               2003        0.804           1.005                   -
                                                               2002        1.101           0.804                   -
                                                               2001        1.000           1.101                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.237           1.275             130,235
                                                               2004        1.258           1.237             112,011
                                                               2003        0.870           1.258                   -
                                                               2002        1.181           0.870                   -
                                                               2001        1.000           1.181                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.343           1.425              14,845
                                                               2004        1.241           1.343              14,847
                                                               2003        0.976           1.241                   -
                                                               2002        1.232           0.976                   -
                                                               2001        1.000           1.232                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.967           0.974             132,472
                                                               2004        0.978           0.967              32,120
                                                               2003        0.992           0.978                   -
                                                               2002        1.000           0.992                   -
                                                               2001        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.981           1.037                   -
                                                               2004        0.935           0.981                   -
                                                               2003        0.750           0.935                   -
                                                               2002        1.134           0.750                   -
                                                               2001        1.000           1.134                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.394           1.432              16,170
                                                               2004        1.231           1.394              15,034

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.885           1.231                    -
                                                               2002        1.215           0.885                    -
                                                               2001        1.000           1.215                    -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.410           1.614               18,005
                                                               2004        1.248           1.410               13,584
                                                               2003        0.992           1.248               13,584
                                                               2002        1.118           0.992                    -
                                                               2001        1.000           1.118                    -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.411           1.631               89,979
                                                               2004        1.155           1.411               46,989
                                                               2003        0.853           1.155                    -
                                                               2002        1.000           0.853                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.340           1.551                 159
                                                               2004        1.145           1.340                   -
                                                               2003        1.000           1.145                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.152           1.191                   -
                                                               2004        1.112           1.152                   -
                                                               2003        1.000           1.112                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.220           1.249               5,093
                                                               2004        1.120           1.220                   -
                                                               2003        1.000           1.120                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.159           1.304                   -
                                                               2004        1.093           1.159                   -
                                                               2003        1.000           1.093                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.319           1.474              33,810
                                                               2004        1.187           1.319              20,425
                                                               2003        1.000           1.187                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.266           1.440             495,689
                                                               2004        1.149           1.266             102,273
                                                               2003        1.000           1.149                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.239           1.284             278,103
                                                               2004        1.147           1.239             107,765
                                                               2003        1.000           1.147                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.470           1.543               1,987
                                                               2004        1.143           1.470                   -
                                                               2003        1.000           1.143                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.295                2,632
                                                               2004        1.074           1.201                    -
                                                               2003        1.000           1.074                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.293              118,685
                                                               2004        1.067           1.199                    -
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              141,388

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.302           1.336               21,578
                                                               2004        1.192           1.302               20,936
                                                               2003        1.000           1.192                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.232           1.334              156,547
                                                               2004        1.117           1.232               32,618
                                                               2003        1.000           1.117                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.542           1.924               26,812
                                                               2004        1.263           1.542                    -
                                                               2003        1.000           1.263                    -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.364           1.472              111,621
                                                               2004        1.175           1.364               10,115
                                                               2003        1.000           1.175                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.319           1.406              121,975
                                                               2004        1.161           1.319                    -
                                                               2003        1.000           1.161                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.192           1.218              25,336
                                                               2004        1.119           1.192                   -
                                                               2003        1.000           1.119                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.105           1.110              24,652
                                                               2004        1.057           1.105              45,255
                                                               2003        1.000           1.057                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.219           1.245              56,720
                                                               2004        1.130           1.219              54,008
                                                               2003        1.000           1.130                   -

   Fundamental Value Portfolio (6/00)                          2005        1.238           1.271              19,317
                                                               2004        1.169           1.238                   -
                                                               2003        1.000           1.169                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.347           1.478              33,744
                                                               2004        1.142           1.347                   -
                                                               2003        1.000           1.142                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320           1.344              44,697
                                                               2004        1.173           1.320               4,856
                                                               2003        1.000           1.173                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.258           1.272               5,316
                                                               2004        1.140           1.258                   -
                                                               2003        1.000           1.140                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.404           1.488              87,302
                                                               2004        1.156           1.404              16,199
                                                               2003        1.000           1.156                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.115             185,851
                                                               2004        1.046           1.115              10,245
                                                               2003        1.000           1.046                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Total Return Portfolio - Administrative Class (5/01)        2005        1.052           1.056            470,959
                                                               2004        1.024           1.052              4,979
                                                               2003        1.000           1.024                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.186           1.246                  -
                                                               2004        1.126           1.186                  -
                                                               2003        1.000           1.126                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.343           1.475                  -
                                                               2004        1.180           1.343                  -
                                                               2003        1.000           1.180                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.528           1.601                  -
                                                               2004        1.236           1.528                  -
                                                               2003        1.000           1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.241           1.264                  -
                                                               2004        1.170           1.241                  -
                                                               2003        1.000           1.170                  -

   Investors Fund - Class I (1/01)                             2005        1.240           1.293              5,937
                                                               2004        1.147           1.240                  -
                                                               2003        1.000           1.147                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.394           1.432                  -
                                                               2004        1.236           1.394                  -
                                                               2003        1.000           1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.115           1.090                  -
                                                               2004        1.101           1.115                  -
                                                               2003        1.000           1.101                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.160           1.207                  -
                                                               2004        1.151           1.160                  -
                                                               2003        1.000           1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.179           1.215            589,302
                                                               2004        1.129           1.179            241,112
                                                               2003        1.000           1.129                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.120           1.143            142,759
                                                               2004        1.089           1.120            102,335
                                                               2003        1.000           1.089                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.231           1.284             30,949
                                                               2004        1.140           1.231                  -
                                                               2003        1.000           1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.173           1.189             69,100
                                                               2004        1.122           1.173             23,773
                                                               2003        1.000           1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.185           1.262                  -
                                                               2004        1.136           1.185                  -
                                                               2003        1.000           1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.218           1.246             45,518
                                                               2004        1.132           1.218                  -
                                                               2003        1.000           1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.172           1.247              1,666
                                                               2004        1.123           1.172                  -
                                                               2003        1.000           1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                     NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                 PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                 --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                   -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.051                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.084                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                            2005        1.000           1.028                   -

Mercury Large Cap Core Portfolio (6/00)                     2005        1.236           1.357                   -
                                                            2004        1.090           1.236                   -
                                                            2003        1.000           1.090                   -

MFS Emerging Growth Portfolio (2/00)                        2005        1.220           1.183                   -
                                                            2004        1.105           1.220                   -
                                                            2003        1.000           1.105                   -

MFS Mid Cap Growth Portfolio (3/02)                         2005        1.264           1.276               6,041
                                                            2004        1.132           1.264                   -
                                                            2003        1.000           1.132                   -

MFS Total Return Portfolio (7/00)                           2005        1.177           1.187              96,384
                                                            2004        1.078           1.177               9,432
                                                            2003        1.000           1.078                   -

MFS Value Portfolio (5/04)                                  2005        1.117           1.164             125,223
                                                            2004        1.000           1.117                   -

Mondrian International Stock Portfolio (3/02)               2005        1.313           1.408               3,713
                                                            2004        1.158           1.313                   -
                                                            2003        1.000           1.158                   -

Pioneer Fund Portfolio (5/03)                               2005        1.226           1.273                   -
                                                            2004        1.127           1.226                   -
                                                            2003        1.000           1.127                   -

Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.107             119,462
                                                               2004        1.000           1.091                   -

   Strategic Equity Portfolio (6/00)                           2005        1.205           1.204                   -
                                                               2004        1.116           1.205                   -
                                                               2003        1.000           1.116                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.112                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.036           1.029              27,974
                                                               2004        1.029           1.036              21,513
                                                               2003        1.000           1.029                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.148           1.212                   -
                                                               2004        1.128           1.148                   -
                                                               2003        1.000           1.128                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.988           0.990              12,201
                                                               2004        0.997           0.988                   -
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.223           1.337             101,312
                                                               2004        1.136           1.223              12,861
                                                               2003        1.000           1.136                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.191           1.197             129,198
                                                               2004        1.101           1.191              58,956
                                                               2003        1.000           1.101                   -

   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.354           1.482                   -
                                                               2004        1.173           1.354                   -
                                                               2003        1.000           1.173                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.242           1.296                  -
                                                               2004        1.147           1.242                  -
                                                               2003        1.000           1.147                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.148           1.183              6,605
                                                               2004        1.169           1.148                  -
                                                               2003        1.000           1.169                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.252           1.328              3,622
                                                               2004        1.158           1.252                  -
                                                               2003        1.000           1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.982           0.989                  -
                                                               2004        0.994           0.982                  -
                                                               2003        1.000           0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.169           1.236                  -
                                                               2004        1.115           1.169                  -
                                                               2003        1.000           1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.397           1.436              2,459
                                                               2004        1.234           1.397                  -
                                                               2003        1.000           1.234                  -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.288           1.474            120,962
                                                               2004        1.141           1.288             21,572
                                                               2003        1.000           1.141                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.462           1.690             45,068
                                                               2004        1.198           1.462                  -
                                                               2003        1.000           1.198                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.15%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Capital Appreciation Fund (3/02)                            2005        1.385           1.602              106,587
                                                               2004        1.184           1.385               33,175
                                                               2003        0.968           1.184                    -
                                                               2002        1.000           0.968                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.220           1.262                    -
                                                               2004        1.179           1.220                    -
                                                               2003        0.963           1.179                    -
                                                               2002        1.000           0.963                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.352           1.384                    -
                                                               2004        1.242           1.352                    -
                                                               2003        0.960           1.242                    -
                                                               2002        1.000           0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.213           1.364               99,481
                                                               2004        1.144           1.213               91,022
                                                               2003        0.948           1.144                    -
                                                               2002        1.000           0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.448           1.616              642,170
                                                               2004        1.303           1.448              440,414
                                                               2003        0.984           1.303               55,238
                                                               2002        1.000           0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.416           1.611            1,532,708
                                                               2004        1.286           1.416            1,059,551
                                                               2003        0.960           1.286               99,932
                                                               2002        1.000           0.960                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.360           1.409            1,424,925
                                                               2004        1.259           1.360              945,214
                                                               2003        0.971           1.259               66,778
                                                               2002        1.000           0.971                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.696           1.779              297,881
                                                               2004        1.319           1.696              259,924
                                                               2003        1.005           1.319               37,864
                                                               2002        1.000           1.005                    -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.200           1.294               88,966
                                                               2004        1.073           1.200               73,133
                                                               2003        1.000           1.073                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.198           1.291              257,968
                                                               2004        1.067           1.198              139,483
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.030                    -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.420           1.456                    -
                                                               2004        1.301           1.420                    -
                                                               2003        0.969           1.301                    -
                                                               2002        1.000           0.969                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.342           1.453              273,728
                                                               2004        1.218           1.342              164,481
                                                               2003        0.994           1.218                6,136
                                                               2002        1.000           0.994                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.759           2.193              191,267
                                                               2004        1.441           1.759              141,585
                                                               2003        1.000           1.441               54,560

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.484           1.601              126,678
                                                               2004        1.279           1.484               93,506

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989           1.279                       -
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.434           1.528              377,836
                                                               2004        1.263           1.434              331,135
                                                               2003        0.976           1.263              124,930
                                                               2002        1.000           0.976                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.268           1.294                    -
                                                               2004        1.191           1.268                    -
                                                               2003        0.977           1.191                    -
                                                               2002        1.000           0.977                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.154           1.158                    -
                                                               2004        1.105           1.154                    -
                                                               2003        1.010           1.105                    -
                                                               2002        1.000           1.010                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.304           1.331              418,030
                                                               2004        1.209           1.304              393,773
                                                               2003        0.967           1.209              143,964
                                                               2002        1.000           0.967                    -

   Fundamental Value Portfolio (6/00)                          2005        1.388           1.423                    -
                                                               2004        1.310           1.388                    -
                                                               2003        0.966           1.310                    -
                                                               2002        1.000           0.966                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.529           1.676                    -
                                                               2004        1.296           1.529                    -
                                                               2003        0.983           1.296                    -
                                                               2002        1.000           0.983                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.495           1.521              145,348
                                                               2004        1.329           1.495              113,336
                                                               2003        1.000           1.329                    -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.365           1.380              279,776
                                                               2004        1.238           1.365              163,189
                                                               2003        1.000           1.238                6,050

   Mid-Cap Value Portfolio (5/03)                              2005        1.522           1.612              216,566
                                                               2004        1.253           1.522              114,516
                                                               2003        1.000           1.253                    -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.111           1.110              464,685
                                                               2004        1.043           1.111              214,161
                                                               2003        1.000           1.043                    -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.068           1.071            1,035,472
                                                               2004        1.040           1.068              714,714
                                                               2003        1.012           1.040               27,193
                                                               2002        1.000           1.012                    -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.303           1.368                    -
                                                               2004        1.238           1.303                    -
                                                               2003        0.958           1.238                    -
                                                               2002        1.000           0.958                    -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.422           1.562                3,198
                                                               2004        1.251           1.422                3,198
                                                               2003        0.994           1.251                    -
                                                               2002        1.000           0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.767           1.851              238,322
                                                               2004        1.431           1.767              203,643

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977           1.431               82,176
                                                               2002        1.000           0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.385           1.410              260,182
                                                               2004        1.306           1.385              267,262
                                                               2003        0.960           1.306               59,804
                                                               2002        1.000           0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.341           1.398              151,318
                                                               2004        1.241           1.341               70,944
                                                               2003        0.958           1.241                    -
                                                               2002        1.000           0.958                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.592           1.635              145,079
                                                               2004        1.413           1.592              156,147
                                                               2003        0.970           1.413                9,472
                                                               2002        1.000           0.970                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.178           1.150                    -
                                                               2004        1.164           1.178                    -
                                                               2003        0.963           1.164                    -
                                                               2002        1.000           0.963                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.270           1.322                    -
                                                               2004        1.261           1.270                    -
                                                               2003        0.960           1.261                    -
                                                               2002        1.000           0.960                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.301           1.341              143,582
                                                               2004        1.247           1.301               80,817
                                                               2003        0.969           1.247                    -
                                                               2002        1.000           0.969                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.201           1.226              23,153
                                                               2004        1.169           1.201              23,285
                                                               2003        0.979           1.169                   -
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.337           1.395                   -
                                                               2004        1.239           1.337                   -
                                                               2003        0.962           1.239                   -
                                                               2002        1.000           0.962                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.268           1.285                   -
                                                               2004        1.214           1.268                   -
                                                               2003        0.961           1.214                   -
                                                               2002        1.000           0.961                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.275           1.357             164,676
                                                               2004        1.224           1.275             122,713
                                                               2003        0.967           1.224               2,233
                                                               2002        1.000           0.967                   -

   Equity Income Portfolio (10/00)                             2005        1.323           1.353             284,705
                                                               2004        1.230           1.323             207,293
                                                               2003        0.958           1.230              36,353
                                                               2002        1.000           0.958                   -

   Large Cap Portfolio (6/00)                                  2005        1.230           1.308              27,397
                                                               2004        1.179           1.230              71,256
                                                               2003        0.967           1.179                   -
                                                               2002        1.000           0.967                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.051               45,691

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.084              244,231

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.028               38,806

Mercury Large Cap Core Portfolio (6/00)                        2005        1.309           1.435              100,404
                                                               2004        1.154           1.309               66,131
                                                               2003        0.973           1.154                    -
                                                               2002        1.000           0.973                    -

MFS Emerging Growth Portfolio (2/00)                           2005        1.354           1.313                    -
                                                               2004        1.227           1.354               12,107
                                                               2003        0.971           1.227                    -
                                                               2002        1.000           0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.459           1.472              158,902
                                                               2004        1.306           1.459               94,124
                                                               2003        0.974           1.306                9,691
                                                               2002        1.000           0.974                    -

MFS Total Return Portfolio (7/00)                              2005        1.226           1.236            1,333,686
                                                               2004        1.124           1.226            1,076,462
                                                               2003        0.986           1.124               63,220
                                                               2002        1.000           0.986                    -

MFS Value Portfolio (5/04)                                     2005        1.117           1.163               85,935
                                                               2004        1.000           1.117                9,859

Mondrian International Stock Portfolio (3/02)                  2005        1.428           1.530              220,015
                                                               2004        1.260           1.428              157,537
                                                               2003        1.001           1.260                    -
                                                               2002        1.000           1.001                    -

Pioneer Fund Portfolio (5/03)                                  2005        1.317           1.366               10,001
                                                               2004        1.211           1.317                3,791
                                                               2003        1.000           1.211                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
                    --------------                             ----    -------------   ------------      ---------------
   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.090           1.106             256,417
                                                               2004        1.000           1.090             103,830

   Strategic Equity Portfolio (6/00)                           2005        1.357           1.355              24,192
                                                               2004        1.258           1.357              23,249
                                                               2003        0.969           1.258                   -
                                                               2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.111                 270

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                 272

   Travelers Managed Income Portfolio (7/00)                   2005        1.083           1.075                   -
                                                               2004        1.076           1.083                   -
                                                               2003        1.014           1.076                   -
                                                               2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.207           1.274                   -
                                                               2004        1.188           1.207                   -
                                                               2003        0.966           1.188                   -
                                                               2002        1.000           0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987           0.989             154,164
                                                               2004        0.997           0.987              96,297
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.347           1.472                   -
                                                               2004        1.252           1.347                   -
                                                               2003        0.951           1.252                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.359           1.365              15,696
                                                               2004        1.257           1.359               7,657
                                                               2003        1.007           1.257                   -
                                                               2002        1.000           1.007                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (3/00)                                                      2005        1.418           1.551                -
                                                               2004        1.230           1.418                -
                                                               2003        0.986           1.230                -
                                                               2002        1.000           0.986                -

   Smith Barney Large Cap Value Portfolio (6/00)               2005        1.310           1.366                -
                                                               2004        1.210           1.310                -
                                                               2003        0.969           1.210                -
                                                               2002        1.000           0.969                -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.342           1.382                -
                                                               2004        1.366           1.342                -
                                                               2003        0.946           1.366                -
                                                               2002        1.000           0.946                -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.341           1.421                -
                                                               2004        1.240           1.341                -
                                                               2003        0.977           1.240                -
                                                               2002        1.000           0.977                -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.972           0.978                -
                                                               2004        0.985           0.972                -
                                                               2003        0.999           0.985                -
                                                               2002        1.000           0.999                -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.253           1.323                -
                                                               2004        1.196           1.253                -
                                                               2003        0.959           1.196                -
                                                               2002        1.000           0.959                -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                            2005        1.532           1.573                -
                                                               2004        1.354           1.532                -
                                                               2003        0.974           1.354                -
                                                               2002        1.000           0.974                -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (5/00)              2005        1.406           1.608             14,368
                                                               2004        1.246           1.406             15,205
                                                               2003        0.991           1.246                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (7/02)                  2005        1.628           1.881            434,766
                                                               2004        1.334           1.628            257,511
                                                               2003        0.986           1.334                  -
                                                               2002        1.000           0.986                  -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBernstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, the Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Neuberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, the PBHG Funds: PBHG Growth Fund - Advisor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, the Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

AIM Variable Insurance Funds, Inc.: AIM Premier Equity Fund - Series I is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

Travelers Series Fund Inc.: Smith Barney International All Cap Growth Portfolio is no longer available to new contract owners.

Travelers Series Fund Inc.: Smith Barney Large Cap Value Portfolio is no longer available to new contract owners.

AIM V.I. Premier Equity Fund is no longer available to new contract owners.

AllianceBernstein Large-Cap Growth Portfolio - Class B is no longer available to new contract owners.

Fixed Fund is no longer available to new contract owners.

Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares is no longer available to new contract owners.

Salomon Brothers Variable All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Variable Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen LIT Emerging Growth Portfolio - Class I Shares is no longer available to new contract owners.

                             VINTAGE II (SERIES II)

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.50%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.128           1.314               7,493
                                                               2004        0.958           1.128                   -
                                                               2003        0.779           0.958                   -
                                                               2002        1.000           0.779                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.124           1.158              26,385
                                                               2004        1.025           1.124              25,030
                                                               2003        0.787           1.025               3,941
                                                               2002        1.000           0.787                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.783           0.886              12,418
                                                               2004        0.734           0.783              12,938
                                                               2003        0.604           0.734                   -
                                                               2002        0.886           0.604                   -
                                                               2001        1.000           0.886                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.120           1.258             599,544
                                                               2004        1.002           1.120             354,206
                                                               2003        0.752           1.002              48,343
                                                               2002        0.894           0.752                   -
                                                               2001        1.000           0.894                   -


   Growth Fund - Class 2 Shares (2/00)                         2005        0.970           1.110           1,667,796
                                                               2004        0.875           0.970           1,107,265
                                                               2003        0.649           0.875             109,171
                                                               2002        0.872           0.649                   -
                                                               2001        1.000           0.872                   -
   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.093           1.140           1,455,115
                                                               2004        1.005           1.093           1,074,777
                                                               2003        0.771           1.005              64,249
                                                               2002        0.958           0.771                   -
                                                               2001        1.000           0.958                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.634           1.725                  -
                                                               2004        1.262           1.634                  -
                                                               2003        0.956           1.262                  -
                                                               2002        1.000           0.956                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.209           1.312                  -
                                                               2004        1.074           1.209                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.207           1.309             87,013
                                                               2004        1.068           1.207             55,627
                                                               2003        1.000           1.068                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.035             41,954

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.971           1.002            196,099
                                                               2004        0.884           0.971            108,496
                                                               2003        0.654           0.884                  -
                                                               2002        0.931           0.654                  -
                                                               2001        1.000           0.931                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.155           1.258            257,737
                                                               2004        1.041           1.155            152,523
                                                               2003        0.844           1.041             40,328
                                                               2002        1.000           0.844                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.778           2.232            125,111
                                                               2004        1.447           1.778             34,186
                                                               2003        1.000           1.447                664

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.092           1.185            358,603
                                                               2004        0.935           1.092            206,196

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.718           0.935               1,815
                                                               2002        0.895           0.718                   -
                                                               2001        1.000           0.895                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.177           1.263             205,466
                                                               2004        1.030           1.177              83,145
                                                               2003        0.791           1.030                   -
                                                               2002        1.000           0.791                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.003           1.030             658,853
                                                               2004        0.936           1.003             360,370
                                                               2003        0.763           0.936              21,107
                                                               2002        0.939           0.763                   -
                                                               2001        1.000           0.939                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.191           1.203             165,382
                                                               2004        1.133           1.191             153,517
                                                               2003        1.029           1.133               1,196
                                                               2002        0.996           1.029                   -
                                                               2001        1.000           0.996                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.954           0.980              60,653
                                                               2004        0.878           0.954              56,171
                                                               2003        0.698           0.878                   -
                                                               2002        0.913           0.698                   -
                                                               2001        1.000           0.913                   -

   Fundamental Value Portfolio (6/00)                          2005        1.034           1.068           1,252,208
                                                               2004        0.970           1.034             815,357
                                                               2003        0.710           0.970              30,172
                                                               2002        0.916           0.710                   -
                                                               2001        1.000           0.916                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.877           0.968               8,092
                                                               2004        0.739           0.877               6,396
                                                               2003        0.556           0.739               2,441
                                                               2002        0.786           0.556                   -
                                                               2001        1.000           0.786                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.511           1.548            111,698
                                                               2004        1.335           1.511             42,908
                                                               2003        1.000           1.335              2,150

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.380           1.404            144,845
                                                               2004        1.244           1.380            142,571
                                                               2003        1.000           1.244                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.538           1.640            192,963
                                                               2004        1.259           1.538             37,271
                                                               2003        1.000           1.259                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.124           1.130            637,239
                                                               2004        1.047           1.124            309,675
                                                               2003        1.000           1.047             19,465

   Total Return Portfolio - Administrative Class (5/01)        2005        1.197           1.208            855,028
                                                               2004        1.159           1.197            664,766
                                                               2003        1.120           1.159             57,268
                                                               2002        1.042           1.120                  -
                                                               2001        1.000           1.042                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.055           1.167                  -
                                                               2004        0.922           1.055                  -
                                                               2003        0.728           0.922                  -
                                                               2002        0.898           0.728                  -
                                                               2001        1.000           0.898                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.520           1.603             55,960
                                                               2004        1.223           1.520             14,805
                                                               2003        0.829           1.223              4,897
                                                               2002        1.030           0.829                  -
                                                               2001        1.000           1.030                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.015           1.041            112,651
                                                               2004        0.952           1.015             98,802
                                                               2003        0.695           0.952                  -
                                                               2002        0.941           0.695                  -
                                                               2001        1.000           0.941                  -

   Investors Fund - Class I (1/01)                             2005        1.000           1.049             79,363
                                                               2004        0.920           1.000             71,911
                                                               2003        0.705           0.920             14,535
                                                               2002        0.931           0.705                  -
                                                               2001        1.000           0.931                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.999           1.032             14,146
                                                               2004        0.881           0.999             10,016
                                                               2003        0.601           0.881              2,108
                                                               2002        0.934           0.601                  -
                                                               2001        1.000           0.934                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.812           0.799             77,344
                                                               2004        0.798           0.812             36,497
                                                               2003        0.656           0.798              3,387
                                                               2002        0.900           0.656                  -
                                                               2001        1.000           0.900                  -

   Smith Barney Premier Selections All Cap Growth
    Portfolio (5/01)                                           2005        0.881           0.923              2,029
                                                               2004        0.869           0.881              2,029
                                                               2003        0.657           0.869                  -
                                                               2002        0.911           0.657                  -
                                                               2001        1.000           0.911                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.443           1.497            804,209
                                                               2004        1.374           1.443            623,494
                                                               2003        1.061           1.374             14,867
                                                               2002        1.000           1.061                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.290           1.325           1,353,403
                                                               2004        1.247           1.290             915,145
                                                               2003        1.038           1.247             102,087
                                                               2002        1.000           1.038                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.512           1.587             612,686
                                                               2004        1.392           1.512             428,665
                                                               2003        1.074           1.392                   -
                                                               2002        1.000           1.074                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.429           1.457              20,388
                                                               2004        1.359           1.429              13,357
                                                               2003        1.069           1.359                 749
                                                               2002        1.000           1.069                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.885           0.948               4,221
                                                               2004        0.844           0.885               2,495
                                                               2003        0.662           0.844                   -
                                                               2002        0.883           0.662                   -
                                                               2001        1.000           0.883                   -

   Equity Income Portfolio (10/00)                             2005        1.112           1.145             144,301
                                                               2004        1.027           1.112             106,627
                                                               2003        0.795           1.027               1,236
                                                               2002        0.938           0.795                   -
                                                               2001        1.000           0.938                   -

   Large Cap Portfolio (6/00)                                  2005        0.864           0.925                   -
                                                               2004        0.823           0.864                   -
                                                               2003        0.670           0.823                   -
                                                               2002        0.881           0.670                   -
                                                               2001        1.000           0.881                   -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                   -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                   -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                   -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.032              17,473

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.869           0.959             130,617
                                                               2004        0.761           0.869              14,141
                                                               2003        0.637           0.761                 132
                                                               2002        0.864           0.637                   -
                                                               2001        1.000           0.864                   -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.766           0.743                   -
                                                               2004        0.689           0.766              30,876
                                                               2003        0.542           0.689                   -
                                                               2002        0.836           0.542                   -
                                                               2001        1.000           0.836                   -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.835           0.848              26,677
                                                               2004        0.743           0.835                   -
                                                               2003        0.550           0.743                   -
                                                               2002        1.000           0.550                   -

   MFS Total Return Portfolio (7/00)                           2005        1.147           1.163           1,651,026
                                                               2004        1.044           1.147           1,076,243
                                                               2003        0.910           1.044             134,780
                                                               2002        0.975           0.910                   -
                                                               2001        1.000           0.975                   -

   MFS Value Portfolio (5/04)                                  2005        1.121           1.176             140,928
                                                               2004        1.000           1.121              16,893

   Mondrian International Stock Portfolio (3/02)               2005        1.221           1.317              33,147
                                                               2004        1.071           1.221              36,442
                                                               2003        0.845           1.071                   -
                                                               2002        1.000           0.845                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Pioneer Fund Portfolio (5/03)                               2005        1.331           1.390              11,626
                                                               2004        1.216           1.331              10,551
                                                               2003        1.000           1.216                  64

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.037           1.040                   -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.095           1.118             156,421
                                                               2004        1.000           1.095              33,364

   Strategic Equity Portfolio (6/00)                           2005        0.789           0.793                   -
                                                               2004        0.727           0.789                   -
                                                               2003        0.556           0.727                   -
                                                               2002        0.850           0.556                   -
                                                               2001        1.000           0.850                   -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.116                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.112                   -

   Travelers Managed Income Portfolio (7/00)                   2005        1.098           1.097             110,157
                                                               2004        1.084           1.098             101,718
                                                               2003        1.015           1.084               1,150
                                                               2002        1.008           1.015                   -
                                                               2001        1.000           1.008                   -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.814           0.864                   -
                                                               2004        0.795           0.814                   -
                                                               2003        0.643           0.795                   -
                                                               2002        0.923           0.643                   -
                                                               2001        1.000           0.923                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.996           1.004              21,267
                                                               2004        0.999           0.996              44,674
                                                               2003        1.000           0.999                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.870           0.957           1,615,870
                                                               2004        0.803           0.870           1,064,925
                                                               2003        0.606           0.803              68,808

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        0.913           0.606                  -
                                                               2001        1.000           0.913                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.215           1.228            267,576
                                                               2004        1.116           1.215            198,065
                                                               2003        0.889           1.116             24,446
                                                               2002        0.932           0.889                  -
                                                               2001        1.000           0.932                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.984           1.020            106,624
                                                               2004        0.995           0.984            100,138
                                                               2003        0.684           0.995             16,090
                                                               2002        0.923           0.684                  -
                                                               2001        1.000           0.923                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.029           1.098            221,381
                                                               2004        0.946           1.029            206,573
                                                               2003        0.740           0.946             46,991
                                                               2002        0.929           0.740                  -
                                                               2001        1.000           0.929                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.990           1.002             20,026
                                                               2004        0.996           0.990            143,313
                                                               2003        1.004           0.996              4,691
                                                               2002        1.007           1.004                  -
                                                               2001        1.000           1.007                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.745           0.792             62,111
                                                               2004        0.706           0.745             43,996
                                                               2003        0.563           0.706                  -
                                                               2002        0.846           0.563                  -
                                                               2001        1.000           0.846                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.093           1.129             39,861
                                                               2004        0.959           1.093             34,142
                                                               2003        0.686           0.959                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        0.937           0.686                  -
                                                               2001        1.000           0.937                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.209           1.392            237,522
                                                               2004        1.064           1.209             62,969
                                                               2003        0.842           1.064                  -
                                                               2002        0.943           0.842                  -
                                                               2001        1.000           0.943                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.432           1.665            484,446
                                                               2004        1.166           1.432            270,065
                                                               2003        0.856           1.166              6,840
                                                               2002        1.000           0.856                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.55%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.127           1.311                  -
                                                               2004        0.957           1.127                  -
                                                               2003        0.778           0.957                  -
                                                               2002        1.000           0.778                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.122           1.156                  -
                                                               2004        1.025           1.122                  -
                                                               2003        0.787           1.025                  -
                                                               2002        1.000           0.787                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.663           0.749             17,737
                                                               2004        0.621           0.663             21,358
                                                               2003        0.511           0.621             28,250
                                                               2002        0.751           0.511             36,065
                                                               2001        0.924           0.751             37,053
                                                               2000        1.055           0.924             37,068

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.022           1.147             37,535
                                                               2004        0.914           1.022             37,544
                                                               2003        0.686           0.914             31,673
                                                               2002        0.817           0.686             40,766
                                                               2001        0.967           0.817             41,734
                                                               2000        1.334           0.967             31,450

   Growth Fund - Class 2 Shares (2/00)                         2005        1.073           1.228             17,583
                                                               2004        0.969           1.073             31,773
                                                               2003        0.719           0.969             27,545
                                                               2002        0.967           0.719             27,113
                                                               2001        1.200           0.967             20,474
                                                               2000        1.247           1.200              9,891

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.270           1.324             53,549
                                                               2004        1.169           1.270             52,842
                                                               2003        0.896           1.169             55,704
                                                               2002        1.115           0.896              8,489
                                                               2001        1.104           1.115                  -
                                                               2000        0.994           1.104                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.632           1.722                  -
                                                               2004        1.261           1.632                  -
                                                               2003        0.956           1.261                  -
                                                               2002        1.000           0.956                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.208           1.311                  -
                                                               2004        1.074           1.208                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.206           1.308              8,787
                                                               2004        1.067           1.206              7,889
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.868           0.895              6,626
                                                               2004        0.790           0.868              6,633
                                                               2003        0.585           0.790                  -
                                                               2002        0.833           0.585                  -
                                                               2001        0.998           0.833                  -
                                                               2000        1.355           0.998                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.153           1.256             61,444
                                                               2004        1.040           1.153             63,631
                                                               2003        0.844           1.040             65,759
                                                               2002        1.000           0.844                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.776           2.229              2,076
                                                               2004        1.446           1.776              2,082
                                                               2003        1.000           1.446              2,084

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.079           1.171              7,536
                                                               2004        0.925           1.079              7,538
                                                               2003        0.710           0.925              8,660
                                                               2002        0.886           0.710             12,719
                                                               2001        1.071           0.886             13,265
                                                               2000        1.057           1.071             11,090

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.176           1.260                  -
                                                               2004        1.029           1.176                  -
                                                               2003        0.791           1.029                  -
                                                               2002        1.000           0.791                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.032           1.060             16,184
                                                               2004        0.964           1.032             17,692
                                                               2003        0.786           0.964                  -
                                                               2002        0.968           0.786                  -
                                                               2001        1.024           0.968                  -
                                                               2000        1.035           1.024                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.226           1.238                  -
                                                               2004        1.166           1.226                  -
                                                               2003        1.060           1.166                  -
                                                               2002        1.027           1.060                  -
                                                               2001        1.011           1.027                  -
                                                               2000        1.010           1.011                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.857           0.880                  -
                                                               2004        0.790           0.857              3,911
                                                               2003        0.628           0.790              3,916
                                                               2002        0.822           0.628              5,111
                                                               2001        0.952           0.822              6,152
                                                               2000        1.075           0.952              6,152

   Fundamental Value Portfolio (6/00)                          2005        1.293           1.334             64,300
                                                               2004        1.214           1.293             66,822
                                                               2003        0.889           1.214             61,484
                                                               2002        1.147           0.889             20,824
                                                               2001        1.230           1.147             20,828
                                                               2000        1.099           1.230             16,815

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.446           0.492                 -
                                                               2004        0.376           0.446             4,174
                                                               2003        0.283           0.376             4,179
                                                               2002        0.400           0.283             5,460
                                                               2001        0.673           0.400             6,578
                                                               2000        1.000           0.673             6,578

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.510           1.546                 -
                                                               2004        1.334           1.510                 -
                                                               2003        1.000           1.334                 -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.379           1.402             1,706
                                                               2004        1.243           1.379                 -
                                                               2003        1.000           1.243                 -

   Mid-Cap Value Portfolio (5/03)                              2005        1.537           1.638                 -
                                                               2004        1.258           1.537                 -
                                                               2003        1.000           1.258                 -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.123           1.128             1,679
                                                               2004        1.047           1.123                 -
                                                               2003        1.000           1.047                 -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.207           1.217             8,970
                                                               2004        1.168           1.207             8,983
                                                               2003        1.130           1.168             8,992
                                                               2002        1.052           1.130             3,340
                                                               2001        1.000           1.052                 -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.005           1.111                 -
                                                               2004        0.879           1.005                 -
                                                               2003        0.694           0.879                 -
                                                               2002        0.856           0.694                 -
                                                               2001        1.000           0.856                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.602           1.689               -
                                                               2004        1.289           1.602               -
                                                               2003        0.875           1.289               -
                                                               2002        1.087           0.875               -
                                                               2001        1.000           1.087               -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.299           1.331               -
                                                               2004        1.218           1.299               -
                                                               2003        0.890           1.218               -
                                                               2002        1.206           0.890               -
                                                               2001        1.202           1.206               -
                                                               2000        1.194           1.202               -

   Investors Fund - Class I (1/01)                             2005        1.182           1.240               -
                                                               2004        1.088           1.182               -
                                                               2003        0.835           1.088               -
                                                               2002        1.102           0.835               -
                                                               2001        1.193           1.102               -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.280           1.322               -
                                                               2004        1.129           1.280               -
                                                               2003        0.770           1.129               -
                                                               2002        1.198           0.770               -
                                                               2001        1.312           1.198               -
                                                               2000        1.481           1.312               -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.791               -
                                                               2004        0.791           0.805               -
                                                               2003        0.650           0.791               -
                                                               2002        0.893           0.650               -
                                                               2001        1.000           0.893               -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.863           0.903               -
                                                               2004        0.852           0.863               -
                                                               2003        0.644           0.852               -
                                                               2002        0.894           0.644               -
                                                               2001        1.000           0.894               -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.442           1.494            17,662
                                                               2004        1.373           1.442            17,683
                                                               2003        1.061           1.373                 -
                                                               2002        1.000           1.061                 -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.289           1.323                 -
                                                               2004        1.246           1.289                 -
                                                               2003        1.038           1.246                 -
                                                               2002        1.000           1.038                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.510           1.584                 -
                                                               2004        1.391           1.510                 -
                                                               2003        1.074           1.391                 -
                                                               2002        1.000           1.074                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.427           1.455                 -
                                                               2004        1.358           1.427                 -
                                                               2003        1.069           1.358                 -
                                                               2002        1.000           1.069                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.864           0.925                 -
                                                               2004        0.824           0.864                 -
                                                               2003        0.647           0.824                 -
                                                               2002        0.863           0.647                 -
                                                               2001        1.000           0.863                 -

   Equity Income Portfolio (10/00)                             2005        1.185           1.219                 -
                                                               2004        1.095           1.185                 -
                                                               2003        0.848           1.095             1,373
                                                               2002        1.001           0.848             7,261
                                                               2001        1.089           1.001             7,274
                                                               2000        1.058           1.089                 -

   Large Cap Portfolio (6/00)                                  2005        0.715           0.765                 -
                                                               2004        0.681           0.715             5,924
                                                               2003        0.555           0.681            13,468

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Large Cap Portfolio  (continued)                            2002        0.730           0.555            15,294
                                                               2001        0.897           0.730            16,878
                                                               2000        1.048           0.897            16,886

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.110                 -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.021                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.055                 -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.088                 -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.032                 -

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.755           0.833                 -
                                                               2004        0.662           0.755                 -
                                                               2003        0.555           0.662                 -
                                                               2002        0.753           0.555                 -
                                                               2001        0.986           0.753                 -
                                                               2000        1.106           0.986                 -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.647           0.627                 -
                                                               2004        0.583           0.647             8,071
                                                               2003        0.458           0.583            12,511
                                                               2002        0.708           0.458            16,874
                                                               2001        1.126           0.708            17,697
                                                               2000        1.559           1.126            17,705

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.834           0.846             3,956
                                                               2004        0.742           0.834                 -
                                                               2003        0.550           0.742                 -
                                                               2002        1.000           0.550                 -

   MFS Total Return Portfolio (7/00)                           2005        1.326           1.345             9,243
                                                               2004        1.209           1.326             7,853
                                                               2003        1.053           1.209                 -
                                                               2002        1.129           1.053                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   MFS Total Return Portfolio  (continued)                     2001        1.147           1.129                 -
                                                               2000        1.025           1.147                 -

   MFS Value Portfolio (5/04)                                  2005        1.121           1.175                 -
                                                               2004        1.000           1.121                 -

   Mondrian International Stock Portfolio (3/02)               2005        1.219           1.315                 -
                                                               2004        1.070           1.219                 -
                                                               2003        0.845           1.070                 -
                                                               2002        1.000           0.845                 -

   Pioneer Fund Portfolio (5/03)                               2005        1.330           1.388             4,465
                                                               2004        1.216           1.330             4,469
                                                               2003        1.000           1.216                 -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.040                 -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.117                 -
                                                               2004        1.000           1.094                 -

   Strategic Equity Portfolio (6/00)                           2005        0.720           0.723            22,832
                                                               2004        0.663           0.720            22,836
                                                               2003        0.508           0.663            24,675
                                                               2002        0.777           0.508            39,639
                                                               2001        0.911           0.777            48,566
                                                               2000        1.107           0.911            37,107

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                 -

   Travelers Managed Income Portfolio (7/00)                   2005        1.207           1.205            11,617
                                                               2004        1.192           1.207                 -
                                                               2003        1.116           1.192                 -
                                                               2002        1.109           1.116                 -
                                                               2001        1.056           1.109                 -
                                                               2000        1.018           1.056                 -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.656           0.696            16,759
                                                               2004        0.641           0.656            16,759

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Van Kampen Enterprise Portfolio (continued)                 2003        0.519           0.641             16,759
                                                               2002        0.746           0.519             16,759
                                                               2001        0.962           0.746             16,759
                                                               2000        1.195           0.962             16,759

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.995           1.003                  -
                                                               2004        0.999           0.995                  -
                                                               2003        1.000           0.999                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.238           1.361             51,217
                                                               2004        1.143           1.238             51,222
                                                               2003        0.863           1.143             34,451
                                                               2002        1.302           0.863             19,990
                                                               2001        1.378           1.302              6,781
                                                               2000        1.490           1.378              4,445

   Smith Barney High Income Portfolio (8/00)                   2005        1.134           1.146              5,209
                                                               2004        1.043           1.134              5,214
                                                               2003        0.830           1.043                  -
                                                               2002        0.872           0.830                  -
                                                               2001        0.920           0.872                  -
                                                               2000        0.992           0.920                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.914           0.947                  -
                                                               2004        0.925           0.914                  -
                                                               2003        0.637           0.925                  -
                                                               2002        0.860           0.637             16,919
                                                               2001        0.998           0.860             16,933
                                                               2000        1.083           0.998             16,933

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.333           1.422              8,689
                                                               2004        1.226           1.333              8,689
                                                               2003        0.960           1.226              9,354
                                                               2002        1.205           0.960             12,931
                                                               2001        1.360           1.205             12,948
                                                               2000        1.224           1.360             11,658

   Smith Barney Money Market Portfolio (2/00)                  2005        1.052           1.065              4,914
                                                               2004        1.059           1.052              5,375

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Smith Barney Money Market Portfolio (continued)             2003        1.069           1.059               490
                                                               2002        1.072           1.069               949
                                                               2001        1.050           1.072               952
                                                               2000        1.011           1.050                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.704           0.749                 -
                                                               2004        0.668           0.704             2,675
                                                               2003        0.533           0.668             6,938
                                                               2002        0.802           0.533             7,766
                                                               2001        1.189           0.802             8,488
                                                               2000        1.699           1.189             8,492

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.100           1.136                 -
                                                               2004        0.966           1.100                 -
                                                               2003        0.691           0.966                 -
                                                               2002        0.944           0.691                 -
                                                               2001        1.000           0.944                 -

Variable Insurance Products Fund

   Contrafund<< Portfolio - Service Class (5/00)               2005        1.154           1.328            10,048
                                                               2004        1.017           1.154            10,052
                                                               2003        0.804           1.017            10,056
                                                               2002        0.902           0.804             4,865
                                                               2001        1.045           0.902             5,854
                                                               2000        1.112           1.045             5,854

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.430           1.662             8,258
                                                               2004        1.165           1.430             5,974
                                                               2003        0.856           1.165             5,974
                                                               2002        1.000           0.856                 -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.348           1.567                 -
                                                               2004        1.147           1.348                 -
                                                               2003        1.000           1.147                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.227           1.263            12,996
                                                               2004        1.122           1.227             4,346
                                                               2003        1.000           1.122                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.167           1.318                 -
                                                               2004        1.095           1.167                 -
                                                               2003        1.000           1.095                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.328           1.490             6,187
                                                               2004        1.189           1.328                 -
                                                               2003        1.000           1.189                 -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.274           1.456            62,804
                                                               2004        1.151           1.274            29,296
                                                               2003        1.000           1.151                 -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.247           1.298            57,744
                                                               2004        1.149           1.247            30,166
                                                               2003        1.000           1.149                 -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.480           1.560                 -
                                                               2004        1.145           1.480                 -
                                                               2003        1.000           1.145                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.308                 -
                                                               2004        1.074           1.207                 -
                                                               2003        1.000           1.074                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.305             23,642
                                                               2004        1.067           1.205             18,002
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.034                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.310           1.350              6,038
                                                               2004        1.194           1.310              5,064
                                                               2003        1.000           1.194                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.240           1.348              6,605
                                                               2004        1.119           1.240                  -
                                                               2003        1.000           1.119                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.552           1.945              3,560
                                                               2004        1.265           1.552                  -
                                                               2003        1.000           1.265                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.373           1.488             27,738
                                                               2004        1.177           1.373              4,847
                                                               2003        1.000           1.177                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.327           1.422                  -
                                                               2004        1.163           1.327                  -
                                                               2003        1.000           1.163                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.200           1.231             54,381
                                                               2004        1.121           1.200             47,733
                                                               2003        1.000           1.121                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.112           1.122              4,191
                                                               2004        1.059           1.112              3,063
                                                               2003        1.000           1.059                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----   -------------    -------------    ---------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.227           1.258                  -
                                                               2004        1.132           1.227                  -
                                                               2003        1.000           1.132                  -

   Fundamental Value Portfolio (6/00)                          2005        1.246           1.284             33,558
                                                               2004        1.171           1.246             24,946
                                                               2003        1.000           1.171                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.355           1.493                  -
                                                               2004        1.144           1.355                  -
                                                               2003        1.000           1.144                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.328           1.358                  -
                                                               2004        1.175           1.328                  -
                                                               2003        1.000           1.175                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.266           1.285              6,003
                                                               2004        1.142           1.266                  -
                                                               2003        1.000           1.142                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.413           1.504             19,207
                                                               2004        1.158           1.413                  -
                                                               2003        1.000           1.158                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127             22,356
                                                               2004        1.048           1.122                  -
                                                               2003        1.000           1.048                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.059           1.067             35,033
                                                               2004        1.026           1.059              3,258
                                                               2003        1.000           1.026                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.351           1.491                  -
                                                               2004        1.182           1.351                  -
                                                               2003        1.000           1.182                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.537           1.619                   2,121
                                                               2004        1.238           1.537                       -
                                                               2003        1.000           1.238                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.248           1.278                       -
                                                               2004        1.172           1.248                       -
                                                               2003        1.000           1.172                       -

   Investors Fund - Class I (1/01)                             2005        1.247           1.307                   5,929
                                                               2004        1.149           1.247                       -
                                                               2003        1.000           1.149                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.402           1.447                       -
                                                               2004        1.239           1.402                       -
                                                               2003        1.000           1.239                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.122           1.101                       -
                                                               2004        1.103           1.122                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.167           1.220                       -
                                                               2004        1.153           1.167                       -
                                                               2003        1.000           1.153                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.186           1.228                  98,845
                                                               2004        1.131           1.186                  84,029
                                                               2003        1.000           1.131                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.127           1.155                  81,936
                                                               2004        1.091           1.127                  38,331
                                                               2003        1.000           1.091                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.298                       -
                                                               2004        1.142           1.238                       -
                                                               2003        1.000           1.142                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.202                       -
                                                               2004        1.124           1.180                       -
                                                               2003        1.000           1.124                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.193           1.276                       -
                                                               2004        1.138           1.193                       -
                                                               2003        1.000           1.138                       -

   Equity Income Portfolio (10/00)                             2005        1.226           1.260                   1,775
                                                               2004        1.134           1.226                       -
                                                               2003        1.000           1.134                       -

   Large Cap Portfolio (6/00)                                  2005        1.179           1.260                   3,224
                                                               2004        1.125           1.179                       -
                                                               2003        1.000           1.125                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                  11,973

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.244           1.371                       -
                                                               2004        1.091           1.244                       -
                                                               2003        1.000           1.091                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   MFS Emerging Growth Portfolio (2/00)                        2005        1.228           1.191                       -
                                                               2004        1.107           1.228                       -
                                                               2003        1.000           1.107                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.272           1.290                       -
                                                               2004        1.134           1.272                       -
                                                               2003        1.000           1.134                       -

   MFS Total Return Portfolio (7/00)                           2005        1.185           1.200                  11,550
                                                               2004        1.080           1.185                       -
                                                               2003        1.000           1.080                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.173                   8,558
                                                               2004        1.000           1.120                       -

   Mondrian International Stock Portfolio (3/02)               2005        1.321           1.423                  10,672
                                                               2004        1.160           1.321                       -
                                                               2003        1.000           1.160                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.234           1.286                       -
                                                               2004        1.129           1.234                       -
                                                               2003        1.000           1.129                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.094           1.115                   6,653
                                                               2004        1.000           1.094                       -

   Strategic Equity Portfolio (6/00)                           2005        1.213           1.217                       -
                                                               2004        1.118           1.213                       -
                                                               2003        1.000           1.118                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.115                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.111                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.043           1.040                  15,500
                                                               2004        1.031           1.043                  17,272
                                                               2003        1.000           1.031                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.155           1.225                   1,419
                                                               2004        1.130           1.155                       -
                                                               2003        1.000           1.130                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.230           1.351                  37,603
                                                               2004        1.138           1.230                  11,227
                                                               2003        1.000           1.138                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.198           1.210                       -
                                                               2004        1.103           1.198                       -
                                                               2003        1.000           1.103                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.156           1.196                       -
                                                               2004        1.171           1.156                       -
                                                               2003        1.000           1.171                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.260           1.343                   5,217
                                                               2004        1.160           1.260                   5,219
                                                               2003        1.000           1.160                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.988           0.999                  21,906
                                                               2004        0.996           0.988                  19,959
                                                               2003        1.000           0.996                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.176           1.249                       -
                                                               2004        1.117           1.176                       -
                                                               2003        1.000           1.117                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406           1.451                   1,274
                                                               2004        1.237           1.406                       -
                                                               2003        1.000           1.237                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.297           1.490                  24,118
                                                               2004        1.143           1.297                   5,023
                                                               2003        1.000           1.143                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.471           1.708                  14,767
                                                               2004        1.200           1.471                       -
                                                               2003        1.000           1.200                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.70%

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -----------         -----------------
   Capital Appreciation Fund (3/02)                            2005        1.398           1.624                       -
                                                               2004        1.189           1.398                       -
                                                               2003        0.969           1.189                       -
                                                               2002        1.000           0.969                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.365           1.403                  82,201
                                                               2004        1.248           1.365                  66,221
                                                               2003        0.960           1.248                  55,990
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.224           1.383                  22,639
                                                               2004        1.150           1.224                  29,427
                                                               2003        0.948           1.150                  28,838
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.461           1.639                 236,271
                                                               2004        1.309           1.461                 197,563
                                                               2003        0.985           1.309                 144,510
                                                               2002        1.000           0.985                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.429           1.633                 811,971
                                                               2004        1.292           1.429                 841,707
                                                               2003        0.961           1.292                 674,663
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.372           1.428               1,334,060
                                                               2004        1.265           1.372               1,302,700
                                                               2003        0.971           1.265               1,117,921
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.711           1.803                       -
                                                               2004        1.325           1.711                       -
                                                               2003        1.005           1.325                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.206           1.306                  13,365
                                                               2004        1.074           1.206                   1,394
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.204           1.304                  44,116
                                                               2004        1.067           1.204                  32,153
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.433           1.476                 175,725
                                                               2004        1.307           1.433                 250,989
                                                               2003        0.969           1.307                 158,368
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.355           1.473                 182,584
                                                               2004        1.223           1.355                 169,564
                                                               2003        0.994           1.223                 140,562
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.772           2.220                  17,251
                                                               2004        1.445           1.772                  10,971
                                                               2003        1.000           1.445                     688

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.498           1.623                 404,959
                                                               2004        1.285           1.498                 410,113
                                                               2003        0.989           1.285                 327,983
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.447           1.549                  36,260
                                                               2004        1.269           1.447                  13,744

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.269                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.280           1.312                 831,271
                                                               2004        1.196           1.280                 916,257
                                                               2003        0.977           1.196                 671,165
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.165           1.174                 463,407
                                                               2004        1.110           1.165                 463,361
                                                               2003        1.010           1.110                 323,056
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.316           1.349                 440,113
                                                               2004        1.214           1.316                 429,756
                                                               2003        0.967           1.214                 298,686
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.401           1.443                 718,960
                                                               2004        1.316           1.401                 762,092
                                                               2003        0.966           1.316                 544,691
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.543           1.699                   4,479
                                                               2004        1.302           1.543                  29,032
                                                               2003        0.983           1.302                  27,299
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.506           1.540                       -
                                                               2004        1.333           1.506                       -
                                                               2003        1.000           1.333                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.376           1.396                  24,265
                                                               2004        1.242           1.376                   2,317
                                                               2003        1.000           1.242                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.533           1.631                   7,987
                                                               2004        1.257           1.533                   7,990
                                                               2003        1.000           1.257                  37,875

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.120           1.124                 132,437
                                                               2004        1.046           1.120                  64,766
                                                               2003        1.000           1.046                  11,362

   Total Return Portfolio - Administrative Class (5/01)        2005        1.078           1.085               1,550,550
                                                               2004        1.045           1.078               1,513,961
                                                               2003        1.012           1.045               1,146,936
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.436           1.584                  68,481
                                                               2004        1.257           1.436                  91,495
                                                               2003        0.994           1.257                  63,026
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783           1.877                 149,542
                                                               2004        1.437           1.783                 141,908
                                                               2003        0.977           1.437                  92,122
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.397           1.430                 271,882
                                                               2004        1.312           1.397                 286,755
                                                               2003        0.960           1.312                 272,909
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.353           1.418                 196,783
                                                               2004        1.247           1.353                 212,149
                                                               2003        0.959           1.247                 120,729
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.607           1.657                  76,407
                                                               2004        1.420           1.607                 100,927
                                                               2003        0.970           1.420                  86,086
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.188           1.166                 104,305
                                                               2004        1.169           1.188                 109,777
                                                               2003        0.963           1.169                  95,035
                                                               2002        1.000           0.963                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.282           1.340                   8,020
                                                               2004        1.267           1.282                       -
                                                               2003        0.960           1.267                       -
                                                               2002        1.000           0.960                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.313           1.359                 557,730
                                                               2004        1.253           1.313                 509,181
                                                               2003        0.969           1.253                 490,637
                                                               2002        1.000           0.969                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.212           1.243                 769,999
                                                               2004        1.174           1.212                 841,302
                                                               2003        0.980           1.174                 306,044
                                                               2002        1.000           0.980                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.350           1.414                 245,996
                                                               2004        1.245           1.350                 197,082
                                                               2003        0.963           1.245                 151,687
                                                               2002        1.000           0.963                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.280           1.303                 105,858
                                                               2004        1.220           1.280                 102,611
                                                               2003        0.962           1.220                  62,307
                                                               2002        1.000           0.962                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.287           1.376                  57,605
                                                               2004        1.229           1.287                  59,808
                                                               2003        0.967           1.229                  36,030
                                                               2002        1.000           0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR            END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Equity Income Portfolio (10/00)                             2005        1.335           1.372                 666,567
                                                               2004        1.236           1.335                 788,266
                                                               2003        0.958           1.236                 636,759
                                                               2002        1.000           0.958                       -

   Large Cap Portfolio (6/00)                                  2005        1.241           1.326                  47,779
                                                               2004        1.185           1.241                  47,608
                                                               2003        0.967           1.185                  43,368
                                                               2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.031                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.321           1.455                  33,676
                                                               2004        1.159           1.321                  34,564
                                                               2003        0.973           1.159                  30,330
                                                               2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.367           1.326                       -
                                                               2004        1.233           1.367                  50,357
                                                               2003        0.971           1.233                  40,047
                                                               2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.472           1.492                  27,340
                                                               2004        1.313           1.472                       -
                                                               2003        0.974           1.313                       -
                                                               2002        1.000           0.974                       -

   MFS Total Return Portfolio (7/00)                           2005        1.238           1.253                 832,099
                                                               2004        1.130           1.238                 728,909

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.130                 547,413
                                                               2002        1.000           0.986                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.172                       -
                                                               2004        1.000           1.120                       -

   Mondrian International Stock Portfolio (3/02)               2005        1.441           1.551                  11,804
                                                               2004        1.266           1.441                   1,103
                                                               2003        1.001           1.266                       -
                                                               2002        1.000           1.001                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.327           1.383                       -
                                                               2004        1.214           1.327                       -
                                                               2003        1.000           1.214                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.114                   5,622
                                                               2004        1.000           1.093                   5,622

   Strategic Equity Portfolio (6/00)                           2005        1.369           1.374                   6,178
                                                               2004        1.263           1.369                   6,178
                                                               2003        0.970           1.263                   3,196
                                                               2002        1.000           0.970                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.110                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.093           1.090                 900,220
                                                               2004        1.081           1.093                 940,269
                                                               2003        1.014           1.081                 742,399
                                                               2002        1.000           1.014                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.219           1.292                   5,686
                                                               2004        1.193           1.219                   5,698
                                                               2003        0.966           1.193                   3,437
                                                               2002        1.000           0.966                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.993           0.999                       -
                                                               2004        0.998           0.993                       -
                                                               2003        1.000           0.998                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.359           1.492               1,172,756
                                                               2004        1.258           1.359               1,213,908
                                                               2003        0.951           1.258                 947,548
                                                               2002        1.000           0.951                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.372           1.384                 871,928
                                                               2004        1.263           1.372                 938,742
                                                               2003        1.007           1.263                 727,125
                                                               2002        1.000           1.007                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.354           1.401                 201,200
                                                               2004        1.373           1.354                 208,788
                                                               2003        0.946           1.373                 205,485
                                                               2002        1.000           0.946                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.353           1.441                 400,644
                                                               2004        1.246           1.353                 403,080
                                                               2003        0.977           1.246                 336,263
                                                               2002        1.000           0.977                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981           0.992                 873,271
                                                               2004        0.989           0.981               1,254,797
                                                               2003        1.000           0.989                 538,435
                                                               2002        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.264           1.342                  96,541
                                                               2004        1.201           1.264                 107,315
                                                               2003        0.960           1.201                  90,811
                                                               2002        1.000           0.960                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.546           1.595                  57,413
                                                               2004        1.360           1.546                  78,814

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.975           1.360                  81,449
                                                               2002        1.000           0.975                       -

Variable Insurance Products Fund
   Contrafund << Portfolio - Service Class (5/00)              2005        1.419           1.630                 425,379
                                                               2004        1.251           1.419                 401,681
                                                               2003        0.992           1.251                 360,610
                                                               2002        1.000           0.992                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.643           1.907                 258,487
                                                               2004        1.341           1.643                 299,647
                                                               2003        0.986           1.341                 213,509
                                                               2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.75%

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Capital Appreciation Fund (3/02)                            2005        1.121           1.302                  36,894
                                                               2004        0.954           1.121                  20,151
                                                               2003        0.777           0.954                  14,371
                                                               2002        1.000           0.777                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.116           1.147                       -
                                                               2004        1.021           1.116                       -
                                                               2003        0.786           1.021                       -
                                                               2002        1.000           0.786                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        0.776           0.876                   2,359
                                                               2004        0.729           0.776                   2,370
                                                               2003        0.601           0.729                   2,374
                                                               2002        0.885           0.601                       -
                                                               2001        1.000           0.885                       -
American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.110           1.244                 189,172
                                                               2004        0.995           1.110                  86,407
                                                               2003        0.749           0.995                       -
                                                               2002        0.893           0.749                       -
                                                               2001        1.000           0.893                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        0.961           1.097                 318,044
                                                               2004        0.869           0.961                 142,633
                                                               2003        0.647           0.869                     939
                                                               2002        0.871           0.647                       -
                                                               2001        1.000           0.871                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.084           1.127                 484,514
                                                               2004        0.999           1.084                 471,293
                                                               2003        0.768           0.999                       -
                                                               2002        0.957           0.768                       -
                                                               2001        1.000           0.957                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.623           1.709                  82,644
                                                               2004        1.257           1.623                  59,655
                                                               2003        0.954           1.257                  21,110
                                                               2002        1.000           0.954                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.305                  14,627
                                                               2004        1.074           1.205                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.302                   4,729
                                                               2004        1.067           1.203                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        0.962           0.991                       -
                                                               2004        0.878           0.962                       -
                                                               2003        0.651           0.878                       -
                                                               2002        0.929           0.651                       -
                                                               2001        1.000           0.929                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.147           1.246                  89,615
                                                               2004        1.036           1.147                  60,112
                                                               2003        0.843           1.036                       -
                                                               2002        1.000           0.843                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.770           2.217                  60,250
                                                               2004        1.444           1.770                  12,110
                                                               2003        1.000           1.444                   1,599

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.082           1.172                  17,880
                                                               2004        0.929           1.082                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Templeton Foreign Securities Fund - Class 2 Shares
     (continued)                                               2003        0.715           0.929                       -
                                                               2002        0.894           0.715                       -
                                                               2001        1.000           0.894                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.169           1.251                 127,988
                                                               2004        1.026           1.169                  71,930
                                                               2003        0.790           1.026                       -
                                                               2002        1.000           0.790                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        0.994           1.019                   6,064
                                                               2004        0.930           0.994                       -
                                                               2003        0.760           0.930                       -
                                                               2002        0.937           0.760                       -
                                                               2001        1.000           0.937                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.181           1.190                       -
                                                               2004        1.126           1.181                       -
                                                               2003        1.025           1.126                       -
                                                               2002        0.995           1.025                       -
                                                               2001        1.000           0.995                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        0.946           0.969                 283,227
                                                               2004        0.873           0.946                 169,018
                                                               2003        0.695           0.873                  46,366
                                                               2002        0.912           0.695                       -
                                                               2001        1.000           0.912                       -

   Fundamental Value Portfolio (6/00)                          2005        1.025           1.056                   7,808
                                                               2004        0.964           1.025                       -
                                                               2003        0.708           0.964                       -
                                                               2002        0.915           0.708                       -
                                                               2001        1.000           0.915                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.869           0.957                       -
                                                               2004        0.734           0.869                       -
                                                               2003        0.554           0.734                       -
                                                               2002        0.785           0.554                       -
                                                               2001        1.000           0.785                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.505           1.538                  35,017
                                                               2004        1.333           1.505                  32,700
                                                               2003        1.000           1.333                   4,014

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.374           1.394                  53,274
                                                               2004        1.242           1.374                  31,692
                                                               2003        1.000           1.242                   5,319

   Mid-Cap Value Portfolio (5/03)                              2005        1.532           1.629                  66,229
                                                               2004        1.257           1.532                  49,838
                                                               2003        1.000           1.257                   5,215

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.119           1.122                 225,080
                                                               2004        1.045           1.119                 230,481
                                                               2003        1.000           1.045                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.187           1.195                 160,259
                                                               2004        1.151           1.187                  69,698
                                                               2003        1.115           1.151                       -
                                                               2002        1.041           1.115                       -
                                                               2001        1.000           1.041                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
     (5/01)                                                    2005        1.046           1.153                       -
                                                               2004        0.916           1.046                       -
                                                               2003        0.725           0.916                       -
                                                               2002        0.897           0.725                       -
                                                               2001        1.000           0.897                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.507           1.585                  55,446
                                                               2004        1.215           1.507                   8,394
                                                               2003        0.826           1.215                       -
                                                               2002        1.029           0.826                       -
                                                               2001        1.000           1.029                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.006           1.029                  91,691
                                                               2004        0.946           1.006                  69,554
                                                               2003        0.692           0.946                     867
                                                               2002        0.940           0.692                       -
                                                               2001        1.000           0.940                       -

   Investors Fund - Class I (1/01)                             2005        0.991           1.038                  12,123
                                                               2004        0.914           0.991                  11,028
                                                               2003        0.703           0.914                       -
                                                               2002        0.929           0.703                       -
                                                               2001        1.000           0.929                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        0.990           1.021                  47,768
                                                               2004        0.875           0.990                  19,847
                                                               2003        0.598           0.875                   3,414
                                                               2002        0.933           0.598                       -
                                                               2001        1.000           0.933                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.805           0.790                       -
                                                               2004        0.793           0.805                       -
                                                               2003        0.653           0.793                       -
                                                               2002        0.898           0.653                       -
                                                               2001        1.000           0.898                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
     (5/01)                                                    2005        0.873           0.912                       -
                                                               2004        0.864           0.873                       -
                                                               2003        0.655           0.864                       -
                                                               2002        0.910           0.655                       -
                                                               2001        1.000           0.910                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.435           1.485                       -
                                                               2004        1.370           1.435                       -
                                                               2003        1.060           1.370                       -
                                                               2002        1.000           1.060                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.283           1.314                       -
                                                               2004        1.243           1.283                       -
                                                               2003        1.037           1.243                       -
                                                               2002        1.000           1.037                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.503           1.574                       -
                                                               2004        1.388           1.503                       -
                                                               2003        1.073           1.388                       -
                                                               2002        1.000           1.073                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.421           1.446                       -
                                                               2004        1.354           1.421                       -
                                                               2003        1.068           1.354                       -
                                                               2002        1.000           1.068                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.877           0.938                  19,283
                                                               2004        0.838           0.877                  12,441
                                                               2003        0.660           0.838                       -
                                                               2002        0.882           0.660                       -
                                                               2001        1.000           0.882                       -

   Equity Income Portfolio (10/00)                             2005        1.102           1.132                 117,232
                                                               2004        1.021           1.102                 217,227
                                                               2003        0.792           1.021                   1,123
                                                               2002        0.936           0.792                       -
                                                               2001        1.000           0.936                       -

   Large Cap Portfolio (6/00)                                  2005        0.856           0.914                  27,487
                                                               2004        0.818           0.856                  24,729
                                                               2003        0.668           0.818                  24,729
                                                               2002        0.880           0.668                       -
                                                               2001        1.000           0.880                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.109                       -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.020                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.054                  24,396

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.087                  67,304

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                   6,911

   Mercury Large Cap Core Portfolio (6/00)                     2005        0.861           0.948                  24,001
                                                               2004        0.756           0.861                   4,740
                                                               2003        0.635           0.756                       -
                                                               2002        0.863           0.635                       -
                                                               2001        1.000           0.863                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        0.759           0.736                       -
                                                               2004        0.685           0.759                  14,735
                                                               2003        0.540           0.685                   4,808
                                                               2002        0.835           0.540                       -
                                                               2001        1.000           0.835                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.829           0.840                  36,089
                                                               2004        0.740           0.829                  18,766
                                                               2003        0.549           0.740                   1,104
                                                               2002        1.000           0.549                       -

   MFS Total Return Portfolio (7/00)                           2005        1.137           1.150                 280,001
                                                               2004        1.038           1.137                 366,021
                                                               2003        0.906           1.038                   4,840
                                                               2002        0.973           0.906                       -
                                                               2001        1.000           0.973                       -

   MFS Value Portfolio (5/04)                                  2005        1.120           1.171                  40,963
                                                               2004        1.000           1.120                  29,551

   Mondrian International Stock Portfolio (3/02)               2005        1.212           1.305                  14,258
                                                               2004        1.066           1.212                       -
                                                               2003        0.843           1.066                       -
                                                               2002        1.000           0.843                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Pioneer Fund Portfolio (5/03)                               2005        1.326           1.381                  18,377
                                                               2004        1.214           1.326                  17,677
                                                               2003        1.000           1.214                       -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.039                   3,410

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.114                  22,766
                                                               2004        1.000           1.093                       -

   Strategic Equity Portfolio (6/00)                           2005        0.782           0.784                  19,848
                                                               2004        0.722           0.782                  19,856
                                                               2003        0.554           0.722                   1,584
                                                               2002        0.849           0.554                       -
                                                               2001        1.000           0.849                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.110                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.089           1.084                       -
                                                               2004        1.077           1.089                       -
                                                               2003        1.011           1.077                       -
                                                               2002        1.007           1.011                       -
                                                               2001        1.000           1.007                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        0.807           0.854                       -
                                                               2004        0.790           0.807                       -
                                                               2003        0.640           0.790                       -
                                                               2002        0.922           0.640                       -
                                                               2001        1.000           0.922                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.998                  34,886
                                                               2004        0.998           0.992                  12,693
                                                               2003        1.000           0.998                       -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        0.862           0.946                  10,956
                                                               2004        0.798           0.862                       -
                                                               2003        0.604           0.798                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        0.912           0.604                       -
                                                               2001        1.000           0.912                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.204           1.214                       -
                                                               2004        1.109           1.204                       -
                                                               2003        0.885           1.109                       -
                                                               2002        0.931           0.885                       -
                                                               2001        1.000           0.931                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        0.975           1.008                       -
                                                               2004        0.989           0.975                       -
                                                               2003        0.682           0.989                       -
                                                               2002        0.922           0.682                       -
                                                               2001        1.000           0.922                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.020           1.085                       -
                                                               2004        0.940           1.020                       -
                                                               2003        0.737           0.940                       -
                                                               2002        0.927           0.737                       -
                                                               2001        1.000           0.927                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981           0.991                       -
                                                               2004        0.989           0.981                       -
                                                               2003        1.000           0.989                       -
                                                               2002        1.005           1.000                       -
                                                               2001        1.000           1.005                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.738           0.783                       -
                                                               2004        0.702           0.738                       -
                                                               2003        0.561           0.702                       -
                                                               2002        0.845           0.561                       -
                                                               2001        1.000           0.845                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.083           1.116                       -
                                                               2004        0.953           1.083                       -
                                                               2003        0.683           0.953                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT         OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       -----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        0.935           0.683                       -
                                                               2001        1.000           0.935                       -

Variable Insurance Products Fund
   Contrafund << Portfolio - Service Class (5/00)              2005        1.199           1.376                   6,188
                                                               2004        1.057           1.199                       -
                                                               2003        0.838           1.057                       -
                                                               2002        0.942           0.838                       -
                                                               2001        1.000           0.942                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.422           1.650                 164,487
                                                               2004        1.161           1.422                 102,705
                                                               2003        0.855           1.161                     710
                                                               2002        1.000           0.855                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.80%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.395           1.619                     555
                                                               2004        1.188           1.395                       -
                                                               2003        0.968           1.188                       -
                                                               2002        1.000           0.968                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.362           1.399                 544,546
                                                               2004        1.247           1.362                 391,798
                                                               2003        0.960           1.247                 132,792
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.222           1.378                 118,538
                                                               2004        1.148           1.222                 107,514
                                                               2003        0.948           1.148                  56,579
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.458           1.634               2,015,328
                                                               2004        1.308           1.458               1,380,219
                                                               2003        0.984           1.308                 234,527
                                                               2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.426           1.628               7,024,875
                                                               2004        1.291           1.426               5,178,708
                                                               2003        0.961           1.291               1,160,688
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.370           1.424               8,731,465
                                                               2004        1.263           1.370               6,778,127
                                                               2003        0.971           1.263               1,336,803
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.708           1.798                  20,885
                                                               2004        1.323           1.708                       -
                                                               2003        1.005           1.323                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304                 124,680
                                                               2004        1.074           1.205                  31,763
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301                 410,697
                                                               2004        1.067           1.203                 266,973
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.033                  57,034

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.430           1.472                 976,839
                                                               2004        1.306           1.430                 808,014
                                                               2003        0.969           1.306                 197,012
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352           1.468               1,104,163
                                                               2004        1.222           1.352                 790,024
                                                               2003        0.994           1.222                 124,736
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214                 570,963
                                                               2004        1.444           1.769                 330,772
                                                               2003        1.000           1.444                  23,210

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.495           1.618               1,949,906
                                                               2004        1.284           1.495               1,314,117
                                                               2003        0.989           1.284                 301,150
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444           1.544                 296,634
                                                               2004        1.267           1.444                 131,294

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.267                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.277           1.308               2,972,829
                                                               2004        1.195           1.277               2,460,562
                                                               2003        0.977           1.195                 722,211
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.162           1.171               2,762,355
                                                               2004        1.109           1.162               2,453,519
                                                               2003        1.010           1.109                 528,297
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.314           1.345               1,418,018
                                                               2004        1.213           1.314               1,278,376
                                                               2003        0.967           1.213                 406,638
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.398           1.439               5,197,570
                                                               2004        1.315           1.398               4,442,339
                                                               2003        0.966           1.315               1,059,002
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.540           1.694                 112,445
                                                               2004        1.301           1.540                 114,949
                                                               2003        0.983           1.301                  44,257
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503           1.536                 203,182
                                                               2004        1.332           1.503                 145,543
                                                               2003        1.000           1.332                   5,088

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373           1.393                 389,577
                                                               2004        1.241           1.373                 238,090
                                                               2003        1.000           1.241                  66,009

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.531           1.627                 702,206
                                                               2004        1.256           1.531                 306,285
                                                               2003        1.000           1.256                  24,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.121               1,993,633
                                                               2004        1.045           1.118               1,416,064
                                                               2003        1.000           1.045                  74,524

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075           1.082               7,533,642
                                                               2004        1.044           1.075               6,051,109
                                                               2003        1.012           1.044               1,810,590
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433           1.579                 177,779
                                                               2004        1.255           1.433                 171,189
                                                               2003        0.994           1.255                  65,606
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780           1.871                 582,766
                                                               2004        1.436           1.780                 418,701
                                                               2003        0.977           1.436                 213,538
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.395           1.425               1,554,598
                                                               2004        1.311           1.395               1,214,031
                                                               2003        0.960           1.311                 481,537
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.351           1.413                 595,208
                                                               2004        1.246           1.351                 540,357
                                                               2003        0.959           1.246                 165,806
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.604           1.652                 320,087
                                                               2004        1.418           1.604                 277,758
                                                               2003        0.970           1.418                  89,952
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.186           1.163                 435,580
                                                               2004        1.168           1.186                 418,237
                                                               2003        0.963           1.168                 148,659
                                                               2002        1.000           0.963                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.279           1.336                  65,450
                                                               2004        1.266           1.279                  40,772
                                                               2003        0.960           1.266                   7,783
                                                               2002        1.000           0.960                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.311           1.355              11,592,316
                                                               2004        1.251           1.311               8,485,037
                                                               2003        0.969           1.251                 737,993
                                                               2002        1.000           0.969                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.210           1.239              12,219,192
                                                               2004        1.173           1.210               9,675,598
                                                               2003        0.980           1.173                 844,272
                                                               2002        1.000           0.980                       -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.347           1.410               4,034,650
                                                               2004        1.244           1.347               2,566,168
                                                               2003        0.963           1.244                  44,526
                                                               2002        1.000           0.963                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.277           1.299               1,905,337
                                                               2004        1.218           1.277               1,615,751
                                                               2003        0.962           1.218                 187,143
                                                               2002        1.000           0.962                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285           1.372                 241,163
                                                               2004        1.228           1.285                 239,422
                                                               2003        0.967           1.228                  78,200
                                                               2002        1.000           0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Equity Income Portfolio (10/00)                             2005        1.333           1.367               2,251,097
                                                               2004        1.235           1.333               1,796,282
                                                               2003        0.958           1.235                 304,490
                                                               2002        1.000           0.958                       -

   Large Cap Portfolio (6/00)                                  2005        1.238           1.322                 392,678
                                                               2004        1.184           1.238                 302,101
                                                               2003        0.967           1.184                 153,454
                                                               2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.108                  15,294

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.019                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.053                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.086                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                       -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.318           1.451                 109,359
                                                               2004        1.158           1.318                 105,100
                                                               2003        0.973           1.158                  32,716
                                                               2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.364           1.323                       -
                                                               2004        1.232           1.364                 384,779
                                                               2003        0.971           1.232                 121,953
                                                               2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.469           1.487                 362,912
                                                               2004        1.311           1.469                       -
                                                               2003        0.974           1.311                       -
                                                               2002        1.000           0.974                       -

   MFS Total Return Portfolio (7/00)                           2005        1.235           1.249               5,667,028
                                                               2004        1.128           1.235               4,150,019

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.128               1,058,596
                                                               2002        1.000           0.986                       -

   MFS Value Portfolio (5/04)                                  2005        1.119           1.170                 256,534
                                                               2004        1.000           1.119                 172,176

   Mondrian International Stock Portfolio (3/02)               2005        1.438           1.547                 557,621
                                                               2004        1.265           1.438                 334,945
                                                               2003        1.001           1.265                  19,795
                                                               2002        1.000           1.001                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.325           1.379                 375,239
                                                               2004        1.214           1.325                 299,231
                                                               2003        1.000           1.214                  27,826

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.038                       -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.093           1.113               1,101,817
                                                               2004        1.000           1.093                 407,548

   Strategic Equity Portfolio (6/00)                           2005        1.366           1.369                  83,666
                                                               2004        1.262           1.366                  73,019
                                                               2003        0.970           1.262                  35,436
                                                               2002        1.000           0.970                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.114                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.109                       -

   Travelers Managed Income Portfolio (7/00)                   2005        1.091           1.086               1,985,243
                                                               2004        1.080           1.091               1,728,934
                                                               2003        1.014           1.080                 297,782
                                                               2002        1.000           1.014                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.216           1.288                  44,044
                                                               2004        1.192           1.216                  41,436
                                                               2003        0.966           1.192                  13,649
                                                               2002        1.000           0.966                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997               1,113,589
                                                               2004        0.998           0.992                 777,353
                                                               2003        1.000           0.998                  16,215

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.357           1.488               7,703,478
                                                               2004        1.256           1.357               6,540,376
                                                               2003        0.951           1.256               1,914,647
                                                               2002        1.000           0.951                       -

   Smith Barney High Income Portfolio (8/00)                   2005        1.369           1.379               3,497,691
                                                               2004        1.262           1.369               2,553,497
                                                               2003        1.007           1.262                 630,255
                                                               2002        1.000           1.007                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.352           1.397               1,613,404
                                                               2004        1.371           1.352               1,460,997
                                                               2003        0.946           1.371                 455,784
                                                               2002        1.000           0.946                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.350           1.436               1,845,829
                                                               2004        1.245           1.350               1,815,921
                                                               2003        0.977           1.245                 752,823
                                                               2002        1.000           0.977                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.979           0.989               1,126,678
                                                               2004        0.988           0.979               1,789,598
                                                               2003        1.000           0.988                 487,386
                                                               2002        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.262           1.338                 138,400
                                                               2004        1.200           1.262                 113,944
                                                               2003        0.960           1.200                  64,821
                                                               2002        1.000           0.960                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.543           1.590                 768,463
                                                               2004        1.359           1.543                 729,454

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.975           1.359                 245,640
                                                               2002        1.000           0.975                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.416           1.625               2,874,374
                                                               2004        1.250           1.416               1,671,006
                                                               2003        0.992           1.250                 320,164
                                                               2002        1.000           0.992                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.640           1.901               1,578,558
                                                               2004        1.339           1.640               1,219,522
                                                               2003        0.986           1.339                 219,923
                                                               2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.117           1.297                  69,464
                                                               2004        0.952           1.117                  10,285
                                                               2003        0.777           0.952                   5,296
                                                               2002        1.000           0.777                   6,000

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.113           1.143                 433,246
                                                               2004        1.019           1.113                 206,918
                                                               2003        0.786           1.019                 134,576
                                                               2002        1.000           0.786                  70,619

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.034           1.166                  95,999
                                                               2004        0.973           1.034                  75,694
                                                               2003        0.803           0.973                  40,191
                                                               2002        1.183           0.803                   4,743
                                                               2001        1.000           1.183                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.473           1.649               1,392,866
                                                               2004        1.322           1.473                 689,281
                                                               2003        0.995           1.322                 338,279
                                                               2002        1.188           0.995                 108,035
                                                               2001        1.000           1.188                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.362           1.553               5,108,335
                                                               2004        1.233           1.362               3,022,506
                                                               2003        0.918           1.233               1,910,413
                                                               2002        1.238           0.918                 519,111
                                                               2001        1.000           1.238                   5,663

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.291           1.341               5,384,780
                                                               2004        1.191           1.291               3,748,375
                                                               2003        0.916           1.191               2,541,469
                                                               2002        1.143           0.916                 825,826
                                                               2001        1.000           1.143                   6,095

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.618           1.703                 444,721
                                                               2004        1.255           1.618                 282,289

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        0.953           1.255                 261,390
                                                               2002        1.000           0.953                 110,495

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204           1.302                 230,497
                                                               2004        1.074           1.204                  45,466
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202           1.299                 372,761
                                                               2004        1.067           1.202                  73,290
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                 360,823

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.267           1.303                 828,548
                                                               2004        1.158           1.267                 703,458
                                                               2003        0.859           1.158                 247,570
                                                               2002        1.228           0.859                  73,361
                                                               2001        1.000           1.228                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.144           1.242               1,920,497
                                                               2004        1.035           1.144                 911,365
                                                               2003        0.842           1.035                 482,403
                                                               2002        1.000           0.842                 112,568

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.767           2.211                 453,826
                                                               2004        1.444           1.767                  74,045
                                                               2003        1.000           1.444                   6,032

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.369           1.481               1,323,471
                                                               2004        1.177           1.369                 672,403
                                                               2003        0.907           1.177                 254,384

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2002        1.134           0.907                 136,180
                                                               2001        1.000           1.134                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.166           1.246                 699,854
                                                               2004        1.024           1.166                 204,395
                                                               2003        0.789           1.024                  96,803
                                                               2002        1.000           0.789                  58,188

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.202           1.231               2,791,436
                                                               2004        1.125           1.202               2,527,277
                                                               2003        0.920           1.125               2,308,725
                                                               2002        1.137           0.920                 523,480
                                                               2001        1.000           1.137                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.197           1.205               1,763,130
                                                               2004        1.142           1.197               1,620,778
                                                               2003        1.041           1.142                 729,132
                                                               2002        1.012           1.041                 144,253
                                                               2001        1.000           1.012                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.180           1.208               2,001,890
                                                               2004        1.091           1.180               1,576,990
                                                               2003        0.870           1.091               1,068,257
                                                               2002        1.141           0.870                 208,514
                                                               2001        1.000           1.141                       -

   Fundamental Value Portfolio (6/00)                          2005        1.310           1.347               2,282,236
                                                               2004        1.233           1.310               2,104,693
                                                               2003        0.906           1.233               1,683,561
                                                               2002        1.173           0.906                 528,533
                                                               2001        1.000           1.173                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.279           1.406                 122,864
                                                               2004        1.081           1.279                 131,294
                                                               2003        0.817           1.081                 131,035
                                                               2002        1.158           0.817                  43,642
                                                               2001        1.000           1.158                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.502           1.534                 386,440
                                                               2004        1.332           1.502                 112,428
                                                               2003        1.000           1.332                 101,266

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.372           1.391                 516,959
                                                               2004        1.241           1.372                 439,996
                                                               2003        1.000           1.241                   9,795

   Mid-Cap Value Portfolio (5/03)                              2005        1.529           1.625                 891,248
                                                               2004        1.256           1.529                 337,639
                                                               2003        1.000           1.256                 171,217

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.117           1.119               2,555,183
                                                               2004        1.045           1.117                 974,468
                                                               2003        1.000           1.045                 233,173

   Total Return Portfolio - Administrative Class (5/01)        2005        1.140           1.146              12,289,203
                                                               2004        1.107           1.140              11,093,565
                                                               2003        1.074           1.107              10,441,947
                                                               2002        1.003           1.074               3,411,930
                                                               2001        1.000           1.003                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.323           1.458                 188,294
                                                               2004        1.160           1.323                 191,672
                                                               2003        0.919           1.160                 186,378
                                                               2002        1.138           0.919                  63,610
                                                               2001        1.000           1.138                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.783           1.874                 418,626
                                                               2004        1.439           1.783                 396,956
                                                               2003        0.980           1.439                 376,864
                                                               2002        1.221           0.980                 182,271
                                                               2001        1.000           1.221                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.204           1.229               1,548,293
                                                               2004        1.132           1.204               1,643,520
                                                               2003        0.829           1.132               1,213,718
                                                               2002        1.127           0.829                 482,311
                                                               2001        1.000           1.127                   6,229

   Investors Fund - Class I (1/01)                             2005        1.205           1.261               1,014,142
                                                               2004        1.112           1.205               1,069,597
                                                               2003        0.856           1.112                 738,841
                                                               2002        1.134           0.856                 316,814
                                                               2001        1.000           1.134                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.329           1.369                 467,037
                                                               2004        1.176           1.329                 436,895
                                                               2003        0.805           1.176                 267,896
                                                               2002        1.255           0.805                  20,161
                                                               2001        1.000           1.255                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.008           0.988                 274,180
                                                               2004        0.993           1.008                 129,017
                                                               2003        0.819           0.993                  60,101
                                                               2002        1.128           0.819                  13,026
                                                               2001        1.000           1.128                       -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.146           1.196                  44,833
                                                               2004        1.135           1.146                  46,001
                                                               2003        0.861           1.135                  33,703
                                                               2002        1.198           0.861                  24,619
                                                               2001        1.000           1.198                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.432           1.480               2,931,737
                                                               2004        1.368           1.432               1,902,696
                                                               2003        1.060           1.368               1,000,414
                                                               2002        1.000           1.060                 228,011

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.280           1.310               6,959,628
                                                               2004        1.242           1.280               4,117,282
                                                               2003        1.037           1.242               1,860,167
                                                               2002        1.000           1.037                 367,255

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.500           1.569               1,001,500
                                                               2004        1.386           1.500                 388,786
                                                               2003        1.073           1.386                 193,380
                                                               2002        1.000           1.073                  27,934

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.417           1.441                 941,155
                                                               2004        1.353           1.417                 596,551
                                                               2003        1.068           1.353                 416,126
                                                               2002        1.000           1.068                  43,322

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.196           1.277                 190,318
                                                               2004        1.144           1.196                 375,673
                                                               2003        0.901           1.144                 277,176
                                                               2002        1.206           0.901                  89,349
                                                               2001        1.000           1.206                       -

   Equity Income Portfolio (10/00)                             2005        1.326           1.360               2,433,988
                                                               2004        1.229           1.326               2,231,165
                                                               2003        0.955           1.229               1,497,940
                                                               2002        1.130           0.955                 132,792
                                                               2001        1.000           1.130                       -

   Large Cap Portfolio (6/00)                                  2005        1.103           1.177                 305,074
                                                               2004        1.055           1.103                 587,004
                                                               2003        0.862           1.055                 525,495
                                                               2002        1.138           0.862                  71,115
                                                               2001        1.000           1.138                       -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.108                   4,537

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.019                  25,289

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.053                  49,057

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.086                  44,275

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.030                   4,434

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.145           1.259                 382,840
                                                               2004        1.006           1.145                 528,392
                                                               2003        0.846           1.006                 438,531
                                                               2002        1.151           0.846                  27,272
                                                               2001        1.000           1.151                       -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.104           1.070                       -
                                                               2004        0.997           1.104                 180,941
                                                               2003        0.787           0.997                 112,048
                                                               2002        1.219           0.787                  33,294
                                                               2001        1.000           1.219                       -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.827           0.837                 363,071
                                                               2004        0.738           0.827                 197,288
                                                               2003        0.549           0.738                  79,566
                                                               2002        1.000           0.549                   6,056

   MFS Total Return Portfolio (7/00)                           2005        1.258           1.271               5,187,440
                                                               2004        1.150           1.258               4,470,787
                                                               2003        1.005           1.150               3,403,681
                                                               2002        1.081           1.005                 458,806
                                                               2001        1.000           1.081                       -

   MFS Value Portfolio (5/04)                                  2005        1.119           1.169                 425,726
                                                               2004        1.000           1.119                  22,370

   Mondrian International Stock Portfolio (3/02)               2005        1.209           1.300                 476,199
                                                               2004        1.064           1.209                 377,856
                                                               2003        0.843           1.064                  45,040
                                                               2002        1.000           0.843                   7,884

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Pioneer Fund Portfolio (5/03)                               2005        1.324           1.377                 109,545
                                                               2004        1.213           1.324                  68,258
                                                               2003        1.000           1.213                  14,955

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.038                   2,664

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.092           1.112               1,908,893
                                                               2004        1.000           1.092                 828,053

   Strategic Equity Portfolio (6/00)                           2005        1.054           1.056                 229,625
                                                               2004        0.974           1.054                 192,976
                                                               2003        0.749           0.974                 137,627
                                                               2002        1.148           0.749                  83,170
                                                               2001        1.000           1.148                       -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.113                   8,406

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.109                  15,029

   Travelers Managed Income Portfolio (7/00)                   2005        1.057           1.052               3,723,014
                                                               2004        1.047           1.057               3,291,375
                                                               2003        0.984           1.047               2,134,736
                                                               2002        0.981           0.984                 483,229
                                                               2001        1.000           0.981                       -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.041           1.102                 258,617
                                                               2004        1.021           1.041                 124,503
                                                               2003        0.828           1.021                  78,814
                                                               2002        1.194           0.828                       -
                                                               2001        1.000           1.194                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.991           0.996                 337,114
                                                               2004        0.998           0.991                  90,836
                                                               2003        1.000           0.998                   2,550

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.143           1.253               3,688,212
                                                               2004        1.059           1.143               3,272,963
                                                               2003        0.802           1.059               2,216,985

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        1.213           0.802                 741,620
                                                               2001        1.000           1.213                   5,724

   Smith Barney High Income Portfolio (8/00)                   2005        1.337           1.347               1,752,598
                                                               2004        1.234           1.337               1,653,614
                                                               2003        0.985           1.234               1,341,664
                                                               2002        1.037           0.985                 201,900
                                                               2001        1.000           1.037                       -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.245           1.286               1,397,017
                                                               2004        1.264           1.245               1,352,456
                                                               2003        0.872           1.264               1,110,282
                                                               2002        1.181           0.872                 384,417
                                                               2001        1.000           1.181                       -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.352           1.437                 576,586
                                                               2004        1.247           1.352                 654,161
                                                               2003        0.979           1.247                 544,924
                                                               2002        1.233           0.979                 270,753
                                                               2001        1.000           1.233                       -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.973           0.982               2,876,757
                                                               2004        0.983           0.973               3,211,212
                                                               2003        0.995           0.983               2,901,484
                                                               2002        1.000           0.995               2,395,570
                                                               2001        1.000           1.000                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.987           1.046                 126,788
                                                               2004        0.940           0.987                  96,939
                                                               2003        0.752           0.940                  68,581
                                                               2002        1.134           0.752                  28,027
                                                               2001        1.000           1.134                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.403           1.445                 342,386
                                                               2004        1.236           1.403                 292,379
                                                               2003        0.887           1.236                 145,645

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        1.215           0.887                  36,890
                                                               2001        1.000           1.215                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.419           1.628               2,046,688
                                                               2004        1.254           1.419               1,366,552
                                                               2003        0.995           1.254                 855,032
                                                               2002        1.119           0.995                 157,173
                                                               2001        1.000           1.119                       -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.418           1.643               1,993,749
                                                               2004        1.159           1.418               1,597,208
                                                               2003        0.854           1.159               1,203,368
                                                               2002        1.000           0.854                 289,347

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.392           1.615                   4,486
                                                               2004        1.187           1.392                       -
                                                               2003        0.968           1.187                       -
                                                               2002        1.000           0.968                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.359           1.395                 230,939
                                                               2004        1.245           1.359                 142,683
                                                               2003        0.960           1.245                  17,683
                                                               2002        1.000           0.960                       -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.220           1.374                 250,328
                                                               2004        1.147           1.220                 177,996
                                                               2003        0.948           1.147                   2,282
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.455           1.629               1,319,621
                                                               2004        1.307           1.455                 921,393
                                                               2003        0.984           1.307                  21,601
                                                               2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.423           1.623               5,346,859
                                                               2004        1.289           1.423               3,889,901
                                                               2003        0.961           1.289                 197,129
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.367           1.419               5,705,950
                                                               2004        1.262           1.367               4,565,999
                                                               2003        0.971           1.262                 218,397
                                                               2002        1.000           0.971                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.704           1.792                  13,016
                                                               2004        1.322           1.704                       -
                                                               2003        1.005           1.322                       -
                                                               2002        1.000           1.005                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.203           1.301                  80,130
                                                               2004        1.074           1.203                  18,674
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.201           1.298                 329,313
                                                               2004        1.067           1.201                 111,046
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                 148,649

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.427           1.467                 453,034
                                                               2004        1.305           1.427                 339,336
                                                               2003        0.969           1.305                  21,966
                                                               2002        1.000           0.969                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.349           1.464                 802,702
                                                               2004        1.221           1.349                 435,422
                                                               2003        0.994           1.221                  81,165
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.766           2.208                 673,885
                                                               2004        1.443           1.766                 411,039
                                                               2003        1.000           1.443                   6,116

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.492           1.613               1,509,203
                                                               2004        1.283           1.492                 926,948
                                                               2003        0.989           1.283                  82,373
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.441           1.540                 374,307
                                                               2004        1.266           1.441                  96,370

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.977           1.266                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.274           1.304               1,459,674
                                                               2004        1.194           1.274               1,164,526
                                                               2003        0.977           1.194                 123,883
                                                               2002        1.000           0.977                       -

   Diversified Strategic Income Portfolio (7/00)               2005        1.160           1.167               1,465,999
                                                               2004        1.108           1.160               1,054,803
                                                               2003        1.010           1.108                  52,594
                                                               2002        1.000           1.010                       -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.311           1.341                 537,104
                                                               2004        1.212           1.311                 445,730
                                                               2003        0.967           1.212                  55,919
                                                               2002        1.000           0.967                       -

   Fundamental Value Portfolio (6/00)                          2005        1.395           1.434               3,838,530
                                                               2004        1.314           1.395               3,058,014
                                                               2003        0.966           1.314                 334,222
                                                               2002        1.000           0.966                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.536           1.689                 165,810
                                                               2004        1.300           1.536                 160,198
                                                               2003        0.983           1.300                   4,552
                                                               2002        1.000           0.983                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.501           1.532                 800,681
                                                               2004        1.331           1.501                 609,594
                                                               2003        1.000           1.331                  15,544

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.371           1.389                 317,200
                                                               2004        1.240           1.371                 265,274
                                                               2003        1.000           1.240                  51,007

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.528           1.623                 704,796
                                                               2004        1.255           1.528                 332,971
                                                               2003        1.000           1.255                  75,311

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.116           1.118               2,083,403
                                                               2004        1.044           1.116               1,088,852
                                                               2003        1.000           1.044                  52,544

   Total Return Portfolio - Administrative Class (5/01)        2005        1.073           1.079               5,404,293
                                                               2004        1.043           1.073               3,675,069
                                                               2003        1.012           1.043                 267,269
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.430           1.574                  25,498
                                                               2004        1.254           1.430                  23,260
                                                               2003        0.994           1.254                  11,369
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.776           1.865                 225,436
                                                               2004        1.434           1.776                 137,545
                                                               2003        0.977           1.434                  17,932
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.392           1.421                 596,811
                                                               2004        1.310           1.392                 586,661
                                                               2003        0.960           1.310                  78,881
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (1/01)                             2005        1.348           1.409                 414,368
                                                               2004        1.245           1.348                 297,333
                                                               2003        0.959           1.245                  24,131
                                                               2002        1.000           0.959                       -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.600           1.647                 249,877
                                                               2004        1.417           1.600                 216,754
                                                               2003        0.970           1.417                  60,634
                                                               2002        1.000           0.970                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.184           1.159             323,446
                                                               2004        1.167           1.184             285,896
                                                               2003        0.963           1.167              32,197
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.277           1.332              44,057
                                                               2004        1.265           1.277              10,160
                                                               2003        0.960           1.265                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.308           1.351           7,129,582
                                                               2004        1.250           1.308           5,935,322
                                                               2003        0.969           1.250             958,749
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.207           1.235           6,346,991
                                                               2004        1.172           1.207           5,487,238
                                                               2003        0.979           1.172             616,544
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.344           1.405           2,502,833
                                                               2004        1.243           1.344           1,373,084
                                                               2003        0.963           1.243              33,002
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.275           1.295           1,443,302
                                                               2004        1.217           1.275           1,092,955
                                                               2003        0.962           1.217             162,388
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.282           1.368             274,059
                                                               2004        1.227           1.282             205,108
                                                               2003        0.967           1.227              24,489
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Equity Income Portfolio (10/00)                                2005        1.330           1.363             962,670
                                                               2004        1.234           1.330             701,393
                                                               2003        0.958           1.234              60,336
                                                               2002        1.000           0.958                   -

Large Cap Portfolio (6/00)                                     2005        1.236           1.318             270,082
                                                               2004        1.182           1.236             193,842
                                                               2003        0.967           1.182                   -
                                                               2002        1.000           0.967                   -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.108               9,909

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.019             105,069

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.053                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.086                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.030                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.316           1.446              11,626
                                                               2004        1.157           1.316               7,738
                                                               2003        0.973           1.157                 396
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.361           1.320                   -
                                                               2004        1.231           1.361             137,234
                                                               2003        0.971           1.231              70,268
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.466           1.483             135,843
                                                               2004        1.310           1.466                   -
                                                               2003        0.974           1.310                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.233           1.245           4,028,230
                                                               2004        1.127           1.233           2,625,579

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
MFS Total Return Portfolio  (continued)                        2003        0.986           1.127             154,112
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.168             276,541
                                                               2004        1.000           1.118              79,566

Mondrian International Stock Portfolio (3/02)                  2005        1.435           1.542             238,939
                                                               2004        1.263           1.435             195,264
                                                               2003        1.001           1.263              49,152
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.322           1.375             239,006
                                                               2004        1.213           1.322             201,931
                                                               2003        1.000           1.213              72,653

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.038              12,269

Pioneer Strategic Income Portfolio (5/04)                      2005        1.092           1.111             694,655
                                                               2004        1.000           1.092             320,293

Strategic Equity Portfolio (6/00)                              2005        1.364           1.365              87,313
                                                               2004        1.261           1.364              73,485
                                                               2003        0.969           1.261                   -
                                                               2002        1.000           0.969                   -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.113               4,564

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000           1.109               4,598

Travelers Managed Income Portfolio (7/00)                      2005        1.089           1.083           1,143,469
                                                               2004        1.079           1.089           1,119,058
                                                               2003        1.014           1.079              45,940
                                                               2002        1.000           1.014                   -

Van Kampen Enterprise Portfolio (4/00)                         2005        1.214           1.284             100,784
                                                               2004        1.191           1.214              95,663
                                                               2003        0.966           1.191              50,348
                                                               2002        1.000           0.966                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.995             327,422
                                                               2004        0.998           0.990             202,208
                                                               2003        1.000           0.998              44,772

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.354           1.483           4,097,054
                                                               2004        1.255           1.354           3,329,614
                                                               2003        0.951           1.255             456,033
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.366           1.375           1,825,361
                                                               2004        1.260           1.366           1,428,316
                                                               2003        1.007           1.260             139,546
                                                               2002        1.000           1.007                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.349           1.393           1,032,736
                                                               2004        1.370           1.349             877,426
                                                               2003        0.946           1.370             124,291
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.347           1.432             752,252
                                                               2004        1.244           1.347             725,410
                                                               2003        0.977           1.244             189,632
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.977           0.986             337,166
                                                               2004        0.987           0.977           1,014,806
                                                               2003        1.000           0.987             184,101
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.259           1.334              44,573
                                                               2004        1.199           1.259              37,311
                                                               2003        0.960           1.199                   -
                                                               2002        1.000           0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.540           1.585             252,834
                                                               2004        1.358           1.540             236,806

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Smith Barney Small Cap Growth Opportunities
   Portfolio (continued)                                       2003        0.975           1.358               5,372
                                                               2002        1.000           0.975                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.413           1.620           1,924,423
                                                               2004        1.249           1.413           1,184,830
                                                               2003        0.992           1.249              36,767
                                                               2002        1.000           0.992                   -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.636           1.895           1,628,696
                                                               2004        1.338           1.636           1,093,125
                                                               2003        0.986           1.338              38,544
                                                               2002        1.000           0.986                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.95%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.391           1.612                   -
                                                               2004        1.186           1.391                   -
                                                               2003        0.968           1.186                   -
                                                               2002        1.000           0.968                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.358           1.393                   -
                                                               2004        1.245           1.358                   -
                                                               2003        0.960           1.245                   -
                                                               2002        1.000           0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.218           1.372                   -
                                                               2004        1.147           1.218                   -
                                                               2003        0.948           1.147                   -
                                                               2002        1.000           0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.454           1.626                   -
                                                               2004        1.306           1.454                   -
                                                               2003        0.984           1.306                   -
                                                               2002        1.000           0.984                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.422           1.620               7,510
                                                               2004        1.289           1.422                   -
                                                               2003        0.961           1.289                   -
                                                               2002        1.000           0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.365           1.417                   -
                                                               2004        1.261           1.365                   -
                                                               2003        0.971           1.261                   -
                                                               2002        1.000           0.971                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.702           1.789              10,218
                                                               2004        1.321           1.702                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.203           1.299                   -
                                                               2004        1.074           1.203                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.201           1.297                   -
                                                               2004        1.067           1.201                   -
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.032                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.425           1.465                   -
                                                               2004        1.304           1.425                   -
                                                               2003        0.969           1.304                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.348           1.462              24,185
                                                               2004        1.220           1.348                   -
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.764           2.205               5,475
                                                               2004        1.443           1.764                   -
                                                               2003        1.000           1.443                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.490           1.610                   -
                                                               2004        1.282           1.490                   -
                                                               2003        0.989           1.282                   -
                                                               2002        1.000           0.989                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.440           1.537               6,845
                                                               2004        1.265           1.440                   -
                                                               2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.273           1.302                   -
                                                               2004        1.193           1.273                   -
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.159           1.166                   -
                                                               2004        1.107           1.159                   -
                                                               2003        1.010           1.107                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.310           1.339               8,273
                                                               2004        1.211           1.310                   -
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.394           1.432                   -
                                                               2004        1.313           1.394                   -
                                                               2003        0.966           1.313                   -
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.535           1.686                   -
                                                               2004        1.299           1.535                   -
                                                               2003        0.983           1.299                   -
                                                               2002        1.000           0.983                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.500           1.529               6,970
                                                               2004        1.331           1.500                   -
                                                               2003        1.000           1.331                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.370           1.387                   -
                                                               2004        1.240           1.370                   -
                                                               2003        1.000           1.240                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.527           1.620                   -
                                                               2004        1.255           1.527                   -
                                                               2003        1.000           1.255                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.116                   -
                                                               2004        1.044           1.115                   -
                                                               2003        1.000           1.044                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.072           1.077               6,523
                                                               2004        1.042           1.072                   -
                                                               2003        1.012           1.042                   -
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.428           1.572                   -
                                                               2004        1.253           1.428                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.774           1.863              11,803
                                                               2004        1.433           1.774                   -
                                                               2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.390           1.419                   -
                                                               2004        1.309           1.390                   -
                                                               2003        0.960           1.309                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.347           1.407                   -
                                                               2004        1.244           1.347                   -
                                                               2003        0.959           1.244                   -
                                                               2002        1.000           0.959                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.599           1.645              13,402
                                                               2004        1.416           1.599                   -
                                                               2003        0.970           1.416                   -
                                                               2002        1.000           0.970                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.182           1.157                   -
                                                               2004        1.166           1.182                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.275           1.330                   -
                                                               2004        1.264           1.275                   -
                                                               2003        0.960           1.264                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.307           1.349             113,585
                                                               2004        1.249           1.307             134,665
                                                               2003        0.969           1.249                   -
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.206           1.233                   -
                                                               2004        1.171           1.206                   -
                                                               2003        0.979           1.171                   -
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.343           1.403                   -
                                                               2004        1.242           1.343                   -
                                                               2003        0.963           1.242                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.274           1.293                   -
                                                               2004        1.216           1.274                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.281           1.366                   -
                                                               2004        1.226           1.281                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Equity Income Portfolio (10/00)                                2005        1.329           1.361                   -
                                                               2004        1.233           1.329                   -
                                                               2003        0.958           1.233                   -
                                                               2002        1.000           0.958                   -

Large Cap Portfolio (6/00)                                     2005        1.235           1.316                   -
                                                               2004        1.182           1.235                   -
                                                               2003        0.967           1.182                   -
                                                               2002        1.000           0.967                   -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000           1.107                   -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007           1.018                   -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008           1.052                   -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.085                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000           1.029                   -

Mercury Large Cap Core Portfolio (6/00)                        2005        1.314           1.444                   -
                                                               2004        1.156           1.314                   -
                                                               2003        0.973           1.156                   -
                                                               2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (2/00)                           2005        1.360           1.318                   -
                                                               2004        1.230           1.360                   -
                                                               2003        0.971           1.230                   -
                                                               2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.465           1.481               5,209
                                                               2004        1.309           1.465                   -
                                                               2003        0.974           1.309                   -
                                                               2002        1.000           0.974                   -

MFS Total Return Portfolio (7/00)                              2005        1.231           1.243               2,888
                                                               2004        1.127           1.231                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
MFS Total Return Portfolio  (continued)                        2003        0.986           1.127                   -
                                                               2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                                     2005        1.118           1.167                   -
                                                               2004        1.000           1.118                   -

Mondrian International Stock Portfolio (3/02)                  2005        1.433           1.540              16,456
                                                               2004        1.263           1.433                   -
                                                               2003        1.001           1.263                   -
                                                               2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                                  2005        1.321           1.373                   -
                                                               2004        1.212           1.321                   -
                                                               2003        1.000           1.212                   -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036           1.037                   -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.092           1.110                   -
                                                               2004        1.000           1.092                   -

Strategic Equity Portfolio (6/00)                              2005        1.362           1.363                   -
                                                               2004        1.260           1.362                   -
                                                               2003        0.969           1.260                   -
                                                               2002        1.000           0.969                   -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.027           1.113                   -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000           1.108                   -

Travelers Managed Income Portfolio (7/00)                      2005        1.088           1.081                   -
                                                               2004        1.078           1.088                   -
                                                               2003        1.014           1.078                   -
                                                               2002        1.000           1.014                   -

Van Kampen Enterprise Portfolio (4/00)                         2005        1.212           1.282                   -
                                                               2004        1.190           1.212                   -
                                                               2003        0.966           1.190                   -
                                                               2002        1.000           0.966                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.990           0.994                   -
                                                               2004        0.998           0.990                   -
                                                               2003        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.353           1.481                   -
                                                               2004        1.254           1.353                   -
                                                               2003        0.951           1.254                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.365           1.373                   -
                                                               2004        1.260           1.365                   -
                                                               2003        1.007           1.260                   -
                                                               2002        1.000           1.007                   -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.348           1.391                   -
                                                               2004        1.369           1.348                   -
                                                               2003        0.946           1.369                   -
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.346           1.430                   -
                                                               2004        1.243           1.346                   -
                                                               2003        0.977           1.243                   -
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.976           0.984                   -
                                                               2004        0.987           0.976                   -
                                                               2003        1.000           0.987                   -
                                                               2002        1.000           1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.258           1.331                   -
                                                               2004        1.198           1.258                   -
                                                               2003        0.959           1.198                   -
                                                               2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.538           1.583                   -
                                                               2004        1.357           1.538                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.357                   -
                                                               2002        1.000           0.974                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.412           1.618                   -
                                                               2004        1.248           1.412                   -
                                                               2003        0.992           1.248                   -
                                                               2002        1.000           0.992                   -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.635           1.892              12,281
                                                               2004        1.337           1.635                   -
                                                               2003        0.986           1.337                   -
                                                               2002        1.000           0.986                   -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.00%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Capital Appreciation Fund (3/02)                            2005        1.389           1.610                   -
                                                               2004        1.186           1.389                   -
                                                               2003        0.968           1.186                   -
                                                               2002        1.000           0.968                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.356           1.391              12,305
                                                               2004        1.244           1.356               7,914
                                                               2003        0.960           1.244                   -
                                                               2002        1.000           0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.217           1.370                   -
                                                               2004        1.146           1.217                   -
                                                               2003        0.948           1.146                   -
                                                               2002        1.000           0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.452           1.624              63,624
                                                               2004        1.305           1.452              16,089
                                                               2003        0.984           1.305                   -
                                                               2002        1.000           0.984                   -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.420           1.618             258,891
                                                               2004        1.288           1.420              59,168
                                                               2003        0.961           1.288               2,719
                                                               2002        1.000           0.961                   -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.364           1.415             229,631
                                                               2004        1.261           1.364              71,798
                                                               2003        0.971           1.261              16,467
                                                               2002        1.000           0.971                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.701           1.787                 705
                                                               2004        1.321           1.701                   -
                                                               2003        1.005           1.321                   -
                                                               2002        1.000           1.005                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.202           1.298                   -
                                                               2004        1.074           1.202                   -
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.200           1.295              34,696
                                                               2004        1.067           1.200               9,982
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031              77,214

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.424           1.463                   -
                                                               2004        1.303           1.424                   -
                                                               2003        0.969           1.303                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.347           1.459              76,699
                                                               2004        1.220           1.347              10,810
                                                               2003        0.994           1.220                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.763           2.202              19,456
                                                               2004        1.442           1.763               1,778
                                                               2003        1.000           1.442                   -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.489           1.608              45,342
                                                               2004        1.281           1.489              29,054
                                                               2003        0.989           1.281              24,859
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.438           1.535              17,765
                                                               2004        1.265           1.438               1,328

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------           ----    -------------   -------------    ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.976           1.265                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.272           1.300              86,807
                                                               2004        1.193           1.272              21,342
                                                               2003        0.977           1.193                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (7/00)               2005        1.158           1.164               2,316
                                                               2004        1.106           1.158               2,319
                                                               2003        1.010           1.106                   -
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.308           1.337               3,148
                                                               2004        1.211           1.308               3,152
                                                               2003        0.967           1.211                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (6/00)                          2005        1.392           1.430              30,829
                                                               2004        1.312           1.392              15,869
                                                               2003        0.966           1.312                 832
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.533           1.684                   -
                                                               2004        1.298           1.533                   -
                                                               2003        0.983           1.298                   -
                                                               2002        1.000           0.983                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.498           1.527               9,646
                                                               2004        1.330           1.498               2,221
                                                               2003        1.000           1.330                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.369           1.385               4,107
                                                               2004        1.239           1.369                   -
                                                               2003        1.000           1.239                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.525           1.618              35,837
                                                               2004        1.255           1.525               6,621
                                                               2003        1.000           1.255                 574

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114           1.115             151,970
                                                               2004        1.044           1.114              61,268
                                                               2003        1.000           1.044              29,542

   Total Return Portfolio - Administrative Class (5/01)        2005        1.071           1.076             174,968
                                                               2004        1.042           1.071              31,435
                                                               2003        1.012           1.042              14,239
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.427           1.569                   -
                                                               2004        1.253           1.427                   -
                                                               2003        0.994           1.253                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773           1.860              14,298
                                                               2004        1.433           1.773                   -
                                                               2003        0.977           1.433                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.389           1.417                   -
                                                               2004        1.308           1.389                   -
                                                               2003        0.960           1.308                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (1/01)                             2005        1.345           1.405               1,091
                                                               2004        1.243           1.345                   -
                                                               2003        0.958           1.243                   -
                                                               2002        1.000           0.958                   -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.597           1.642               2,886
                                                               2004        1.415           1.597               1,205
                                                               2003        0.970           1.415                   -
                                                               2002        1.000           0.970                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.181           1.156                   -
                                                               2004        1.166           1.181                   -
                                                               2003        0.963           1.166                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.274           1.328                   -
                                                               2004        1.263           1.274                   -
                                                               2003        0.960           1.263                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.305           1.347             238,315
                                                               2004        1.249           1.305             167,138
                                                               2003        0.969           1.249             152,451
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.205           1.231             143,709
                                                               2004        1.171           1.205             146,527
                                                               2003        0.979           1.171              72,172
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.341           1.401             222,692
                                                               2004        1.241           1.341             202,906
                                                               2003        0.963           1.241                   -
                                                               2002        1.000           0.963                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.272           1.291                   -
                                                               2004        1.216           1.272                   -
                                                               2003        0.962           1.216                   -
                                                               2002        1.000           0.962                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279           1.364                   -
                                                               2004        1.226           1.279                   -
                                                               2003        0.967           1.226                   -
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Equity Income Portfolio (10/00)                             2005        1.327           1.359                938
                                                               2004        1.232           1.327                  -
                                                               2003        0.958           1.232                  -
                                                               2002        1.000           0.958                  -

   Large Cap Portfolio (6/00)                                  2005        1.233           1.314              3,521
                                                               2004        1.181           1.233              3,521
                                                               2003        0.967           1.181                616
                                                               2002        1.000           0.967                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107             23,645

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.085             11,903

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.029                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.313           1.442                  -
                                                               2004        1.156           1.313                  -
                                                               2003        0.973           1.156                  -
                                                               2002        1.000           0.973                  -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.358           1.317                  -
                                                               2004        1.229           1.358              1,415
                                                               2003        0.971           1.229                  -
                                                               2002        1.000           0.971                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.463           1.478              3,169
                                                               2004        1.308           1.463                  -
                                                               2003        0.974           1.308                  -
                                                               2002        1.000           0.974                  -

   MFS Total Return Portfolio (7/00)                           2005        1.230           1.242             54,528
                                                               2004        1.126           1.230              3,680

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.126                635
                                                               2002        1.000           0.986                  -

   MFS Value Portfolio (5/04)                                  2005        1.118           1.166             27,311
                                                               2004        1.000           1.118                  -

   Mondrian International Stock Portfolio (3/02)               2005        1.432           1.537              8,336
                                                               2004        1.262           1.432                  -
                                                               2003        1.001           1.262                  -
                                                               2002        1.000           1.001                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.320           1.372                  -
                                                               2004        1.212           1.320                  -
                                                               2003        1.000           1.212                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.109             93,381
                                                               2004        1.000           1.091             34,210

   Strategic Equity Portfolio (6/00)                           2005        1.361           1.361                  -
                                                               2004        1.260           1.361                  -
                                                               2003        0.969           1.260                  -
                                                               2002        1.000           0.969                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.087           1.080             39,938
                                                               2004        1.078           1.087             22,533
                                                               2003        1.014           1.078              1,913
                                                               2002        1.000           1.014                  -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.211           1.280                  -
                                                               2004        1.190           1.211                  -
                                                               2003        0.966           1.190                  -
                                                               2002        1.000           0.966                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Travelers Series Fund Inc.

   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.993              2,511
                                                               2004        0.998           0.989              2,514
                                                               2003        1.000           0.998                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.351           1.479             44,546
                                                               2004        1.254           1.351              2,707
                                                               2003        0.951           1.254                  -
                                                               2002        1.000           0.951                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.363           1.371             62,996
                                                               2004        1.259           1.363             40,792
                                                               2003        1.007           1.259                  -
                                                               2002        1.000           1.007                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.346           1.388             10,438
                                                               2004        1.369           1.346              9,394
                                                               2003        0.946           1.369                  -
                                                               2002        1.000           0.946                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.345           1.428             27,339
                                                               2004        1.242           1.345             14,742
                                                               2003        0.977           1.242                  -
                                                               2002        1.000           0.977                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.975           0.983             48,266
                                                               2004        0.986           0.975             27,896
                                                               2003        1.000           0.986                  -
                                                               2002        1.000           1.000                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.257           1.329                  -
                                                               2004        1.198           1.257                  -
                                                               2003        0.959           1.198                  -
                                                               2002        1.000           0.959                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.537           1.580                  -
                                                               2004        1.356           1.537                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.356                  -
                                                               2002        1.000           0.974                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.410           1.615             26,380
                                                               2004        1.247           1.410              2,113
                                                               2003        0.991           1.247                  -
                                                               2002        1.000           0.991                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.633           1.889             48,261
                                                               2004        1.336           1.633              8,965
                                                               2003        0.986           1.336                536
                                                               2002        1.000           0.986                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.111           1.287                  -
                                                               2004        0.949           1.111                  -
                                                               2003        0.775           0.949                  -
                                                               2002        1.000           0.775                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.107           1.135                  -
                                                               2004        1.016           1.107                  -
                                                               2003        0.785           1.016                  -
                                                               2002        1.000           0.785                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.028           1.156              2,023
                                                               2004        0.968           1.028                  -
                                                               2003        0.801           0.968                  -
                                                               2002        1.182           0.801                  -
                                                               2001        1.000           1.182                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.463           1.635             92,526
                                                               2004        1.316           1.463             45,727
                                                               2003        0.993           1.316                  -
                                                               2002        1.187           0.993                  -
                                                               2001        1.000           1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.353           1.540            339,051
                                                               2004        1.227           1.353            224,757
                                                               2003        0.916           1.227             13,689
                                                               2002        1.237           0.916                  -
                                                               2001        1.000           1.237                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.282           1.330            210,374
                                                               2004        1.186           1.282            141,724
                                                               2003        0.914           1.186             88,389
                                                               2002        1.143           0.914                  -
                                                               2001        1.000           1.143                  -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.609           1.690                  -
                                                               2004        1.250           1.609                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        0.952           1.250                  -
                                                               2002        1.000           0.952                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.297                  -
                                                               2004        1.074           1.201                  -
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.294              6,383
                                                               2004        1.067           1.199              1,538
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.259           1.292             13,854
                                                               2004        1.153           1.259              7,904
                                                               2003        0.857           1.153                  -
                                                               2002        1.227           0.857                  -
                                                               2001        1.000           1.227                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.138           1.233            113,725
                                                               2004        1.031           1.138             62,851
                                                               2003        0.841           1.031                  -
                                                               2002        1.000           0.841                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.761           2.199             34,370
                                                               2004        1.442           1.761             27,878
                                                               2003        1.000           1.442              4,181

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.361           1.469             98,761
                                                               2004        1.172           1.361             66,369
                                                               2003        0.904           1.172             10,166

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2002        1.134           0.904                  -
                                                               2001        1.000           1.134                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.160           1.237              5,511
                                                               2004        1.020           1.160              1,140
                                                               2003        0.788           1.020                  -
                                                               2002        1.000           0.788                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.194           1.220            119,527
                                                               2004        1.120           1.194             96,922
                                                               2003        0.918           1.120                  -
                                                               2002        1.136           0.918                  -
                                                               2001        1.000           1.136                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.189           1.195             62,261
                                                               2004        1.137           1.189             41,948
                                                               2003        1.039           1.137                  -
                                                               2002        1.011           1.039                  -
                                                               2001        1.000           1.011                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.173           1.198             32,169
                                                               2004        1.086           1.173             24,381
                                                               2003        0.867           1.086                  -
                                                               2002        1.141           0.867                  -
                                                               2001        1.000           1.141                  -

   Fundamental Value Portfolio (6/00)                          2005        1.301           1.336            107,320
                                                               2004        1.227           1.301             78,557
                                                               2003        0.904           1.227                  -
                                                               2002        1.172           0.904                  -
                                                               2001        1.000           1.172                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.270           1.394                  -
                                                               2004        1.076           1.270                  -
                                                               2003        0.815           1.076                  -
                                                               2002        1.158           0.815                  -
                                                               2001        1.000           1.158                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.497           1.525             11,493
                                                               2004        1.330           1.497             11,540
                                                               2003        1.000           1.330                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.368           1.383             70,546
                                                               2004        1.239           1.368             69,261
                                                               2003        1.000           1.239             71,566

   Mid-Cap Value Portfolio (5/03)                              2005        1.524           1.616             78,565
                                                               2004        1.254           1.524             66,625
                                                               2003        1.000           1.254             13,602

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.113           1.113            288,960
                                                               2004        1.043           1.113            171,050
                                                               2003        1.000           1.043             78,471

   Total Return Portfolio - Administrative Class (5/01)        2005        1.132           1.137            388,412
                                                               2004        1.102           1.132            164,259
                                                               2003        1.071           1.102                  -
                                                               2002        1.002           1.071                  -
                                                               2001        1.000           1.002                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.315           1.445                  -
                                                               2004        1.155           1.315                  -
                                                               2003        0.917           1.155                  -
                                                               2002        1.137           0.917                  -
                                                               2001        1.000           1.137                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.771           1.858             34,614
                                                               2004        1.433           1.771             15,588
                                                               2003        0.977           1.433                  -
                                                               2002        1.220           0.977                  -
                                                               2001        1.000           1.220                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.196           1.219             30,618
                                                               2004        1.127           1.196              9,549
                                                               2003        0.827           1.127                  -
                                                               2002        1.127           0.827                  -
                                                               2001        1.000           1.127                  -

   Investors Fund - Class I (1/01)                             2005        1.197           1.250             18,740
                                                               2004        1.107           1.197              9,435
                                                               2003        0.854           1.107                  -
                                                               2002        1.133           0.854                  -
                                                               2001        1.000           1.133                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.320           1.357             57,267
                                                               2004        1.171           1.320             56,224
                                                               2003        0.802           1.171                  -
                                                               2002        1.255           0.802                  -
                                                               2001        1.000           1.255                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.001           0.979                  -
                                                               2004        0.989           1.001                  -
                                                               2003        0.817           0.989                  -
                                                               2002        1.127           0.817                  -
                                                               2001        1.000           1.127                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.139           1.186                  -
                                                               2004        1.130           1.139                  -
                                                               2003        0.859           1.130                  -
                                                               2002        1.197           0.859                  -
                                                               2001        1.000           1.197                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.426           1.470            189,544
                                                               2004        1.365           1.426            159,891
                                                               2003        1.060           1.365             79,503
                                                               2002        1.000           1.060                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.274           1.301            421,372
                                                               2004        1.238           1.274            273,574
                                                               2003        1.037           1.238             34,419
                                                               2002        1.000           1.037                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.493           1.559            159,791
                                                               2004        1.382           1.493            130,088
                                                               2003        1.073           1.382                  -
                                                               2002        1.000           1.073                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.411           1.432             57,253
                                                               2004        1.349           1.411             24,670
                                                               2003        1.068           1.349                  -
                                                               2002        1.000           1.068                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.266                  -
                                                               2004        1.139           1.189                  -
                                                               2003        0.899           1.139                  -
                                                               2002        1.206           0.899                  -
                                                               2001        1.000           1.206                  -

   Equity Income Portfolio (10/00)                             2005        1.317           1.348             74,242
                                                               2004        1.224           1.317             52,584
                                                               2003        0.952           1.224             35,771
                                                               2002        1.129           0.952                  -
                                                               2001        1.000           1.129                  -

   Large Cap Portfolio (6/00)                                  2005        1.096           1.167                  -
                                                               2004        1.050           1.096                  -
                                                               2003        0.860           1.050                  -
                                                               2002        1.137           0.860                  -
                                                               2001        1.000           1.137                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.107                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.018                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.052             14,308

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.085                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.029                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.137           1.249             39,338
                                                               2004        1.002           1.137             33,831
                                                               2003        0.844           1.002                  -
                                                               2002        1.151           0.844                  -
                                                               2001        1.000           1.151                  -

   MFS Emerging Growth Portfolio (2/00)                        2005        1.096           1.063                  -
                                                               2004        0.993           1.096                  -
                                                               2003        0.785           0.993                  -
                                                               2002        1.218           0.785                  -
                                                               2001        1.000           1.218                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        0.822           0.830             10,540
                                                               2004        0.736           0.822             10,388
                                                               2003        0.548           0.736                  -
                                                               2002        1.000           0.548                  -

   MFS Total Return Portfolio (7/00)                           2005        1.250           1.261             80,510
                                                               2004        1.144           1.250             46,257
                                                               2003        1.002           1.144             74,835
                                                               2002        1.080           1.002                  -
                                                               2001        1.000           1.080                  -

   MFS Value Portfolio (5/04)                                  2005        1.117           1.165             19,960
                                                               2004        1.000           1.117              8,567

   Mondrian International Stock Portfolio (3/02)               2005        1.202           1.290             47,848
                                                               2004        1.060           1.202             30,586
                                                               2003        0.842           1.060                  -
                                                               2002        1.000           0.842                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Pioneer Fund Portfolio (5/03)                               2005        1.319           1.370              2,908
                                                               2004        1.212           1.319              1,735
                                                               2003        1.000           1.212                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.037                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.108             52,692
                                                               2004        1.000           1.091             30,316

   Strategic Equity Portfolio (6/00)                           2005        1.047           1.047                  -
                                                               2004        0.970           1.047                  -
                                                               2003        0.747           0.970                  -
                                                               2002        1.148           0.747                  -
                                                               2001        1.000           1.148                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.027           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.108                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.050           1.043            155,816
                                                               2004        1.042           1.050            117,811
                                                               2003        0.981           1.042                  -
                                                               2002        0.980           0.981                  -
                                                               2001        1.000           0.980                  -

   Van Kampen Enterprise Portfolio (4/00)                      2005        1.034           1.092                  -
                                                               2004        1.016           1.034                  -
                                                               2003        0.826           1.016                  -
                                                               2002        1.193           0.826                  -
                                                               2001        1.000           1.193                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989           0.991             30,100
                                                               2004        0.997           0.989                  -
                                                               2003        1.000           0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.136           1.242            149,332
                                                               2004        1.054           1.136             92,170
                                                               2003        0.800           1.054                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Aggressive Growth Portfolio  (continued)       2002        1.212           0.800                   -
                                                               2001        1.000           1.212                   -

   Smith Barney High Income Portfolio (8/00)                   2005        1.329           1.336             27,070
                                                               2004        1.228           1.329             18,983
                                                               2003        0.983           1.228                  -
                                                               2002        1.037           0.983                  -
                                                               2001        1.000           1.037                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.237           1.275            130,235
                                                               2004        1.258           1.237            112,011
                                                               2003        0.870           1.258                  -
                                                               2002        1.181           0.870                  -
                                                               2001        1.000           1.181                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.343           1.425             14,845
                                                               2004        1.241           1.343             14,847
                                                               2003        0.976           1.241                  -
                                                               2002        1.232           0.976                  -
                                                               2001        1.000           1.232                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.967           0.974            132,472
                                                               2004        0.978           0.967             32,120
                                                               2003        0.992           0.978                  -
                                                               2002        1.000           0.992                  -
                                                               2001        1.000           1.000                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        0.981           1.037                  -
                                                               2004        0.935           0.981                  -
                                                               2003        0.750           0.935                  -
                                                               2002        1.134           0.750                  -
                                                               2001        1.000           1.134                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.394           1.432             16,170
                                                               2004        1.231           1.394             15,034
                                                               2003        0.885           1.231                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2002        1.215           0.885                  -
                                                               2001        1.000           1.215                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.410           1.614             18,005
                                                               2004        1.248           1.410             13,584
                                                               2003        0.992           1.248             13,584
                                                               2002        1.118           0.992                  -
                                                               2001        1.000           1.118                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.411           1.631             89,979
                                                               2004        1.155           1.411             46,989
                                                               2003        0.853           1.155                  -
                                                               2002        1.000           0.853                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.340           1.551                159
                                                               2004        1.145           1.340                  -
                                                               2003        1.000           1.145                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.220           1.249              5,093
                                                               2004        1.120           1.220                  -
                                                               2003        1.000           1.120                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.159           1.304                  -
                                                               2004        1.093           1.159                  -
                                                               2003        1.000           1.093                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.319           1.474             33,810
                                                               2004        1.187           1.319             20,425
                                                               2003        1.000           1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.266           1.440            495,689
                                                               2004        1.149           1.266            102,273
                                                               2003        1.000           1.149                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.239           1.284            278,103
                                                               2004        1.147           1.239            107,765
                                                               2003        1.000           1.147                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.470           1.543              1,987
                                                               2004        1.143           1.470                  -
                                                               2003        1.000           1.143                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201           1.295              2,632
                                                               2004        1.074           1.201                  -
                                                               2003        1.000           1.074                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199           1.293            118,685
                                                               2004        1.067           1.199                  -
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.031            141,388

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.302           1.336             21,578
                                                               2004        1.192           1.302             20,936
                                                               2003        1.000           1.192                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.232           1.334            156,547
                                                               2004        1.117           1.232             32,618
                                                               2003        1.000           1.117                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.542           1.924             26,812
                                                               2004        1.263           1.542                  -
                                                               2003        1.000           1.263                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.364           1.472            111,621
                                                               2004        1.175           1.364             10,115
                                                               2003        1.000           1.175                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.319           1.406            121,975
                                                               2004        1.161           1.319                  -
                                                               2003        1.000           1.161                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.192           1.218             25,336
                                                               2004        1.119           1.192                  -
                                                               2003        1.000           1.119                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.105           1.110             24,652
                                                               2004        1.057           1.105             45,255
                                                               2003        1.000           1.057                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.219           1.245             56,720
                                                               2004        1.130           1.219             54,008
                                                               2003        1.000           1.130                  -

   Fundamental Value Portfolio (6/00)                          2005        1.238           1.271             19,317
                                                               2004        1.169           1.238                  -
                                                               2003        1.000           1.169                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.347           1.478             33,744
                                                               2004        1.142           1.347                  -
                                                               2003        1.000           1.142                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320           1.344             44,697
                                                               2004        1.173           1.320              4,856
                                                               2003        1.000           1.173                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.258           1.272              5,316
                                                               2004        1.140           1.258                  -
                                                               2003        1.000           1.140                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.404           1.488             87,302
                                                               2004        1.156           1.404             16,199
                                                               2003        1.000           1.156                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115           1.115            185,851
                                                               2004        1.046           1.115             10,245
                                                               2003        1.000           1.046                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.052           1.056            470,959
                                                               2004        1.024           1.052              4,979
                                                               2003        1.000           1.024                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.343           1.475                  -
                                                               2004        1.180           1.343                  -
                                                               2003        1.000           1.180                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.528           1.601                  -
                                                               2004        1.236           1.528                  -
                                                               2003        1.000           1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.241           1.264                  -
                                                               2004        1.170           1.241                  -
                                                               2003        1.000           1.170                  -

   Investors Fund - Class I (1/01)                             2005        1.240           1.293              5,937
                                                               2004        1.147           1.240                  -
                                                               2003        1.000           1.147                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.394           1.432                  -
                                                               2004        1.236           1.394                  -
                                                               2003        1.000           1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.115           1.090                  -
                                                               2004        1.101           1.115                  -
                                                               2003        1.000           1.101                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.160           1.207                  -
                                                               2004        1.151           1.160                  -
                                                               2003        1.000           1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.179           1.215            589,302
                                                               2004        1.129           1.179            241,112
                                                               2003        1.000           1.129                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.120           1.143            142,759
                                                               2004        1.089           1.120            102,335
                                                               2003        1.000           1.089                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.231           1.284             30,949
                                                               2004        1.140           1.231                  -
                                                               2003        1.000           1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.173           1.189             69,100
                                                               2004        1.122           1.173             23,773
                                                               2003        1.000           1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.185           1.262                  -
                                                               2004        1.136           1.185                  -
                                                               2003        1.000           1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.218           1.246             45,518
                                                               2004        1.132           1.218                  -
                                                               2003        1.000           1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.172           1.247              1,666
                                                               2004        1.123           1.172                  -
                                                               2003        1.000           1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000           1.106                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007           1.017                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008           1.051                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.084                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000           1.028                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.236           1.357                  -
                                                               2004        1.090           1.236                  -
                                                               2003        1.000           1.090                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   MFS Emerging Growth Portfolio (2/00)                        2005        1.220           1.183                  -
                                                               2004        1.105           1.220                  -
                                                               2003        1.000           1.105                  -

   MFS Mid Cap Growth Portfolio (3/02)                         2005        1.264           1.276              6,041
                                                               2004        1.132           1.264                  -
                                                               2003        1.000           1.132                  -

   MFS Total Return Portfolio (7/00)                           2005        1.177           1.187             96,384
                                                               2004        1.078           1.177              9,432
                                                               2003        1.000           1.078                  -

   MFS Value Portfolio (5/04)                                  2005        1.117           1.164            125,223
                                                               2004        1.000           1.117                  -

   Mondrian International Stock Portfolio (3/02)               2005        1.313           1.408              3,713
                                                               2004        1.158           1.313                  -
                                                               2003        1.000           1.158                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.226           1.273                  -
                                                               2004        1.127           1.226                  -
                                                               2003        1.000           1.127                  -

   Pioneer Mid Cap Value Portfolio (7/05)                      2005        1.036           1.036                  -

   Pioneer Strategic Income Portfolio (5/04)                   2005        1.091           1.107            119,462
                                                               2004        1.000           1.091                  -

   Strategic Equity Portfolio (6/00)                           2005        1.205           1.204                  -
                                                               2004        1.116           1.205                  -
                                                               2003        1.000           1.116                  -

   Style Focus Series: Small Cap Growth Portfolio (6/05)       2005        1.026           1.112                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        1.000           1.107                  -

   Travelers Managed Income Portfolio (7/00)                   2005        1.036           1.029             27,974
                                                               2004        1.029           1.036             21,513
                                                               2003        1.000           1.029                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.148           1.212                  -
                                                               2004        1.128           1.148                  -
                                                               2003        1.000           1.128                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.988           0.990             12,201
                                                               2004        0.997           0.988                  -
                                                               2003        1.000           0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.223           1.337            101,312
                                                               2004        1.136           1.223             12,861
                                                               2003        1.000           1.136                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.191           1.197            129,198
                                                               2004        1.101           1.191             58,956
                                                               2003        1.000           1.101                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.148           1.183              6,605
                                                               2004        1.169           1.148                  -
                                                               2003        1.000           1.169                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.252           1.328              3,622
                                                               2004        1.158           1.252                  -
                                                               2003        1.000           1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.982           0.989                  -
                                                               2004        0.994           0.982                  -
                                                               2003        1.000           0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.169           1.236                  -
                                                               2004        1.115           1.169                  -
                                                               2003        1.000           1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.397           1.436              2,459
                                                               2004        1.234           1.397                  -
                                                               2003        1.000           1.234                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.288           1.474            120,962
                                                               2004        1.141           1.288             21,572
                                                               2003        1.000           1.141                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.462           1.690             45,068
                                                               2004        1.198           1.462                  -
                                                               2003        1.000           1.198                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.15%

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Capital Appreciation Fund (3/02)                            2005        1.385           1.602            106,587
                                                               2004        1.184           1.385             33,175
                                                               2003        0.968           1.184                  -
                                                               2002        1.000           0.968                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.352           1.384                  -
                                                               2004        1.242           1.352                  -
                                                               2003        0.960           1.242                  -
                                                               2002        1.000           0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.213           1.364             99,481
                                                               2004        1.144           1.213             91,022
                                                               2003        0.948           1.144                  -
                                                               2002        1.000           0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.448           1.616            642,170
                                                               2004        1.303           1.448            440,414
                                                               2003        0.984           1.303             55,238
                                                               2002        1.000           0.984                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.416           1.611          1,532,708
                                                               2004        1.286           1.416          1,059,551
                                                               2003        0.960           1.286             99,932
                                                               2002        1.000           0.960                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.360           1.409          1,424,925
                                                               2004        1.259           1.360            945,214
                                                               2003        0.971           1.259             66,778
                                                               2002        1.000           0.971                  -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.696           1.779            297,881
                                                               2004        1.319           1.696            259,924

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        1.005           1.319             37,864
                                                               2002        1.000           1.005                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.200           1.294             88,966
                                                               2004        1.073           1.200             73,133
                                                               2003        1.000           1.073                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.198           1.291            257,968
                                                               2004        1.067           1.198            139,483
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.030                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.420           1.456                  -
                                                               2004        1.301           1.420                  -
                                                               2003        0.969           1.301                  -
                                                               2002        1.000           0.969                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.342           1.453            273,728
                                                               2004        1.218           1.342            164,481
                                                               2003        0.994           1.218              6,136
                                                               2002        1.000           0.994                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.759           2.193            191,267
                                                               2004        1.441           1.759            141,585
                                                               2003        1.000           1.441             54,560

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.484           1.601            126,678
                                                               2004        1.279           1.484             93,506
                                                               2003        0.989           1.279                  -
                                                               2002        1.000           0.989                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.434           1.528            377,836
                                                               2004        1.263           1.434            331,135
                                                               2003        0.976           1.263            124,930
                                                               2002        1.000           0.976                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.268           1.294                  -
                                                               2004        1.191           1.268                  -
                                                               2003        0.977           1.191                  -
                                                               2002        1.000           0.977                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.154           1.158                  -
                                                               2004        1.105           1.154                  -
                                                               2003        1.010           1.105                  -
                                                               2002        1.000           1.010                  -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.304           1.331            418,030
                                                               2004        1.209           1.304            393,773
                                                               2003        0.967           1.209            143,964
                                                               2002        1.000           0.967                  -

   Fundamental Value Portfolio (6/00)                          2005        1.388           1.423                  -
                                                               2004        1.310           1.388                  -
                                                               2003        0.966           1.310                  -
                                                               2002        1.000           0.966                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.529           1.676                  -
                                                               2004        1.296           1.529                  -
                                                               2003        0.983           1.296                  -
                                                               2002        1.000           0.983                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.495           1.521            145,348
                                                               2004        1.329           1.495            113,336
                                                               2003        1.000           1.329                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.365           1.380            279,776
                                                               2004        1.238           1.365            163,189
                                                               2003        1.000           1.238              6,050


                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.522           1.612            216,566
                                                               2004        1.253           1.522            114,516
                                                               2003        1.000           1.253                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.111           1.110            464,685
                                                               2004        1.043           1.111            214,161
                                                               2003        1.000           1.043                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.068           1.071          1,035,472
                                                               2004        1.040           1.068            714,714
                                                               2003        1.012           1.040             27,193
                                                               2002        1.000           1.012                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.422           1.562              3,198
                                                               2004        1.251           1.422              3,198
                                                               2003        0.994           1.251                  -
                                                               2002        1.000           0.994                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.767           1.851            238,322
                                                               2004        1.431           1.767            203,643
                                                               2003        0.977           1.431             82,176
                                                               2002        1.000           0.977                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.385           1.410            260,182
                                                               2004        1.306           1.385            267,262
                                                               2003        0.960           1.306             59,804
                                                               2002        1.000           0.960                  -

   Investors Fund - Class I (1/01)                             2005        1.341           1.398            151,318
                                                               2004        1.241           1.341             70,944
                                                               2003        0.958           1.241                  -
                                                               2002        1.000           0.958                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.592           1.635            145,079
                                                               2004        1.413           1.592            156,147
                                                               2003        0.970           1.413              9,472
                                                               2002        1.000           0.970                  -


                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.178            1.150                  -
                                                               2004        1.164            1.178                  -
                                                               2003        0.963            1.164                  -
                                                               2002        1.000            0.963                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.270            1.322                  -
                                                               2004        1.261            1.270                  -
                                                               2003        0.960            1.261                  -
                                                               2002        1.000            0.960                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.301            1.341            143,582
                                                               2004        1.247            1.301             80,817
                                                               2003        0.969            1.247                  -
                                                               2002        1.000            0.969                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.201            1.226             23,153
                                                               2004        1.169            1.201             23,285
                                                               2003        0.979            1.169                  -
                                                               2002        1.000            0.979                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.337            1.395                  -
                                                               2004        1.239            1.337                  -
                                                               2003        0.962            1.239                  -
                                                               2002        1.000            0.962                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.268            1.285                  -
                                                               2004        1.214            1.268                  -
                                                               2003        0.961            1.214                  -
                                                               2002        1.000            0.961                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.275            1.357            164,676
                                                               2004        1.224            1.275            122,713
                                                               2003        0.967            1.224              2,233
                                                               2002        1.000            0.967                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Equity Income Portfolio (10/00)                                2005        1.323            1.353              284,705
                                                               2004        1.230            1.323              207,293
                                                               2003        0.958            1.230               36,353
                                                               2002        1.000            0.958                    -

Large Cap Portfolio (6/00)                                     2005        1.230            1.308               27,397
                                                               2004        1.179            1.230               71,256
                                                               2003        0.967            1.179                    -
                                                               2002        1.000            0.967                    -

Managed Allocation Series: Aggressive Portfolio (5/05)         2005        1.000            1.106                    -

Managed Allocation Series: Conservative Portfolio (7/05)       2005        1.007            1.017                    -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.008            1.051               45,691

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000            1.084              244,231

Managed Allocation Series: Moderate-Conservative
Portfolio (6/05)                                               2005        1.000            1.028               38,806

Mercury Large Cap Core Portfolio (6/00)                        2005        1.309            1.435              100,404
                                                               2004        1.154            1.309               66,131
                                                               2003        0.973            1.154                    -
                                                               2002        1.000            0.973                    -

MFS Emerging Growth Portfolio (2/00)                           2005        1.354            1.313                    -
                                                               2004        1.227            1.354               12,107
                                                               2003        0.971            1.227                    -
                                                               2002        1.000            0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.459            1.472              158,902
                                                               2004        1.306            1.459               94,124
                                                               2003        0.974            1.306                9,691
                                                               2002        1.000            0.974                    -

MFS Total Return Portfolio (7/00)                              2005        1.226            1.236            1,333,686
                                                               2004        1.124            1.226            1,076,462

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
 MFS Total Return Portfolio  (continued)                       2003        0.986            1.124             63,220
                                                               2002        1.000            0.986                  -

 MFS Value Portfolio (5/04)                                    2005        1.117            1.163             85,935
                                                               2004        1.000            1.117              9,859

 Mondrian International Stock Portfolio (3/02)                 2005        1.428            1.530            220,015
                                                               2004        1.260            1.428            157,537
                                                               2003        1.001            1.260                  -
                                                               2002        1.000            1.001                  -

 Pioneer Fund Portfolio (5/03)                                 2005        1.317            1.366             10,001
                                                               2004        1.211            1.317              3,791
                                                               2003        1.000            1.211                  -

 Pioneer Mid Cap Value Portfolio (7/05)                        2005        1.036            1.036                  -

 Pioneer Strategic Income Portfolio (5/04)                     2005        1.090            1.106            256,417
                                                               2004        1.000            1.090            103,830

 Strategic Equity Portfolio (6/00)                             2005        1.357            1.355             24,192
                                                               2004        1.258            1.357             23,249
                                                               2003        0.969            1.258                  -
                                                               2002        1.000            0.969                  -

 Style Focus Series: Small Cap Growth Portfolio (6/05)         2005        1.026            1.111                270

 Style Focus Series: Small Cap Value Portfolio (5/05)          2005        1.000            1.107                272

 Travelers Managed Income Portfolio (7/00)                     2005        1.083            1.075                  -
                                                               2004        1.076            1.083                  -
                                                               2003        1.014            1.076                  -
                                                               2002        1.000            1.014                  -

 Van Kampen Enterprise Portfolio (4/00)                        2005        1.207            1.274                  -
                                                               2004        1.188            1.207                  -
                                                               2003        0.966            1.188                  -
                                                               2002        1.000            0.966                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987            0.989            154,164
                                                               2004        0.997            0.987             96,297
                                                               2003        1.000            0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.347            1.472                  -
                                                               2004        1.252            1.347                  -
                                                               2003        0.951            1.252                  -
                                                               2002        1.000            0.951                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.359            1.365             15,696
                                                               2004        1.257            1.359              7,657
                                                               2003        1.007            1.257                  -
                                                               2002        1.000            1.007                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.342            1.382                  -
                                                               2004        1.366            1.342                  -
                                                               2003        0.946            1.366                  -
                                                               2002        1.000            0.946                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.341            1.421                  -
                                                               2004        1.240            1.341                  -
                                                               2003        0.977            1.240                  -
                                                               2002        1.000            0.977                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.972            0.978                  -
                                                               2004        0.985            0.972                  -
                                                               2003        0.999            0.985                  -
                                                               2002        1.000            0.999                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.253            1.323                  -
                                                               2004        1.196            1.253                  -
                                                               2003        0.959            1.196                  -
                                                               2002        1.000            0.959                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.532            1.573                  -
                                                               2004        1.354            1.532                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974            1.354                  -
                                                               2002        1.000            0.974                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.406            1.608             14,368
                                                               2004        1.246            1.406             15,205
                                                               2003        0.991            1.246                  -
                                                               2002        1.000            0.991                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.628            1.881            434,766
                                                               2004        1.334            1.628            257,511
                                                               2003        0.986            1.334                  -
                                                               2002        1.000            0.986                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.20%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.338            1.547                  -
                                                               2004        1.144            1.338                  -
                                                               2003        1.000            1.144                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.218            1.246              6,602
                                                               2004        1.119            1.218              6,602
                                                               2003        1.000            1.119                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.158            1.301                  -
                                                               2004        1.092            1.158                  -
                                                               2003        1.000            1.092                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.318            1.471             23,759
                                                               2004        1.187            1.318              8,440
                                                               2003        1.000            1.187                  -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.264            1.437             81,944
                                                               2004        1.148            1.264             16,435
                                                               2003        1.000            1.148                  -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.238            1.281            108,452
                                                               2004        1.146            1.238             22,121
                                                               2003        1.000            1.146                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.468            1.540                  -
                                                               2004        1.142            1.468                  -
                                                               2003        1.000            1.142                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199            1.293                  -
                                                               2004        1.073            1.199                  -
                                                               2003        1.000            1.073                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197            1.290            115,865
                                                               2004        1.067            1.197             23,905
                                                               2003        1.000            1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.030                  -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.300            1.332                  -
                                                               2004        1.192            1.300                  -
                                                               2003        1.000            1.192                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.230            1.331             32,524
                                                               2004        1.117            1.230                  -
                                                               2003        1.000            1.117                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.540            1.920                  -
                                                               2004        1.262            1.540                  -
                                                               2003        1.000            1.262                  -

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.362            1.468              8,678
                                                               2004        1.175            1.362                  -
                                                               2003        1.000            1.175                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.317            1.403                  -
                                                               2004        1.161            1.317                  -
                                                               2003        1.000            1.161                  -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.191            1.215            206,472
                                                               2004        1.119            1.191             44,636
                                                               2003        1.000            1.119                  -

   Diversified Strategic Income Portfolio (7/00)               2005        1.104            1.107              3,695
                                                               2004        1.057            1.104                  -
                                                               2003        1.000            1.057                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Equity Index Portfolio - Class II Shares (6/00)             2005        1.218            1.242                  -
                                                               2004        1.129            1.218                  -
                                                               2003        1.000            1.129                  -

   Fundamental Value Portfolio (6/00)                          2005        1.237            1.268             65,639
                                                               2004        1.168            1.237             24,257
                                                               2003        1.000            1.168                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.345            1.474                  -
                                                               2004        1.141            1.345                  -
                                                               2003        1.000            1.141                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.318            1.341                  -
                                                               2004        1.172            1.318                  -
                                                               2003        1.000            1.172                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.256            1.269              4,048
                                                               2004        1.140            1.256                  -
                                                               2003        1.000            1.140                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.402            1.484              3,535
                                                               2004        1.155            1.402                  -
                                                               2003        1.000            1.155                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114            1.112             27,563
                                                               2004        1.045            1.114                  -
                                                               2003        1.000            1.045                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.051            1.053              4,393
                                                               2004        1.024            1.051              4,240
                                                               2003        1.000            1.024                  -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.341            1.472                  -
                                                               2004        1.180            1.341                  -
                                                               2003        1.000            1.180                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.526            1.598                  -
                                                               2004        1.236            1.526                  -
                                                               2003        1.000            1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.239            1.261              8,725
                                                               2004        1.169            1.239              8,725
                                                               2003        1.000            1.169                  -

   Investors Fund - Class I (1/01)                             2005        1.238            1.290             19,376
                                                               2004        1.146            1.238                  -
                                                               2003        1.000            1.146                  -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.392            1.428                  -
                                                               2004        1.236            1.392                  -
                                                               2003        1.000            1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.113            1.087                  -
                                                               2004        1.101            1.113                  -
                                                               2003        1.000            1.101                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.158            1.204                  -
                                                               2004        1.151            1.158                  -
                                                               2003        1.000            1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.177            1.212                  -
                                                               2004        1.128            1.177                  -
                                                               2003        1.000            1.128                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.118            1.140            203,432
                                                               2004        1.088            1.118             32,569
                                                               2003        1.000            1.088                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.229            1.281            352,330
                                                               2004        1.140            1.229            356,993
                                                               2003        1.000            1.140                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.171            1.187              7,489
                                                               2004        1.122            1.171              7,498
                                                               2003        1.000            1.122                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.184            1.259                  -
                                                               2004        1.136            1.184                  -
                                                               2003        1.000            1.136                  -

   Equity Income Portfolio (10/00)                             2005        1.217            1.243                  -
                                                               2004        1.132            1.217                  -
                                                               2003        1.000            1.132                  -

   Large Cap Portfolio (6/00)                                  2005        1.170            1.244                  -
                                                               2004        1.123            1.170                  -
                                                               2003        1.000            1.123                  -

   Managed Allocation Series: Aggressive Portfolio (5/05)      2005        1.000            1.105                  -

   Managed Allocation Series: Conservative Portfolio (7/05)    2005        1.007            1.017                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.008            1.051                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000            1.084                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (6/05)                                            2005        1.000            1.028                  -

   Mercury Large Cap Core Portfolio (6/00)                     2005        1.235            1.353                  -
                                                               2004        1.089            1.235                  -
                                                               2003        1.000            1.089                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
MFS Emerging Growth Portfolio (2/00)                           2005        1.218            1.181                  -
                                                               2004        1.105            1.218                  -
                                                               2003        1.000            1.105                  -

MFS Mid Cap Growth Portfolio (3/02)                            2005        1.263            1.273                  -
                                                               2004        1.131            1.263                  -
                                                               2003        1.000            1.131                  -

MFS Total Return Portfolio (7/00)                              2005        1.176            1.184             69,872
                                                               2004        1.078            1.176              4,470
                                                               2003        1.000            1.078                  -

MFS Value Portfolio (5/04)                                     2005        1.116            1.163                  -
                                                               2004        1.000            1.116                  -

Mondrian International Stock Portfolio (3/02)                  2005        1.311            1.405                  -
                                                               2004        1.158            1.311                  -
                                                               2003        1.000            1.158                  -

Pioneer Fund Portfolio (5/03)                                  2005        1.225            1.270                  -
                                                               2004        1.126            1.225                  -
                                                               2003        1.000            1.126                  -

Pioneer Mid Cap Value Portfolio (7/05)                         2005        1.036            1.036                  -

Pioneer Strategic Income Portfolio (5/04)                      2005        1.090            1.105              6,615
                                                               2004        1.000            1.090              7,982

Strategic Equity Portfolio (6/00)                              2005        1.203            1.201                  -
                                                               2004        1.116            1.203                  -
                                                               2003        1.000            1.116                  -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005        1.026            1.111                  -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        1.000            1.107                  -

Travelers Managed Income Portfolio (7/00)                      2005        1.035            1.026            187,197
                                                               2004        1.029            1.035             20,659
                                                               2003        1.000            1.029                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Van Kampen Enterprise Portfolio (4/00)                      2005        1.146            1.209                  -
                                                               2004        1.128            1.146                  -
                                                               2003        1.000            1.128                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987            0.988              6,103
                                                               2004        0.997            0.987              7,585
                                                               2003        1.000            0.997                  -

   Smith Barney Aggressive Growth Portfolio (3/00)             2005        1.221            1.334                  -
                                                               2004        1.135            1.221                  -
                                                               2003        1.000            1.135                  -

   Smith Barney High Income Portfolio (8/00)                   2005        1.189            1.194            104,197
                                                               2004        1.101            1.189             86,793
                                                               2003        1.000            1.101                  -

   Smith Barney Large Capitalization Growth Portfolio (2/00)   2005        1.147            1.180                  -
                                                               2004        1.168            1.147                  -
                                                               2003        1.000            1.168                  -

   Smith Barney Mid Cap Core Portfolio (4/00)                  2005        1.251            1.325             20,028
                                                               2004        1.158            1.251                  -
                                                               2003        1.000            1.158                  -

   Smith Barney Money Market Portfolio (2/00)                  2005        0.981            0.986            109,235
                                                               2004        0.994            0.981             29,273
                                                               2003        1.000            0.994                  -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (2/00)           2005        1.167            1.233                  -
                                                               2004        1.115            1.167                  -
                                                               2003        1.000            1.115                  -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.395            1.432              4,326
                                                               2004        1.234            1.395                  -
                                                               2003        1.000            1.234                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (5/00)               2005        1.287            1.471              6,740
                                                               2004        1.140            1.287                  -
                                                               2003        1.000            1.140                  -

   Mid Cap Portfolio - Service Class 2 (3/02)                  2005        1.460            1.686                  -
                                                               2004        1.197            1.460                  -
                                                               2003        1.000            1.197                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.25%

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Capital Appreciation Fund (3/02)                            2005        1.382            1.597              144,490
                                                               2004        1.183            1.382               85,167
                                                               2003        0.968            1.183               62,369
                                                               2002        1.000            0.968                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.349            1.380              863,304
                                                               2004        1.241            1.349              671,346
                                                               2003        0.960            1.241              324,534
                                                               2002        1.000            0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (2/00)                                                      2005        1.211            1.360              551,459
                                                               2004        1.143            1.211              216,941
                                                               2003        0.948            1.143               66,077
                                                               2002        1.000            0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (2/00)                  2005        1.445            1.612            5,479,126
                                                               2004        1.302            1.445            3,301,874
                                                               2003        0.984            1.302              560,403
                                                               2002        1.000            0.984                    -

   Growth Fund - Class 2 Shares (2/00)                         2005        1.413            1.606           15,362,612
                                                               2004        1.285            1.413            9,273,858
                                                               2003        0.960            1.285            2,482,245
                                                               2002        1.000            0.960                    -

   Growth-Income Fund - Class 2 Shares (2/00)                  2005        1.357            1.404           18,636,981
                                                               2004        1.257            1.357           12,269,497
                                                               2003        0.971            1.257            2,985,394
                                                               2002        1.000            0.971                    -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (3/02)            2005        1.692            1.773              621,716
                                                               2004        1.317            1.692              363,487
                                                               2003        1.005            1.317              141,660
                                                               2002        1.000            1.005                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199            1.291              491,266
                                                               2004        1.073            1.199              200,346
                                                               2003        1.000            1.073                    -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197            1.289              558,937
                                                               2004        1.067            1.197              213,448
                                                               2003        1.000            1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.030              473,972

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (2/00)                                               2005        1.417            1.452            1,496,822
                                                               2004        1.300            1.417            1,111,279
                                                               2003        0.969            1.300              297,552
                                                               2002        1.000            0.969                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.340            1.448            3,992,826
                                                               2004        1.217            1.340            2,095,459
                                                               2003        0.994            1.217              723,595
                                                               2002        1.000            0.994                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.756            2.188            1,505,095
                                                               2004        1.440            1.756              466,250
                                                               2003        1.000            1.440               91,391

   Templeton Foreign Securities Fund - Class 2 Shares (2/00)   2005        1.481            1.596            4,568,600
                                                               2004        1.278            1.481            2,330,211
                                                               2003        0.989            1.278              519,279
                                                               2002        1.000            0.989                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.431            1.524            2,064,621
                                                               2004        1.262            1.431              594,562

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.976            1.262              206,659
                                                               2002        1.000            0.976                    -

Greenwich Street Series Fund
   Appreciation Portfolio (6/00)                               2005        1.265            1.290            5,012,226
                                                               2004        1.190            1.265            4,141,171
                                                               2003        0.977            1.190            1,561,246
                                                               2002        1.000            0.977                    -

   Diversified Strategic Income Portfolio (7/00)               2005        1.152            1.155            3,581,641
                                                               2004        1.103            1.152            2,920,201
                                                               2003        1.010            1.103              887,819
                                                               2002        1.000            1.010                    -

   Equity Index Portfolio - Class II Shares (6/00)             2005        1.302            1.327            2,839,502
                                                               2004        1.208            1.302            2,252,137
                                                               2003        0.967            1.208            1,148,700
                                                               2002        1.000            0.967                    -

   Fundamental Value Portfolio (6/00)                          2005        1.385            1.419            9,239,878
                                                               2004        1.309            1.385            8,216,033
                                                               2003        0.966            1.309            2,834,488
                                                               2002        1.000            0.966                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.525            1.671               71,823
                                                               2004        1.295            1.525               17,001
                                                               2003        0.983            1.295                9,106
                                                               2002        1.000            0.983                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.492            1.517              896,870
                                                               2004        1.328            1.492              512,682
                                                               2003        1.000            1.328               58,521

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.363            1.376            2,139,915
                                                               2004        1.237            1.363            1,226,122
                                                               2003        1.000            1.237              154,434

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.519            1.608            2,921,421
                                                               2004        1.252            1.519            1,430,939
                                                               2003        1.000            1.252              131,586

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.110            1.108            4,183,574
                                                               2004        1.042            1.110            2,075,669
                                                               2003        1.000            1.042              364,430

   Total Return Portfolio - Administrative Class (5/01)        2005        1.066            1.067           16,295,872
                                                               2004        1.039            1.066           11,030,522
                                                               2003        1.012            1.039            4,444,217
                                                               2002        1.000            1.012                    -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.420            1.557              503,884
                                                               2004        1.249            1.420              507,731
                                                               2003        0.994            1.249              378,045
                                                               2002        1.000            0.994                    -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.764            1.846            1,127,527
                                                               2004        1.429            1.764              802,610
                                                               2003        0.977            1.429              446,380
                                                               2002        1.000            0.977                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (6/00)                               2005        1.382            1.406            3,274,732
                                                               2004        1.305            1.382            2,835,223
                                                               2003        0.960            1.305            1,303,133
                                                               2002        1.000            0.960                    -

   Investors Fund - Class I (1/01)                             2005        1.338            1.394            1,852,362
                                                               2004        1.240            1.338            1,547,557
                                                               2003        0.958            1.240              657,293
                                                               2002        1.000            0.958                    -

   Small Cap Growth Fund - Class I (3/00)                      2005        1.589            1.630              758,509
                                                               2004        1.412            1.589              681,109
                                                               2003        0.970            1.412              195,339
                                                               2002        1.000            0.970                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                         NUMBER OF UNITS
                                                                         BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR          YEAR           END OF YEAR          END OF YEAR
----------------------------------------------------           ----      -------------     -------------       ---------------
Smith Barney Investment Series
    Smith Barney Dividend Strategy Portfolio (5/01)            2005          1.175             1.147                 663,758
                                                               2004          1.163             1.175                 499,442
                                                               2003          0.963             1.163                 171,776
                                                               2002          1.000             0.963                       -

    Smith Barney Premier Selections All Cap                    2005          1.268             1.318                  64,976
    Growth Portfolio (5/01)                                    2004          1.260             1.268                  30,641
                                                               2003          0.960             1.260                  15,353
                                                               2002          1.000             0.960                       -

Smith Barney Multiple Discipline Trust
    Multiple Discipline Portfolio - All Cap Growth             2005          1.299             1.337              21,918,724
    and Value (10/02)                                          2004          1.245             1.299              14,950,399
                                                               2003          0.969             1.245               3,309,858
                                                               2002          1.000             0.969                       -

    Multiple Discipline Portfolio - Balanced All Cap           2005          1.199             1.222              19,350,145
    Growth and Value (10/02)                                   2004          1.168             1.199              13,207,492
                                                               2003          0.979             1.168               2,672,484
                                                               2002          1.000             0.979                       -

    Multiple Discipline Portfolio - Global All Cap             2005          1.335             1.390               4,997,367
    Growth and Value (10/02)                                   2004          1.238             1.335               2,387,094
                                                               2003          0.962             1.238                 490,264
                                                               2002          1.000             0.962                       -

    Multiple Discipline Portfolio - Large Cap Growth           2005          1.266             1.282               3,120,861
    and Value (10/02)                                          2004          1.213             1.266               1,741,885
                                                               2003          0.961             1.213                 576,357
                                                               2002          1.000             0.961                       -

The Travelers Series Trust
    AIM Capital Appreciation Portfolio (5/01)                  2005          1.273             1.353                 533,485
                                                               2004          1.222             1.273                 433,213
                                                               2003          0.967             1.222                 173,834
                                                               2002          1.000             0.967                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                        NUMBER OF UNITS
                                                                                BEGINNING OF       UNIT VALUE AT     OUTSTANDING AT
                        PORTFOLIO NAME                                 YEAR         YEAR            END OF YEAR        END OF YEAR
-----------------------------------------------------------------      ----     -------------      -------------     ---------------
Equity Income Portfolio (10/00)                                        2005         1.320              1.349            3,470,760
                                                                       2004         1.229              1.320            2,356,302
                                                                       2003         0.958              1.229              933,491
                                                                       2002         1.000              0.958                    -

Large Cap Portfolio (6/00)                                             2005         1.227              1.304              761,388
                                                                       2004         1.178              1.227              638,667
                                                                       2003         0.966              1.178              246,621
                                                                       2002         1.000              0.966                    -

Managed Allocation Series: Aggressive Portfolio (5/05)                 2005         1.000              1.105                  474

Managed Allocation Series: Conservative Portfolio (7/05)               2005         1.007              1.017                    -

Managed Allocation Series: Moderate Portfolio (6/05)                   2005         1.008              1.050              113,761

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)        2005         1.000              1.083              238,769

Managed Allocation Series: Moderate-Conservative Portfolio (6/05)      2005         1.000              1.028                8,861

Mercury Large Cap Core Portfolio (6/00)                                2005         1.306              1.431              360,257
                                                                       2004         1.153              1.306              236,555
                                                                       2003         0.973              1.153              123,529
                                                                       2002         1.000              0.973                    -

MFS Emerging Growth Portfolio (2/00)                                   2005         1.351              1.310                    -
                                                                       2004         1.226              1.351              237,712
                                                                       2003         0.971              1.226              131,311
                                                                       2002         1.000              0.971                    -

MFS Mid Cap Growth Portfolio (3/02)                                    2005         1.456              1.467              662,001
                                                                       2004         1.305              1.456              183,666
                                                                       2003         0.974              1.305              138,108
                                                                       2002         1.000              0.974                    -

MFS Total Return Portfolio (7/00)                                      2005         1.224              1.232           12,161,644
                                                                       2004         1.123              1.224            8,449,630

                         CONDENSED FINANCIAL INFORMATION

                                                                            UNIT VALUE AT                           NUMBER OF UNITS
                                                                            BEGINNING OF        UNIT VALUE AT       OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR             YEAR             END OF YEAR          END OF YEAR
-----------------------------------------------------          ----         -------------       --------------      ---------------
MFS Total Return Portfolio  (continued)                        2003             0.986               1.123              3,040,252
                                                               2002             1.000               0.986                      -

MFS Value Portfolio (5/04)                                     2005             1.116               1.162                692,556
                                                               2004             1.000               1.116                152,817

Mondrian International Stock Portfolio (3/02)                  2005             1.425               1.526              1,407,512
                                                               2004             1.259               1.425                820,537
                                                               2003             1.001               1.259                 85,856
                                                               2002             1.000               1.001                      -

Pioneer Fund Portfolio (5/03)                                  2005             1.315               1.363                524,811
                                                               2004             1.210               1.315                202,670
                                                               2003             1.000               1.210                  4,367

Pioneer Mid Cap Value Portfolio (7/05)                         2005             1.036               1.036                      -

Pioneer Strategic Income Portfolio (5/04)                      2005             1.089               1.104              3,120,622
                                                               2004             1.000               1.089                438,335

Strategic Equity Portfolio (6/00)                              2005             1.354               1.351                459,855
                                                               2004             1.256               1.354                421,151
                                                               2003             0.969               1.256                331,406
                                                               2002             1.000               0.969                      -

Style Focus Series: Small Cap Growth Portfolio (6/05)          2005             1.026               1.111                  8,175

Style Focus Series: Small Cap Value Portfolio (5/05)           2005             1.000               1.106                      -

Travelers Managed Income Portfolio (7/00)                      2005             1.081               1.072              5,358,347
                                                               2004             1.075               1.081              4,415,032
                                                               2003             1.014               1.075              1,389,623
                                                               2002             1.000               1.014                      -

Van Kampen Enterprise Portfolio (4/00)                         2005             1.205               1.270                242,757
                                                               2004             1.186               1.205                112,094
                                                               2003             0.966               1.186                157,881
                                                               2002             1.000               0.966                      -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                          NUMBER OF UNITS
                                                                           BEGINNING OF       UNIT VALUE AT       OUTSTANDING AT
                      PORTFOLIO NAME                            YEAR           YEAR            END OF YEAR          END OF YEAR
-----------------------------------------------------           ----       -------------      -------------       ---------------
Travelers Series Fund Inc.
    SB Adjustable Rate Income Portfolio - Class I               2005           0.986              0.987               2,390,703
    Shares (9/03)                                               2004           0.997              0.986               1,892,813
                                                                2003           1.000              0.997                  14,435

    Smith Barney Aggressive Growth Portfolio (3/00)             2005           1.344              1.467              11,136,013
                                                                2004           1.250              1.344               8,924,780
                                                                2003           0.951              1.250               2,994,791
                                                                2002           1.000              0.951                       -

    Smith Barney High Income Portfolio (8/00)                   2005           1.356              1.361               5,049,829
                                                                2004           1.256              1.356               3,993,608
                                                                2003           1.007              1.256               1,647,756
                                                                2002           1.000              1.007                       -

    Smith Barney Large Capitalization Growth                    2005           1.339              1.378               3,424,059
    Portfolio (2/00)                                            2004           1.365              1.339               3,125,256
                                                                2003           0.946              1.365               1,176,777
                                                                2002           1.000              0.946                       -

    Smith Barney Mid Cap Core Portfolio (4/00)                  2005           1.338              1.417               1,933,083
                                                                2004           1.239              1.338               1,628,496
                                                                2003           0.977              1.239                 733,971
                                                                2002           1.000              0.977                       -

    Smith Barney Money Market Portfolio (2/00)                  2005           0.970              0.975               3,019,588
                                                                2004           0.984              0.970               2,251,784
                                                                2003           0.999              0.984                 888,448
                                                                2002           1.000              0.999                       -

Van Kampen Life Investment Trust
    Emerging Growth Portfolio - Class I Shares (2/00)           2005           1.250              1.319                 148,862
                                                                2004           1.195              1.250                 104,386
                                                                2003           0.959              1.195                  55,188
                                                                2002           1.000              0.959                       -

Variable Annuity Portfolios
    Smith Barney Small Cap Growth Opportunities                 2005           1.529              1.568                 449,352
    Portfolio (5/01)                                            2004           1.353              1.529                 361,221

                         CONDENSED FINANCIAL INFORMATION

                                                                            UNIT VALUE AT                           NUMBER OF UNITS
                                                                            BEGINNING OF        UNIT VALUE AT       OUTSTANDING AT
                  PORTFOLIO NAME                              YEAR             YEAR              END OF YEAR         END OF YEAR
-------------------------------------------------             -----         -------------       -------------       ---------------
    Smith Barney Small Cap Growth Opportunities               2003             0.974               1.353                  162,355
    Portfolio  (continued)                                    2002             1.000               0.974                        -

Variable Insurance Products Fund
    Contrafund<< Portfolio - Service Class (5/00)             2005             1.403               1.603                6,370,669
                                                              2004             1.244               1.403                3,260,531
                                                              2003             0.991               1.244                1,112,778
                                                              2002             1.000               0.991                        -

    Mid Cap Portfolio - Service Class 2 (3/02)                2005             1.625               1.875                4,190,757
                                                              2004             1.333               1.625                2,561,023
                                                              2003             0.986               1.333                  731,326
                                                              2002             1.000               0.986                        -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBernstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, the Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Neuberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, the PBHG Funds: PBHG Growth Fund - Advisor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, the Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

AllianceBernstein Large-Cap Growth Portfolio - Class B is no longer available to new contract owners.

Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares is no longer available to new contract owners.

Salomon Brothers Variable All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Variable Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen LIT Emerging Growth Portfolio - Class I Shares is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

                                   VINTAGE II
                             VINTAGE II (SERIES II)

                       STATEMENT OF ADDITIONAL INFORMATION
           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT
                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC-Book-03-85                                                          May 2006

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits

 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
1(a).      Resolution of The Travelers Insurance Company Board of Directors
           authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Travelers Fund ABD for Variable
           Annuities' Registration Statement on Form N-4 EL, File Nos. 033-
           65343/07465, filed December 22, 1995.)

1(b).      Resolution of The MetLife Insurance Company of Connecticut Board of
           Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund BD III for Variable Annuities into MetLife of CT Separate
           Account Eleven for Variable Annuities. (to be filed by amendment.)

2.         Not Applicable.

3(a).      Distribution and Principal Underwriting Agreement among the
           Registrant, MetLife Insurance Company of Connecticut and MetLife
           Investors Distribution Company.  (to be filed by amendment.)

3(b).      Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
           (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
           Amendment No. 16 to MetLife of CT Fund ABD for Variable Annuities to the Registration Statement on Form N-4, File No. 033-65343/811-07465 filed April 4, 2007.)

3(c) Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
           MetLife of CT Fund ABD for Variable Annuities to the Registration
           Statement on Form N-4, File No. 033-65343/811-07465 filed April 4,
           2007.)

3(d)       Services Agreement between MetLife Investors Distribution Company and
           MetLife Insurance Company of Connecticut and Amendment No. 1 to
           Services Agreement. (Incorporated herein by reference to Exhibit 3(e) to the Post-Effective Amendment No. 15 to MetLife of CT Fund BD for
           Variable Annuities' Registration Statement on Form N-4, File Nos.
           033-73466/811-08242, filed April 7, 2008.)

4(a). Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-
           82009, filed on September 29, 1999.)

4(b). Form of Vintage Annuity Contract. (Incorporated herein by reference to Exhibit 4(b) to Post-Effective Amendment No. 5 to the Registration
           Statement on Form N-4, File No. 333-82009 filed June 9, 2003.)


 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
4(c).      Death Benefit Endorsement A. (Incorporated herein by reference to
           Exhibit 4(c) to Post-Effective Amendment No. 5 to the Registration
           Statement on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(d).      Death Benefit Endorsement B. (Incorporated herein by reference to
           Exhibit 4(d) to Post-Effective Amendment No. 5 to the Registration
           Statement on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(e). Deferred Annual Step-Up Death Benefit Endorsement. (Incorporated herein by reference to Exhibit 4(e) to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, File No. 333-82009 filed
           June 9, 2003.)

4(f). Enhanced Stepped-Up Provision Rider. (Incorporated herein by reference to Exhibit 4(f) to Post-Effective Amendment No. 5 to the
           Registration Statement on Form N-4, File No. 333-82009 filed June 9,
           2003.)

4(g).      Spousal Continuation Rider. (Incorporated herein by reference to
           Exhibit 4(g) to Post-Effective Amendment No. 5 to the Registration
           Statement on Form N-4, File No. 333-82009 filed June 9, 2003.)

4(h).      Cash Loan Rider. (Incorporated herein by reference to Exhibit 4(h) to
           Post-Effective Amendment No. 5 to the Registration Statement on Form
           N-4, File No. 333-82009 filed June 9, 2003.)

4(i). Beneficiary Rider. (Incorporated herein by reference to Exhibit 4(i) to Post-Effective Amendment No. 5 to the Registration Statement on
           Form N-4, File No. 333-82009 filed June 9, 2003.)

4(j). Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4(j) to Post-Effective Amendment No. 5 to the
           Registration Statement on Form N-4, File No. 333-82009 filed June 9,
           2003.)

4(j)(1). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
           Registration Statement on Form N-4, file No. 333-101778, Filed
           November 19, 2004.)

4(k). Fixed Account Interest Rate Endorsement. (Incorporated herein by reference to Exhibit 4(k) to Post-Effective Amendment No. 5 to the
           Registration Statement on Form N-4, File No. 333-82009 filed June 9,
           2003.)

4(l). Company Name Change Endorsement The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit
           4(c) to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
           Variable Annuities to the Registration Statement on Form N-4, File
           No. 033-65343 filed April 6, 2006.)

4(m).      Roth 401 Endorsement. (Incorporated herein by reference to Exhibit
           4(d) to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
           Variable Annuities to the Registration Statement on Form N-4, File
           No. 033-65343 filed April 6, 2006.

4(n).      Roth 403(b) Endorsement.  (Incorporated herein by reference to
           Exhibit 4(e) to Post-Effective Amendment No. 14 to The Travelers Fund
           ABD for Variable Annuities to the Registration Statement on Form N-4,
           File No. 033-65343 filed April 6, 2006.

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 5 to the Registration Statement on
           Form N-4, File No. 333-82009 filed June 9, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
           Travelers Fund ABD for Variable Annuities to the Registration
           Statement on Form N-4, File No. 033-65343 filed April 6, 2006.)

6(a).      Charter of The Travelers Insurance Company, as amended on October 19,
           1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed
           November 13, 1998.)

6(b).      By-Laws of The Travelers Insurance Company, as amended on October 20,
           1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed
           November 13, 1998.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
           14 to The Travelers Fund ABD for Variable Annuities Registration
           Statement on Form N-4, File No. 033-65343 filed April 6, 2006.)

7.         Specimen Reinsurance Agreement. (Incorporated herein by reference to
           Exhibit 7 to Post-Effective Amendment No. 2 to the Registration
           Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
           Statement on Form N-4, File No. 333-101778, filed April 21, 2005).

8(b).      Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
           Advisers, LLC, Metropolitan Life Insurance Company, The Travelers
           Insurance Company and The Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to The Travelers Fund
           ABD for Variable Annuities Registration Statement on Form N-4, File
           No. 033-65343 filed April 6, 2006.)


 EXHIBIT
 NUMBER    DESCRIPTION
 -------   -----------
8(c).      Participation Agreement Among Met Investors Series Trust, Met
           Investors Advisory, LLC, MetLife Investors Distribution Company, The
           Travelers Insurance Company and The Travelers Life and Annuity
           Company effective November 1, 2005.  (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
           Travelers Fund ABD for Variable Annuities Registration Statement on
           Form N-4, File No. 033-65343 filed April 6, 2006.)

9.         Opinion of Counsel as to the legality of securities being registered.
           (to be filed by amendment.)

10.        Consent of Deloitte & Touche LLP, Independent Registered Public
           Accounting Firm. (to be filed by amendment.)

11.        Not Applicable.

12.        Not Applicable.

13.        Power of Attorney authorizing Michele H. Abate, John E. Connolly,
           Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
           Cellupica and Marie C. Swift to act as signatory for Michael K.
           Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
           Joseph J. Prochaska, Jr. Filed herewith.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 485 qualified contracts and 644 non-qualified contracts of Vintage II, and there were 1,945 qualified contracts and 1,554 non-qualified contracts of Vintage II (Series II) offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney